Exhibit 99.1

            , 2022

Dear Colfax Corporation Stockholder:

On March 4, 2021, we announced our intention to separate our company into two independent, publicly traded companies. Completion of the separation will create (i) a specialty medical technology company providing high-quality medical devices with a broad range of products that will operate under the new name Enovis Corporation (“Enovis”) and (ii) a fabrication technology company, named ESAB Corporation (“ESAB”), which focuses on formulating, developing, manufacturing and supplying consumable welding and cutting products and equipment, as well as gas control equipment, to a wide range of global end markets. The separation will occur by means of a pro rata distribution of 90% of the outstanding shares of ESAB common stock to current Colfax stockholders. Following the separation, each company is expected to be positioned for sharpened strategic focus, increased operating flexibility and resources to capitalize on unique growth opportunities, capital structures and capital allocation strategies that are tailored to each company’s growth strategy, improved investor alignment with each company’s clear value proposition, and the ability for investors to value the two companies based on their distinct strategic, operational and financial characteristics.

ESAB will be comprised of Colfax’s existing fabrication technology business and certain other assets and liabilities that Colfax is expected to contribute to ESAB prior to the separation. As a stand-alone entity, ESAB is expected to (i) pursue a strategy focused on complementing its growth with operating improvements to further enhance margins and cash flow and (ii) maintain a balanced capital allocation policy focused on growth investments, bolt-on acquisitions and return of capital to stockholders.

Enovis, a leader in orthopedic solutions, providing devices, software and services spanning the full continuum of patient care, from injury prevention to joint replacement to rehabilitation, is expected to continue and expand its share in high-growth, high-margin served and adjacent markets through strategic M&A and R&D investments. Following the separation, we believe Enovis will be well positioned to deliver above-market growth, margin improvement and increased cash flow, with capital deployment to be focused on supporting Enovis’s strategic growth program.

The separation will provide current Colfax stockholders with ownership interests in both Enovis and ESAB. The separation will be in the form of a pro rata distribution of 90% of the outstanding shares of ESAB common stock to current Colfax stockholders. Each Colfax stockholder will receive one share of ESAB common stock for every three shares of Colfax common stock held on March 22, 2022 (the “record date” for the distribution).

You do not need to take any action to receive the shares of ESAB common stock to which you are entitled as a Colfax stockholder. You also do not need to pay any consideration or surrender or exchange the shares of Colfax common stock to which you are entitled. ESAB has been authorized to list its common stock on the New York Stock Exchange under the symbol “ESAB.” Following the distribution, Colfax will trade on the New York Stock Exchange under the symbol “ENOV.”

The distribution is intended to be tax-free to current Colfax stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

I encourage you to read the information statement, which is being provided to all Colfax stockholders who held shares of Colfax common stock on the record date. The information statement describes the separation and the distribution in detail and contains important business and financial information about ESAB.

We believe the separation is a significant and exciting step in our company’s history, and we remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

Matthew L. Trerotola

President, Chief Executive Officer and Director

Colfax Corporation

            , 2022

Dear Future ESAB Corporation Stockholder:

We are excited to welcome you as a stockholder of ESAB. We are proud of our heritage and are committed to using our experienced management team, talented employees, outstanding brand and leading market position to establish our own independent record of strong performance.

ESAB is a fabrication technology leader with an unparalleled global footprint, track record of industry-leading product innovation and strong positions in attractive emerging markets. We have successfully executed our operational improvement strategy to out-grow peers in recent years while significantly increasing margins and cash flow. ESAB generated revenues of $2.4 billion during the year ended December 31, 2021, with strong operating profit margins and significant free cash flow.

As a stand-alone company, we believe we will be well-positioned to further increase our market share as a leader in global industrial markets through innovation and commercial excellence. We will focus on complementing our growth with operating improvements to further enhance our margins and cash flow, and will maintain a balanced capital allocation policy focused on growth investments, bolt-on acquisitions and return of capital to stockholders.

Our outstanding team has a strong Colfax legacy and seeks to make continuous improvement part of everything we do.

I personally invite you to learn more about ESAB and our strategic initiatives by reading the accompanying information statement. We have been authorized to list our common stock on the New York Stock Exchange under the symbol “ESAB.” With our strong foundation derived from Colfax, ESAB is set up well for what we believe will be our best days to come.

Sincerely,

Shyam P. Kambeyanda

President and Chief Executive Officer

ESAB Corporation

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, but has not yet become effective.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MARCH 17, 2022

INFORMATION STATEMENT

ESAB Corporation

This information statement is being furnished in connection with the pro rata distribution by Colfax Corporation (“Colfax”) to its stockholders of 90% of the outstanding shares of common stock of ESAB Corporation, a wholly owned subsidiary of Colfax, that will primarily hold, directly or indirectly, the assets and liabilities associated with Colfax’s fabrication technology business, and certain other assets and liabilities that Colfax is expected to contribute prior to the separation (“ESAB” or the “Company”). Upon completion of the distribution, Colfax will change its name to Enovis Corporation.

For every three shares of Colfax common stock held of record by you as of the close of business on March 22, 2022 (the “record date” for the distribution), you will receive one share of ESAB common stock. You will receive cash in lieu of any fractional shares of ESAB common stock that you would have received after application of the above ratio.

The distribution is intended to be tax-free to Colfax stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

No vote of Colfax stockholders is required to complete the distribution. Therefore, you are not being asked for any proxy in connection with the distribution. You also do not need to pay any consideration, to exchange or surrender your existing shares of Colfax common stock or to take any other action in order to receive the shares of ESAB common stock to which you are entitled.

There is no current trading market for ESAB common stock. ESAB expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date, and further expects that “regular-way” trading will begin on the first trading day following the distribution. ESAB been authorized to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ESAB.” Following the distribution, Enovis will trade on the NYSE under the symbol “ENOV.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 21.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is            , 2022.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this information statement was first mailed to Colfax stockholders on or about            , 2022. This information statement will be mailed to those Colfax stockholders who previously elected to receive a paper copy of such materials.

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Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, references herein to: (i) “ESAB,” the “Company,” “we,” “us” and “our” refer to ESAB Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation or, with respect to historical information, the business and operations of Colfax’s fabrication technology business that will be transferred to the Company in connection with the separation and distribution. In connection with the separation and distribution, Colfax Corporation will change its name to “Enovis Corporation.” References herein to the terms “Colfax,” “Parent” and “Enovis,” when used in a historical context, refer to Colfax Corporation, a Delaware corporation, and its consolidated subsidiaries (including ESAB and all of its subsidiaries) and, when used in the future tense, refer to Enovis Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation and distribution.

In connection with the separation and distribution, we will enter into a series of transactions with Colfax pursuant to which Colfax will transfer the assets and liabilities of its fabrication technology business and certain other assets and liabilities to us in exchange for shares of our common stock and the Cash Distribution (as defined herein). As used herein: (i) the “separation” refers to the separation of the fabrication technology business from Colfax, the transfer of certain other assets and liabilities to us from Colfax and the creation of a separate, publicly traded company holding the fabrication technology business; and (ii) the “distribution” refers to the pro rata distribution of 90% of the shares of ESAB common stock owned by Colfax as of the record date to Colfax stockholders. Except as otherwise indicated or unless the context otherwise requires, the information in this information statement about ESAB assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

Market, Industry and Other Data

Unless otherwise indicated, information in this information statement concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from third-party sources and management estimates. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Management estimates have not been verified by any independent source.

Estimates of our company’s addressable market, defined as established equipment products and new products in automation, software and services, are based on public data from peer companies, customer surveys, and market analyses conducted by our sales function. We also use these sources and analyses, in addition to data from IHS Markit Ltd., to estimate the established fabrication technology products market and the higher-growth fabrication technology products market, including medical and special gas control, digital solutions and robotics, and their respective growth rates.

These, and other assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Trademarks and Trade Names

The name and mark, ESAB, and other of our trademarks, trade names and service marks appearing in this information statement are our property or, as applicable, licensed to us, or, as applicable, are the property of Colfax. The name and mark, Colfax, Enovis and other trademarks, trade names and service marks of Colfax appearing in this information statement are the property of Colfax.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is ESAB and why is Colfax separating ESAB’s businesses and distributing ESAB’s common stock?	ESAB, which is currently a wholly owned subsidiary of Colfax, was formed to hold Colfax’s fabrication technology business and certain other assets and liabilities that will be contributed to ESAB from Colfax prior to the consummation of the separation. The separation of ESAB from Colfax and the distribution of ESAB common stock are intended to provide you with equity investments in two separate, publicly traded companies that will each be able to focus on its respective business strategies. Colfax and ESAB believe that the separation will result in enhanced long-term performance of each business for the reasons discussed in “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this information statement?	Colfax is delivering this information statement to you because you are a holder of record of shares of Colfax common stock. If you are a holder of Colfax common stock as of the close of business on March 22, 2022 (the record date for the distribution), you will be entitled to receive one share of ESAB common stock for every three shares of Colfax common stock that you held at the close of business on such date. This information statement will help you understand how the separation and distribution will affect your investment in Colfax and your investment in us after the separation.

How will the separation of ESAB from Colfax work?	To accomplish the separation of ESAB into a separate, publicly-traded company, Colfax will distribute 90% of the outstanding shares of our common stock to Colfax stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

Why is the separation of ESAB structured as a distribution?	Colfax believes that a distribution of shares of our common stock to Colfax stockholders that is tax-free for U.S. federal income tax purposes is an efficient way to separate the fabrication technology business in a manner that will create long-term value for Colfax and its stockholders.

What is the record date for the distribution?	The record date for the distribution will be March 22, 2022.

When will the distribution occur?	It is expected that 90% of our common stock will be distributed by Colfax on or about April 4, 2022 to holders of record of Colfax common stock as of the close of business on March 22, 2022 (the record date for the distribution).

What do Colfax stockholders need to do to participate in the distribution?	Colfax stockholders as of the record date are not required to take any action to receive our common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required, and you are not being asked for a proxy. You also do not need to pay any consideration, exchange or surrender your existing shares of Colfax common stock or take any other action to receive the shares of our common stock to which you are entitled. The distribution will not affect the number of outstanding shares of Colfax common stock or any rights of Colfax stockholders, although it will affect the market value of each outstanding share of Colfax common stock. In connection with and immediately following the separation, Colfax intends to effect a reverse stock split of its common stock (the “reverse stock split”) and a corresponding reduction in the number of authorized shares of its common stock, which will also affect the market value of each outstanding share of Colfax common stock.

How will shares of ESAB common stock be issued?

You will receive shares of our common stock through the same or substantially similar channels that you currently use to hold or trade shares of Colfax common stock (whether through a brokerage account, 401(k) plan or other channel). Receipt of shares of our common stock will be documented for you in substantially the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Colfax common stock as of the record date, Colfax, with the assistance of EQ Shareowner Services, the distribution agent, transfer agent and registrar for our common stock (“EQ”), will electronically distribute shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. EQ will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for such shares.

How many shares of ESAB common stock will I receive in the distribution?	Colfax will distribute to you one share of our common stock for every three shares of Colfax common stock held by you as of the record date. Based on approximately 161,993,909 shares of Colfax common stock outstanding as of March 1, 2022, assuming a distribution of 90% of our common stock and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), we expect that a total of approximately 53,997,969 shares of our common stock will be distributed to Colfax stockholders and approximately 5,999,774 shares of our common stock will continue to be owned by Enovis following the separation. See “The Separation and Distribution.”

Will ESAB issue fractional shares of its common stock in the distribution?	No. We will not issue fractional shares of our common stock in the distribution. Fractional shares that Colfax stockholders would otherwise have been entitled to receive will be aggregated into whole shares and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders.”

What are the conditions to the distribution?

The distribution is subject to final approval by the board of directors of Colfax (the “Colfax Board”), as well as a number of other conditions, including, among others:

•   the approval of the boards of directors of each of Colfax and us, which approval has not been withdrawn;

•   the transfer of assets and liabilities to us in accordance with the separation agreement will have been completed;

•   Colfax will have received a private letter ruling from the Internal Revenue Service (the “IRS”), which Colfax has received, and an opinion of Latham & Watkins LLP, tax counsel to Colfax, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

•   the SEC will have declared effective the registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC, and this information statement, or a Notice of Internet Availability thereof, will have been mailed to Colfax stockholders as of the record date for the distribution;

•   all actions and filings necessary or appropriate under applicable securities laws will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental authority;

•   the agreements relating to the separation will have been duly executed and delivered by the parties thereto;

•   no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•   the shares of our common stock to be distributed will have been accepted for listing on the NYSE, subject to official notice of distribution;

•   Colfax will have requested the resignation of each of our directors and officers who will continue solely as an officer or director of Enovis following the separation other than Christopher Hix who will continue to serve as one of our directors in addition to continuing to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer;

•   Colfax will have entered into a distribution agent agreement with, or provided instructions regarding the distribution to, EQ as distribution agent;

•   all material governmental approvals necessary to consummate the distribution and to permit the operation of our business after the separation substantially as it is currently conducted will have been obtained;

•   the Cash Distribution will have been declared and paid by us to Colfax; and

•   no other event or development will have occurred or exist that, in the judgment of the Colfax Board, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

Neither we nor Colfax can assure you that any or all of these conditions will be met. In addition, Colfax can decline at any time to go forward with the separation and distribution. See “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?	The completion and timing of the separation and distribution are dependent upon a number of conditions. It is expected that 90% of our common stock will be distributed by Colfax on or about April 4, 2022 to holders of record of Colfax common stock as of the close of business on March 22, 2022 (the record date for the distribution). However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

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Can Colfax decide to cancel the distribution of ESAB common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions as described in “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Colfax has the right to terminate, modify or abandon the distribution, even if all of the conditions are satisfied.

What if I want to sell my Colfax or ESAB common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Colfax stock?

Beginning on or shortly before the record date and continuing through the distribution date, it is expected that there will be two markets in Colfax common stock: a “regular-way” market and an “ex-distribution” market. Shares of Colfax common stock that trade in the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution.

If you decide to sell any shares of Colfax common stock before the distribution date, you should ensure that your stockbroker, bank or other nominee understands whether you want to sell your shares of Colfax common stock with or without your entitlement to our common stock distributed pursuant to the distribution.

Where will I be able to trade shares of ESAB common stock?	We have been authorized to list our common stock on the NYSE under the symbol “ESAB.” We anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to the distribution date. We anticipate that “regular-way” trading in our common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What will happen to the listing of Colfax common stock?	Upon completion of the distribution, Colfax will change its name to Enovis Corporation. After the distribution, Enovis common stock will trade on the NYSE under the symbol “ENOV.”

Will the number of shares of Colfax common stock that I own change as a result of the distribution?	No. The number of shares of Colfax common stock that you own will not change as a result of the distribution. However, in connection with and immediately following the distribution, Colfax intends to effect the reverse stock split, which, if effected, will decrease the number of shares of Colfax common stock that you own in proportion to the reverse stock split ratio.

Will the distribution affect the market price of my shares of Enovis common stock?	Yes. As a result of the distribution, Colfax expects the trading price of shares of Enovis common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the fabrication technology business. However, following the anticipated reverse stock split, Colfax expects the trading price of shares of Enovis common stock to increase as a result of the reverse stock split. There can be no assurance that the aggregate market value of the Enovis common stock and our common stock following the separation and the reverse stock split will be higher or lower than the market value of Colfax common stock if the separation (and the reverse stock split) did not occur. This means, for example, that after the distribution, the combined trading prices of the equivalent of one pre-reverse stock split share of Enovis common stock and one-third of a share of our common stock (representing the number of shares of our common stock to be received per every one share of Colfax common stock in the distribution) may be equal to, greater than or less than the trading price of one share of Colfax common stock before the distribution and the reverse stock split.

What are the U.S. federal income tax consequences of the separation and the distribution?	The distribution is conditioned upon, among other things, Colfax’s receipt of a private letter ruling from the IRS, which Colfax has received, and the opinion of Latham & Watkins LLP, tax counsel to Colfax, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling is and the opinion of tax counsel will be based on certain factual assumptions and representations and subject to qualifications and limitations. If the distribution qualifies as a reorganization, then for U.S. federal income tax purposes, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders”) will not recognize gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the distribution. The material U.S. federal income tax consequences of the distribution are described in the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders.” Each Colfax stockholder is encouraged to consult its tax advisor as to the specific tax consequences of the distribution to such stockholder, including the effect of any state, local and non-U.S. tax laws and of changes in applicable tax laws.

How will I determine my tax basis in the shares of ESAB common stock that I receive in the distribution?	For U.S. federal income tax purposes, assuming that the distribution is tax-free to Colfax stockholders, the tax basis in the Colfax stock that a Colfax stockholder holds immediately prior to the distribution will be allocated between such stockholder’s shares of Colfax stock and the shares of ESAB stock received in the distribution (including any fractional share interest for which cash is received) in proportion to the relative fair market values of each immediately following the distribution. See “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders” for a more detailed description of the effects of the distribution on Colfax stockholders’ tax basis in shares of Colfax stock and ESAB stock. Each Colfax stockholder is encouraged to consult its tax advisor as to how this allocation will work based on such stockholder’s situation (including if shares of Colfax stock were purchased by such stockholder at different times or for different amounts) and regarding any particular consequences of the distribution to such stockholder, including the application of state, local and non-U.S. tax laws.

What will ESAB’s relationship be with Enovis following the separation?	We expect to enter into a separation agreement with Colfax to effect the separation and provide a framework for our relationship with Enovis after the separation. We also expect to enter into certain other agreements, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an EBS license agreement and a stockholder’s and registration rights agreement. These agreements will govern the separation between us and Colfax of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Colfax and its subsidiaries attributable to periods prior to, at and after the separation and will govern certain relationships between us and Enovis after the separation. See “—What does Enovis intend to do with any shares of our common stock it retains?,” “Information Statement Summary—The Separation and Distribution,” “Certain Relationships and Related Person Transactions” and “Risk Factors—Risks Related to the Separation.”

How will Enovis vote any shares of our common stock it retains?	Enovis will agree to vote any shares of common stock that it retains in proportion to the votes cast by our other stockholders and is expected to grant us a proxy with respect to such retained shares. See “Certain Relationships and Related Person Transactions.”

What does Enovis intend to do with any shares of our common stock it retains?	Enovis will dispose of all of our common stock that it retains after the distribution, including through one or more subsequent exchanges of our common stock for Enovis debt held by one or more investment banks and/or through distributions of our common stock to Enovis stockholders as dividends or in exchange for outstanding shares of Enovis common stock, within the twelve-month period following the distribution.

Who will manage ESAB after the separation?	ESAB benefits from having in place a management team with an extensive background in the fabrication technology business. Led by Shyam P. Kambeyanda, our President and Chief Executive Officer, and Kevin Johnson, our Chief Financial Officer, ESAB’s management team possesses deep knowledge of, and extensive experience in, our industry. Mitchell P. Rales, the current Chairman of the Colfax Board, is expected to serve as Chairman of our board of directors (the “Board”) and the Enovis Board after the distribution. See “Management.”

Are there risks associated with owning ESAB common stock?	Yes. Ownership of our common stock is subject to both general and specific risks, including those relating to our businesses, the industries in which we operate, our ongoing contractual relationships with Enovis after the separation and our status as a separate, publicly traded company. Ownership of our common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 21. You are encouraged to read that section carefully.

Does ESAB plan to pay dividends?	Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock. See “Dividend Policy.”

Will ESAB incur any indebtedness prior to or at the time of the distribution?	Yes, we anticipate having certain indebtedness upon completion of the separation which we expect will consist of (i) a senior revolving facility, (ii) a senior term loan A-1 facility and (iii) a 364-day senior term loan A-2 facility. See “Description of Certain Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent, transfer agent and registrar for the ESAB common stock?

The distribution agent, transfer agent and registrar for our common stock will be EQ. For questions relating to the transfer or mechanics of the distribution, you should contact:

Equiniti Trust Company

1110 Centre Pointe Curve

Suite 101

Mendota Heights, MN 55120

Telephone: +1-800-468-9716

Where can I find more information about each of Colfax and ESAB?

Before the distribution, if you have any questions relating to Colfax’s business performance, you should contact Colfax at:

Mike Macek

Vice President, Finance

Colfax Corporation

Telephone: +1-302-252-9160

Email: investorrelations@colfaxcorp.com

After the distribution, ESAB stockholders who have any questions relating to our business performance should contact us at:

Mark Barbalato

Vice President, Investor Relations

ESAB Corporation

Telephone: +1-301-323-9098

Email: investorrelations@esab.com

We maintain an internet website at www.ESAB.com. Our website, and the information contained on or accessible through our website, is not incorporated by reference in this information statement.

INFORMATION STATEMENT SUMMARY

This summary highlights information included elsewhere in this information statement and does not contain all of the information that may be important to you. You should read this entire information statement carefully, including “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto (the “Combined Financial Statements”).

Business Summary

We are a global fabrication technology company that formulates, develops, manufactures and supplies consumable products and equipment for use in cutting, joining and automated welding, as well as gas control equipment. Products are marketed under several brand names, most notably ESAB, which we believe is well known in the international welding industry. ESAB’s comprehensive range of welding consumables includes electrodes, cored and solid wires and fluxes using a wide range of specialty and other materials, and cutting consumables includes electrodes, nozzles, shields and tips. Approximately 69% of ESAB’s 2021 revenue was attributable to the sale of welding consumables, which reflect a high recurring revenue stream. ESAB’s fabrication technology equipment ranges from portable welding machines to large customized automated cutting and welding systems. ESAB also offers a range of software and digital solutions to help its customers increase their productivity, remotely monitor their welding operations and digitize their documentation. Products are sold into a wide range of global end markets, including general industry, construction, infrastructure, transportation, energy, renewable energy, and medical & life sciences. Our sales channels include both independent distributors and direct salespeople who, depending on geography and end market, sell our products to our end users.

We believe our company, which competes in an estimated $30 billion market, is the prominent industry player with a substantial position in every major market in the world, combining global scale with regional agility to maximize growth and profits. We define our addressable market as established equipment products and new products in automation, software and services, and estimate its size based on public data from peer companies, customer surveys, and market analysis conducted by our sales function. 51% of our 2021 revenues were derived from developing markets, which we define as South America, Eastern Europe, India, Asia, Australia and the Middle East, and which are expected to grow at greater than twice the rate of more mature markets in North America and Europe based on publicly available economic data from sources such as IHS Markit and the International Monetary Fund. Our business is well-positioned in attractive markets like healthcare and life sciences.

Over time, we developed a strong innovation engine that we believe creates competitive advantages. The rate of new product introductions has accelerated from 24 in 2016 to approximately 100 in 2021. Our WeldCloud digital product platform is in its early stages of customer adoption and represents another opportunity for differentiation and growth.

Acquisitions are a core part of our strategy and are used to strengthen our company and accelerate growth. Acquisitions follow our disciplined process to ensure strategic alignment, rapid integration and attractive long-term financial returns. Over the past five years, we deployed approximately $400 million to complete and integrate several acquisitions, and we expect to complete more acquisitions in the following years. Sales from acquired businesses increased Net sales by more than $50 million from 2020 to 2021. The gross margin percentage for acquired businesses was approximately 450 basis points higher than for core businesses in 2021.

We have used the ESAB Business Excellence (“EBX”) to promote growth. In combination with our favorable market position and innovation, these commercial tools have enabled us to drive average revenue growth from

2018 to 2021 that is approximately 290 basis points greater than our Key Peers (as defined below). The markets we compete in are also served by Lincoln Electric (“LECO”) and the welding businesses within Illinois Tool Works, Inc. (“ITW,” and together with LECO, our “Key Peers”). Based on information derived from LECO’s and ITW’s public filings, the composite three-year average revenue growth for our Key Peers from 2018 to 2021 was approximately 1.6%, which was approximately 290 basis points lower than our average three-year organic revenue growth of approximately 4.5% over the same period.

We have also used EBX to drive productivity improvements in our supply chain and back-office operations. Over the past five years, we reduced the number of key operating sites by 35%, and from 2017 to 2021, we generated annualized savings of approximately $24 million. We have an active program to streamline our back-office costs through automation, consolidation and increased utilization of best-cost sites. Between 2017 and 2021, increased productivity, organic growth and acquisitions contributed to a 260-basis point expansion in adjusted EBITDA margins, and we expect more improvement in future years from growth and productivity.

Following the separation, the Company will continue to be led by ESAB’s current President and Chief Executive Officer, Shyam Kambeyanda, who will also serve on our Board. Long-time Colfax financial executive and current ESAB business Chief Financial Officer, Kevin Johnson, will serve as the Company’s Chief Financial Officer. The Company will remain headquartered in Maryland and continue to operate under its well-known brand name, ESAB. The separation is expected to support the Company’s leadership in global industrial markets and position it to further increase market share through innovation and commercial excellence. We expect the Company to focus on complementing its growth with operating improvements to further enhance margins and cash flow, as well as to maintain a balanced capital allocation policy focused on growth investments, bolt-on acquisitions and return of capital to stockholders.

The Company

ESAB is a diversified industrial growth company that provides fabrication technology products and services to customers around the world, principally under the ESAB brand. The Company has been built through a series of acquisitions, as well as organic growth. We seek to build an enduring premier global enterprise by applying EBX, our business management system, to continuously improve our Company and pursue growth in revenues and improvements in profit and cash flow.

EBX is integral to our operations. EBX consists of a comprehensive set of values, behaviors, processes and tools that are designed to drive continuous improvement and create superior value for our customers, stockholders and associates. Rooted in our core values, EBX is our culture. We believe that our management team’s access to, and experience in, the application of the EBX methodology is one of our primary competitive strengths. We have used EBX to accelerate our growth and improve business performance.

Industry Overview

Our products and services are marketed worldwide, and the markets we serve are fragmented and competitive. Because we compete in selected niches of these markets and due to the diversity of our products and services, no single company competes directly with us across all our markets. We encounter a wide variety of competitors that differ by product line, including well-established regional competitors, competitors with greater specialization in particular markets, as well as larger competitors. The markets that we compete in are also served by Lincoln Electric and the welding business within Illinois Tool Works, Inc. Our customer base is broadly diversified across many sectors of the economy, and we believe customers place a premium on quality, reliability, availability, design and application engineering support. We believe the principal elements of competition in our served markets are the technical ability to meet customer specifications, product quality and reliability, brand names, price, application expertise and engineering capabilities, timely delivery and strong aftermarket support. We believe that we are a leading competitor in each of our markets.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of a variety of key industry growth trends. In particular, by leveraging robotics and the Industrial Internet of Things (“IIoT”), we believe we are positioned to be a leading provider of complete welding workflow solutions. Given recent government infrastructure spending as well as continued growth across emerging markets, we believe there will be an increasing amount of public and private financing deployed towards the infrastructure sector. We believe increased capital inflow to infrastructure will spur building and construction activity, supporting greater uses of industrial welding tools and services both for replacing aging assets with sustainable and renewable infrastructure as well as new construction.

Additionally, there is an increasing demand for digital welding solutions which complement a growing number of connected devices. Improved computing power and cloud-based technology have led to considerable expansion in the number of connected devices and solutions across the IIoT. According to Statista, the global installed base of IIoT devices is expected to increase from over 13 billion units in 2021 to over 30 billion units by 2025. The desire to monitor and control devices remotely through cloud-based applications is creating a growing market for fabricators and manufacturers that wish to streamline, manage, and analyze data to maximize productivity. Our WeldCloud digital solution capitalizes on the growing demand for data analytics and delivers information used to optimize the welding process and provide quality assurance. We believe WeldCloud is a leading early-stage offering that enables connected equipment through digital solutions and offers a strong value proposition to customers. While WeldCloud is currently in the initial stages of introduction, we believe WeldCloud has the foundation to grow into a high-margin recurring revenue stream as digital adoption increases in the industry.

Technological innovation and an increased focus on sustainability and safety have also driven higher standards for materials used in industrial manufacturing. In the automotive manufacturing industry, federal regulations are requiring stricter crash and safety standards and mandating vehicles to achieve minimum mileage per gallon, which has prompted manufacturers to reduce vehicle weight by amalgamating lighter materials to the vehicle body, largely using advanced welding techniques. Increased regulations around gas management have also driven manufacturers to utilize higher-strength materials while maintaining environmentally safe practices. This places an increased demand on new welding techniques to achieve required density. We have introduced new innovative, environmentally-centric products and higher density fillers and alloys as a result of these trends.

We have also made investments in welding automation and robotic solutions to address changing labor trends across the welding industry. According to the American Welding Society, the U.S. welder shortage will reach a deficit of approximately 400,000 workers by 2024, driven by a reduced number of new welders entering the workforce combined with attrition due to retirements. The average age of today’s welders is 55, and fewer than 20 percent are under the age of 35. Robotic welding machines and automated welding systems present a solution to address the labor gap, as well as speed up production, reduce long term costs, improve weld integrity and consistency, and reduce downtime. In addition, rising global labor costs have shifted manufacturers’ focus on leveraging automation and robotics to provide cost-effective welding solutions and improve profitability.

Furthermore, rising concerns over the occupational hazards of the welding and cutting industry have initiated legislative actions and OSHA standards to better protect workers. This has spurred a growing demand for welding robotics, which can replace or assist their human counterparts in safety-critical parts of the job. The increased legislative focus on workplace safety is also creating a growing market for protective equipment such as helmets and lower-fume welding inputs. As stricter safety standards are established, more businesses will require more advanced protection for their workers, which is addressed by the products we manufacture.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives that are intended to drive profitable growth in the markets where we compete. We believe established fabrication technology products represent a

$25 billion global market, growing at 2 - 3% annually. Our recent track record of new product introductions and our global footprint differentiate us from our peers and enhance our competitive position. Our organic and inorganic growth activities are also focused on increasing exposure and competitiveness in higher-growth fabrication technology segments, including medical and specialty gas control, digital solutions and robotics. In the aggregate, we believe these segments represent a $5 billion annual market with an annual growth rate of 6 - 8%. We believe that our strategy has enabled our ability to drive superior growth and margin expansion to our principal global competitors.

•	Generate Strong Organic Growth Through Investment in Product Innovation and Digital Solutions

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Innovation: We invest actively in new product development. From 2016 to 2021, we increased annual new product introductions by 300%, and in 2020 and 2021, we derived approximately 28% of our sales from products introduced during the preceding five years. We have introduced best-in-class light industrial equipment, modernized and upgraded our heavy equipment offerings and introduced new offerings in our core filler materials business in response to customer demands such as lightweighting and lower fume production. Critically, we maintained R&D investment during the COVID-19 global pandemic to protect our momentum in innovation.

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Global presence: ESAB’s global presence is unique among our competitors. Based on internal market analyses, we believe we are the leading fabrication technology provider in Europe, the Middle East, India, South America and Australia by revenue, and the leading global player in China by revenue. We are the third largest provider in North America by revenue. Our global footprint provides access to higher-growth emerging market economies, and it diversifies our business to support stability across economic cycles. We have also organized global R&D centers of excellence that give us access to the broadest range of customer input, as well as top talent in a best-cost environment.

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Digital/WeldCloud: We have invested to advance our digital offerings in parallel to investing in our hardware portfolio. Our WeldCloud software platform positions us a solution provider and increases connectivity across our portfolio. WeldCloud delivers customers insight to improve the efficiency of their operations, allows them to track work quality in real-time, helps them manage welding-related documentation and provides remote fleet management that reduces equipment downtime. As WeldCloud penetration into our customer base grows, we expect to benefit from unique user insights and analysis and continue building toward a high-margin recurring revenue stream and leveraging opportunities for pull-through revenue.

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Robotics: Robotics is another key thrust of our innovation strategy. Our customers look to us for workflow solutions that automate complex, repeatable tasks. Our Octopuz OLP software enables off-line programming of welding robots, and works with any robot OEM in a customer facility. This technology is adaptable to a broad range of customer demands, including high-mix / low-volume production, and drives increased repeatability, quality and productivity.

•	Apply EBX to Drive Continuous Improvement

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EBX: EBX is core to ESAB’s culture and operations. EBX disciplines are embedded in our day-to-day operations and permeate all aspects of our business. The EBX playbook is grounded in the voice of the customer and guides our approach to innovation, which includes rapid prototyping with targeted customers to maximize product effectiveness and differentiation. EBX has also played a critical role in allowing ESAB to optimize its manufacturing footprint, transform our supply chain, improve price management and enhance customer experience and engagement.

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Margin expansion: From 2016 to 2021, we improved our Adjusted EBITDA margins by over 290 basis points. We achieved this result through a combination of factors, including rationalizing our production footprint, optimizing SG&A spend and enhancing pricing. Our long-term strategic goal is for consistent Adjusted EBITDA margins between 20-22%. We expect that our application of EBX, along with continued growth in higher-margin digital and robotics offerings, will be key drivers of this expansion.

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High cash conversion: In 2021, ESAB generated Net cash provided by operating activities of $251 million, which was 105% of ESAB’s net income of $239 million. We expect another year of strong cash conversion for 2022. There remain further opportunities to improve inventory management, as well as for other working capital improvements.

•	Redeploy Our Free Cash Flow to Acquire Businesses with Differentiated Technologies in Attractive Markets

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Higher growth, higher gross margin and lower cyclicality: ESAB is a proven acquirer, having completed six acquisitions since the beginning of 2017. Our M&A criteria select for businesses that will improve our revenue and earnings growth, enhance our gross margins and continue to reduce cyclicality. Our recent acquisitions grew through the pandemic and into 2021 and generated gross margins 450 basis points greater than our core business in 2021.

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Differentiated technology: We use M&A to increase our exposure to technologies that expand our differentiation versus peers. For example, in recent years, our acquisitions have expanded our digital and robotic offerings, complementing our dedicated internal R&D efforts in these areas.

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Attractive adjacencies: Acquisitions also allow ESAB to accelerate our penetration of compelling adjacent markets. In recent years, we have used M&A to enter the medical and specialty gas control market, which represents an approximately $3 billion addressable market growing in the mid-single-digit area.

•	Attract and Retain Talented Employees

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Our ability to maintain a high performing, diverse and inclusive workplace is a critical component of our strategy. Our workforce is highly engaged, as demonstrated by our ongoing associate surveys and an annual voluntary turnover rate in the single-digits. We have assembled a global talent base that supports our commitment to customer-led innovation and continuous improvement. It is our firm conviction that the best team wins.

•	Build Our Competitive Advantage by Offering the Broadest Portfolio of Solutions and the Industry’s Leading Global Brands

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Our company represents a uniquely complete solution set, reflected in our sector’s broadest product portfolio and a stable of leading global brands. Our offerings include a full set of fabrication technology hardware, software and consumables, with applications in a diverse set of industrial end markets. We estimate the value of our global addressable market to be $30 billion. The ESAB brand is globally prominent in fabrication technology, and our other brands have strong presence in specific geographies and product categories. We believe that the completeness of our solution set, the value of our brands and our global reach generate distinct competitive advantages for ESAB.

The Separation and Distribution

The Separation and Distribution

On March 4, 2021, Colfax announced its intention to separate its fabrication technology business from the remainder of its businesses.

In connection with the separation, the Colfax Board, or a duly authorized committee thereof, will approve the pro rata distribution of 90% of our issued and outstanding shares of common stock, on the basis of one share of our common stock for every three shares of Colfax common stock held as of the close of business on March 22, 2022 (the record date for the distribution).

Our Post-Separation Relationship with Enovis

Prior to the completion of the distribution, we will be a wholly owned subsidiary of Colfax, and all of our outstanding shares of common stock will be owned by Colfax. Following the separation and distribution, we and Enovis will operate as separate public companies.

Prior to the completion of the distribution, we will enter into a separation agreement with Colfax (the “separation agreement”). We will also enter into various other agreements to provide a framework for our relationship with Colfax after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an EBS license agreement and a stockholder’s and registration rights agreement. These agreements will provide for the allocation between us and Colfax of Colfax’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern certain relationships between us and Enovis after the separation. In exchange for the transfer of the assets and liabilities of Colfax’s fabrication technology business and certain other assets and liabilities to us, we will deliver to Colfax shares of our common stock and a cash distribution in the amount of approximately $1.2 billion (the “Cash Distribution”).

Descriptions of these agreement are included below. For additional information regarding the separation agreement and such other agreements, please refer to sections entitled “The Separation and Distribution,” “Certain Relationships and Related Person Transactions” and “Risk Factors—Risks Related to the Separation and Our Relationship with Enovis.”

The Separation and Distribution Agreement

We intend to enter into a separation agreement with Enovis immediately prior to the distribution of our common stock to Enovis stockholders. The separation agreement will set forth our agreements with Enovis regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Enovis following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be allocated to each of Enovis and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Enovis retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Enovis. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

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“ESAB Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, business records, rights to indemnification and permits, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“ESAB Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

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all of the liabilities (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the effective time of the separation) to the extent related to, arising out of or resulting from our business, our assets or Enovis’s previously divested Fluid Handling Business and Air and Gas Handling Businesses (together, the “Discontinued Businesses”), including any and all asbestos-related contingencies and liabilities related to, arising out of or resulting from the Discontinued Businesses;

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all of the liabilities as of the effective time of the separation that would have resulted in such liabilities being included or reflected as liabilities or obligations of ESAB or its subsidiaries on our pro forma balance sheet;

•	liabilities based upon, relating to or arising from our contracts;

•	liabilities based upon, relating to or arising from our intellectual property;

•	liabilities based upon, relating to or arising out of our permits;

•	liabilities based upon, relating to or arising out of our real property leases;

•	liabilities based upon, relating to or arising out of our owned property;

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liabilities with respect to terminated, divested or discontinued businesses, assets or operations that were of such a nature that they would have been part of our business had they not been terminated, divested or discontinued;

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“Environmental Liabilities” (as defined in the separation agreement) arising at, prior to or after the effective time of the separation to the extent based upon, relating to or arising from the conduct of our business or the Discontinued Businesses;

•	liabilities arising out of claims by any third party against us to the extent relating to, arising out of or resulting from our business, our assets or the Discontinued Businesses; and

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all assets and liabilities of Enovis will be retained by or transferred to Enovis or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary approvals or notifications are not obtained or made or that any requirements of laws or judgments are not complied with. In general, neither we nor Enovis will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Cash Distribution

Pursuant to the separation agreement, we will distribute approximately $1.2 billion to Colfax in partial consideration of the transfer of the ESAB Assets to us in connection with the separation.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities of such party, liabilities arising from, or in connection with, the transactions and other activities to implement the separation and distribution and liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the separation (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the effective time of the separation) to the extent relating to, arising out of or resulting from such party’s business, assets and liabilities (and, with respect to us, the Discontinued Businesses). The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Enovis under the separation agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its past, present and future officers, directors, employees and agents for any losses relating to, arising out of or resulting from, directly or indirectly:

•	the liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	any breach by the indemnifying party of the separation agreement or any ancillary agreement (unless such other ancillary agreement expressly provides for separate indemnification therein);

•	any third-party claims that the use of the indemnifying party’s intellectual property by the other party infringes the intellectual property rights of such third-party;

•	any guarantee, indemnification or contribution obligation, letter of credit, bond or similar credit support commitment by the other party for the benefit of the indemnifying party; and

•	any untrue statement or alleged untrue statement of material fact or omission by such indemnifying party in the Form 10, this information statement or any other disclosure document.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Enovis will, without the consent of the other party, solicit or hire an employee of the other party or its subsidiaries for one (1) year following the separation.

Transition Services Agreement

We and Enovis will enter into a transition services agreement that will be effective upon the distribution, pursuant to which Enovis and its subsidiaries and we and our subsidiaries will provide to each other various services on a transitional basis. The transition services will include various services and functions, many of which currently use a shared technology platform, including human resources, payroll, certain information technology services, treasury services and financial reporting services. The charges for the transition services generally are expected to allow the providing company to fully recover all internal and external costs and expenses it actually incurs in connection with providing the service (including a reasonable allocation of overhead) without further markup and are based on pass-through billing, percent of use billing or fixed fee monthly billing. The transition services shall be provided in the manner and at a level substantially consistent with that provided by the respective providing company immediately preceding the Distribution Date.

The term for each of the transition services to be provided under the agreement will be set forth in the service schedules, and it is anticipated that all of the services will expire within two years following the distribution. The transition services will also be terminable under certain circumstances, including but not limited to, in the event of any uncured material breach by the other party or its applicable affiliates. The recipient of a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days. Each recipient of services will indemnify the providing company from all liabilities and losses for claims to the extent resulting from or arising out of any third party claim to the extent resulting from or arising out of the transition services agreement or any operations or activities of the recipient affected by the services provided to it, except to the extent resulting from or arising out of the providing company’s fraud, gross negligence or intentional misconduct in the provision of services by such providing company. Each providing company of transition services shall indemnify the recipient of such services from all liabilities and losses to the extent resulting from or arising out of any third party claim to the extent resulting from or arising out of the providing company’s fraud, gross negligence or intentional misconduct in the provision of services by it.

Tax Matters Agreement

Prior to the distribution, we and Enovis will enter into a tax matters agreement that will govern our respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, we will indemnify Enovis for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both us and Enovis, to the extent such taxes are attributable to us or our businesses for any tax period (or portion thereof) beginning after the distribution, or (ii) imposed with respect to tax returns that include only us. Notwithstanding the foregoing, we will also indemnify Enovis for (x) one-half of any additional taxes due as a result of any audit adjustments imposed with respect to tax returns for pre-distribution tax periods that include both us and Enovis and (y) certain taxes that are attributable to our businesses that are imposed with respect to certain unitary tax returns filed by Enovis or incurred as a result of restructuring activities undertaken to effectuate the distribution.

Taxes incurred by Enovis and us relating to or arising out of the failure of the intended tax treatment of the distribution will generally be shared equally by Enovis and us. If, however, such failure is attributable to certain acts or omissions by us, inaccuracies, misrepresentations or misstatements relating to us or events involving our stock or assets, we will generally bear and indemnify Enovis for such taxes.

The tax matters agreement will require us to comply with the representations made in the private letter ruling Colfax has received and in materials submitted to the IRS in connection therewith and to legal counsel in connection with the tax opinion Enovis expects to receive regarding the intended tax treatment of the distribution and certain related transactions. The tax matters agreement will also restrict our ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment. In particular, in the two years following the distribution, we may be restricted from, among other things, (i) entering into transactions pursuant to which more than five percent (5%) of our equity would be issued or acquired, whether by merger or otherwise, (ii) ceasing to actively conduct certain of our businesses or (iii) disposing of more than a threshold amount of assets used in our businesses, in each case, unless we obtain a waiver from Enovis or receive a private letter ruling from the IRS or an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment. Notwithstanding receipt of such ruling or opinion, in the event that such action causes a failure of the intended tax treatment, we could be responsible for taxes arising therefrom.

Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Enovis under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Enovis were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

Employee Matters Agreement

We and Enovis will enter into an employee matters agreement immediately prior to the distribution date that will govern our and Enovis’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Transfers of Employees and Assumption and Retention of Liabilities

The employee matters agreement will provide that Enovis will use its reasonable best efforts to cause the employees and independent contractors that exclusively or primarily are engaged in our business or who are necessary for our ongoing operations to be transferred to us prior to the distribution date. From the distribution date, Enovis will assume or retain (i) all liabilities in relation to Enovis employees, including in relation to termination and whenever incurred, (ii) all liabilities under Enovis benefit arrangements, whenever incurred and (iii) all other liabilities or obligations assigned to Enovis under the employee matters agreement. We will retain, accept or assume (i) all liabilities in relation to our employees, former service providers and independent contractors, including in relation to termination and whenever incurred, (ii) all liabilities under our benefit arrangements, whenever incurred and (iii) all other liabilities or obligations assigned to us under the employee matters agreement.

Treatment of outstanding Enovis equity awards

The employee matters agreement will provide that each Enovis equity award held by our employees and directors that is outstanding immediately prior to the distribution will be assumed by us and converted into an ESAB equity award denominated in shares of ESAB common stock with a comparable value, based on an equity award adjustment ratio to be adopted by Enovis for purposes of making equitable adjustments to the Enovis equity awards held by our employees and directors. For each equity award holder, the intent is to maintain the economic value of the equity awards before and after the distribution. The terms of the equity awards, such as the award period, exercisability and vesting schedule, as applicable, will generally continue unchanged. However, unvested and outstanding PRSUs will be earned on the distribution date either (i) at target if the performance period is less than fifty percent (50%) complete as of the distribution date or (ii) at the then current performance (as of the distribution date) if the performance period is fifty percent (50%) or more complete as of that date. Although performance is determined as of the distribution date, such converted PRSUs will not fully vest until the end of the applicable performance period stated in the original award agreement. As a result of the adjustments to the equity awards, the precise number of shares of ESAB common stock to which the adjusted equity awards will relate will not be known until the distribution or shortly thereafter. For Mr. Vinnakota, except for any shares or units deferred under the Colfax Director Deferred Compensation Plan, 50% of his awards will be converted into ESAB equity awards and 50% will remain Enovis equity awards. For Mr. Hix, 50% of his RSUs and PRSUs will be converted into ESAB equity awards, while his Enovis stock options will remain Enovis stock options. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.” As of the distribution date, our ESAB Corporation 2022 Omnibus Incentive Plan, generally similar to the Enovis 2020 Omnibus Incentive Plan, will be effective to provide the ESAB equity awards described above, and future equity-based awards to our employees and non-employee directors that, similar to the Enovis 2020 Omnibus Incentive Plan, include stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, performance shares, performance units, substitute awards and conversion awards.

Treatment of Enovis benefit and compensation plans

The employee matters agreement will provide that, no later than following the distribution date, our employees generally will no longer participate in benefit and compensation plans sponsored or maintained by Enovis and will commence participation in our benefit and compensation plans, which are expected to be generally similar to the existing Enovis benefit and compensation plans.

Effective January 1, 2022, our eligible U.S. employees commenced participation in our ESAB Group, Inc. 401(k) retirement plan (with their account balances transferred from the Colfax 401(k) retirement plan), comprehensive welfare benefits plan, Internal Revenue Code Section 125 cafeteria plan, ESAB Nonqualified Plan (with account balances transferred from the Colfax Nonqualified Plan), Excess Benefits Plan (frozen to new participants with account balances transferred from the Colfax Excess Benefit Plan), and ESAB Corporation annual incentive plan, all of which are generally similar to the Enovis plans in which our U.S. employees participated. To the extent an ESAB employee on short-term disability prior to the distribution date becomes eligible for long-term disability benefits, such long-term disability benefits will be provided under the Enovis long-term disability insurance policy.

No later than the distribution date, ESAB employees’ accrued time-off benefits will carryover from Enovis to ESAB, and workers’ compensation claims (including claims incurred but not reported) and liabilities relating thereto will be assumed by ESAB.

Prior to the distribution, the ESAB Group, Inc. will assume sponsorship of the Colfax U.S. defined benefit pension plan (which is frozen as to accruals and new participants), in which our current and former employees are among the participants, and all liabilities thereunder. As of the distribution date, our ESAB Corporation executive officer severance plan and non-employee director deferred compensation plan, which are generally similar to the corresponding Enovis executive officer severance plan and non-employee director deferred compensation plan, will become effective to provide severance benefits to our officers upon certain terminations, and to provide non-employee directors the opportunity to defer payment of director fees and equity awards.

New employee benefit plans and compensation plans for our non-U.S. employees are not anticipated to be required. However, the employee matters agreement contains a provision relating to the obligations of ESAB with respect to non-U.S. plans in the event it is determined that a non-U.S. ESAB employee is participating in a non-U.S. plan of Enovis.

General matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Enovis and us.

Intellectual Property Matters Agreement

We and Enovis will enter into an intellectual property matters agreement pursuant to which Enovis will grant to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) and worldwide license to use certain intellectual property rights retained by Enovis. We will be able to sublicense our rights in connection with activities relating to our and our affiliates’ business but not for independent use by third parties.

We will also grant back to Enovis a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) and worldwide license to continue to use certain intellectual property rights owned by or transferred to us. Enovis will be able to sublicense its rights in connection with activities relating to Enovis’s and its affiliates’ retained business but not for independent use by third parties. The term of the intellectual property matters agreement is perpetual.

The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Enovis’s retained know-how, trade secrets (excluding EBS), copyrights or patents is used in any of our businesses, and, as such, applies to all portions of our businesses. However, we believe there may be relatively little use of such retained trade secrets, copyrights or patented technology in our businesses, and as a result, we do not believe that the intellectual property matters agreement has a material impact on any of our businesses.

EBS License Agreement

We and Enovis will enter into an EBS license agreement pursuant to which Enovis will grant us a royalty-free, non-exclusive, worldwide, and non-transferable license to use, solely in support of our business, the Colfax Business System, which will be rebranded as “Enovis Growth Excellence Business System” in connection with Colfax’s name change to Enovis Corporation, and referred to in this information statement and the EBS license agreement as “EBS.” We will be able to sublicense such license to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries). In addition, we and Enovis will each license to each other improvements made by such party to EBS during the first two years of the term period of the EBS license agreement.

The term of the EBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us.

Reasons for the Separation

The Colfax Board believes that separating its fabrication technology business from the remainder of Colfax is in the best interests of Colfax and its stockholders for the following reasons:

•

Improved Investor Alignment. The separation will allow investors to separately value each company based on its distinct investment identity. Our businesses differ from Colfax’s other businesses in several respects, such as the market for products and services, manufacturing processes and R&D capabilities. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on its distinct characteristics. The separation is expected to enhance our ability to use stock as an acquisition currency and as a way to attract and award employees.

•

Tailored Capital Structure and Allocation of Capital. The separation will permit us to concentrate our financial resources solely on our own operations without having to compete with other Colfax businesses for investment capital. This will provide greater flexibility to invest capital in our business in a time and manner appropriate for our distinct strategy and business needs. The separation will also create an independent equity structure that will afford us with direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities and effect future acquisitions utilizing our common stock.

•	Increased Operating Flexibility. The separation will allow each company to have increased operating flexibility and resources to capitalize on growth opportunities in their respective markets.

•

Sharpened Strategic Focus. The separation will allow each company to more effectively pursue its distinct operating priorities and strategies and enable its respective management to focus exclusively on its unique opportunities for long-term growth and profitability.

The Colfax Board also considered the following potentially negative factors in evaluating the separation:

•

Loss of Joint Purchasing Power and Increased Costs. As a current part of Colfax, the fabrication technology business that will become our business benefits from Colfax’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Colfax obtained prior to the separation. We may also incur costs for certain functions previously performed by Colfax, such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	Disruptions to the Businesses as a Result of the Separation. The actions required to separate our and Colfax’s respective businesses could disrupt our and Enovis’s operations after the separation.

•

Increased Significance of Certain Costs and Liabilities. Certain costs and liabilities that were otherwise less significant to Colfax as a whole will be more significant for us and Enovis, after the separation, as stand-alone companies.

•

One-time Costs of the Separation. We (and prior to the separation, Colfax) will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax (including transaction taxes), legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel and costs to separate information systems.

•

Inability to Realize Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others, the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses, following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Colfax, and following the separation, our businesses will be less diversified than Colfax’s businesses prior to the separation.

•

Limitations Placed upon Us as a result of the Tax Matters Agreement. Under the tax matters agreement that we will enter into with Enovis, we will be restricted from taking or failing to take certain actions if such action or failure to act could adversely affect the U.S. federal income tax treatment of the distribution and certain related transactions. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. See “Certain Relationships and Related Person Transactions” for a summary of the material terms of this agreement.

The Colfax Board concluded that the potential benefits of the separation outweighed these factors. See “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

Description of Certain Indebtedness

We intend to enter into certain financing arrangements prior to or concurrently with the separation and distribution which we expect will consist of (i) a senior revolving facility, (ii) a senior term loan A-1 facility and (iii) a 364-day senior term loan A-2 facility. See “Description of Certain Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Risks Associated with Our Business and the Separation

An investment in our common stock is subject to a number of risks, including risks relating to the separation, the successful implementation of our strategy and the ability to grow our business. The following list of risk factors is not exhaustive. See “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

•

Acquisitions are expected to be a significant part of our growth strategy. If we are unable to identify suitable acquisition candidates, complete any proposed acquisitions or successfully integrate the businesses we acquire, our growth strategy may not succeed and we may not realize the anticipated benefits of our acquisitions.

•

We may require additional capital to finance our operating needs and to finance our growth, including acquisitions. If the terms on which the additional capital is available are unsatisfactory, if the additional capital is not available at all or if we are not able to fully access credit under future credit agreements, we may not be able to pursue our growth strategy.

•

At or shortly prior to the distribution, we expect to enter into a $1.75 billion credit facility, $1.2 billion of which we expect to be outstanding at the time of the distribution. We also have the ability to incur an additional $78 million of indebtedness pursuant to certain uncommitted credit lines, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

•	The effects of the COVID-19 global pandemic and any future resurgences may adversely impact our future results of operations, financial condition, and overall financial performance.

•

A significant or sustained decline in the levels of new capital investment and maintenance expenditures by certain of our customers could reduce the demand for our products and services and harm our operations and financial performance.

•	Our restructuring activities may subject us to additional uncertainty in our operating results.

•	Our business subjects us to the possibility of product liability lawsuits, which could harm our business.

•	A material disruption at any of our manufacturing facilities could adversely affect our ability to generate sales and meet customer demand.

•	The majority of our sales are derived from international operations. We are subject to specific risks associated with international operations.

•

If our associates represented by trade unions or works councils engage in a strike, work stoppage or other slowdown or if the representation committees responsible for negotiating with such trade unions or works councils are unsuccessful in negotiating new and acceptable agreements when the existing agreements with associates covered by collective bargaining expire, we could experience disruptions or increased costs.

•

The markets we serve are highly competitive and some of our competitors may have superior resources. If we are unable to respond successfully to this competition, this could reduce our sales and operating margins.

•	Changes in our tax rates or exposure to additional income tax liabilities could adversely affect our financial results.

Risks Related to Litigation and Regulatory Compliance

•

Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of certain subsidiaries could be different than current estimates, which could materially and adversely affect our business, financial condition and results of operations.

•

We have done and may continue to do business in countries subject to U.S. sanctions and embargoes. Failure to comply with various sanction and embargo laws may result in enforcement or other regulatory actions.

Risks Related to the Separation and Our Relationship with Enovis

•

We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Colfax.

•

The unaudited pro forma combined financial statements included in this information statement are presented for informational purposes only and may not be an indication of our future financial condition or results of operations.

•	Potential indemnification obligations to Enovis pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

•

If the distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Enovis and its stockholders could incur significant tax liabilities, and we could be required to indemnify Enovis for taxes that could be material pursuant to indemnification obligations under the tax matters agreement.

•	We might not be able to engage in certain transactions and equity issuances following the distribution.

•

After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interests in Enovis. Also, Christopher Hix, in addition to continuing to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer, is also expected to serve as an ESAB director, which may create the appearance of or actual conflicts of interest.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

•

We or Colfax may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

•	We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Risks Related to Shares of Our Common Stock

•

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the trading price of our common stock may fluctuate significantly.

•

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

•	The obligations associated with our being a stand-alone public company will require significant resources and management attention.

•	The market price of our common stock may be volatile, which could cause the value of your investment to decline.

•	We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

•	Your percentage ownership in us may be diluted in the future.

General and Other Risks

•	Changes in the general economy and the cyclical nature of the markets that we serve could negatively impact the demand for our products and services and harm our operations and financial performance.

•	The loss of key leadership could have a material adverse effect on our ability to run our business.

Corporate Information

We were incorporated in Delaware on May 19, 2021 for the purpose of holding Colfax’s fabrication technology business in connection with the separation and the distribution. On December 29, 2021, in anticipation of the distribution, certain subsidiaries of Colfax were transferred into the ownership of ESAB in a common-control transaction. Prior to that point, we had no operations. The address of our principal executive offices is 909 Rose Avenue, 8th Floor, North Bethesda, MD 20852. Our telephone number is (301) 323-9099.

We maintain an internet website at www.ESAB.com. Our website, and the information contained on or accessible through our website, is not incorporated by reference in this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Colfax stockholders who will receive shares of our common stock in the distribution. This information statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities. The information in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither we nor Colfax will update the information except in the normal course of our and their respective disclosure obligations and practices. See “Cautionary Statement Concerning Forward-Looking Statements.”

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following summary historical and pro forma combined financial data reflects the combined assets and results of operations of Colfax’s fabrication technology business. The statement of operations data for the years ended December 31, 2021, 2020 and 2019, and the balance sheet data as of December 31, 2021 and 2020 was derived from our audited annual combined financial statements, which are included elsewhere in this information statement, and from our unaudited combined pro forma financial statements included in “Unaudited Pro Forma Combined Financial Statements.” Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Colfax and not as a separate, publicly traded company. Our combined financial statements have been derived from Colfax’s historical accounting records and are presented on a carve-out basis. All sales, costs, assets and liabilities directly associated with our business activity are included as a component of the pro forma combined financial statements. The pro forma combined financial statements also include allocations of certain general, administrative and sales and marketing expenses from Colfax’s corporate office and from other Colfax businesses to us and allocations of related assets, liabilities, and Colfax’s investment, as applicable. While these allocations have been determined on a reasonable basis, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Colfax during the periods presented.

The summary unaudited pro forma combined financial data presented has been prepared to reflect certain transactions, which are described in “Unaudited Pro Forma Combined Financial Statements” (the “Transactions”). The summary unaudited pro forma combined financial data has been derived from our unaudited pro forma combined financial statements included elsewhere in this information statement. The unaudited pro forma combined statement of operations data presented reflects our financial results as if the Transactions had occurred on January 1, 2021, which was the first day of fiscal 2021. The unaudited pro forma combined balance sheet data reflects our financial position as if the Transactions had occurred on December 31, 2021, the date of such balance sheet data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The summary unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position or cash flows.

This summary historical and pro forma combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited combined financial statements and accompanying notes included in this information statement.

	Year Ended December 31,
	Pro Forma	Historical
	2021	2021	2020	2019
($ in thousands)	(unaudited)
Selected Statements of Operations data:
Net sales	$2,428,115	$2,428,115	$1,950,069	$2,247,026
Cost of sales	1,590,132	1,590,132	1,267,604	1,450,582

Gross profit	837,983	837,983	682,465	796,444
Selling, general and administrative expense	512,501	512,815	458,706	517,324
Restructuring and other related charges	18,954	18,954	21,633	23,040

Operating income	306,528	306,214	202,126	256,080
Pension settlement (gain) loss	(11,208)	(11,208)	—	33,616
Interest expense (income) and other, net	40,352	(1,666)	(3,713)	997

Income before income taxes	277,384	319,088	205,839	221,467
Income tax expense	80,316	80,409	45,971	44,736

Net income from continuing operations	197,068	238,679	159,868	176,731
Loss from discontinued operations, net of taxes	(15,121)	—	—	—

Net income	181,947	238,679	159,868	176,731
Less: income attributable to NCI, net of tax	3,569	3,569	2,454	3,823

Net income attributable to Fabrication Technology Business of Colfax Corporation	$178,378	$235,110	$157,414	$172,908

Net income from continuing operations as a percent of net sales	8.1%	9.8%	8.2%	7.9%

Earnings (Loss) Per Share
Basic:
Continuing operations	$3.47
Discontinued operations	(0.27)

Basic earnings per share	$3.20

Diluted:
Continuing operations	$3.42
Discontinued operations	(0.26)

Diluted earnings per share	$3.16

Average common stock and common equivalent shares outstanding:
Basic	56,823,567
Diluted	57,608,200
Summary Statement of cash flow data
Net cash (used in) provided by:
Operating activities		$250,737	$309,181	$249,832
Investing activities		(35,265)	(34,573)	(37,464)
Financing activities		(221,571)	(326,423)	(176,448)
Non-GAAP financial measures(a)
Adjusted EBITA	$366,779	$365,618	$262,780	$312,673
Adjusted EBITDA	405,936	404,081	301,146	353,663

(a)	See “—Non-GAAP Financial Measures” below.

	As of December 31,
	Pro Forma	Historical
($ in thousands)	2021	2021	2020
	(unaudited)
Balance Sheet Data
Current assets	$967,797	$964,073	$804,948
Current liabilities	657,224	596,589	460,841
Property and equipment, net	286,278	286,278	300,824
Total assets	3,754,750	3,461,262	3,385,829
Total liabilities	2,476,935	959,534	841,062
Long-term debt	1,186,868	—	—
Total equity	1,277,815	2,501,728	2,544,767

Non-GAAP Financial Measures

Adjusted EBITA, Adjusted EBITDA and Adjusted Net Income are financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), which we use to measure the performance of our business. Adjusted EBITA, Adjusted EBITDA and Adjusted Net Income should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measures, and may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures to measure our operating and financial performance. Management believes that these non-GAAP financial measures provide useful information to investors by offering additional ways of viewing our results, and represent the following:

•

Adjusted EBITA represents net income from continuing operations excluding the effect of restructuring and other related charges, acquisition-related amortization, pension settlement gains and losses, strategic transaction costs, income tax expense, and interest expense (income), net;

•	Adjusted EBITDA represents Adjusted EBITA excluding the effect of depreciation and other amortization; and

•

Adjusted Net Income represents net income from continuing operations excluding restructuring and other related charges, pension settlement gains and losses, acquisition-related amortization, strategic transaction costs and the tax impact of the items excluded from pre tax income.

The tables below reconcile Adjusted EBITA, Adjusted EBITDA and Adjusted Net Income to the nearest financial measure calculated in accordance with GAAP for the periods presented.

Adjusted EBITA & Adjusted EBITDA

The table below presents a reconciliation of GAAP Net income to Adjusted EBITA and Adjusted EBITDA for the periods presented.

	Year Ended December 31,
	Pro forma	Historical
($ in thousands)	2021	2021	2020	2019
Adjusted EBITA and Adjusted EBITDA
Net income from continuing operations (GAAP)	$197,068	$238,679	$159,868	$176,731
Income tax expense	80,316	80,409	45,971	44,736
Interest expense (income) - net	42,835	(30)	(1,023)	(1,083)
Pension settlement (gain) loss	(11,208)	(11,208)	—	33,616
Restructuring and other related charges	18,954	18,954	21,633	23,040
Strategic transaction costs	2,865	2,865	—	—
Acquisition-related amortization(1)	35,949	35,949	36,331	35,633

Adjusted EBITA (non-GAAP)	366,779	365,618	262,780	312,673
Depreciation and other amortization	39,157	38,463	38,366	40,990

Adjusted EBITDA (non-GAAP)	$405,936	$404,081	$301,146	$353,663

(1)	Includes amortization of acquired intangibles.

Adjusted Net Income

The table below presents a reconciliation of GAAP Net income to Adjusted net income for the periods presented.

	Year Ended December 31,
	Pro forma	Historical
($ in thousands)	2021	2021	2020	2019
Adjusted Net Income
Net income from continuing operations (GAAP)	$197,068	$238,679	$159,868	$176,731
Restructuring and other related charges - pretax	18,954	18,954	21,633	23,040
Pension settlement (gain) loss - pretax	(11,208)	(11,208)	—	33,616
Acquisition-related amortization - pretax	35,949	35,949	36,331	35,633
Strategic transaction costs - pretax	2,865	2,865	—	—
Tax adjustment(1)	(4,323)	(4,323)	(12,926)	(18,642)

Adjusted net income (non-GAAP)	$239,305	$280,916	$204,906	$250,378

(1)

The effective tax rates used to calculate adjusted net income on a pro forma basis was 26.1% for the year ended December 31, 2021 and were 23.2%, 22.3% and 20.2% for the years ended December 31, 2021, 2020 and 2019, respectively.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Our Business

The effects of the COVID-19 global pandemic and any future resurgences may adversely impact our future results of operations, financial condition, and overall financial performance.

The COVID-19 global pandemic has resulted in a widespread health crisis, and the resulting impact on governments, businesses and individuals and actions taken by them in response to the situation have resulted in widespread economic disruptions, significantly affecting broader economies, financial markets, and overall demand for our products. Although our customers have begun re-opening and have increased operating levels, such customers may be forced to close or limit operations should a resurgence of COVID-19 cases occur. Given this continued level of economic and operational uncertainty over the impacts of COVID-19, the ultimate financial impact cannot be reasonably estimated at this time.

Even as conditions surrounding the COVID-19 global pandemic improve, the duration and sustainability of any such improvements will be uncertain and continuing adverse impacts and/or the degree of improvement may vary dramatically by geography and line of business. To the extent global vaccination programs do not achieve intended results and a longer period of economic and global supply chain and related disruption continues, the more adverse the impact will be on our business operations and financial performance. Additionally, the effects of the COVID-19 pandemic and any future resurgences, including actions by governments, businesses and individuals in response, could give rise or contribute to or amplify many of the risks discussed in our other risk factors in this information statement.

The cyclical nature and maturity of the welding and cutting industry in developed markets may adversely affect our performance.

The welding and cutting industry is generally a mature industry in developed markets such as North America and Western Europe and is cyclical in nature. Overall demand for welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products and have an adverse impact on our revenues and results of operations.

A significant or sustained decline in the levels of new capital investment and maintenance expenditures by certain of our customers could reduce the demand for our products and services and harm our operations and financial performance.

Demand for our products and services depends significantly on the level of new capital investment and planned maintenance expenditures by certain of our customers. The level of new capital expenditures by our customers is dependent upon many factors, including general economic conditions, availability of credit, economic conditions and investment activities within their respective industries and expectations of future market behavior. In addition, volatility in commodity prices can negatively affect the level of these new activities and can result in postponement of capital spending decisions or the delay or cancellation of existing orders. A reduction in demand for our products and services has resulted in the past, and in the future could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. For example, in 2020, we experienced a decline in customer demand for our products and services as a result of the COVID-19 pandemic. Any reduced demand could have a material adverse effect on our business, financial condition and results of operations.

Our restructuring activities may subject us to additional uncertainty in our operating results.

We have implemented, and plan to continue to implement, restructuring programs designed to facilitate key strategic initiatives and maintain long-term sustainable growth. As such, we have incurred and expect to continue to incur expenses relating to restructuring activities. We may not achieve or sustain the anticipated benefits, including any anticipated savings, of these restructuring programs or initiatives. Further, restructuring efforts are inherently risky, and we may not be able to predict the cost and timing of such actions accurately or properly estimate their impact.

Any impairment in the value of our intangible assets, including Goodwill, would negatively affect our operating results and total capitalization.

Our Total assets reflect substantial intangible assets, primarily Goodwill. The Goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been impairment in the value of our indefinite-lived intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge, or if market conditions for an acquired business decline, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for Goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would adversely affect our business, financial condition, results of operations and total capitalization, the effect of which could be material.

Our business subjects us to the possibility of product liability lawsuits, which could harm our business.

As the manufacturer of equipment for use in industrial markets, we may be subject to product liability claims. Component failures, manufacturing nonconformances, design defects, or inadequate disclosure of product-related risks or product-related information with respect to our products could result in unsafe conditions, injury or death. In addition, some of our products contain components manufactured by third parties, which may also have defects. Our product liability insurance policies have limits that may not be sufficient to cover claims made. In addition, this insurance may not continue to be available at a reasonable cost. With respect to components manufactured by third-party suppliers, the contractual indemnification that we seek from our third-party suppliers may be limited and thus insufficient to cover claims made against us. If insurance coverage or contractual indemnification is insufficient to satisfy product liability claims made against us, the claims could have an adverse effect on our business and financial condition. Even claims without merit could harm our reputation, reduce demand for our products, cause us to incur substantial legal costs and distract the attention of our management. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our information technology infrastructure could be subject to service interruptions, data corruption, cyber-based attacks or network security breaches, which could result in the disruption of operations or the loss of data confidentiality.

We rely on information technology networks and systems, including the Internet, cloud-based services and third-party service providers, to process, transmit and store electronic information, personally identifiable information, credit card and other financial information, and to manage or support a variety of business processes and activities, including procurement, manufacturing, distribution, invoicing, collection, communication with our employees, customers, dealers and suppliers, business acquisitions and other corporate transactions, compliance with regulatory, legal and tax requirements, and research and development. These information technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures or computer viruses. If these information technology systems suffer severe damage, disruption or shutdown and business continuity plans do not effectively resolve the issues in a timely manner, our business, financial condition, results of operations, and liquidity could be materially adversely affected.

In addition, our information technology networks and systems are subject to security threats and sophisticated cyber-based attacks, including, but not limited to, denial-of-service attacks, hacking, “phishing” attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, or physical breaches, that can cause deliberate or unintentional damage, destruction or misuse, manipulation, denial of access to or disclosure of confidential or important information by our employees, suppliers or third-party service providers. Additionally, advanced persistent attempts to gain unauthorized access or deny access to, or otherwise disrupt, our systems and those of third-party service providers we rely on are increasing in sophistication and frequency. We expect to continue to confront efforts by hackers and other third parties to gain unauthorized access or deny access to, or otherwise disrupt, our information technology systems and networks. Any such future attacks could have a material adverse effect on our business, financial condition, results of operations or liquidity. We can provide no assurance that our efforts to actively manage technology risks potentially affecting our systems and networks will be successful in eliminating or mitigating risks to our systems, networks and data or in effectively resolving such risks when they materialize. A failure of or breach in information technology security of our own systems, or those of our third-party vendors, could expose us and our employees, customers, dealers and suppliers to risks of misuse of information or systems, the compromise of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions. Any of these events in turn could adversely affect our reputation, competitive position, including loss of customers and revenue, business, results of operations and liquidity. In addition, such breaches in security could result in litigation, regulatory action and potential liability, including liability under federal or state laws that protect the privacy of personal information, as well as the costs and operational consequences of implementing further data protection measures.

Additionally, to conduct our operations, we regularly move data across national borders, and consequently we are subject to a variety of continuously evolving and developing laws and regulations in the United States and abroad regarding privacy, data protection and data security. The scope of the laws that may be applicable to us is often uncertain and may be conflicting, particularly with respect to foreign laws. In January 2021, following its exit from the European Union, the United Kingdom transposed the European Union’s General Data Protection Regulation (the “GDPR”) into its domestic law with its own version of the GDPR, which currently imposes the same obligations as the GDPR in most material respects. Other countries have enacted or are enacting data localization laws that require data to stay within their borders. The United States has also recently seen a significantly increased focus on the regulation of personal data, led by the passage of various comprehensive privacy and data protection laws at the state level. For example, the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, requires, among other things, that covered companies provide new disclosures to California consumers and affords such consumers with certain rights, including the ability to opt out of certain types of data sharing and sales of their personal information. The enactment of the CCPA has led a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the United States. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time.

A material disruption at any of our manufacturing facilities could adversely affect our ability to generate sales and meet customer demand.

If operations at any of our manufacturing facilities were to be disrupted as a result of a significant equipment failure, natural disaster or adverse weather conditions (including events that may be caused or exacerbated by climate change), power outage, fire, explosion, terrorism, cyber-based attack, health epidemic or pandemic or other contagious outbreak, such as the COVID-19 pandemic, labor dispute or shortage or other reason, our financial performance could be adversely affected as a result of our inability to meet customer demand for our products.

Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation or rely on third-party manufacturers, which could negatively affect our profitability and financial condition. Any recovery under our property damage and business interruption insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition and results of operations.

The majority of our sales are derived from international operations. We are subject to specific risks associated with international operations.

In the year ended December 31, 2021, we derived approximately 78% of our sales from operations outside of the United States and, as of that date, we had principal manufacturing facilities in 16 countries in addition to the United States. For the year ended December 31, 2021, approximately 41% of our Net sales were derived from the Americas, 30% from Europe and the remainder from other countries. Sales from international operations, export sales and the use of manufacturing facilities outside of the United States by us are subject to risks inherent in doing business outside the United States. These risks include: economic or political instability; partial or total expropriation of international assets; limitations on ownership or participation in local enterprises; trade protection measures by the United States or other nations including China, including tariffs or import-export restrictions or licensing requirements, and other changes in trade relations; currency exchange rate fluctuations and restrictions on currency repatriation; inflation; labor, employment and environmental, health and safety laws and regulations that may be more restrictive than in the United States; changes in laws and regulations, including taxation policies, or in how such provisions are interpreted or administered; difficulties in enforcing our rights outside the United States, including intellectual property rights; difficulties in hiring and maintaining qualified staff and managing geographically diverse operations; the disruption of operations from natural disasters or adverse weather conditions (including events that may be caused or exacerbated by climate change), world health events, including the COVID-19 pandemic, labor or political disturbances, terrorist activities, insurrection or war; the imposition of additional foreign governmental controls or regulations on the sale of our products; increased costs of transportation or shipping; the transition away from LIBOR to the Secured Overnight Financing Rate as a benchmark reference for short-term interests; and uncertainties arising from local business practices and cultural considerations.

If any of these risks were to materialize, they may have a material adverse effect on our business, financial condition and results of operations. For example, the current invasion of Ukraine by Russia has significantly escalated tensions among the United States, the North Atlantic Treaty Organization (“NATO”) member states, and Russia, and has led to macroeconomic and geopolitical instability. In response to Russia’s invasion of Ukraine, the United States and other countries have imposed numerous sanctions on Russia, including its major financial institutions and certain other businesses and individuals. The ongoing conflict may also result in additional sanctions being enacted by the United States, other NATO member states, or other countries. The impact of these sanctions, along with the spillover effect of ongoing civil, political and economic disturbances on surrounding areas, may significantly devalue currencies utilized by the Company or have other adverse impacts including increased costs of raw materials and inputs, manufacturing or shipping delays, or result in reputational harm to companies operating in Russia. While local and global supply chains have been impacted by the conflict, particularly with respect to the sourcing and cost of certain raw materials, our supply chain has not been materially adversely impacted as of the date of this registration statement. Further, we have incorporated the recently enacted sanctions and export controls into our existing screening and monitoring procedures in Russia. As of the date of this registration statement, the recently enacted sanctions and export controls have not materially impacted our ability to service our existing customer base.

For the year ended December 31, 2021, the Company derived approximately 7% of its total revenue from sales in Russia. While the majority of the Company’s products sold in Russia are manufactured in Russia and are not subject to current sanctions, the conflict and escalating geopolitical tensions may adversely affect our operations in the region. Further, as of the date of this registration statement, we have not observed any material asset impairment, though we continue to monitor for asset impairment and other accounting impacts.

We cannot predict the impact of these events and any heightened military conflict or geopolitical instability that may follow, including heightened operating risks and production disruptions in Russia and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber-disruptions or attacks, higher energy costs, higher manufacturing costs, disruptions in raw materials supplies, increased raw material costs and higher supply chain costs. Such events may negatively impact our results of operations, cash flows and financial condition.

Additionally, other changes in U.S. policy regarding international trade, including import and export regulation and international trade agreements, could also negatively impact our business. In 2018, the United States imposed tariffs on steel and aluminum as well as on goods imported from China and certain other countries, which has resulted in retaliatory tariffs by China and other countries. Additional tariffs imposed by the United States on a broader range of imports, or further retaliatory trade measures taken by China or other countries in response, could result in an increase in supply chain costs that we may not be able to offset or otherwise adversely impact our results of operations.

The impact of the United Kingdom’s withdrawal from the European Union and its full effects are still uncertain and will depend on among other things, the financial, trade, regulatory, and legal implications of the trade and cooperation agreement the United Kingdom and the European Union enter into and any future agreements. This uncertainty regarding the economic outlook of the United Kingdom has caused, and may continue to cause, volatility in foreign exchange rates, which could have an adverse effect on our revenue growth in future periods. Any trade barriers resulting from the exit may disrupt distribution channels, increase our Cost of sales, and limit our ability to achieve future product margin growth. We may also face new regulatory costs, employee retention, and other challenges that could have an adverse effect on our business.

In many foreign countries, particularly in those with developing economies, there are companies that engage in business practices prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act. Although we implement policies, procedures and training designed to facilitate compliance with these laws, our employees, contractors and agents, as well as those of the companies to which we outsource certain of our business operations, may take actions in violation of our policies, which could result in civil or criminal enforcement actions and penalties, create a substantial liability for us and also cause a loss of reputation in the market.

If our associates represented by trade unions or works councils engage in a strike, work stoppage or other slowdown or if the representation committees responsible for negotiating with such trade unions or works councils are unsuccessful in negotiating new and acceptable agreements when the existing agreements with associates covered by collective bargaining expire, we could experience business disruptions or increased costs.

As of December 31, 2021, approximately 50% of our associates were represented by a number of different trade unions and works councils. Further, as of that date, we had approximately 8,111 associates, representing 87% of our worldwide associate base, in foreign locations. In Canada, Australia and various countries in Europe, Asia, and Central and South America, by law, certain of our associates are represented by a number of different trade unions and works councils, which subject us to employment arrangements very similar to collective bargaining agreements. Further, the laws of certain foreign countries may place restrictions on our ability to take certain employee-related actions or require that we conduct additional negotiations with trade unions, works councils or other governmental authorities before we can take such actions.

If our associates represented by trade unions or works councils were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. Such disruption could interfere with our business operations and could lead to decreased productivity, increased labor costs and lost revenue as well as adversely impact our reputation. The representation committees that negotiate with the foreign trade unions or works councils on our behalf may not be successful in negotiating new collective bargaining agreements or other employment arrangements when the current ones expire. Furthermore, future labor negotiations could result in significant increases in our labor costs. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain and protect our intellectual property rights or challenges to these rights by third parties may affect our operations and financial performance.

The market for many of our products is, in part, dependent upon patent, trademark, copyright and trade secret laws, agreements with employees, customers and other third parties including confidentiality agreements, invention assignment agreements and proprietary information agreements, to establish and maintain our intellectual property rights, and the Goodwill engendered by our trademarks and trade names. The protection and enforcement of these intellectual property rights is therefore material to our business. The failure to protect these rights may have a material adverse effect on our business, financial condition and results of operations. Litigation may be required to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. It may be particularly difficult to enforce our intellectual property rights in countries where such rights are not highly developed or protected. Any action we take to protect or enforce our intellectual property rights could be costly and could absorb significant management time and attention. As a result of any such litigation, we could lose our proprietary rights.

In addition, third parties may claim that we or our customers are infringing upon their intellectual property rights. Any claims of intellectual property infringement may subject us to costly and time-consuming defense actions and, should our defenses not be successful, may result in the payment of damages, redesign of affected products, entry into settlement or license agreements, or a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products. It is also possible that others will independently develop technology that will compete with our patented or unpatented technology. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our defined benefit pension plans and post-retirement medical and death benefit plans are or may become subject to funding requirements or obligations that could adversely affect our business, financial condition and results of operations.

We operate defined benefit pension plans and post-retirement medical and death benefit plans for current and former employees worldwide. Each plan’s funding position is affected by the investment performance of the plan’s investments, changes in the fair value of the plan’s assets, the type of investments, the life expectancy of the plan’s members, changes in the actuarial assumptions used to value the plan’s liabilities, changes in the rate of inflation and interest rates, our financial position, as well as other changes in economic conditions. Furthermore, since a significant proportion of the plans’ assets are invested in publicly traded debt and equity securities, they are, and will be, affected by market risks. Any detrimental change in any of the above factors is likely to worsen the funding position of each of the relevant plans, and this would likely require the plans’ sponsoring employers to increase the contributions currently made to the plans to satisfy our obligations. Any requirement to increase the level of contributions currently made could have a material adverse effect on our business, financial condition and results of operations.

Significant movements in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in currency exchange rates. During the year ended December 31, 2021, approximately 78% of our sales were derived from operations outside the United States. A significant portion of our revenues and income are denominated in foreign currencies. Large fluctuations in the rate of exchange between foreign currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Changes in the currency exchange rates may impact our financial results positively or negatively in one period and not another, which may make it difficult to compare our operating results from different periods. For example, during 2018, Argentina became a highly inflationary economy, resulting in the remeasurement of our Argentinian operations. Future impacts to earnings of applying highly inflationary accounting for Argentina on our financial statements will be dependent upon movements in the applicable exchange rates.

We also face exchange risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Although we use the U.S. dollar as our functional currency for reporting purposes, we have manufacturing sites throughout the world and a substantial portion of our costs are incurred and sales are generated in foreign currencies. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. Further, we may be subject to foreign currency translation losses depending upon whether foreign nations devalue their currencies.

We are dependent on the availability of raw materials, as well as parts and components used in our products.

While we manufacture many of the parts and components used in our products, we purchase a substantial amount of raw materials, parts and components from suppliers. The availability and prices for raw materials, parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels, trade disputes and increased tariffs. Any significant change in the supply of, or price for, these raw materials, parts or components could materially affect our business, financial condition and results of operations. In addition, delays in the delivery of raw materials, parts or components by suppliers could cause delays in our delivery of products to our customers.

Additionally, political and economic instability and changes in government regulations in China and other parts of Asia or any health epidemics or pandemics or other contagious outbreaks, such as the COVID-19 pandemic, could affect our ability to continue to receive materials from suppliers there. The loss of suppliers in these areas, any other interruption or delay in the supply of required materials or our inability to obtain these materials at acceptable prices and within a reasonable amount of time could impair our ability to meet scheduled product deliveries to our customers and could hurt our reputation and cause customers to cancel orders.

The markets we serve are highly competitive and some of our competitors may have superior resources. If we are unable to respond successfully to this competition, this could reduce our sales and operating margins.

Our business operates in highly fragmented and competitive markets. In order to maintain and enhance our competitive position, we intend to, among other things, continue investing in manufacturing quality, marketing, customer service and support, distribution networks, and research and development. We may not have sufficient resources to continue to make these investments and we may not be able to maintain our competitive position. Our competitors may develop products that are superior to our products or more widely accepted, develop methods of more efficiently and effectively providing products and services, adapt more quickly than us to new technologies or evolving customer requirements or have a larger product portfolio. Some of our competitors may also have greater financial, marketing and research and development resources than we have or stronger name recognition. As a result, those competitors may be better able to withstand the effects of periodic economic downturns. In addition, pricing pressures could cause us to adjust the prices of some of our products to stay competitive. The development of new technologies by competitors that may compete with our technologies could reduce demand for our products and affect our financial performance. Should we not be able to maintain or enhance the competitive values of our products or develop and introduce new products or technologies successfully, or if new products or technologies fail to generate sufficient revenues to offset research and development costs, our business, financial condition and operating results could be materially adversely affected.

We may not be able to compete successfully with our existing competitors or with new competitors. If we fail to compete successfully, the failure may have a material adverse effect on our business, financial condition and results of operations. Please see “Business—Industry and Competition” for additional information about the competitive markets in which we operate.

Changes in our tax rates or exposure to additional income tax liabilities could adversely affect our financial results.

Our future effective income tax rates could be unfavorably affected by various factors, including, among others, changes in the tax rates, rules and regulations in jurisdictions in which we generate income. A number of countries where we do business, including the United States and many countries in the European Union, have implemented, and are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. Moreover, the recent change in the U.S. presidential administration may increase the likelihood of changes to U.S. federal income tax law. Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are subject to potential evolution. For example, an outgrowth of the Organization for Economic Co-operation and Development’s (“OECD”) original Base Erosion and Profit Shifting (“BEPS”) project is an ongoing project undertaken by the 139 member countries of the expanded OECD Inclusive Framework focused on “Addressing the Challenges of the Digitalization of the Economy,” which may impact all multinational businesses by potentially redefining jurisdictional taxation rights with Pillar One and Pillar Two blueprints. As these and other tax laws, regulations and norms change or evolve, our financial results could be materially impacted. Given the unpredictability of these possible changes, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely impact our financial results.

In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If these audits result in assessments different from amounts recorded, our future financial results may include unfavorable tax adjustments.

Acquisitions are expected to be a significant part of our growth strategy. If we are unable to identify suitable acquisition candidates, complete any proposed acquisitions or successfully integrate the businesses we acquire, our growth strategy may not succeed and we may not realize the anticipated benefits of our acquisitions.

We intend to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of steps, including our ability to: obtain debt or equity financing that we may need to complete proposed acquisitions; identify suitable acquisition candidates; negotiate appropriate acquisition terms; complete the proposed acquisitions; and integrate the acquired business into our existing operations. If we fail to achieve any of these steps, our growth strategy may not be successful.

Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, systems, controls, technologies, personnel, services and products of the acquired company, the potential loss of key employees, customers, suppliers and distributors of the acquired company, and the diversion of our management’s attention from other business concerns. The failure to successfully integrate acquired businesses in a timely manner, or at all, or the incurrence of significant unanticipated expenses associated with integration activities, including information technology integration fees, legal compliance costs, facility closure costs and other restructuring expenses, could have an adverse effect on our business, financial condition and results of operations.

In addition, the anticipated benefits of an acquisition may not be realized fully or at all, or may take longer to realize than we expect. Actual operating, technological, strategic and sales synergies, if achieved at all, may be less significant than we expect or may take longer to achieve than anticipated. If we are not able to realize the anticipated benefits and synergies from our acquisitions within a reasonable time, our business, financial condition and results of operations may be adversely affected.

Additionally, we may underestimate or fail to discover liabilities relating to acquisitions during our due diligence investigations, and we, as the successor owner of an acquired company, might be responsible for those liabilities. Such liabilities could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital to finance our operating needs and to finance our growth, including acquisitions. If the terms on which the additional capital is available are unsatisfactory, if the additional capital is not available at all or if we are not able to fully access credit under future credit agreements, we may not be able to pursue our growth strategy.

Our growth strategy will require additional capital investment to complete acquisitions, integrate the completed acquisitions into our existing operations and expand into new markets. We intend to pay for future acquisitions using cash, capital stock, notes, assumption of indebtedness or any combination of the foregoing. To the extent that we do not generate sufficient cash internally to provide the capital we require to fund our growth strategy and future operations, we will require additional debt or equity financing. This additional financing may not be available or, if available, may not be on terms acceptable to us. Further, high volatility in the capital markets and in our stock price may make it difficult for us to access the capital markets at attractive prices, if at all. If we are unable to obtain sufficient additional capital in the future, it may limit our ability to fully implement our growth strategy. Even if future debt financing is available, it may result in (i) increased interest expense, (ii) increased term loan payments, (iii) increased leverage and (iv) decreased income available to fund further acquisitions and expansion. It may also limit our ability to withstand competitive pressures and make us more vulnerable to economic downturns. If future equity financing is available, issuances of our equity securities may significantly dilute our existing stockholders.

Risks Related to Litigation and Regulatory Compliance

Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of certain subsidiaries could be different than current estimates, which could materially and adversely affect our business, financial condition and results of operations.

Certain subsidiaries to be contributed by Colfax immediately prior to the consummation of the separation and pursuant to the terms of the separation agreement are one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured or used with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers and were not manufactured by any of these subsidiaries nor were these subsidiaries producers or direct suppliers of asbestos. Additionally, pursuant to the definitive purchase agreements related to the sale of Colfax’s Fluid Handling (“FH”) and Air and Gas Handling (“AGH”) businesses, Colfax and its subsidiaries retained the asbestos-related contingencies and insurance coverage related to these businesses, even though Colfax sold the operating assets of the FH and AGH businesses. In connection with the separation, we have agreed to indemnify Colfax for, among other things, the retained asbestos-related contingencies and liabilities related to these businesses. See “Business—Legal Proceedings,” “Certain Relationships and Related Person Transactions—Agreements with Enovis” and “—Risks Related to the Separation and Our Relationship with Enovis—Potential indemnification obligations to Enovis pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.”

For purposes of Colfax’s financial statements, Colfax has estimated the future claims exposure and the amount of insurance available based upon certain assumptions with respect to future claims and liability costs. Colfax estimates the liability costs to be incurred in resolving pending and forecasted claims for the next 15-year period as well as the amount of insurance proceeds available for such claims. Colfax reevaluates these estimates regularly. Although Colfax believes its current estimates are reasonable, a change in the time period used for forecasting liability costs, the actual number of future claims brought, the cost of resolving these claims, the likelihood of payment by, and the solvency of, insurers and the amount of remaining insurance available could be substantially different than the estimates, and future revaluation of liabilities and insurance recoveries could result in material adjustments to these estimates, any of which could materially and adversely affect our business, financial condition and results of operations. Following the separation and contribution of these subsidiaries to the Company, we expect to follow a similar methodology to estimate future claims exposure and the amount of insurance available based upon similar assumptions with respect to future claims and liability costs, and to reevaluate such estimates regularly.

In addition, following the separation, we expect to incur defense, settlement and/or judgment costs related to those claims, a portion of which has historically been reimbursed by insurers. We also expect to incur legal costs in connection with efforts to recover insurance from certain of the contributed subsidiaries’ insurers relating to insurance coverage. These costs may be significant, and we may not be able to predict the amount or duration of such costs. Additionally, we may experience delays in receiving reimbursement from insurers, during which time we may be required to pay cash for settlement or legal defense costs. Any increase in the actual number of future claims brought against us, the costs of defending or resolving these claims, the costs of pursuing claims against our insurers, the likelihood and timing of payment by, and the solvency of, insurers and the amount of remaining insurance available, could materially and adversely affect our business, financial condition and results of operations. See “Business—Legal Proceedings” and “Certain Relationships and Related Person Transactions—Agreements with Enovis.”

We have done and may continue to do business in countries subject to U.S. sanctions and embargoes. Failure to comply with various sanction and embargo laws may result in enforcement or other regulatory actions.

Certain of our independent foreign subsidiaries have conducted and may continue to conduct business in countries subject to U.S. sanctions and embargoes or may engage in business dealings with parties whose property or property interests may be blocked under non-country-specific U.S. sanctions programs. Failure to comply properly with various sanction and embargo laws to which we and our operations may be subject may result in enforcement or other regulatory actions. Specifically, from time to time, certain of our independent foreign subsidiaries sell products to companies and entities located in, or controlled by the governments of, certain countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government, the United Nations or other countries where we maintain operations. With the exception of the U.S. sanctions against Cuba and Iran, the applicable sanctions and embargoes generally do not prohibit our foreign subsidiaries from selling non-U.S.-origin products and services to countries that are or have previously been subject to sanctions and embargoes. However, our U.S. personnel, each of our domestic subsidiaries, as well as our employees of foreign subsidiaries who are U.S. citizens, are prohibited from participating in, approving or otherwise facilitating any aspect of the business activities in those countries or with persons prohibited under U.S. sanctions. These constraints impose compliance costs and risks on our operations and may negatively affect the financial or operating performance of such business activities.

Our efforts to comply with U.S. and other applicable sanction and embargo laws may not be effective, and as a consequence we may face enforcement or other actions if our compliance efforts are not or are perceived as not being wholly effective. Actual or alleged violations of these laws could lead to substantial fines or other sanctions which could result in substantial costs. In addition, Syria, Sudan and Iran and certain other sanctioned countries currently are identified by the U.S. State Department as state sponsors of terrorism, and have been subject to restrictive sanctions. Because certain of our independent foreign subsidiaries have contact with and transact limited business in certain U.S. sanctioned countries, including sales to enterprises controlled by agencies of the governments of such countries, our reputation may suffer due to our association with these countries, which may have a material adverse effect on the price of our common stock and our business, financial condition and results of operations. In addition, certain U.S. states and municipalities have enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as state sponsors of terrorism and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ESAB or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our common stock and our business, financial condition and results of operations.

If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

Some of our products manufactured or assembled in the United States are subject to the U.S. Export Administration Regulations, administered by the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”), which require that an export license is obtained before such products can be exported to certain countries, and the U.S. Treasury Department’s Office of Foreign Assets Control’s (“OFAC”) trade and economic sanctions programs. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of certain military or intelligence-related items, technologies and services to non-U.S. persons. Such regulations may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories that are the subject of comprehensive embargoes, as well as with certain individuals or entities. Failure to comply with these laws could harm our business by subjecting us to sanctions by the U.S. government, including substantial monetary penalties, denial of export privileges and debarment from U.S. government contracts. For example, from 2016 through 2020, one of our foreign subsidiaries engaged in certain transactions, a limited number of which included U.S. origin goods, either directly or indirectly through distributors, involving sales to specially designated nationals and/or to the Crimea region of Ukraine, which may have been made in violation of relevant trade sanctions or export control laws. We submitted a voluntary disclosure report to relevant U.S. government agencies regarding these transactions. On March 26, 2021 and August 26, 2021, Colfax received letters from BIS and OFAC, respectively, warning Colfax against future violations, and closing their respective matters without further action. Colfax has received no further communications from any other relevant U.S. government agencies.

We are subject to a variety of increasingly stringent environmental and health and safety laws for which compliance, or related liabilities, could be costly.

We and our business are subject to international, federal, state and local environmental and safety laws and regulations, including laws and regulations governing emissions of regulated air pollutants and greenhouse gases; discharges of wastewater and storm water; storage and handling of raw materials; the use, manufacture, handling, storage and disposal of hazardous materials; generation, storage, transportation and disposal of regulated wastes; and laws and regulations governing worker safety. These requirements impose certain responsibilities on our business, including the obligation to obtain and maintain various environmental permits. If we were to fail to comply with these requirements or fail to obtain or maintain a required permit, we could be subject to penalties and be required to undertake corrective action measures to achieve compliance.

In addition, under various federal, state and local laws, regulations and ordinances, and, in some instances, international laws, relating to the protection of the environment, a current or former owner or operator of real property may be liable for the cost to remove or remediate contamination on, under, or released from such property and for any damage to natural resources, such as soil or groundwater, resulting from such contamination. Similarly, a generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities.

In addition, any environmental liability may be joint and several. Moreover, the presence of contamination or the failure to remediate contamination at our properties, or properties for which we are deemed responsible, may expose us to liability for property damage or personal injury, or materially adversely affect our ability to sell our real property interests or to borrow using the real property as collateral. We could be subject to environmental liabilities in the future as a result of historic or current operations that have resulted or will result in contamination.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to certain regulatory and financial risks related to climate change, which could adversely affect our business, financial condition, results of operations and cash flows.

Continuing political and social attention to the issue of climate change has resulted in both existing and pending international agreements and national, regional or local legislation and regulatory measures to limit greenhouse gas emissions, such as cap and trade regimes, carbon taxes, restrictive permitting, increased fuel efficiency standards and incentives or mandates for renewable energy. Such measures could subject us to additional costs and restrictions and require significant operating and capital expenditures, which could impact our business,

financial condition, results of operations and cash flows. Additionally, such measures may impact our customers,

which could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated, which could negatively impact their demand for our products and services.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our reputation and our business, financial condition and results of operations.

In addition to the environmental, health, safety, anti-corruption, export control, privacy, data protection, data security and other regulations noted above, our businesses are also subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local, and other jurisdictional levels. Certain of our gas control products are classified as medical devices that are subject to regulation by the U.S. Food and Drug Administration and under the European Union Medical Device Regulation, as well as by other federal and local governmental agencies, and by certain accrediting bodies. To varying degrees, these regulators require us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-marketing surveillance of such products. We are also required to comply with ever changing labor and employment laws and regulations in multiple jurisdictions. These changes could negatively impact our business or financial position.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. Failure to comply with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export, and sell products and services, result in loss of customers and cause us to incur significant legal and investigatory fees. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses, or modify our business model or impair our flexibility in modifying product, marketing, pricing, or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our reputation and our business, financial condition and results of operations.

Risks Related to the Separation and Our Relationship with Enovis

We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our businesses as operated by and integrated with Colfax. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Colfax. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

prior to the separation, our businesses have been operated by Colfax as part of its broader corporate organization, rather than as a separate, publicly traded company. Colfax or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, internal audit, human resources and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Colfax for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation, our cost related to such functions previously performed by Colfax may therefore increase;

•

currently, our businesses are integrated with the other businesses of Colfax. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with Enovis, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Colfax and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation;

•

generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Colfax. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	after the completion of the separation, the cost of capital for our businesses may be higher than Colfax’s cost of capital prior to the separation; and

•	our historical financial information does not reflect the debt or the associated interest expense that we are expected to incur as part of the separation and distribution.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Colfax. See “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and notes thereto included elsewhere in this information statement.

As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Colfax.

There is a risk that, by separating from Colfax, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Colfax organizational structure. As part of Colfax, we have been able to enjoy certain benefits from Colfax’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Colfax’s other businesses. As a separate, publicly traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.

The unaudited pro forma combined financial statements included in this information statement are presented for informational purposes only and may not be an indication of our future financial condition or results of operations.

The unaudited pro forma combined financial statements included in this information statement are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

Future sales by Enovis or others of our common stock, the resale of restricted common stock, or the perception that such sales or resales may occur, could depress our common stock price.

Immediately following the distribution, Enovis will own 10% of the economic interest and voting power of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act, for so long as Enovis is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We are unable to predict with certainty whether or when Enovis will sell a substantial number of shares of our common stock following the distribution. Sale by Enovis or others of a substantial number of shares after the distribution, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Upon completion of the distribution, except as otherwise described herein, all shares of our common stock that are being distributed hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

Pursuant to that certain registration rights agreement we intend to enter into with the Rales Holders, the Rales Holders and their permitted transferees will have registration rights for the resale of certain shares of our common stock. These registration rights, which pursuant to the agreement will become available to the Rales Holders one year post distribution, would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales by the Rales Holders or their permitted transferees of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Immediately prior to the distribution, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our common stock reserved for issuance under equity and incentive plan or plans. If equity securities granted under such an equity and incentive plan or plans are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential indemnification obligations to Enovis pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for all liabilities that Enovis may incur or may exist relating to our business activities (as currently and historically conducted) and those of Colfax’s divested FH and AGH businesses, whether incurred prior to or after the separation. For example, pursuant to the separation agreement, we have agreed to indemnify Enovis for, among other things, the retained asbestos-related contingencies and liabilities related to the sale of Colfax’s FH and AGH businesses. See “—Risks Related to Litigation and Regulatory Compliance—Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of certain subsidiaries could be different than current estimates, which could materially and adversely affect our business, financial condition and results of operations.”

If we are required to indemnify Enovis under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. See “Business—Legal Proceedings” and “Certain Relationships and Related Person Transactions—Agreements with Enovis.”

In connection with our separation from Colfax, Enovis will indemnify us for certain liabilities. However, there can be no assurance that such indemnity will be sufficient to insure us against the full amount of such liabilities, or that Enovis’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Enovis, Enovis will agree to indemnify us for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Enovis has agreed to retain, and there can be no assurance that the indemnity from Enovis will be sufficient to protect us against the full amount of such liabilities, or that Enovis will be able to fully satisfy its indemnification obligations. In addition, Enovis’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Enovis’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Enovis or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

If the distribution, together with certain related transactions, fails to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Colfax and its stockholders could incur significant tax liabilities, and we could be required to indemnify Enovis for taxes that could be material pursuant to indemnification obligations under the tax matters agreement.

The distribution is conditioned upon, among other things, Colfax’s receipt of a private letter ruling from the IRS, which Colfax has received, and the opinion of Latham & Watkins LLP, tax counsel to Colfax, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling is and the opinion will be based on, among other things, certain factual assumptions, representations and undertakings from Colfax and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, Colfax may not be able to rely on the private letter ruling or opinion, and Colfax and its stockholders could be subject to significant U.S. federal income tax liabilities. In addition, the private letter ruling does not address all the requirements for determining whether the distribution will qualify for tax-free treatment, and the opinion, which will address all such requirements, will rely on the private letter ruling as to matters covered by the ruling and will not be binding on the IRS or the courts. Notwithstanding any private letter ruling or opinion of tax counsel, the IRS could determine on audit that the distribution does not so qualify if it determines that any of these factual assumptions, representations or undertakings are not correct or have been violated or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution.

If the distribution is ultimately determined not to so qualify, the distribution could be treated as a taxable disposition of shares of ESAB stock by Colfax and as a taxable dividend or capital gain to Colfax’s stockholders for U.S. federal income tax purposes. In such case, Colfax and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders.”

Under the tax matters agreement that we will enter into with Enovis, we will generally be required to indemnify Enovis against taxes incurred by Enovis that arise as a result of actions or omissions by us that prevent the distribution, together with certain related transactions, from qualifying as a reorganization under Sections 355 and 368(a)(1)(D) of the Code.

We might not be able to engage in certain transactions and equity issuances following the distribution.

Our ability to engage in equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Even if the distribution otherwise qualifies for tax-free treatment to Colfax’s stockholders under Section 355 of the Code, it may result in corporate-level taxable gain to Colfax if there is a 50% or greater change in ownership, by vote or value, of shares of ESAB’s stock, Colfax’s stock or the stock of a successor of either occurring as part of a plan or series of related transactions that includes the distribution. Any acquisitions or issuances of ESAB’s stock or Enovis’s stock within two years of the distribution are generally presumed to be part of such a plan, although Enovis may be able to rebut that presumption.

Under the tax matters agreement that we will enter into with Enovis, we will be required to comply with the representations made in the private letter ruling Colfax has received and in materials submitted to the IRS in connection therewith and to legal counsel in connection with the tax opinion Colfax expects to receive regarding the intended tax treatment of the distribution and certain related transactions. The tax matters agreement will also restrict our ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment. In particular, except in specific circumstances, in the two years following the distribution, we will be restricted from, among other things, (i) entering into any transaction pursuant to which all or a portion of our equity would be acquired, whether by merger or otherwise, and (ii) ceasing to actively conduct certain of our businesses. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our businesses. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Enovis—Tax Matters Agreement.”

After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interests in Colfax. Also, Christopher Hix, in addition to continuing to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer, is expected to serve as an ESAB director, which may create the appearance of or actual conflicts of interest.

Because of their current or former positions with Colfax, certain of our executive officers and directors own equity interests in Colfax. Continuing ownership of shares of Enovis common stock and equity awards could create, or appear to create, potential conflicts of interest if we and Enovis face decisions that could have implications for both Enovis and us after the separation. In addition, one of Colfax’s current executive officers is expected to become a member of our Board, and this could create, or appear to create, potential conflicts of interest when we and Enovis encounter opportunities or face decisions that could have implications for both companies following the separation or in connection with the allocation of such director’s time between Enovis and us.

Enovis may compete with us.

Enovis will not be restricted from competing with us. If Enovis in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

•

the separation will allow investors to separately value Enovis and us based on Enovis’s and our distinct investment identities. Our businesses differ from Colfax’s other businesses in several respects, such as the market for products and manufacturing processes. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics;

•	the separation will create an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities;

•

the separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s businesses, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives;

•

the separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs; and

•

the separation will allow us and Enovis to more effectively pursue our and Enovis’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management will be enabled to focus exclusively on our businesses, the management of Enovis will be able to grow its businesses. Our and Enovis’s separate management teams will also be able to focus on executing each companies’ differing strategic plans without diverting attention from the other businesses.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

as a current part of Colfax, our businesses benefit from Colfax’s size and purchasing power in procuring certain goods and services. After the separation, as a separate entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Colfax obtained prior to the separation. We may also incur costs for certain functions previously performed by Colfax, such as accounting, tax, legal, human resources and other general administrative functions that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease;

•	the actions required to separate our and Enovis’s respective businesses could disrupt our and Enovis’s operations;

•	certain costs and liabilities that were otherwise less significant to Colfax as a whole will be more significant for us and Enovis as separate companies after the separation;

•

we (and prior to the separation, Colfax) will incur costs in connection with the transition to being a separate, publicly traded company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel and costs to separate information systems; and

•

we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others, (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses, (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Colfax and (iii) following the separation, our businesses will be less diversified than Colfax’s businesses prior to the separation.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our businesses, operating results and financial condition could be adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Enovis.

The agreements we will enter into with Enovis in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement, EBS license agreement and a stockholder’s and registration rights agreement were prepared in the context of our separation from Colfax while we were still a wholly owned subsidiary of Colfax. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Colfax. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Colfax and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Person Transactions.”

We or Enovis may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Enovis after the separation to satisfy its performance and payment obligations under these agreements. If Enovis is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Colfax currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Colfax’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and public company compliance and other corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Colfax historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Enovis’s financial, administrative or other support systems during the transitional period during which Enovis provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on information technology platforms. We expect the transfer of information technology systems from Colfax to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

At or shortly prior to the distribution, we expect to enter into a $1.75 billion credit facility, $1.2 billion of which we expect to be outstanding at the time of the distribution. We also have the ability to incur an additional $78 million of indebtedness pursuant to certain uncommitted credit lines, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

At or shortly prior to the distribution, we expect to enter into a $1.75 billion credit facility, $1.2 billion of which we expect to be outstanding at the time of the distribution. Based on this anticipated $1.2 billion outstanding indebtedness, we estimate that our annual debt service costs, including principal and interest, will be approximately $40 million, which would have represented approximately 16% of our net cash provided by operating activities for the year ended December 31, 2021. We also have the ability to incur an additional $78 million of indebtedness pursuant to certain uncommitted credit lines, and in the future we may incur additional indebtedness. See “Description of Certain Indebtedness.” This debt could have important, adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;

•	limiting our ability to pay dividends;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

The debt financing will not be available for borrowings until the date on which certain conditions are satisfied, which we expect will be satisfied prior to the completion of the distribution. We anticipate that the instruments governing the debt financing will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term interest, including for example EBITDA-based leverage and interest coverage ratios. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect our cost of funds and could adversely affect our liquidity and access to the capital markets. If we add new debt, the risks described above could increase. See “Description of Certain Indebtedness.”

The risks described above will increase with the amount of indebtedness we incur, and in the future we may incur significant indebtedness in addition to the indebtedness described above. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Following the distribution, we will be dependent on Enovis to provide us with certain transition services, which may be insufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Enovis expires.

Historically, Colfax has provided, and until our separation from Colfax, Colfax will continue to provide significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, human resources, tax, treasury, procurement and other services. Following our separation from Colfax, we expect Enovis to continue to provide many of these services on a transitional basis for a fee. While these services are being provided to us by Enovis, we will be dependent on Enovis for services that are critical to our operation as a separate, publicly traded company, and our operational flexibility to modify or implement changes with respect to such services and the amounts we pay for them will be limited. After the expiration of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that we will receive from Enovis under the transition services agreement. Although we intend to replace portions of the services currently provided by Colfax following the separation, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect.

Risks Related to Shares of Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the stock price of our common stock may fluctuate significantly.

Prior to the completion of the distribution, there has been no public market for our common stock. We cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the distribution.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the separation;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	changes to the regulatory and legal environment in which we operate;

•	the effects of the COVID-19 pandemic;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operated.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As a separate public company, we are required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Colfax. Certain of these functions will be provided on a transitional basis by Enovis pursuant to a transition services agreement. See “Certain Relationships and Related Party Transactions.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities, which could have an adverse effect on our business, financial position, results of operations and cash flows.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Prior to the completion of the distribution, there has been no public market for our common stock. Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, including as a result of the effects of the COVID-19 pandemic, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

We have not yet determined whether or the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of our Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that the

Board deems relevant. For more information, please refer to the section entitled “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

Your percentage ownership in us may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, following the distribution, our employees will have rights to purchase or receive shares of our common stock as a result of the conversion of their Colfax stock options, restricted stock units (“RSUs”) and performance-based restricted stock units (“PRSUs”) into our stock options and restricted stock units. The conversion of these Colfax awards into our awards is described in further detail in the section entitled “Executive and Director Compensation–Compensation Discussion and Analysis.” As of the date of this information statement, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could by diluted as a result of the conversion. It is anticipated that our Compensation Committee will grant additional equity awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	the inability of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Board to issue preferred stock without stockholder approval;

•

the division of the Board into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provision that stockholders may only remove directors with cause; and

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Colfax and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our amended and restated certificate of incorporation will further designate the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent otherwise, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We recognize that this forum selection clause may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Our amended and restated certificate of incorporation will further provide that, unless we consent otherwise, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors, officers, employees and stockholders. It is possible that a court may find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

General and Other Risks

Changes in the general economy and the cyclical nature of the markets that we serve could negatively impact the demand for our products and services and harm our operations and financial performance.

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy, which impacts these markets. For example, the COVID-19 global pandemic has resulted in widespread economic disruption which has severely impacted, and will likely continue to severely impact, our business, demand for our products and services and global supply chains. Any sustained weakness in demand for our products and services resulting from a downturn of or uncertainty in the global economy could reduce our sales and profitability. In addition, we believe that many of our customers and suppliers are reliant on liquidity from global credit markets and, in some cases, require external financing to purchase products or finance operations. If our customers lack liquidity or are unable to access the credit markets, it may impact customer demand for our products and services and we may not be able to collect amounts owed to us. Further, our products are sold in many industries, some of which are cyclical and may experience periodic downturns. Cyclical weakness in the industries that we serve could lead to reduced demand for our products and affect our profitability and financial performance. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The loss of key leadership could have a material adverse effect on our ability to run our business.

We may be adversely affected if we lose members of our senior leadership. We are highly dependent on our senior leadership team as a result of their expertise in our industry and our business. The loss of key leadership or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this information statement are “forward-looking statements” within the meaning of the United States federal securities laws. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including statements regarding: the separation; the timing and method of the separation; the anticipated benefits of the separation; the expected financial and operating performance of, and future opportunities for, the Company following the separation; the tax treatment of the separation; the leadership of the Company following the separation; the impact of the COVID-19 global pandemic, including the rise, prevalence and severity of variants of the virus, the actions by governments, businesses and individuals in response to the situation, on the global and regional economies, financial markets, and overall demand for our products; projections of revenue, profit margins, expenses, tax provisions and tax rates, earnings or losses from operations, impact of foreign exchange rates, cash flows, pension and benefit obligations and funding requirements, synergies or other financial items; plans, strategies and objectives of our management for future operations including statements relating to potential acquisitions, compensation plans or purchase commitments; developments, performance or industry or market rankings relating to products or services; future economic conditions or performance; the outcome of outstanding claims or legal proceedings including asbestos-related liabilities and insurance coverage litigation; potential gains and recoveries of costs; assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements may be, but not always, characterized by terminology such as “believe,” “anticipate,” “should,” “would,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “targets,” “aims,” “seeks,” “sees,” and similar expressions. These statements are based on assumptions and assessments made by our management as of the date of this information statement in light of their experience and perception of historical trends, current conditions, expected future developments and other factors we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties and actual results could differ materially due to numerous factors, including but not limited to the following:

•

risks related to the impact of the COVID-19 global pandemic, including the rise, prevalence and severity of variants of the virus, actions by governments, businesses and individuals in response to the situation, such as the scope and duration of the outbreak, the nature and effectiveness of government actions and restrictive measures implemented in response, supply chain disruptions, the impact on creditworthiness and financial viability of customers, and other impacts on our business and ability to execute business continuity plans;

•	our separation from Colfax and our ability to operate as a stand-alone public company;

•	our ability to achieve the intended benefits from our separation from Colfax;

•	the war in the Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of the Ukraine;

•	changes in the general economy, as well as the cyclical nature of the markets we serve;

•

supply chain constraints and backlogs, including risks affecting raw material, part and component availability, labor shortages and inefficiencies, freight and logistical challenges, and inflation in raw material, part, component, freight and delivery costs;

•	volatility in the commodity markets and certain commodity prices, including oil and steel, due to economic disruptions from the COVID-19 pandemic and various geopolitical events;

•	our ability to identify, finance, acquire and successfully integrate attractive acquisition targets;

•	our exposure to unanticipated liabilities resulting from acquisitions;

•	our ability and the ability of our customers to access required capital at a reasonable cost;

•	our ability to accurately estimate the cost of or realize savings from our restructuring programs;

•	the amount of and our ability to estimate our asbestos-related liabilities;

•	the solvency of our insurers and the likelihood of their payment for asbestos-related costs;

•	material disruptions at any of our manufacturing facilities;

•	noncompliance with various laws and regulations associated with our international operations, including anti-bribery laws, export control regulations and sanctions and embargoes;

•	risks associated with our international operations, including risks from trade protection measures and other changes in trade relations;

•	risks associated with the representation of our employees by trade unions and work councils;

•	our exposure to product liability claims;

•	potential costs and liabilities associated with environmental, health and safety laws and regulations;

•	failure to maintain, protect and defend our intellectual property rights;

•	the loss of key members of our leadership team;

•	restrictions in our financing arrangements that may limit our flexibility in operating our business;

•	impairment in the value of intangible assets;

•	the funding requirements or obligations of our defined benefit pension plans and other postretirement benefit plans;

•	significant movements in foreign currency exchange rates or inflation rates;

•	new regulations and customer preferences reflecting an increased focus on environmental, social and governance issues, including new regulations related to the use of conflict minerals;

•	service interruptions, data corruption, cyber-based attacks or network security breaches affecting our information technology infrastructure;

•	risks arising from changes in technology;

•	the competitive environment in our industries;

•

changes in our tax rates, realizability of deferred tax assets, or exposure to additional income tax liabilities, including the effects of the COVID-19 global pandemic and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”);

•	our ability to manage and grow our business and execution of our business and growth strategies;

•	the level of capital investment and expenditures by our customers in our strategic markets;

•	our financial performance;

•	difficulties and delays in integrating or fully realizing projected cost savings and benefits of our acquisitions; and

•	other risks and factors set forth under “Risk Factors.”

The effects of the COVID-19 pandemic, including the rise, prevalence and severity of variants of the virus and actions by governments, businesses and individuals in response to the situation, may give rise or contribute to or amplify the risks associated with many of these factors.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. These forward-looking statements speak only as of the date of this information statement. We do not assume any obligation and do not intend to update any forward-looking statement except as required by law. See “Risk Factors” for a further discussion regarding some of the reasons that actual results may be materially different from those that we anticipate.

DIVIDEND POLICY

We have not yet determined the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of December 31, 2021 on a pro forma basis to give effect to the Transactions, as defined in the “Summary Historical and Pro Forma Combined Financial Data.”

The information below is not necessarily indicative of what our cash and equivalents and capitalization would have been had the separation been completed as of December 31, 2021. In addition, it is not indicative of our future cash and equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this information statement.

	December 31, 2021
	Historical	Pro Forma
		Unaudited
	($ amounts in thousands, except per share data)
Cash and equivalents(1)	$41,209	$41,209

Capitalization:
Debt:
Short-term borrowings	$—	$—
Long-term debt(2)	—	1,186,868

Total debt	—	1,186,868

Equity:
Common stock, $0.001 par value	—	57
Additional paid in capital	—	1,697,653
Net Parent investment(3)	2,921,623	—
Accumulated other comprehensive income/(loss)	(460,888)	(460,888)
Noncontrolling interests	40,993	40,993

Total equity	2,501,728	1,277,815

Total capitalization	$2,501,728	$2,464,683

(1)	Concurrent with the date of separation, we expect to have $41.2 million in cash and equivalents as reflected on our Pro Forma Combined Balance Sheet.
(2)

As part of Colfax, we engaged in intercompany financing transactions. Transactions between Colfax and us have been included in the accompanying combined financial statements for all years presented. We anticipate these transactions will be settled prior to the separation. Pro forma long-term debt reflects $1.2 billion of estimated proceeds from the financing arrangements that we will enter into in connection with the separation, net of $13.1 million in estimated financing costs. See “Description of Certain Indebtedness.”

(3)	Reflects the Net Parent investment impact as a result of the anticipated post-separation and post-distribution capital structure.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of an Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2021 and an Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2021 was derived from our historical audited combined financial statements included elsewhere in this information statement. The pro forma adjustments give effect to the transactions described below. The Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 2021 gives effect to the transactions described below as if they had occurred on January 1, 2021, the first day of fiscal 2021. The Unaudited Pro Forma Combined Balance Sheet gives effect to the transactions described below as if they had occurred on December 31, 2021, our latest balance sheet date. References in this section and in the following unaudited pro forma combined financial statements and the Company’s combined financial statements and notes thereto included in this information statement to the “Company” or “ESAB” shall mean the Fabrication Technology Business of Colfax Corporation and references to “Parent” shall mean Colfax Corporation.

The following unaudited pro forma combined financial statements of ESAB give effect to the separation and related adjustments in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the Final Rule. The Final Rule became effective on January 1, 2021 and the unaudited pro forma combined financial information herein is presented in accordance therewith.

The unaudited pro forma combined financial statements include certain transaction and autonomous entity adjustments that are necessary to present fairly our Unaudited Pro Forma Combined Statement of Operations and Unaudited Pro Forma Combined Balance Sheet as of and for the periods indicated. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined financial statements give effect to the following transactions and autonomous entity adjustments:

•

the transfer to the Company from Parent and Parent affiliates pursuant to the separation agreement of certain residual industrial and corporate assets and liabilities that were not included in the historical combined financial statements;

•

the impact of the separation agreement, the tax matters agreement, transition services agreements, the employee matters agreement and other commercial agreements between ESAB and Parent and the provisions contained therein;

•	the long-term debt arrangements entered into by the Company;

•

the transfer to us from Parent and Parent affiliates of the assets and liabilities of the fabrication technology business pursuant to the separation agreement in consideration for shares of our common stock and the Cash Distribution;

•	the anticipated capital structure after giving effect to the distribution; and

•	the incremental costs ESAB expects to incur as an autonomous entity.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma combined financial statements are subject to change as Parent and the Company finalize the terms of the separation and distribution agreement and other agreements and transactions related to the separation.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company. The historical audited combined financial statements have been derived from the Parent’s historical accounting records and include allocations of certain general and administrative expenses from Parent’s corporate office. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Parent during the periods or at the dates presented. As a result, autonomous entity adjustments have been reflected in the pro forma combined financial information and management adjustments are presented for additional information.

The following unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

($ and shares in thousands, except per share amounts)

	As of December 31, 2021
		Transaction Accounting Adjustments
	Historical	Subsidiaries to be contributed by Parent		Other Adjustments		Autonomous Entity Adjustments	Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,209	$—		$—	(a)	$—	$41,209
Trade receivables	383,496	—		—		—	383,496
Inventories, net	420,062	—		—		—	420,062
Prepaid expenses	51,949	310	(f)	—		—	52,259
Other current assets	67,357	3,414	(f)	—		—	70,771

Total current assets	964,073	3,724		—		—	967,797
Property, plant and equipment, net	286,278	—		—		—	286,278
Goodwill	1,532,993	—		—		—	1,532,993
Intangible assets, net	521,434	—		—		—	521,434
Lease asset—right of use	107,944	—		—		—	107,944
Other assets	48,540	287,534	(e, f, g)	2,230	(f)	—	338,304

Total assets	$3,461,262	$291,258		$2,230		$—	$3,754,750

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$345,480	$3,486	(f)	$—		$—	$348,966
Accrued liabilities	251,109	42,617	(e, f, g)	14,532	(b, h)	—	308,258

Total current liabilities	596,589	46,103		14,532		—	657,224
Long term debt	—	—		1,186,868	(b)	—	1,186,868
Other liabilities	362,945	272,857	(e, f, g)	(2,959	) (f, h)	—	632,843

Total liabilities	959,534	318,960		1,198,441		—	2,476,935

Equity
Common stock, $0.001 par value	—	—		57	(c)	—	57
Additional paid-in capital	—	(27,702	) (e, f, g)	1,725,355	(b, c, d)	—	1,697,653
Net Parent investment	2,921,623	—		(2,921,623	) (b, c, d)	—	—
Accumulated other comprehensive loss	(460,888)	—		—		—	(460,888)

Total stockholder’s equity	2,460,735	(27,702)		(1,196,211)		—	1,236,822
Noncontrolling interest	40,993	—		—		—	40,993

Total equity	2,501,728	(27,702)		(1,196,211)		—	1,277,815

Total liabilities and equity	$3,461,262	$291,258		$2,230		$—	$3,754,750

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

($ and shares in thousands, except per share amounts)

	Year Ended December 31, 2021
		Transaction Accounting Adjustments
	Historical	Subsidiaries to be contributed by Parent		Other Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$2,428,115	$—		$—		$—		$2,428,115
Cost of sales	1,590,132	—		—		—		1,590,132

Gross profit	837,983	—		—		—		837,983
Selling, general and administrative expense	512,815	(272	) (l)	—		(42	) (n)	512,501
Restructuring and other related charges	18,954	—		—		—		18,954

Operating income	306,214	272		—		42		306,528
Pension settlement gain	(11,208)	—		—		—		(11,208)
Interest (income) expense and other, net	(1,666)	567	(k, l)	41,451	(i)	—		40,352

Income before income taxes	319,088	(295)		(41,451)		42		277,384
Income tax expense (benefit)	80,409	9,805	(o)	(9,907	) (o)	9	(o)	80,316

Net income (loss) from continuing operations	238,679	(10,100)		(31,544)		33		197,068
Loss from discontinued operations, net of taxes	—	(15,121	) (m)	—		—		(15,121)

Net income (loss)	238,679	(25,221)		(31,544)		33		181,947
Less: income attributable to noncontrolling interest, net of taxes	3,569	—		—		—		3,569

Net income attributable to Fabrication Technology Business of Colfax Corporation	$235,110	$(25,221)		$(31,544)		$33		$178,378

Earnings (loss) per share
Basic:
Continuing operations							(j)	$3.47
Discontinued operations							(j)	(0.27)

Basic earnings per share								$3.20

Diluted:
Continuing operations							(j)	$3.42
Discontinued operations							(j)	(0.26)

Diluted earnings per share								$3.16

Average common stock and common equivalent shares outstanding:
Basic							(j)	56,824
Diluted							(j)	57,608

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements, please refer to the audited Combined Financial Statements included in this information statement. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021 and Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2021 include adjustments related to the following:

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021

(a)	Reflects a pro forma adjustment to cash calculated as follows:

Net proceeds from the financing arrangements	$1,200,000
Less: Distribution of net proceeds from the financing arrangements to Parent	(1,200,000)

Total pro forma adjustment	$—

In connection with the separation, Parent will transfer to us certain cash balances and amounts due to banks. As of December 31, 2021, these amounts included cash held by us of $41.2 million in unremitted cash generated by our business operations (reflected as cash and cash equivalents in the accompanying historical Combined Balance Sheet). The entirety of the net proceeds of $1.2 billion from the financing arrangements will be distributed to Parent.

(b)

Reflects $1.2 billion of estimated proceeds from the financing arrangements that we will enter into in connection with the separation, net of $13.1 million in estimated financing costs, which are reflected as an increase to Accrued liabilities in the “Other Adjustments” column. Proceeds from these anticipated borrowings are expected to be used to fund a distribution to Parent of approximately $1.2 billion.

(c)

Reflects the net Parent investment impact as a result of the anticipated post-Separation and post-distribution capital structure. As of the separation date, the net Parent investment after reflecting the impact of the distribution to Parent described in note (b) above will be adjusted to reflect the distribution of approximately 57 million outstanding shares of ESAB common stock as of December 31, 2021, to Parent stockholders. ESAB’s common stock account reflects an adjustment for the par value of the anticipated approximately 57 million outstanding shares of ESAB common stock, par value of $0.001 per share, expected to be issued upon the distribution. ESAB’s additional paid-in capital account reflects an adjustment related to the reclassification of Parent’s net investment in ESAB. Parent’s net investment in ESAB will be allocated between common stock and additional paid in capital based on the number of shares of ESAB common stock outstanding at the distribution date.

(d)	Reflects the settlement of ESAB’s intercompany financing transactions with Parent prior to the distribution.

(e)

Reflects the adjustments for the impact of defined benefit plans sponsored by Parent that will be transferred to ESAB as part of the separation. Parent offers both funded and unfunded noncontributory defined benefit pension plans in the U.S. that are shared amongst its businesses, including ESAB, and the participation of its employees and retirees in these plans is reflected in ESAB’s historical Combined Financial Statements as though it participated in a multiemployer plan with Parent. A proportionate share of the cost associated with these defined benefit plans is reflected in ESAB’s historical Combined Financial Statements, while any assets and liabilities associated with these defined benefit plans are retained by Parent and were not recorded on ESAB’s historical Combined Financial Statements. As part of the separation, the pension plan assets and benefit obligations of these defined benefit plans, not reflected in the historical Combined Financial Statements, will be transferred to ESAB. These adjustments are based on an actuarial valuation and reflect the following impact on the unaudited combined pro forma balance sheet:

Other assets	$614
Accrued liabilities	910
Other liabilities	10,832

(f)

Reflects adjustments for certain assets and liabilities that are to be transferred to ESAB from Parent and Parent affiliates in connection with the separation. These assets and liabilities are to be contributed to ESAB and were not included in ESAB’s historical Combined Financial Statements as ESAB did not have legal title to these assets, nor was ESAB the legal obligor of these liabilities. These amounts reflect income, expenses, assets and liabilities historically recorded within Parent corporate entities that have not been a part of Parent’s Fabrication Technology operating segment. The historical financial statements only reflect those entities which were historically within Parent’s Fabrication Technology business, in accordance with the management approach adopted in preparation of the Combined Financial Statements of the Fabrication Technology business of Parent. Generally, the corporate entities to be assigned to ESAB upon separation are holding companies of previously owned businesses that benefit Parent as a whole, including Parent’s treasury center operations that serve the entire company. Generally, these corporate entities incur corporate overhead costs including payroll, information technology and other administrative expenses. Upon separation, these entities will be transferred in their entirety to ESAB and therefore the pro forma adjustments have been calculated based on each entity’s discrete balance sheet and income statement. The table below summarizes the assets and liabilities.

Prepaid expenses	$310
Other current assets	3,414
Other assets(1)	39,599
Accounts payable	3,486
Accrued liabilities	11,135
Other liabilities	246

(1)	Primarily consists of deferred tax assets.

Amounts presented under the “Other Adjustments” column include certain assets and liabilities of deferred compensation plans that were historically reflected on a Parent corporate entity that was not formerly part of the Fabrication Technology segment. These adjustments reflect an increase of $2.2 million to Other assets and an increase of $2.2 million to Other liabilities.

(g)

Reflects adjustments for long-term asbestos insurance assets, long-term asbestos insurance receivables, accrued asbestos liabilities, long-term asbestos liabilities, asbestos indemnity expenses, asbestos-related defense costs and asbestos insurance recoveries related to the asbestos obligations from Parent’s other legacy industrial businesses that will be transferred to ESAB in connection with the separation and are consistent with the amounts recorded in the Parent’s consolidated financial statements for the same period. The financial results related to these obligations were not included in ESAB’s historical Combined Financial Statements because ESAB was not the obligor. Provisions for future losses have been established based on the guidance of ASC 450-20-55-2 - Injury or Damage Caused by Products Sold. The future amount of insurance available has been estimated in accordance with ASC 410-30-35-8 - Accounting for Potential Cost Recoveries. ESAB’s policies are expected to be consistent with Parent’s asbestos accounting policies and ESAB will reevaluate its estimates of future claims exposure and the amount of insurance receivable regularly. Parent estimates the liability costs to be incurred in resolving pending and forecasted claims for the next 15-year period as well as the amount of insurance proceeds available for such claims. While it is reasonably possible that the entities will incur costs after this period, ESAB does not believe the reasonably possible loss or a range of reasonably possible losses is estimable at the current time, and as such, no accrual has been recorded for any costs which may be paid after the next 15 years. Although ESAB believes its current estimates are reasonable, a change in the time period used for forecasting liability costs, the actual number of future claims brought, the cost of resolving these claims, the likelihood of payment by, and the solvency of, insurers and the amount of remaining insurance available could be substantially different than the estimates, and future revaluation of liabilities and insurance recoveries could result in material adjustments to these estimates. The table below summarizes these assets and liabilities:

Other assets	$247,321
Accrued liabilities	30,572
Other liabilities	261,779

(h)

ESAB is responsible for unrecognized tax benefits, net of deferred tax benefits, to the extent a reserve relates exclusively to separate tax returns filed by ESAB. Upon separation, ESAB will be responsible for unrecognized tax benefits, net of deferred tax benefits, to the extent a reserve relates exclusively to separate tax returns filed by ESAB. Accordingly, to remove unrecognized tax benefits included in the historical combined balance sheets that were calculated as part of Parent’s U.S. consolidated return basis and for which ESAB could reasonably have been considered the primary obligor as part of a consolidated U.S. filing, but will not be settled or paid by ESAB after the separation, the pro forma combined financial information reflects a decrease to Other liabilities in the amount of $8.4 million. Additionally, the pro forma combined financial information reflects an increase to Other liabilities in the amount of $3.3 million and an increase to Accrued liabilities of $1.4 million representative of other tax liabilities that will be settled or paid by ESAB after the separation under the terms of the tax matters agreement.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021

(i)

Reflects estimated net interest expense of $41.5 million for the year ended December 31, 2021 related to the anticipated borrowing to be entered into in connection with the separation reflecting an estimated average borrowing cost of approximately 3.25% per annum. Estimated net interest expense includes deferred financing costs of $2.2 million, and debt issuance costs of $0.2 million. An increase of 1% in our estimated average borrowing cost would have resulted in an additional pro forma interest expense of approximately $12.0 million for the year ended December 31, 2021.

(j)

The number of shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of ESAB common stock assumed to be outstanding, based on the number of Parent common shares used for determination of Parent’s basic and diluted earnings per share on December 31, 2021 assuming a distribution ratio of one share of ESAB common stock for every three shares of Parent common stock outstanding. This calculation does not take into account the dilutive effect that will result from the issuance of ESAB stock-based compensation awards in connection with the adjustment of outstanding Parent stock-based compensation awards held by ESAB employees or the grant of new stock-based compensation awards. The number of dilutive shares of ESAB common stock underlying stock-based compensation awards issued in connection with the adjustment of outstanding Parent stock-based compensation awards will not be determined until after the date of the separation.

(k)

Pro forma adjustments have been posted to reflect the impact of defined benefit plans of Parent that will be transferred to ESAB as part of the separation. Parent offers both funded and unfunded noncontributory defined benefit pension plans in the U.S. that are shared amongst its businesses, including ESAB, and the participation of its employees and retirees in these plans is reflected in ESAB’s historical Combined Financial Statements as though it participated in a multiemployer plan with Parent. A proportionate share of the cost associated with these defined benefit plans is reflected in ESAB’s historical Combined Financial Statements, while any assets and liabilities associated with these defined benefit plans are retained by Parent and were not recorded on ESAB’s historical Combined Financial Statements. As part of the separation, specific pension plan assets and benefit obligations of these defined benefit plans, not reflected in the historical financial statements, will also be transferred to ESAB. These adjustments are based on an actuarial valuation. The assets and liabilities of the defined benefit and retiree health plans which will be sponsored by ESAB upon separation relate to Parent-sponsored plans and include participants who were employed across all of Parent’s legacy industrial operating segments. As a portion of the plan participants were direct employees of Parent’s Fabrication Technology segment, a proportional amount of the net pension income benefit associated with these defined benefit plans was allocated to the statement of operations in the Combined Statements of Operations based on Fabrication Technology’s share of total Parent headcount. The pro forma adjustment which is based on third-party actuarial reports reflects the incremental net benefit for inactive participants who were former employees of Parent’s legacy industrial operating segments for which upon separation, their respective pension plan assets and liabilities will be transferred to ESAB. The table below is a summary of the impact of the defined benefit plans on the Unaudited Pro Forma Combined Statement of Operations.

Interest (income) expense and other, net	$(848)

(l)

Reflects the adjustment for certain income and expenses related to corresponding assets and liabilities that are to be transferred to ESAB from Parent and Parent affiliates in connection with the separation which were not included in ESAB’s historical Combined Financial Statements. Reflects income, expenses, assets and liabilities historically recorded within Parent corporate entities that have not been a part of Parent’s Fabrication Technology operating segment. The historical financial statements only reflect those entities which were historically within Parent’s Fabrication Technology segment, in accordance with the management approach adopted in preparation of the Combined Financial Statements of the Fabrication Technology business of Parent. Generally, the corporate entities to be assigned to ESAB upon separation are holding companies of previously owned businesses that benefit Parent as a whole, including Parent’s treasury center operations that serve the entire company. Generally, these corporate entities incur corporate overhead costs including payroll, information technology and other administrative expenses. Upon separation, these entities will be transferred in their entirety to ESAB and therefore the pro forma adjustments have been calculated based on each entity’s discrete balance sheet and income statement. The table below is a summary of these certain income and expenses.

Selling, general and administrative expense	$(272)
Interest (income) expense and other, net	1,415

(m)

Reflects the adjustment of $15.1 million, net of $0.6 million tax, related to the asbestos obligations from Parent’s legacy industrial businesses that will be transferred to ESAB in connection with the separation; the expenses related to these obligations were not included in ESAB’s historical Combined Financial Statements and are consistent with the amounts recorded in the Parent’s consolidated financial statements for the same period. Reflects adjustments for long-term asbestos insurance assets, long-term asbestos insurance receivables, accrued asbestos liabilities, long-term asbestos liabilities, asbestos indemnity expenses, asbestos-related defense costs and asbestos insurance recoveries related to the asbestos obligations from Parent’s other legacy industrial businesses that will be transferred to ESAB in connection with the separation. The financial results related to these obligations were not included in ESAB’s historical Combined Financial Statements because ESAB was not the obligor. Consistent with the historical presentation of these amounts by the Parent, these amounts are presented as discontinued operations in the accompanying Unaudited Pro Forma Combined Statement of Operations. Provisions for future losses have been established based on the guidance of ASC 450-20-55-2 - Injury or Damage Caused by Products Sold. The future amount of insurance available has been estimated in accordance with ASC 410-30-35-8 - Accounting for Potential Cost Recoveries. ESAB’s policies are expected to be consistent with Parent’s asbestos accounting policies and ESAB will reevaluate its estimates of future claims exposure and the amount of insurance receivable regularly. Parent estimates the liability costs to be incurred in resolving pending and forecasted claims for the next 15-year period as well as the amount of insurance proceeds available for such claims. While it is reasonably possible that the entities will incur costs after this period, ESAB does not believe the reasonably possible loss or a range of reasonably possible losses is estimable at the current time, and as such, no accrual has been recorded for any costs which may be paid after the next 15 years. Although ESAB believes its current estimates are reasonable, a change in the time period used for forecasting liability costs, the actual number of future claims brought, the cost of resolving these claims, the likelihood of payment by, and the solvency of, insurers and the amount of remaining insurance available could be substantially different than the estimates, and future revaluation of liabilities and insurance recoveries could result in material adjustments to these estimates. During the year ended December 31, 2021, the Parent recorded a $9.5 million increase in asbestos-related liabilities due to a revision in forecast assumptions for filing rates and resolution values. The related insurance asset was accordingly increased $4.6 million. During the year ended December 31, 2020, the Parent recorded a $11.6 million increase in asbestos-related liabilities due to a revision in forecast assumptions for filing rates and resolution values. The related insurance asset was accordingly increased $3.9 million. For the years ended December 31, 2021 and 2020, Parent recognized losses, net of tax of $15.1 million and $9.5 million, respectively. Variability between years resulted from revisions in forecast assumptions for filing rates, resolution values and defense and other administration costs.

(n)

Reflects $0.1 million of income and $0.1 million of expense for the year ended December 31, 2021 of certain transition services income and costs associated with the transition services agreement we intend to enter into with Parent. The costs are primarily associated with information technology services, payroll, finance, tax, human resources and other support services.

(o)

Reflects the tax impact of pretax adjustments and income tax expense on foreign currency gains on certain intercompany loans for Subsidiaries to be contributed by Parent. The income tax expense adjustment of $9.8 million associated with Subsidiaries to be contributed by Parent is primarily driven by unrealized foreign currency gains related to a U.S. Dollar-denominated intercompany loan. The lending party is U.S. Dollar functional for U.S. GAAP but reports income taxes in British Pounds. Accordingly, there is not an unrealized foreign currency gain under U.S. GAAP. Under local country regulations, unrealized foreign exchange revaluations on the note are included in taxable income of a corporate entity to be contributed by the Parent. As of December 31, 2021, the balance of this note was $1.2 billion. We expect that fluctuations in the relative value of the U.S. Dollar to the British Pound will continue to impact tax expense in periods subsequent to the separation and for the foreseeable future.

Management Adjustments

As a stand-alone public company, ESAB expects to incur incremental costs within certain corporate functions including finance, tax, legal, human resources, and other general and administrative related functions. We received the benefit of economies of scale as a segment within the Parent, however, in establishing these functions independently, the expenses will be higher than the prior corporate allocation. In the adjustments shown below, these dis-synergies, or higher costs are $5.5 million for the year ended December 31, 2021 and relate primarily to the corporate infrastructure. In addition, pursuant to the transition services agreement we intend to enter into with the Parent, we will incur incremental expenses charged by Enovis and earn incremental service fees charged to Enovis primarily related to certain information technology services and application support services, payroll, finance, tax, human resources and other support services of $42 thousand for the year ended December 31, 2021. The costs related to the transition services agreement are reflected in the autonomous entity adjustments and described in Note (n) above.

Each of our major corporate functions (including Finance, Tax, Accounting, Legal, Human Resources and Treasury) performed an assessment of the resources and associated cost required as a baseline to establish and operate ESAB as a stand-alone company. Internal resources were matched to job roles to meet the functional requirements of operating as a stand-alone company. Where additional resource needs were identified, they were addressed through (i) planned or actual external hiring, (ii) expected support through the transition services agreement or (iii) third-party providers. As a result of this assessment, some functions identified needs that resulted in additional incremental costs than the corporate allocations included in the historical financial statements. ESAB’s new cost structure will begin to materialize at the effective date of the separation. Management believes that the estimates resulting from this assessment that were used to determine the basis for management adjustments below are reasonable and most representative of the baseline to establish and operate ESAB as a stand-alone company.

Informed by the assessment described above, the management adjustments presented below show a net increase of expenses compared to the allocated expenses from the Parent included in our historical Combined Statement of Operations. The total adjustment for the year ended December 31, 2021 was $5.5 million. However, actual expenses that will be incurred could differ materially from these estimates.

Management believes the presentation of these adjustments are necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. The management adjustments below do not reflect any potential future decisions by ESAB to increase or reduce resources or invest more heavily in certain areas.

These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the respective statutory tax rates to the aforementioned adjustments in jurisdictions where valuation allowances were not required.

The below table includes each category of management adjustments.

For the year ended December 31, 2021:

($ and shares in thousands, except per share amounts)	Net income	Basic earnings per share	Diluted earnings per share
Pro Forma income from continuing operations*	$197,068	$3.47	$3.42
Management adjustments
Dis-synergies:
Corporate and other(1)	5,474

Total Management Adjustments	5,474

Tax effect	(1,308)

Pro forma net income after management’s adjustments	$192,902	$3.39	$3.35

Average common stock and common equivalent shares outstanding:
Basic	56,824
Diluted	57,608

*	As shown in the unaudited Pro Forma Combined Income Statement
(1)

Primarily additional headcount within C-suite including board of directors, finance, tax, human resources and internal audit functions. Additionally, for external third-party services related to governance and compliance including audit fees, licenses, insurance and other.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to ESAB or the Company (“we,” “us,” or “our”) shall mean the business comprising the fabrication technology business of Colfax Corporation (“Colfax” or “Parent”). Colfax will operate under the new name Enovis Corporation (“Enovis”) upon the completion of the spin-off transaction. ESAB Corporation, which was established on May 19, 2021, will be ESAB’s new ultimate parent company. The operating results that are reflected in the Consolidated Financial Statements of ESAB Corporation are fully included within the Company’s Combined Financial Statements for the year ended December 31, 2021. Refer to Note 1. “Organization and Basis of Presentation” in the Company’s Combined Financial Statements for additional information.

This MD&A is designed to provide a reader of our financial statements with a narrative from the perspective of the Company’s management. This MD&A should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements” and our audited Combined Financial Statements included elsewhere in this information statement. This MD&A includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in these forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements.” This MD&A is divided into five main sections:

•	Basis of Presentation;

•	Overview;

•	Results of Operations;

•	Liquidity and Capital Resources; and

•	Critical Accounting Policies.

Immediately prior to the separation and pursuant to the separation agreement, it is expected that Colfax will contribute certain assets and liabilities to the Company that have not historically been part of Colfax’s fabrication technology business. We have supplemented our discussion and analysis of results of operations to describe components of ESAB’s results of operations that may be impacted by the contribution of such assets and liabilities.

Basis of Presentation

The accompanying audited combined financial statements present the historical financial position, results of operations, changes in equity and cash flows of the Company in accordance with accounting principles generally applied in the United States of America (“U.S. GAAP”) for the preparation of carved-out combined financial statements. We are a global organization that develops, manufactures and supplies consumable welding and cutting products and equipment, as well as gas control equipment. The Company’s products are utilized to solve challenges in a wide range of industries, including cutting, joining and automated welding. The Company’s products are marketed to customers primarily under the ESAB brand name. Historically, our business has comprised the Fabrication Technology Business of Colfax Corporation.

Our historical Combined Financial Statements include expense allocations for certain support functions that are provided on a centralized basis within Colfax, such as corporate costs, shared services and other general and administrative costs that benefit the Company, among others. Following the separation from Colfax, we expect that Colfax will continue to provide us with some of the services related to these functions on a transitional basis. Costs associated with services provided by Enovis on a transitional basis are expected to be immaterial. We also expect to provide certain services to Enovis on a transitional basis in exchange for agreed-upon fees. We will also incur additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us.

These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or stock-based compensation awards for staff additions to replace support provided by Colfax that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect these additional separate public company costs to exceed the costs that have been historically allocated to us. For the year ended December 31, 2021, we expect approximately $5 million in excess of $30 million that has been allocated to us in our accompanying Combined Financial Statements. For the year ended December 31, 2020, we expect approximately $11 million in excess of $24 million that has been allocated to us in our accompanying Combined Financial Statements. For the year ended December 31, 2019, we expect approximately $13 million in excess of $22 million that has been allocated to us in our accompanying Combined Financial Statements. In addition to these costs, we expect Colfax or us to incur certain nonrecurring internal costs to complete the spin-off.

Additionally, our combined balance sheet may not be comparable to the opening balance sheet of the separate company, which we expect will reflect the transfer by Colfax of certain other assets and liabilities to us along with certain Colfax corporate entities. For a detailed description of our unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements.”

Colfax proposes to effect the distribution of 90% of the outstanding shares of the Company’s common stock as part of its plan to separate Colfax’s fabrication technology business into a stand-alone publicly traded company. While, subject to satisfaction of certain conditions, Colfax currently intends to effect the distribution, Colfax has no obligation to pursue or consummate any dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. The distribution is subject to various conditions, including the approval of the boards of directors of each of Colfax and us, which approval has not been withdrawn; the transfer of assets and liabilities to us in accordance with the separation agreement; the receipt of a private letter ruling from the IRS, which Colfax has received, and an opinion of counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code; that the SEC will have declared effective the registration statement of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC, and this information statement, or a Notice of Internet Availability thereof, will have been mailed to Colfax stockholders as of the record date for the distribution; receipt of any necessary regulatory or other approvals necessary to consummate the distribution and to permit the operation of our business after the separation substantially as it is currently conducted will have been obtained; due execution and delivery of the agreements relating to the separation; no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition in effect preventing the consummation of the separation, the distribution or any of the related transactions; acceptance for listing on the NYSE of the shares of our common stock to be distributed, subject to official notice of distribution; Colfax shall have requested the resignation of each of our directors and officers who will continue solely as an officer or director of Enovis following the separation other than Christopher Hix who will continue to serve as one of our directors in addition to continuing to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer; entry by Colfax into a distribution agent agreement with, or provided instructions regarding the distribution to, EQ as distribution agent; the declaration and payment by us to Colfax of the Cash Distribution and no other event or development having occurred or in existence that, in the judgment of the Colfax Board, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

The conditions to the distribution may not be satisfied, Colfax may decide not to consummate the distribution even if the conditions are satisfied or Colfax may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The Company has historically operated as part of the Parent and not as a stand-alone company. The financial statements have been derived from the Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the financial statements. The financial statements also include allocations of certain general and administrative expenses from the Parent’s corporate office. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Further, the historical financial statements may not be reflective of what our results of operations, comprehensive income, historical financial position, equity or cash flows might be in the future as a separate public company. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. Following the separation, pursuant to agreements with Enovis, we expect that Enovis will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Enovis. Related party allocations are discussed further in Note 17, “Related Party Transactions” in the accompanying audited Combined Financial Statements contained elsewhere in this information statement.

As part of the Parent, the Company is dependent on Colfax for all of its working capital and financing requirements, which utilizes a centralized approach to cash management and financing of its operations. Financing transactions relating to the Company are accounted for through the Net Parent investment account of the Company. Accordingly, none of the Parent’s cash, cash equivalents or debt has been assigned to the Company in the accompanying audited Combined Financial Statements included elsewhere in this information statement.

Net Parent investment, which includes retained earnings, represents the Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying Combined Statements of Equity as “Transfers to (from) Parent, net” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

Overview

General

We are a leading global supplier of consumable products and equipment for use in the cutting, joining and automated welding, as well as gas control equipment, providing a wide range of products with innovative technologies to solve challenges in a wide range of industries. See “Business” for additional information related to our objectives and methodologies for delivering stockholder value.

We conduct our operations through two reportable segments. These segments consist of the “Americas,” which includes operations in North America and South America, and “EMEA & APAC,” which includes Europe, Middle East, India, Africa and Asia Pacific. We serve a global customer base across multiple markets through a combination of direct sales and third-party distribution channels. Our customer base is highly diversified in the industrial end markets.

Integral to our operations is the ESAB Business Excellence system (“EBX”), our business management system, which was derived from the Colfax Business System. EBX is our culture and includes our values and behaviors, a comprehensive set of tools, and repeatable, teachable processes that we use to drive continuous improvement and create superior value for our customers, stockholders and associates. We believe that our management team’s access to, and experience in, the application of the EBX methodology is one of our primary competitive strengths.

Outlook

We believe that we are well positioned to grow our businesses organically over the long term by enhancing our product offerings and expanding our customer base. Our business mix is well balanced between sales in emerging and developed markets, and equipment and consumables. We intend to continue to utilize our strong global presence and worldwide network of salespeople and distributors to capitalize on growth opportunities by selling regionally-developed and/or marketed products and solutions throughout our served markets. Our geographic and end market diversity helps mitigate the effects from cyclical industrial market exposures. Given this balance, management does not use indices other than general economic trends and business initiatives to predict the overall outlook for the Company. Instead, our individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and outlook for the future.

We face a number of challenges and opportunities, including the successful integration of acquired businesses, application and expansion of our EBX tools to improve business performance, and rationalization of assets and costs.

We expect strategic acquisitions to contribute to our growth. We believe that the extensive experience of our leadership team in acquiring and effectively integrating acquisition targets should enable us to capitalize on future opportunities.

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for the years ended December 31, 2021, 2020 and 2019.

Results of Operations

The following discussion of Results of Operations addresses the comparison of the periods presented. Our management evaluates the operating results of each of its reportable segments based upon Net sales, Segment operating income, which represents Operating income before Restructuring and other related charges, and Adjusted EBITA as defined in the “Non-GAAP Measures” section.

Items Affecting Comparability of Reported Results

The comparability of our operating results for the years ended December 31, 2021, 2020 and 2019 are affected by the following additional significant items:

Impact of COVID-19

In December 2019, COVID-19 was first reported in China. On March 11, 2020, due to worldwide spread of the virus, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 global pandemic has resulted in a widespread health crisis, and the resulting impact on governments, businesses and individuals and actions taken by them in response to the situation have resulted in widespread economic disruptions, significantly affecting broader economies, financial markets, and overall demand for our products.

In an effort to protect the health and safety of our employees, we have taken actions to adopt social distancing policies at our locations around the world, including working from home, reducing the number of people in our sites at any one time, and suspending or restricting employee travel. Our precautions were initially reduced in 2021 as restrictions were eased, however we have increased these efforts as variants have become more prevalent and in response to local directives. In an effort to contain COVID-19 or slow its spread, governments around the world enacted measures throughout 2020 and 2021, including periodically closing businesses not deemed “essential,” isolating residents to their homes and practicing social distancing. Increased access to vaccinations has contributed to slowing the spread of COVID-19 in certain jurisdictions, resulting in some or all restrictions being lifted in a number of jurisdictions around the world, allowing a return to more normal activity and operational levels during the first half of 2021. However, the emergence and subsequent spread of COVID-19 variants has led to the reinstatement of certain restrictions, which slowed the pace of recovery during the second half of 2021.

During 2020, we implemented a broad range of temporary actions to mitigate the effects of lower sales levels including temporarily reducing salaries, furloughing and laying-off employees, significantly curtailing discretionary expenses, re-phasing of capital expenditures, reducing supplier purchase levels and/or prices, adjusting working capital practices and other measures. As sales volumes improved in 2021, these measures were removed.

As reflected in the discussions that follow, the pandemic and actions taken in response to it had a variety of impacts on our results of operations during 2020 and 2021. In 2020, the pandemic began to impact our financial results in March, with the most severe financial impact occurring in the second quarter, resulting in 30.1% lower sales than the second quarter of 2019. Subsequently, we observed a partial recovery in the second half of 2020. The surge in COVID-19 cases in the fourth quarter of 2020 contributed certain jurisdictions putting further restrictions into place, which slowed recovery in the fourth quarter of 2020, and the impact continued into the beginning of the first quarter of 2021, after which sales volumes began to normalize through the second quarter of 2021. Recovery of sales volumes again slowed in the second half of 2021 due to increased restrictions in certain jurisdictions as a result of the growing spread of COVID-19 variants.

We continue to monitor the rapidly evolving situation and guidance from international and domestic authorities, including national and local public health authorities, and may take additional actions based on their recommendations. In these circumstances, there may be developments outside our control that require us to further adjust our operations. Given the continued dynamic nature of this situation, including the rise, prevalence and severity of variants of the virus, we cannot reasonably estimate the full impacts of COVID-19 on our financial condition, results of operations or cash flows in the future.

COVID-19 and other market dynamics have caused widespread supply chain challenges due to labor, raw material, and component shortages. As a result, we have experienced supply constraints in our businesses, which have led to cost inflation and logistics delays. We are taking actions in an effort to mitigate impacts to our supply chain, however, we expect these pressures to continue.

See “Risk Factors” for additional information related to the Company’s risks relating to the COVID-19 pandemic.

Acquisitions

We complement our organic growth plans with acquisitions and other investments. Acquisitions can significantly affect our reported results, and we report the change in our Net sales between periods both from existing and acquired businesses. The change in Net sales due to acquisitions for the periods presented in this filing represents the incremental sales as a result of acquisitions.

During the year ended December 31, 2021, the Company completed one acquisition for total consideration, net of cash received, of $4.9 million. The Company may also pay additional contingent consideration up to $4.0 million, based on the future performance of the acquired company. The acquisition was for Octopuz, a Canadian leader in developing offline robot programming software, which further enhances the Company’s digital product solutions.

Global Operations

Our products and services are available worldwide. The manner in which our products and services are sold differs by region. During 2021, 2020 and 2019, approximately 78%, 77% and 76%, respectively, of our Net sales were derived from operations outside of the United States. During 2021, 2020 and 2019, approximately 41%, 39% and 42% of our Net sales, respectively, were derived from the Americas, approximately 30%, 31% and 31%, respectively, from Europe and the remainder from other countries. Accordingly, we are affected by market demand, economic and political factors in countries throughout the world. Our ability to grow and our financial performance will be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities, participating in the expansion of market opportunities in emerging markets, successfully completing global acquisitions and engineering innovative new product applications for end users in a variety of geographic markets. However, we believe that our geographic, end market, customer and product diversification may limit the impact that any one country or economy could have on our combined results.

Foreign Currency Fluctuations

As discussed above, a significant portion of our Net sales are outside the U.S., with the majority of those sales denominated in currencies other than the U.S. dollar. Because much of our manufacturing and employee costs are outside the U.S., a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can impact our results of operations and are quantified when significant.

For the year ended December 31, 2021 compared to 2020, fluctuations in foreign currencies had favorable impacts on the change in Net sales of 1.0%, positively affected Gross profit by 1.1% and unfavorably affected Selling, general and administrative expenses by 2.2%.

For the year ended December 31, 2020, compared to 2019, fluctuations in foreign currencies had unfavorable impacts on the change in Net sales of 3.5%, negatively affected Gross profit by 2.8% and favorably impacted Selling, general and administrative expenses by 1.8%.

Seasonality

Our European operations typically experience a slowdown during the July, August and December vacation seasons. However, the business impact caused by the COVID-19 pandemic distorted the effects of historical seasonality patterns.

Material Costs

Our results may be sensitive to cost changes in our raw materials. Our largest material purchases are for components and raw materials including steel, iron, copper and aluminum. Historically, we have been generally successful in passing raw material cost increases on to our customers in the form of higher prices. While we seek to take actions to manage this risk, future changes in component and raw material costs may adversely impact earnings.

Sales and Cost Mix

The gross profit margins within our business vary in relation to the relative mix of many factors, including the type of product, the location in which the product is manufactured, the end market application for which the product is designed, and the percentage of total revenue represented by consumables, which often have higher margins than equipment.

The mix of sales was as follows for the periods presented:

	Year Ended December 31,
	2021	2020	2019
Equipment	31%	31%	31%
Consumables	69%	69%	69%

Non-GAAP Measures

Adjusted EBITA

Adjusted EBITA, a non-GAAP performance measure, is included in this report because it is a key metric used by our management to assess our operating performance. Adjusted EBITA excludes from Net income the effect of restructuring and other related charges, acquisition-related intangible asset amortization, strategic transaction costs, pension settlement gains and losses, income tax expense and interest income, net. We also present Adjusted EBITA margin, which is subject to the same adjustments as Adjusted EBITA. Further, we present Adjusted EBITA (and Adjusted EBITA margin) on a segment basis, where we exclude the impact of restructuring and other related charges, acquisition-related intangible asset amortization, strategic transaction costs and pension settlement gains and losses from segment operating income. Adjusted EBITA assists management in comparing its operating performance over time because certain items may obscure underlying business trends and make comparisons of long-term performance difficult, as they are of a nature and/or size that occur with inconsistent frequency or relate to discrete restructuring plans and other initiatives that are fundamentally different from our ongoing productivity improvements. Management also believes that presenting these measures allows investors to view its performance using the same measures that we use in evaluating our financial and business performance and trends.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable U.S. GAAP financial measures. The following tables set forth a reconciliation of Net income, the most directly comparable U.S. GAAP financial measure, to Adjusted EBITA.

	Year Ended December 31,
	2021	2020	2019
	(Dollars in millions)
Net income (GAAP)	$238.7	$159.9	$176.7
Income tax expense	80.4	46.0	44.7
Interest income, net(1)	—	(1.0)	(1.1)
Pension settlement (gain) loss	(11.2)	—	33.6
Restructuring and other related charges(2)	19.0	21.6	23.0
Strategic transaction costs(3)	2.9	—	—
Acquisition-related amortization(4)	35.9	36.3	35.7

Adjusted EBITA (non-GAAP)	$365.7	$262.8	$312.6

Net income margin (GAAP)	9.8%	8.2%	7.9%
Adjusted EBITA margin (non-GAAP)	15.1%	13.5%	13.9%

(1)	Relates to the removal of interest income, net included within the Interest (income) expense and other, net line within the Combined Statements of Operations.
(2)

Includes severance and other termination benefits, including outplacement services as well as the cost of relocating associates, relocating equipment, lease termination expense, and other costs in connection with the closure and optimization of facilities and product lines.

(3)	Includes costs related to the separation.
(4)	Includes amortization of acquired intangibles.

The following tables set forth a reconciliation of operating income, the most directly comparable financial statement measure, to Adjusted EBITA by segment for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31, 2021
	Americas	EMEA & APAC	Total
	(Dollars in millions)
Operating income (GAAP)	$108.1	$198.1	$306.2
Restructuring and other related charges	11.6	7.4	19.0

Segment operating income (non-GAAP)	119.7	205.5	325.2
Strategic transaction costs	1.2	1.7	2.9
Acquisition-related amortization	18.5	17.4	35.9
Other income (expense), net(1)	2.1	(0.4)	1.7

Adjusted EBITA (non-GAAP)	$141.5	$224.2	$365.7

Segment operating income margin (non-GAAP)	11.9%	14.4%	13.4%
Adjusted EBITA margin (non-GAAP)	14.1%	15.7%	15.1%

(1)	Relates to the adjustment for other income (expense), net items included within the Interest (income) expense and other, net line within the Combined Statements of Operations.

	Year Ended December 31, 2020
	Americas	EMEA & APAC	Total
	(Dollars in millions)(1)
Operating income (GAAP)	$61.5	$140.6	$202.1
Restructuring and other related charges	12.4	9.2	21.6

Segment operating income (non-GAAP)	74.0	149.8	223.8
Acquisition-related amortization	19.4	17.0	36.3
Other income (expense), net(2)	3.1	(0.4)	2.7

Adjusted EBITA (non-GAAP)	$96.5	$166.3	$262.8

Segment operating income margin (non-GAAP)	9.6%	12.7%	11.5%
Adjusted EBITA margin (non-GAAP)	12.6%	14.1%	13.5%

(1)	Numbers may not sum due to rounding.
(2)	Relates to the adjustment for other income (expense), net items included within the Interest (income) expense and other, net line within the Combined Statements of Operations.

	Year Ended December 31, 2019
	Americas	EMEA & APAC	Total
	(Dollars in millions)(1)
Operating income (GAAP)	$95.2	$160.9	$256.1

Restructuring and other related charges	13.8	9.3	23.0
Segment operating income (non-GAAP)	108.9	170.2	279.1
Acquisition-related amortization	20.1	15.6	35.7
Other income (expense), net(2)	0.1	(2.2)	(2.1)

Adjusted EBITA (non-GAAP)	$129.1	$183.5	$312.6

Segment operating income margin (non-GAAP)	11.6%	13.0%	12.4%
Adjusted EBITA margin (non-GAAP)	13.7%	14.0%	13.9%

(1)	Numbers may not sum due to rounding.
(2)	Relates to the adjustment for other income (expense), net items included within the Interest (income) expense and other, net line within the Combined Statements of Operations.

Total Company

Sales

Net sales increased to $2.43 billion in 2021 from $1.95 billion in 2020 which decreased from $2.25 billion in 2019. The following table presents the components of changes in our Net sales.

	Net Sales
	$	%
	(Dollars in millions)
For the year ended December, 31 2019	$2,247.1

Components of Change:
Existing businesses(1)	(218.4)	(9.7)%
Foreign currency translation(2)	(78.6)	(3.5)%

	(297.0)	(13.2)%

For the year ended December 31, 2020	1,950.1

Components of Change:
Acquisitions	2.1	0.1%
Existing businesses(1)	456.6	23.4%
Foreign currency translation(2)	19.3	1.0%

	478.0	24.5%

For the year ended December 31, 2021	$2,428.1

(1)	Excludes the impact of foreign exchange rate fluctuations and acquisitions, thus providing a measure of change due to factors such as price, product mix and volume.
(2)	Represents the difference between prior year sales valued at the actual prior year foreign exchange rates and prior year sales valued at current year foreign exchange rates.

Net sales from existing businesses increased $456.6 million during 2021 compared to 2020 primarily due to higher sales volumes as a result of recovery from the COVID-related sales downturn in 2020, inflation-related pricing increases and new product initiatives of approximately $152 million, $214 million and $90 million, respectively. The weakening of the U.S. dollar relative to other currencies caused a $19.3 million favorable currency translation impact during the year.

During 2020, Net sales from existing businesses decreased $218.4 million compared to 2019 mainly due to approximately $241 million of lower sales volumes related to COVID-19, slightly offset by price increases of approximately $23 million. The strengthening of the U.S. dollar relative to other currencies caused a $78.6 million unfavorable currency translation impact during the year.

Operating Results

The following table summarizes our results for the comparable periods.

	Year Ended December 31,
	2021	2020	2019
	(Dollars in millions)
Gross profit	$838.0	$682.5	$796.4
Gross profit margin	34.5%	35.0%	35.4%
Selling, general and administrative expense	$512.8	$458.7	$517.3
Operating income	$306.2	$202.1	$256.1
Operating income margin	12.6%	10.4%	11.4%
Net income	$238.7	$159.9	$176.7
Net income margin	9.8%	8.2%	7.9%
Adjusted EBITA (non-GAAP)	$365.7	$262.8	$312.6
Adjusted EBITA Margin (non-GAAP)	15.1%	13.5%	13.9%
Items excluded from Adjusted EBITA:
Restructuring and other related charges(1)	$19.0	$21.6	$23.0
Acquisition-related amortization(2)	$35.9	$36.3	$35.7
Pension settlement (gain) loss	$(11.2)	$—	$33.6
Strategic transaction costs	$2.9	$—	$—
Interest income, net	$—	$(1.0)	$(1.1)
Income tax expense	$80.4	$46.0	$44.7

(1)

Includes severance and other termination benefits, including outplacement services as well as the cost of relocating associates, relocating equipment, lease termination and other costs in connection with the closure of and optimization of facilities and product lines.

(2)	Includes amortization of acquired intangibles.

2021 Compared to 2020

Gross profit increased $155.5 million during 2021 compared to 2020, primarily attributable to higher sales volumes and the related improved production efficiencies compared to 2020, during which sales volumes were negatively impacted by the COVID-19 pandemic. During 2021, Gross profit also increased due to new product initiatives and $7.5 million of favorable foreign currency impacts, partially offset by increased supply chain and logistic costs. Gross profit margin was substantially maintained at the prior year level with margin improvements offset by the dilutive impact of inflation, net of customer price increases which compressed margins.

Selling, general and administrative expense increased $54.1 million mainly due to the cessation of prior year temporary cost reduction measures that were taken in response to COVID-19, and increased sales commissions from increased sales levels.

Additionally, during 2021, a pension settlement gain of $11.2 million was recognized when the independent trustees of a company pension plan agreed to merge that plan with another company pension plan and contribute its surplus assets.

The effective tax rate for 2021 and 2020 was 25.2% and 22.3%, respectively. In 2021, the effective tax rate was higher than the U.S. federal statutory tax rate of 21.0% primarily due to withholding taxes on dividends and capital gains on current year transactions offset by the Company’s earnings outside the U.S. that are taxed at different rates rather than the U.S. Federal statutory rate. In 2020, the effective tax rate was higher than the U.S. federal statutory tax rate of 21.0% and lower than 2021 mainly due to withholding taxes on dividends offset by U.S. research and development tax credits and the Company’s earnings outside the U.S. that are taxed at different rates rather than the U.S. Federal statutory rate.

Net income increased in 2021 compared to 2020, largely due to the strong recovery from the prior year COVID-related sales downturn. The sales-related benefits from this recovery in 2021 were partially offset by increases in expenses attributable to the cessation of aforementioned temporary cost reductions implemented during 2020 in reaction to COVID-driven sales reductions, as well as increased supply chain and logistic costs. During 2021, we also incurred higher sales commissions related to greater sales, partially offset by a pension settlement gain. The net income margin increased by 160 basis points in 2021 compared to 2020 primarily due to the aforementioned factors.

Adjusted EBITA increased primarily due to the improved sales volumes and new product initiatives, partially offset by the aforementioned supply chain and logistic costs and sales commission increases, and the cessation of the aforementioned temporary cost reductions. Adjusted EBITA margin increased by 160 basis points for largely the same reasons, partially offset by inflation-related pricing increases.

2020 Compared to 2019

Gross profit decreased $113.9 million during 2020 in comparison to 2019, primarily driven by lower sales volumes that resulted from the COVID-19 pandemic and $22.1 million of unfavorable currency translation effects, partly offset by temporary mitigating cost actions and new product initiatives. Gross profit margin was substantially maintained at the prior year level due to temporary cost reductions and restructuring benefits.

Selling, general and administrative expense decreased $58.6 million mainly due to benefits from restructuring initiatives and temporary cost reduction programs.

The effective tax rate for 2020 and 2019 was 22.3% and 20.2%, respectively. In 2020, the effective tax rate was higher than the U.S. federal statutory tax rate of 21.0% due to withholding taxes on dividends offset by U.S. research and development tax credits and the Company’s earnings outside the U.S. that are taxed at different rates rather than the U.S. Federal statutory rate. In 2019, the effective tax rate was lower than the U.S. statutory tax rate of 21% and lower than 2020 mainly due to state income tax benefit offset by withholding taxes on dividends.

Net income decreased in 2020 compared to 2019, largely due to the decrease in Gross profit from COVID-19 impacts, mitigated by the reductions in Selling, general and administrative expense from our temporary cost reduction programs. Despite the decrease in net income, the net income margin increased by 30 basis points in 2020 compared to 2019 primarily due to the reduction in Selling, general and administrative expense.

The lower Adjusted EBITA was driven by COVID-19 impacts, partially offset by the reductions in Selling, general and administrative expense from our temporary cost reduction programs. Adjusted EBITA margin decreased by 40 basis points for largely the same reasons.

Business Segments

We formulate, develop, manufacture, and supply consumable products and equipment, including cutting, joining, and automated welding products, as well as gas control equipment. Our products are marketed under several brand names, most notably ESAB, providing a wide range of products with innovative technologies to solve challenges in virtually any industry. ESAB’s comprehensive range of welding consumables includes electrodes, cored and solid wires, and fluxes using a wide range of specialty and other materials, and cutting consumables including electrodes, nozzles, shields, and tips. ESAB’s equipment ranges from portable welding machines to large customized automated cutting and welding systems. ESAB also offers a range of software and digital solutions to help its customers increase their productivity, remotely monitor their welding operations, and digitize their documentation. Products are sold into a wide range of end markets, including general industry, construction, infrastructure, transportation, energy, renewable energy, and medical and life sciences.

We report results in two reportable segments: Americas and EMEA & APAC.

Americas

The following table summarizes selected financial data for our Americas segment:

	Year Ended December 31,
	2021	2020	2019
	(Dollars in millions)
Net sales	$1,004.2	$767.4	$939.7
Gross profit	$342.5	$260.0	$343.1
Gross profit margin	34.1%	33.9%	36.5%
Selling, general and administrative expense	$222.7	$186.0	$234.2
Segment operating income (non-GAAP)	$119.7	$74.0	$108.9
Segment operating income margin (non-GAAP)	11.9%	9.6%	11.6%
Adjusted EBITA (non-GAAP)	$141.5	$96.5	$129.1
Adjusted EBITA margin (non-GAAP)	14.1%	12.6%	13.7%
Items excluded from Adjusted EBITA:
Restructuring and other related charges	$11.6	$12.4	$13.8
Acquisition-related amortization	$18.5	$19.4	$20.1
Pension settlement loss	$—	$—	$33.6
Strategic transaction costs	$1.2	$—	$—

2021 Compared to 2020

Net sales increased $236.8 million during 2021 compared to 2020 primarily due to higher sales volumes due to the strong recovery from COVID-19 and inflation-related price increases. Gross profit margin was 20 basis points higher in 2021 compared to 2020 primarily due to improved production efficiencies.

Selling, general and administrative expense increased $36.7 million in the period due to the higher sales commissions related to greater sales and the cessation of temporary cost reductions implemented in 2020. Segment operating income increased $45.7 million primarily due to higher sales levels related to the strong recovery from the COVID-19 with Adjusted EBITA and related margins increasing for the same reasons.

2020 Compared to 2019

Net sales decreased $172.3 million during 2020 compared to 2019 primarily due to lower sales volumes related to COVID-19, slightly offset by price increases. Gross profit margin was 260 basis points lower than 2019 primarily due to lower sales levels related to COVID-19 and a decrease in production volumes resulting in unfavorable production variances.

Selling, general and administrative expense decreased $48.2 million in the period due to benefits from restructuring initiatives and temporary cost reduction programs. Segment operating income decreased $34.9 million primarily due to lower sales levels related to COVID-19. Lower sales levels related to COVID-19 also resulted in a decline in Adjusted EBITA and related margins over the same period.

EMEA & APAC

The following table summarizes the selected financial data for our EMEA & APAC segment:

	Year Ended December 31,
	2021	2020	2019
	(Dollars in millions)
Net sales	$1,423.9	$1,182.7	$1,307.4
Gross profit	$495.5	$422.5	$453.3
Gross profit margin	34.8%	35.7%	34.7%
Selling, general and administrative expense	$290.1	$272.7	$283.1
Segment operating income (non-GAAP)	$205.5	$149.8	$170.2
Segment operating income margin (non-GAAP)	14.4%	12.7%	13.0%
Adjusted EBITA (non-GAAP)	$224.2	$166.3	$183.5
Adjusted EBITA margin (non-GAAP)	15.7%	14.1%	14.0%
Items excluded from Adjusted EBITA:
Restructuring and other related charges	$7.4	$9.2	$9.3
Acquisition-related amortization	$17.4	$17.0	$15.6
Pension settlement (gain)	$(11.2)	$—	$—
Strategic transaction costs	$1.7	$—	$—

2021 Compared to 2020

Net sales increased $241.2 million during 2021 compared to 2020 mainly due to higher sales volumes due to the strong recovery from COVID-19, inflation-related price increases, new product initiatives and favorable foreign currency translation impacts. Gross profit margin decreased by 90 basis points in 2021 when compared to the same period in 2020, primarily due to the impact of inflation-related pricing and cost increases, which compressed the margin.

Selling, general and administrative expense increased $17.4 million in 2021 compared to 2020 primarily due to the increased sales costs and the cessation of temporary cost reductions implemented in 2020, partially offset by benefits from restructuring initiatives. Segment operating income and Adjusted EBITA increased in 2021 compared to 2020 due to the improved sales volumes, partially offset by increased Selling, general and administrative costs. The related margins increased for the same reasons, partially offset by the impact of inflation-related pricing and cost increases.

2020 Compared to 2019

Net sales decreased $124.7 million during 2020 compared to 2019 mainly due to lower sales volumes related to COVID-19 and unfavorable foreign currency translation impacts. Gross profit margin increased by 100 basis points when compared to the same period in 2019, primarily due to lower material costs and temporary measures to reduce costs, partially offset by the negative impact of COVID-19-related volume decline.

Selling, general and administrative expense decreased $10.4 million in the period due to benefits from restructuring initiatives and temporary cost reduction programs. Segment operating income decreased $20.4 million primarily due to lower sales levels related to COVID-19. Lower sales levels related to COVID-19 also resulted in a decline in Adjusted EBITA while the related margin remained consistent with 2019.

Liquidity and Capital Resources

Overview

We currently finance our working capital requirements through cash flows from operating activities and arrangements with our Parent. We expect that our primary ongoing requirements for cash will be for working capital, funding of acquisitions, capital expenditures and restructuring related cash outflows, asbestos-related cash outflows, and debt service and required amortization of principal and, pending Board approval, payment of cash dividends post-separation. We believe that we could raise additional funds in the form of debt or equity if it was determined to be appropriate for strategic acquisitions or other corporate purposes. We believe that our sources of liquidity are adequate to fund our operations for the next twelve months.

We anticipate having up to $1.2 billion in principal aggregate amount of indebtedness upon completion of the separation pursuant to a $1.75 billion credit facility, consisting of (i) a senior revolving facility in an initial aggregate principal amount of up to $750 million, (ii) a senior term loan A-1 facility in an initial aggregate principal amount of up to $400 million and (iii) a 364-day senior term loan A-2 facility in an initial aggregate principal amount of up to $600 million, provided that such amount shall be automatically and immediately reduced on a dollar-for-dollar basis by the first $600 million of net proceeds from the incurrence or issuance of any additional permanent financing, including any issuance of senior unsecured notes. The initial credit extensions under these facilities are expected to be made available to us, subject to certain conditions precedent, at or shortly prior to the time of the closing of the distribution. We intend to use the proceeds of these facilities, in part, to fund the Cash Distribution to Colfax as partial consideration for the transfer of Colfax’s fabrication technology business to us and to pay fees and expenses in connection with the separation and distribution. See “Description of Certain Indebtedness.” The debt may also restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, the separation may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Cash Flows

As of December 31, 2021, we had $41.2 million of Cash and cash equivalents, a decrease of $8.0 million from $49.2 million as of December 31, 2020. As of December 31, 2019, we had Cash and cash equivalents of $104.8 million.

The following table summarizes the change in Cash and cash equivalents during the periods indicated:

	Year Ended December 31,
	2021	2020	2019
	(Dollars in millions)(1)
Net cash provided by operating activities	$250.7	$309.2	$249.8

Purchases of property, plant and equipment	$(35.6)	$(40.1)	$(44.5)
Proceeds from sale of property, plant and equipment	5.2	5.6	7.0
Acquisition, net of cash received	(4.9)	—	—

Net cash used in investing activities	$(35.3)	$(34.5)	$(37.5)

Proceeds from (repayments of) borrowings, net	$0.7	$(0.2)	$(5.0)
Distributions to noncontrolling interest holders	(3.7)	(4.3)	(2.9)
Transfers to Parent, net	(218.5)	(321.9)	(168.5)

Net cash used in financing activities	$(221.5)	$(326.4)	$(176.4)

(1)	Numbers may not sum due to rounding.

Cash provided by operating activities for 2021 decreased $58.5 million over 2020 mainly due to an decrease in cash provided by changes in operating assets and liabilities of $133.4 million, partially offset by an increase in operating income of $104.1 million. Cash provided by operating activities for 2020 increased $59.4 million over 2019 mainly due to an increase in cash provided by changes in operating assets and liabilities of $106.8 million, partially offset by a decrease in operating income of $54.0 million. Following the consummation of the separation, cash flows from operating activities will also include payments for items such as asbestos-related costs, net interest expense and costs expected to be incurred when operating as a stand-alone public company.

Cash flows used in investing activities during 2021, 2020 and 2019 includes $35.6 million, $40.1 million and $44.5 million, respectively, of cash used for the purchases of property, plant and equipment.

Cash flows used in financing activities in 2021, 2020 and 2019 primarily relates to our activity with Parent.

Our Cash and cash equivalents as of December 31, 2021, include $40.7 million held in jurisdictions outside the U.S. Cash repatriation of non-U.S. cash into the U.S. may be subject to taxes, other local statutory restrictions, and minority owner distributions.

Contractual Obligations

Debt

At or shortly prior to the time of the closing of the distribution, we expect to incur approximately $1.2 billion of indebtedness under the Facilities (as defined below). We expect that such indebtedness will be comprised of: (i) $200 million under a senior revolving facility (the “Revolving Facility”), (ii) $400 million under a senior term loan A-1 facility (the “Term Loan A-1 Facility”) and (iii) $600 million under a 364-day senior term loan A-2 facility (the “Term Loan A-2 Facility” and, together with the Term Loan A-1 Facility, and the Revolving Facility, the “Facilities”). There are no required principal payments due on the Term Loan A-1 Facility or the Revolving Facility within 12 months. The Revolving Facility and the Term Loan A-1 Facility are expected to mature five years after the effective date of the Facilities and the Term Loan A-2 Facility is expected to mature 364 days after the effective date of the Facilities. Interest rates on borrowings under the Facilities are expected to be based on prevailing market interest rates for borrowers of a similar size and credit as us.

Operating Leases

The Company leases certain office spaces, warehouses, facilities, vehicles, and equipment. As of December 31, 2021, the Company had fixed lease payment obligations of $127.5 million, with $23.4 million payable within 12 months.

Purchase Obligations

As of December 31, 2021, the Company had other purchase obligations of $123.2 million, with $120.7 million payable within 12 months.

We have funding requirements associated with our pension and other post-retirement benefit plans as of December 31, 2021, which are estimated to be $4.8 million for the year ending December 31, 2022. Other long-term liabilities, such as those for other legal claims, employee benefit plan obligations, deferred income taxes and liabilities for unrecognized income tax benefits, are excluded from this disclosure since they are not contractually fixed as to timing and amount.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that provide liquidity, capital resources, market or credit risk support that expose us to any liability that is not reflected in our Combined Financial Statements at December 31, 2021 other than outstanding letters of credit of $33.3 million and unconditional purchase obligations with suppliers of $123.2 million.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on our results of operations and financial position. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based upon our historical experience, our evaluation of business and macroeconomic trends and information from other outside sources, as appropriate. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what our management anticipates and different assumptions or estimates about the future could have a material impact on our results of operations and financial position.

We believe the following accounting policies are the most critical in that they are important to the financial statements and they require the most difficult, subjective or complex judgments in the preparation of the financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 2, “Summary of Significant Accounting Policies” in the accompanying Notes to Combined Financial Statements included elsewhere in this information statement.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired through acquisitions by the Company. Indefinite-lived intangible assets consist of certain trade names.

We evaluate the recoverability of Goodwill and indefinite-lived intangible assets annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. The annual impairment test date elected by the Company is the first day of its fourth quarter. Goodwill and indefinite-lived intangible assets are considered to be impaired when the carrying value of a reporting unit or asset exceeds its fair value. The Company currently has three reporting units: Americas, EMEA & APAC and Gas Control Equipment.

In the evaluation of Goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying value. If we determine that it is more likely than not for a reporting unit’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If we determine that it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the fair value is performed and compared to the carrying value of that reporting unit. In certain instances, we may elect to forgo the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying value of a reporting unit exceeds its fair value, Goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the carrying value over its fair value.

Generally, we measure fair value of reporting units based on a present value of future discounted cash flows. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flows that the reporting units are expected to generate in the future. Significant estimates in the discounted cash flow models include the weighted average cost of capital, revenue growth rates, long-term rate of growth and profitability of our business.

An evaluation of Goodwill for impairment was performed for the three reporting units for the years ended December 31, 2021, 2020 and 2019, which indicated no impairment existed.

For the year ended December 31, 2021, a quantitative annual impairment test of Goodwill was performed for the Gas Control Equipment reporting unit while qualitative assessments were performed for the remaining two reporting units. Goodwill was allocated to the Americas and EMEA & APAC reporting units on a relative fair value basis as of January 1, 2018. For Gas Control Equipment, goodwill was allocated based on the acquired goodwill on its acquisition date, October 1, 2018. The carrying amount of Goodwill of the Americas, EMEA &

APAC and Gas Control Equipment reporting units as of December 31, 2021, were $519.2 million, $892.1 million, and $121.7 million, respectively. We determined the fair value of the Gas Control Equipment reporting unit using a discounted cash flow approach, and the reporting unit’s fair value exceeded its carrying amount by approximately 65% as of the annual impairment testing date, the first day of our fourth quarter in 2021, compared to 15% fair value in excess of carrying amount from the previous year’s quantitative test. Determining the fair value of a reporting unit requires the application of judgment and involves the use of significant estimates and assumptions which can be affected by changes in business climate, economic conditions, the competitive environment and other factors. We base these fair value estimates on assumptions our management believes to be reasonable but which are unpredictable and inherently uncertain. Future changes in the judgment, assumptions and estimates could result in significantly different estimates of fair value in the future. An increase in discount rates, a reduction in projected cash flows due to lower revenue growth rates or lower margins compared to our projections, or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. The cash flows of our Gas Control Equipment reporting unit can be impacted by the broader economy in Europe due to our prevalent business footprint. In conducting a sensitivity analysis, we estimated the fair value of the Gas Control Equipment reporting unit if we reduced the long-term revenue growth rate by 25 basis points or increased the discount rate by 25 basis points, and the resulting excess fair value over carrying value decreased by approximately 5% and 6%, respectively.

In the evaluation of indefinite-lived intangible assets for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If we determine that it is more likely than not for the indefinite-lived intangible asset’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If we determine that it is more likely than not that the indefinite-lived intangible asset’s fair value is less than its carrying value, a calculation is performed and compared to the carrying value of the asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We measure the fair value of our indefinite-lived intangible assets using the “relief from royalty” method. Significant estimates in this approach include projected revenues and royalty and discount rates for each trade name evaluated.

A quantitative impairment test was performed for all the indefinite-lived trade name brands for the years ended December 31, 2021 and 2020, respectively while a combination of quantitative impairment tests and qualitative assessments were performed for the year ended December 31, 2019, all of which indicated no impairment existed.

A sustained decline in our end-markets and geographic markets could increase the risk of impairments in future years. Actual results could differ from our estimates and projections, which would also affect the assessment of impairment. As of December 31, 2021, we have Goodwill of $1,533.0 million and indefinite lived trade names of $199.5 million that are subject to at least annual review for impairment. See Note 6, “Goodwill and Intangible Assets” in the accompanying Notes to Combined Financial Statements for further information.

Income Taxes

We account for income taxes under the separate return method, where we determine the deferred tax assets and liabilities and related tax expense as if the Company were filing separate returns. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we consider various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of our valuation allowance, we record a change in valuation allowance through income tax expense in the period such determination is made.

Accounting Standards Codification 740, “Income Taxes” prescribes a recognition threshold and measurement attribute for a position taken in a tax return. Under this standard, we must presume the income tax position will be examined by a relevant tax authority and determine whether it is more likely than not that the income tax position will be sustained upon examination based on its technical merits. An income tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of the benefit to be recognized in the financial statements. Liabilities for unrecognized income tax benefits are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, the lapsing of applicable statutes of limitations, the conclusion of tax audits and, if applicable, the conclusion of any court proceedings. To the extent we prevail in matters for which liabilities for unrecognized tax benefits have been established or are required to pay amounts in excess of our liabilities for unrecognized tax benefits, our effective income tax rate in a given period could be materially affected. We recognize interest and penalties related to unrecognized tax benefits in the Income tax expense in the Combined Statements of Operations. Net liabilities for unrecognized income tax benefits, including accrued interest and penalties, were $37.7 million, $35.2 million and $34.0 million as of December 31, 2021, 2020 and 2019, respectively, and are included in Other liabilities or as a reduction to deferred tax assets in the accompanying Combined Balance Sheet.

Revenue Recognition

We recognize revenue when control of promised goods or services is transferred to the customer. The amount of revenue recognized reflects the consideration to which we expect to be entitled in exchange for transferring the goods or services.

We provide a variety of products and services to our customers. Most of our contracts consist of a single, distinct performance obligation or promise to transfer goods or services to a customer. For contracts that include multiple performance obligations, we allocate the total transaction price to each performance obligation using our best estimate of the stand-alone selling price of each identified performance obligation. A significant majority of our revenue relates to the shipment of off-the-shelf products that is recognized when control is transferred to the customer. On a limited basis, we have agreements with customers that have multiple performance obligations. In determining whether there are multiple performance obligations, we first assess the goods or services promised in the customer arrangement and then consider the guidance in ASC 606, Revenue from Contracts with Customers, to evaluate whether goods and services are capable of being distinct and are considered distinct within the customer arrangement. To determine whether promised goods or services are separately identifiable (i.e., whether a promise to transfer a good or service is distinct in the context of the contract), we evaluate whether the contract is to deliver (1) multiple promised goods or services or (2) a combined item that comprises the individual goods or services promised in the contract. Substantially all revenue involving development and application engineering projects consists of a single performance obligation and is recognized at a point in time.

A majority of the revenue we recognize relates to contracts with customers for standard or off-the-shelf products. As control typically transfers to the customer upon shipment of the product in these circumstances, revenue is generally recognized at that point in time. For service contracts, we recognize revenue ratably over the period of performance as the customer simultaneously receives and consumes the benefits of the services provided.

Any recognized revenues in excess of customer billings are recorded as a component of Trade receivables. Billings to customers in excess of recognized revenues are recorded as a component of Accrued liabilities. Each contract is evaluated individually to determine the net asset or net liability position. Substantially all of our revenue is recognized at a point in time, and revenue recognition and billing typically occur simultaneously.

The period of benefit for our incremental costs of obtaining a contract would generally have less than a one-year duration; therefore, we apply the practical expedient available and expense costs to obtain a contract when incurred.

Trade receivables are presented net of an allowance for credit losses. The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments as of January 1, 2020. The estimate of current expected credit losses on trade receivables considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The allowance for credit losses was $23.9 million as of December 31, 2021 compared to $32.3 million as of December 31, 2020 and $32.0 million as of January 1, 2020, following the adoption of the standard.

Asbestos Liabilities and Insurance Assets

Certain subsidiaries to be contributed by Colfax immediately prior to the consummation of the separation and pursuant to the terms of the separation agreement are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers and were not manufactured by any of these subsidiaries, nor were these subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy.

Pursuant to the definitive purchase agreements related to the sale of Colfax’s Fluid Handling (“FH”) and Air and Gas Handling (“AGH”) businesses, Colfax and its subsidiaries retained the asbestos-related contingencies and insurance coverage related to these businesses, even though Colfax sold the operating assets of the FH and AGH businesses. Because Colfax did not retain an interest in the ongoing operations of the FH or AGH businesses subject to the contingencies, Colfax has classified asbestos-related activity in its financial statements as part of Income (loss) from discontinued operations, net of taxes.

For purposes of Colfax’s financial statements, Colfax management has projected future asbestos-related liability costs with regard to pending and future unasserted claims based upon the Nicholson methodology. The Nicholson methodology is a standard approach used by experts and has been accepted by numerous courts. This methodology is based upon risk equations, exposed population estimates, mortality rates, and other demographic statistics. In applying the Nicholson methodology for each subsidiary Colfax management performed: (1) an analysis of the estimated population likely to have been exposed or claim to have been exposed to products manufactured by the subsidiaries based upon national studies undertaken of the population of workers believed to have been exposed to asbestos; (2) a review of epidemiological and demographic studies to estimate the number of potentially exposed people that would be likely to develop asbestos-related diseases in each year; (3) an analysis of the subsidiaries’ recent claims history to estimate likely filing rates for these diseases and (4) an analysis of the historical asbestos liability costs to develop average values, which vary by disease type, jurisdiction and the nature of claim, to determine an estimate of costs likely to be associated with currently pending and projected asbestos claims. Colfax management’s projections, based upon the Nicholson methodology, estimate both claims and the estimated cash outflows related to the resolution of such claims for periods up to and including the endpoint of asbestos studies referred to in item (2) above. It is Colfax’s policy to record a liability for asbestos-related liability costs for the longest period of time that Colfax management can reasonably estimate. Accordingly, no accrual has been recorded for any costs which may be paid after the next 15 years.

Projecting future asbestos-related liability costs is subject to numerous variables that are difficult to predict, including, among others, the number of future claims that might be received, the type and severity of the disease alleged by each claimant, the latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in the claims, funds available in post-bankruptcy trusts, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, including fluctuations in the timing of court actions and rulings, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any projections with respect to these variables are subject to even greater uncertainty as the projection period lengthens. These trend factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of Colfax’s asbestos liability, and these effects do not move in linear fashion but rather change over multiple year periods. Accordingly, Colfax management monitors these trend factors over time and periodically assesses whether an alternative forecast period is appropriate. Taking these factors into account and the inherent uncertainties, Colfax management believes that it can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years and have recorded that liability as its best estimate. While it is reasonably possible that the subsidiaries will incur costs after this period, Colfax management does not believe the reasonably possible loss or range of reasonably possible loss is estimable at the current time. Accordingly, no accrual has been recorded for any costs which may be paid after the next 15 years. Defense costs associated with asbestos-related liabilities as well as costs incurred in connection with pursuing insurance coverage from these subsidiaries’ insurers are expensed as incurred.

Colfax management assessed these subsidiaries’ existing insurance arrangements and agreements, estimated the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers, and employed such insurance allocation methodologies as Colfax management believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance retentions, policy exclusions, pending litigation, liability caps and gaps in coverage, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies.

Each subsidiary has separate insurance coverage acquired prior to Colfax’s ownership of each independent entity. In Colfax management’s evaluation of the insurance asset, it uses differing insurance allocation methodologies for each subsidiary based upon the applicable law pertaining to the affected subsidiary.

Following the separation and contribution of these subsidiaries to the Company, we expect to follow a similar methodology to estimate future claims exposure and the amount of insurance available based upon similar assumptions with respect to future claims and liability costs, and to reevaluate such estimates regularly.

Management’s analyses are based on currently known facts and a number of assumptions. However, projecting future events, such as new claims to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers, the method in which losses will be allocated to the various insurance policies, interpretation of the effect on coverage of various policy terms and limits and their interrelationships, the continuing solvency of various insurance companies and collectability of claims tendered, the amount of remaining insurance available, as well as the numerous uncertainties inherent in asbestos litigation could cause the actual liabilities and insurance recoveries to be higher or lower than those projected or recorded which could materially affect our financial condition, results of operations or cash flow.

Corporate Allocations

The Company has historically operated as part of Colfax Corporation and not as a stand-alone company. Accordingly, certain shared costs have been allocated to the Company and are reflected as expenses in the accompanying financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by the Company. Refer to Note 17, “Related Party Transactions” in the Company’s Combined Financial Statements for a description of the Company’s corporate allocations and related-party transactions.

Recently Issued Accounting Pronouncements

For detailed information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 3, “Recently Issued Accounting Pronouncements” in the accompanying Notes to Combined Financial Statements included elsewhere in this information statement.

BUSINESS

Our Company

We formulate, develop, manufacture and supply consumable products and equipment for use in the cutting, joining and automated welding, as well as gas control equipment. For the year ended December 31, 2021, welding consumables represented approximately 69% of our total Net sales. Our fabrication technology products are marketed under several brand names, most notably ESAB, which we believe is well known in the international welding industry. ESAB’s comprehensive range of welding consumables includes electrodes, cored and solid wires and fluxes using a wide range of specialty and other materials, and cutting consumables includes electrodes, nozzles, shields and tips. ESAB’s fabrication technology equipment ranges from portable welding machines to large customized automated cutting and welding systems. ESAB also offers a range of software and digital solutions to help its customers increase their productivity, remotely monitor their welding operations and digitize their documentation. Products are sold into a wide range of global end markets, including general industry, construction, infrastructure, transportation, energy, renewable energy, and medical and life sciences. Our sales channels include both independent distributors and direct salespeople who, depending on geography and end market, sell our products to end users.

Industry and Competition

Our products and services are marketed worldwide and the markets we serve are fragmented and competitive. Because we compete in selected niches of these markets and due to the diversity of our products and services, no single company competes directly with us across all our markets. We encounter a wide variety of competitors that differ by product line, including well-established regional competitors, competitors with greater specialization in particular markets, as well as larger competitors. The markets that we compete in are also served by Lincoln Electric and the welding business within Illinois Tool Works, Inc. Our customer base is broadly diversified across many sectors of the economy, and we believe customers place a premium on quality, reliability, availability, innovation, and application engineering support. We believe the principal elements of competition in our served markets are the ability to improve customer productivity and solve their technical challenges, reliably and timely supply high-quality products that represent a good value, and offer outstanding aftermarket support including application expertise and engineering capabilities. Our management believes that we are a leading competitor in each of our markets with leading and well-recognized brands.

International Operations

Our products and services are available worldwide. We believe this geographic diversity allows us to draw on the skills of a global workforce, provides stability to our operations, allows us to drive economies of scale, provides revenue streams that may offset economic trends in individual economies, and offers an opportunity to access new markets for products. In addition, we believe that our exposure to developing economies will provide additional opportunities for growth in the future.

For the year ended December 31, 2021, approximately 41% of our Net sales were derived from the Americas, 30% from Europe and the remainder from other countries.

Our principal markets as a whole outside the United States are Europe, Asia, South America, and the Middle East. For the year ended December 31, 2021, approximately 78% of our Net sales were derived from locations outside of the United States, with approximately 51% in emerging markets.

Our international operations subject us to certain risks. For a discussion of risks related to our international operations, please refer to “Risk Factors—Risks Related to Our Business.”

Research and Development

Our research and development activities focus on innovation; developing new products, software and services, as well as the enhancement of existing products with the latest technology and updated designs; creating new applications for existing products; lowering the cost of manufacturing our existing products; and, redesigning existing product lines to increase efficiency, improve durability, enhance performance and usability.

Research and development expense was $39.7 million, $34.8 million and $32.2 million in 2021, 2020 and 2019, respectively. Amounts do not include development and application engineering costs incurred in conjunction with fulfilling customer orders and executing customer projects, nor do they include costs related to securing third party product rights. We expect to continue making significant expenditures for research and development to maintain and improve our competitive positions.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual provisions to protect our intellectual property both in the U.S. and around the world for our business. Although we highlight recent additions to our patent portfolio as part of our marketing efforts, we do not consider any one patent or trademark or any group thereof essential to our business as a whole or to any of our business operations. We also rely on proprietary product knowledge and manufacturing processes in our operations. We do not rely solely on our patents and other intellectual property rights to maintain our competitive position. We believe that the development and marketing of new products and improvement of existing ones is, and will continue to be, more important to our competitive position than relying solely on existing products and intellectual property.

Raw Materials

We obtain raw materials, component parts and supplies from a variety of global sources, generally each from more than one supplier. Our principal raw materials and components for our business are steel, iron, copper and aluminum. We believe that our sources of raw materials are adequate for our needs for the foreseeable future and the loss of any one supplier would not have a material adverse effect on our business or results of operations.

Seasonality

Our European operations typically experience a slowdown during the July, August and December vacation seasons for our business. However, the business impact caused by the COVID-19 pandemic, as well as general economic conditions, may distort the effects of historical seasonality patterns and impact future seasonal variations.

Working Capital

We maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements related to working capital items.

Regulatory Environment

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our businesses must comply with. For a description of risks related to the regulations that our businesses are subject to, please refer to “Risk Factors—Risks Related to Our Business.”

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. Our

Quality, Environmental, and Occupational Health & Safety (“QEHS”) Management Systems apply to all of ESAB’s operations, activities, people, and units globally. We have achieved external certification of our QEHS Management Systems to the ISO 9001, ISO 14001 and ISO 45001 standards for the majority of ESAB’s operations, activities, people, and units globally.

We maintain an Environment, Health & Safety Policy to ensure compliance with all applicable laws and regulations and promote safety and environmental protection as core business values. We are committed to continual improvement of our environment, health and safety management system through assessments, actionable planning and implementation of best practices. We establish objectives and appropriate targets for significant environmental aspects of our business operations and activities including, but not limited to, the reduction of energy and water consumed, and waste minimization.

For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to “Risk Factors—Risks Related to Business.”

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, including:

•

the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, which, among other things, imposes license requirements on the export from the United States of defense articles and defense services (which are items specifically designed or adapted for a military application and/or listed on the United States Munitions List);

•

the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export or re-export of certain dual-use goods, technology and software (which are items that potentially have both commercial and military applications);

•

the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulatory activities of the U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export and import control regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to “Risk Factors—Risks Related to Litigation and Regulatory Compliance—We have done and may continue to do business in countries subject to U.S. sanctions and embargoes. Failure to comply with various sanction and embargo laws may result in enforcement or other regulatory actions” and “Risk Factors—Risks Related to Litigation and Regulatory Compliance—If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions, which could have a material adverse effect on our business, financial condition and results of operations.”

Human Capital Management

As of December 31, 2021, we employed approximately 9,275 persons, of whom approximately 1,164 were employed in the United States and approximately 8,111 were employed outside of the United States. Approximately 2% of associates are covered by collective bargaining agreements with U.S. trade unions. In addition, approximately 48% of our associates are represented by foreign trade unions and work councils in Europe, Asia, Central and South America, Canada, Africa and Australia, which could subject us to arrangements very similar to collective bargaining agreements. We have not experienced any work stoppages or strikes that have had a material adverse impact on operations. We consider our relations with our associates to be good.

At ESAB, we believe that the best team wins. Our growth model is focused in part on acquiring good companies, empowering our talent and using EBX to make them great. Culture and associate development are critical to our success. We are a diverse team of associates around the world. We empower our associates through our culture that is centered on our corporate purpose – “Shaping the Future We Imagine.” We are committed to attracting and developing great talent and rewarding our associates to build and sustain our company. Our internal human capital management programs center on the following processes and objectives: (i) identifying, attracting, developing and enabling talent, (ii) promoting associate engagement and an open feedback culture to foster continuous improvement, (iii) offering competitive compensation and benefit programs to motivate associates and reward performance, (iv) building and supporting inclusion, diversity, and equity initiatives, and (v) protecting the health and safety of all of our associates.

Properties

Our corporate headquarters are located in North Bethesda, Maryland in a facility that we lease. As of December 31, 2021, the Company had a total of four production facilities in the United States, representing a total of 0.6 million and 0.6 million square feet of owned and leased space, respectively, and 31 production facilities outside the United States, representing a total of 7.1 million and 2.0 million square feet of owned and leased space, respectively, in 16 countries in Australia, Europe, Central and South America and Asia.

Company Information

We were organized as a Delaware corporation on May 19, 2021. Our principal executive offices are located at 909 Rose Avenue, 8th Floor, North Bethesda, MD 20852, and our main telephone number at that address is (301) 323-9099. Our corporate website address is www.ESAB.com.

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material adverse effect on our financial position, results of operations or cash flows. With respect to these proceedings, claims and litigation, our management believes that we will either prevail, have adequate insurance coverage or have established appropriate accruals to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adverse to the Company, there could be a material adverse effect on the financial condition, results of operations or cash flow of the Company. Please refer to Note 14 to the audited Combined Financial Statements in this information statement for more information.

Additionally, immediately prior to the consummation of the separation and pursuant to the terms of the separation agreement, Colfax intends to contribute to the Company the stock of its subsidiaries that hold the residual industrial assets and liabilities of its previously divested FH and AGH businesses, which Colfax presented as discontinued operations in its consolidated financial statements. Pursuant to the FH and AGH business divestitures, Colfax and its subsidiaries retained the FH and AGH asbestos related contingencies and insurance coverages and, because Colfax did not retain any of the FH or AGH operating assets subject to the asbestos contingencies, Colfax has classified asbestos related activity as part of income (loss) from discontinued operations.

Certain of the FH and AGH subsidiaries to be contributed to the Company are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured or used with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers and were not manufactured by any of these subsidiaries, nor were the subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained or used asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy. The subsidiaries settle asbestos claims for amounts Colfax considers reasonable given the facts and circumstances of each claim. The annual average settlement payment per asbestos claimant has fluctuated during the past several years. Such fluctuations are likely to continue in the future based upon, among other things, the number and type of claims settled in a particular period and the jurisdictions in which such claims arise. To date, the majority of settled claims have been dismissed for no payment.

Claims activity related to Colfax’s asbestos claims is as follows:

	Year Ended
	2021	2020	2019
	(Number of claims)
Claims unresolved, beginning of period	14,809	16,299	16,417
Claims filed(1)	4,393	4,014	4,486
Claims resolved(2)	(4,643)	(5,504)	(4,604)

Claims unresolved, end of period	14,559	14,809	16,299

	(In dollars)
Average cost of resolved claims(3)	$8,421	$12,055	$9,455

(1)	Claims filed include all asbestos claims for which notification has been received or a file has been opened.
(2)

Claims resolved include all asbestos claims that have been settled, dismissed or that are in the process of being settled or dismissed based upon agreements or understandings in place with counsel for the claimants.

(3)	Excludes claims settled in Mississippi for which the majority of claims have historically been resolved for no payment and insurance recoveries.

Each subsidiary’s future asbestos-related liability costs with regard to pending and future unasserted claims have been projected based upon the Nicholson methodology. The Nicholson methodology is a standard approach used by experts and has been accepted by numerous courts. A liability for asbestos-related costs is recorded for the longest period of time that can reasonably be estimated.

Colfax believes that it can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years and has recorded that liability as its best estimate. While it is reasonably possible that the subsidiaries will incur costs after this period, Colfax does not believe the reasonably possible loss or a range of reasonably possible losses is estimable at the current time. Accordingly, Colfax has not recorded an accrual for any costs which may be paid after the next 15 years. Defense costs associated with asbestos-related liabilities as well as costs incurred related to efforts to recover insurance from the subsidiaries’ insurers are expensed by Colfax as incurred.

Each of the subsidiaries being contributed pursuant to the separation agreement having asbestos related contingencies and insurance coverage has separate insurance coverage acquired prior to Colfax’s ownership of each independent entity. The insurance assets for each subsidiary are evaluated based upon the applicable policy language and allocation methodologies, and law pertaining to the affected subsidiary’s insurance policies.

One of our subsidiaries was notified in 2010 by the primary and umbrella carrier who had been fully defending and indemnifying the subsidiary for 20 years that the limits of liability of its primary and umbrella layer policies had been exhausted. The subsidiary has sought coverage from certain excess layer insurers whose coverage obligations were disputed in Delaware state court, and were the subject of various rulings, including a September 12, 2016 ruling on certain appealed issues by the Delaware Supreme Court. This litigation confirmed that asbestos-related costs should be allocated among excess insurers using an “all sums” allocation (which allows an insured to collect all sums paid in connection with a claim from any insurer whose policy is triggered, up to the policy’s applicable limits), that the subsidiary has the right to access coverage available under excess insurance policies purchased by a former owner of the business, and that the subsidiary has a right to immediately access the excess layer policies. Further, the Delaware Supreme Court ruled in the subsidiary’s favor on a “trigger of coverage” issue, holding that every policy in place during or after the date of a claimant’s first significant exposure to asbestos was “triggered” and potentially could be accessed to cover that claimant’s claim. The Court also largely affirmed but reversed in part some of the prior lower court rulings on defense obligations and whether payment of defense costs erode policy limits or are payable in addition to policy limits. Final judgment in the case was entered in 2021.

Based upon these rulings, it is currently estimated that the FH subsidiary’s future expected recovery percentage is 90.4% of asbestos-related costs, with the FH subsidiary expected to be responsible for 9.6% of its future asbestos-related costs.

Since approximately mid-2011, Colfax had funded $174.8 million of the FH subsidiary’s asbestos-related defense and indemnity costs through December 31, 2021, which it has recovered or expects to recover from insurers. Based on the above-referenced court rulings, Colfax requested that its insurers reimburse all of the $94.9 million that remained outstanding at the time of the ruling, and Colfax currently has received substantially all of that amount. The FH subsidiary also has requested that certain excess insurers provide ongoing coverage for future asbestos-related defense and/or indemnity costs. To the extent any disagreements concerning excess insurers’ payment obligations under the Delaware Supreme Court’s rulings remain, they are expected to be resolved by court action. In the interim, the cash funding for future asbestos-related defense and indemnity costs for which reimbursement is ultimately expected from insurers could range up to $10 million per quarter.

In 2003, another FH subsidiary filed a lawsuit against a large number of its insurers and its former parent to resolve a variety of disputes concerning insurance for asbestos-related bodily injury claims asserted against it. Court rulings in 2007 and 2009 clarified the insurers allocation methodology as mandated by the New Jersey courts, the allocation calculation related to amounts currently due from insurers, and amounts Colfax expects to be reimbursed for asbestos-related costs incurred in future periods. A final judgment at the trial court level was rendered in 2011 and confirmed by the Appellate Division in 2014. In 2015, the New Jersey Supreme Court refused to grant certification of the appeals, effectively ending the matter. Based upon this ruling, this FH subsidiary is expected to be responsible for 26.8% of all future projected asbestos-related costs. Colfax’s Consolidated Balance Sheets included the following amounts related to asbestos-related litigation:

	December 31,
	2021	2020
	(In thousands)
Long-term asbestos insurance asset	$231,900	$232,712
Long-term asbestos insurance receivable	15,421	31,815
Accrued asbestos liability	30,572	41,626
Long-term asbestos liability	261,779	253,144

The asbestos analyses are based on currently known facts and a number of assumptions. However, projecting future events, such as new claims to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers, the method in which losses will be allocated to the various insurance policies, interpretation of the effect on coverage of various policy terms and limits and their interrelationships, the continuing solvency of various insurance companies and the collectability of claims tendered, the amount of remaining insurance available, as well as the numerous uncertainties inherent in asbestos litigation could cause the actual liabilities and insurance recoveries to be higher or lower than those projected or recorded which could materially affect the Company’s financial condition, results of operations or cash flow.

In connection with the separation, we have agreed to indemnify Colfax for, among other things, the retained asbestos-related contingencies and liabilities related to the FH and AGH businesses.

Please refer to the sections titled “Risk Factors—Risks Related to Litigation and Regulatory Compliance—Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of certain subsidiaries could be different than current estimates, which could materially and adversely affect our business, financial condition and results of operations,” “Risk Factors—Risks Related to the Separation and Our Relationship with Enovis—Potential indemnification obligations to Colfax pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows,” and “Certain Relationships and Related Person Transactions—Agreements with Enovis” in this information statement for more information.

MANAGEMENT

Executive Officers

The following table sets forth information, as of March 1, 2022, with respect to the individuals who serve as our executive officers, including their positions, and is followed by a biography of each such individual.

Name	Age	Position
Shyam P. Kambeyanda	51	President, Chief Executive Officer and Director Nominee
Kevin Johnson	46	Chief Financial Officer
Olivier Biebuyck	51	President, EMEA
Larry Coble	52	Senior Vice President, EBX and Supply Chain
Michele Campion	45	Chief Human Resources Officer
Curtis Jewell	40	Senior Vice President, General Counsel and Corporate Secretary
Vusa Mlingo	52	Senior Vice President, Strategy and Business Development

Shyam P. Kambeyanda has been Executive Vice President of Colfax since December 2019 and President and Chief Executive Officer of ESAB since May 2016. Mr. Kambeyanda will serve as a member of our Board commencing immediately upon completion of the distribution. As the leader of ESAB, Mr. Kambeyanda has overseen the growth of the fabrication technology business, expanding ESAB’s global operations, improving financial performance and driving EBX throughout the business. Prior to joining Colfax, Mr. Kambeyanda most recently served as the President Americas for Eaton Corporation’s Hydraulics Group. Mr. Kambeyanda joined Eaton in 1995 and held a variety of positions of increasing responsibility in engineering, quality, e-commerce, product strategy, and operations management in the U.S., Mexico, Europe and Asia. Mr. Kambeyanda maintains a keen international perspective on driving growth and business development in emerging markets. Mr. Kambeyanda holds bachelor’s degrees in Physics and General Science from Coe College in Iowa and in Electrical Engineering from Iowa State University. Mr. Kambeyanda also earned his M.B.A from Kellogg School of Management at Northwestern University and is a Six Sigma Green Belt. Mr. Kambeyanda’s day-to-day leadership of ESAB, combined with his significant international business experience and familiarity with EBX, will give the Board an invaluable Company-focused perspective supplemented by his global operational expertise.

Kevin Johnson has been Chief Financial Officer of ESAB since May 2019. From 2017 to 2019, he served as Vice President, Finance, of Colfax, where his responsibilities included leading investor relations, financial planning and analysis and supporting acquisition diligence and integration. Prior to that, Mr. Johnson held a number of senior finance and system implementation roles at Colfax companies from 2001 to 2017, during which time he gained extensive global experience in roles of increasing responsibility including as Chief Financial Officer for Howden Africa, a South African publicly-listed company. Mr. Johnson is qualified as a CPA in Australia and holds an undergraduate degree (BSSc) from Queens University, Northern Ireland, a master’s degree in accounting (MAcc) from Macquarie University, Australia, and an M.B.A. from Hasselt University, Belgium.

Olivier Biebuyck has been President, EMEA of ESAB since April 2021. Mr. Biebuyck joined ESAB in May 2017 as VP/GM of ESAB’s filler metals business and also served in senior global positions prior to his current role. Before joining ESAB, Mr. Biebuyck was an executive at Honeywell where he served as VP/GM of Honeywell Electronics Materials from July 2015 until April 2017 after being the Chief Marketing Officer of Honeywell Process Solutions from 2013 to 2015. Prior to that, Mr. Biebuyck was an executive at Lafarge where he held several P&L leadership roles and a senior management consultant with McKinsey & Company. Mr. Biebuyck holds a master’s degree in commercial engineering from the Solvay Business School at the Brussels University in Belgium.

Larry Coble has been Senior Vice President, EBX and Supply Chain, of ESAB since October 2017. Before joining ESAB, Mr. Coble held leadership, consulting and general management roles at McKinsey & Co., Cooper Industries, SunGard Data Systems and LLR Partners, most recently serving as Managing Director, Operational

Excellence, at LLR Partners from June 2014 to October 2017. Mr. Coble holds a B.S. in mechanical engineering from Duke University and an MBA from Harvard Business School.

Michele Campion has been Vice President, Human Resources of ESAB since September 2020 and will be ESAB’s Chief Human Resources Officer commencing immediately upon completion of the distribution. Ms. Campion leads ESAB’s global human resources strategy in partnership with the executive team. Prior to joining ESAB, she served as Vice President, Human Resources at Under Armour, Inc. from November 2014 to September 2020. She also held a variety of roles of increasing responsibility in human resources at McCormick & Co., BP, International Partnership for Microbicides and Areas Global TB Vaccine Foundation. Ms. Campion earned a bachelor’s degree in Biology from University of Pittsburgh at Johnstown and an M.S. degree in Biotechnology with a concentration in Biotech Enterprise from Johns Hopkins University.

Curtis Jewell has been General Counsel of ESAB Corporation since January 2020 and will be appointed its Senior Vice President and Corporate Secretary commencing immediately upon completion of the distribution. He has significant experience leading legal teams through complex acquisitions and cross-border initiatives while driving process improvement. Prior to his appointment at ESAB, he was the Corporate Secretary of Colfax Corporation, where he held roles of increasing responsibility since joining in February 2011. Before joining Colfax, Mr. Jewell was in private practice at Hogan Lovells LLP, where he focused on securities law and corporate governance, mergers and acquisitions, and capital market transactions. He began his legal career at Schulte Roth & Zabel LLP in New York. Mr. Jewell earned his bachelor’s degree in Philosophy and Political Science from Washington University in St. Louis, and his law degree from The University of Pennsylvania Carey Law School, where he also received a Certificate in Business and Public Policy from The Wharton School.

Vusa Mlingo has been the Senior Vice President, Strategy and Business Development of ESAB Corporation since January 2022. Mr. Mlingo oversees ESAB’s strategic planning, market and growth opportunity assessments, and ESAB’s global acquisition pipeline. Prior to ESAB, Mr. Mlingo served as Vice President of Corporate Development & Strategy at SPX FLOW, Inc., a leading provider of process solution components and systems, from April 2019 to January 2022 and previously led the company’s mergers and acquisitions as Vice President of Business Development from March 2018 to April 2019. From 2006 to March 2019, Mr. Mlingo worked for Ingersoll Rand, where he served in various roles of increasing responsibility within corporate development and strategy, product management, and capital markets. Mr. Mlingo holds a bachelor’s degree with Honors from the University of Zimbabwe and an MBA from Howard University.

Board of Directors Following the Distribution

The following table sets forth information, as of March 1, 2022, with respect to the individuals who are expected, as of the date of this information statement, to serve on the Board following the completion of the distribution, and is followed by a biography of each such individual. Additional directors of the Company will be identified prior to completion of the distribution, and the names and biographies of such additional persons will be provided in subsequent amendments to this information statement.

Name	Age	Position
Shyam P. Kambeyanda	51	President, Chief Executive Officer and Director Nominee
Mitchell P. Rales	65	Chairman; Director Nominee
Christopher M. Hix	59	Director
Patrick W. Allender	75	Director Nominee
Didier Teirlinck	65	Director Nominee
Rajiv Vinnakota	50	Director Nominee
Rhonda L. Jordan	64	Director Nominee
Robert S. Lutz	64	Director Nominee
Stephanie M. Phillipps	69	Director Nominee

The biography of Shyam Kambeyanda is set forth under the section entitled “—Executive Officers.”

Mitchell P. Rales is a co-founder of Colfax and has served as a director of Colfax since its founding in 1995. He is currently the Chairman of the Colfax Board and is expected to continue to serve as Chairman of the Colfax Board following completion of the distribution. Mr. Rales is a co-founder and has served as a member of the board of directors of Danaher Corporation, a global science and technology company, since 1983 and as Chairman of Danaher’s Executive Committee since 1984, and served as a member of the board of directors of Fortive Corporation, a diversified industrial growth company that was spun off from Danaher in 2016, from 2016 to June 2021. He has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities for over 25 years. Mr. Rales was instrumental in the founding of Colfax and has played a key leadership role on the Colfax Board since that time. He helped create the Danaher Business System, on which EBX is modeled, and has provided critical strategic guidance to Colfax during its development and growth. In addition, as a result of Mr. Rales’ substantial ownership stake in Colfax, he is well-positioned to understand, articulate and advocate for the rights and interests of ESAB’s stockholders.

Christopher M. Hix has been Executive Vice President, Finance, Chief Financial Officer of Colfax since December 2019 and prior to such position served as Senior Vice President, Finance, of Colfax since July 2016. Mr. Hix is expected to serve as a member of our Board upon completion of the distribution. Prior to joining Colfax, Mr. Hix was the Chief Financial Officer of OM Group, Inc., a global, publicly-listed diversified industrial company from 2012 until the company’s acquisition in late 2015. Previously, Mr. Hix was the Chief Financial Officer of Robbins & Myers, a diversified industrial company, from 2006 to 2011, a period of significant expansion and business portfolio changes. Prior to that, Mr. Hix spent 13 years in a variety of operating, financial and strategic roles within Roper Industries (now Roper Technologies), a global, diversified industrial and technology company that underwent rapid growth and transitioned from private to public ownership. Mr. Hix earned his M.B.A. from St. Mary’s College of California and his B.S. in Business Administration from the University of Southern California. Mr. Hix’s experience as the Chief Financial Officer of publicly traded companies, including Colfax, provides him with substantial expertise in financial reporting and risk management. In addition, his familiarity with EBX provides targeted insight on the nature of ESAB’s operations to our Board.

Patrick W. Allender has served as a director of Colfax since May 13, 2008. Mr. Allender is expected to serve as a member of our Board commencing immediately prior to the commencement of the “when issued” trading market for our common stock on the NYSE. He is the former Executive Vice President and Chief Financial Officer of Danaher Corporation, where he served from 1987 until his retirement in 2007. Prior to joining Danaher, Mr. Allender was an audit partner with a large international accounting firm. Mr. Allender is a director of Brady Corporation, where he is a member of the audit and corporate governance committees and the chairman of the finance committee. Mr. Allender’s prior experience as the Chief Financial Officer of a publicly traded company provides him with substantial expertise in financial reporting and risk management. In addition, his familiarity with EBX provides targeted insight on the nature of ESAB’s operations to our Board.

Didier Teirlinck has served as a director of Colfax since September 18, 2017. Mr. Teirlinck is expected to serve as a member of our Board commencing immediately upon completion of the distribution. He retired from Ingersoll Rand, a diversified industrial manufacturing company, in September 2018. He has been a strategic advisor to the CEO of Ingersoll Rand since 2017, and previously served from November 2013 as executive vice president for Ingersoll Rand’s Climate segment, overseeing climate businesses around the world and enhancing competitive position and market share. After joining Ingersoll Rand in 2005, Mr. Teirlinck served as president of Climate Control in Europe before becoming President of the global Climate Solutions sector in 2009. Before joining Ingersoll Rand, he was President of Volvo Construction Equipment’s Compact Business Line worldwide and was previously general manager of DANISCO Flexible Group for southern Europe. Mr. Teirlinck’s international operating history and wealth of knowledge in the climate sector brings key geographic and market experience to our Board.

Rajiv Vinnakota has served as a director of Colfax since May 13, 2008. Mr. Vinnakota is expected to serve as a member of our Board commencing immediately upon completion of the distribution. Since July 2019, he has served as President of the Institute for Citizens & Scholars (formerly the Woodrow Wilson National Fellowship Foundation), a 75 year-old non-profit organization that has played a significant role in shaping higher education. With an expanded mission, Citizens & Scholars is now rebuilding how we develop citizens in our country. From

2015 to September 2018 he was an Executive Vice-President at the Aspen Institute, leading a division focused on youth and engagement. Prior to this role, Mr. Vinnakota was the Co-Founder and Chief Executive Officer of The SEED Foundation, a non-profit educational organization, at which he served from 1997 to 2015. Mr. Vinnakota was the chairman of The SEED Foundation board from 1997 until 2006. Prior to co-founding SEED, Mr. Vinnakota was an associate at Mercer Management Consulting. He was also a trustee of Princeton University from 2004 until 2007 and a member of the Executive Committee of the Princeton University board of directors from 2006 to 2007, and he served as the national chairman of Annual Giving at Princeton from 2007 until 2009. Mr. Vinnakota’s management experience, combined with his experience in the non-profit sector, brings a valuable perspective to our Board.

Rhonda L. Jordan has served as a director of Colfax since February 17, 2009. Ms. Jordan is expected to serve as a member of our Board commencing immediately upon completion of the distribution. She served as President, Global Health & Wellness, and Sustainability for Kraft Foods Inc. until 2012 and in that role led the development of Kraft’s health & wellness and sustainability strategies and plans for the company, including marketing, product development, technology, alliances and acquisitions. Prior to being named President, Health & Wellness in 2010, she was the President of the Cheese and Dairy business unit of Kraft. From 2006 to 2008 she served as the President of the Grocery business unit of Kraft and from 2004 to 2005 she was the Senior Vice President, Global Marketing of Kraft Cheese and Dairy. Ms. Jordan is a director of Ingredion Incorporated, where she is chair of the compensation committee, and the private companies Bush Brothers & Company and G&L Holdings. Ms. Jordan’s management and operations experience within a large, global corporation gives her an important strategic voice in Board deliberations, and her knowledge and decision making with respect to business unit development and sustainable top-line performance makes her a valued member of our Board.

Robert S. Lutz is expected to serve as a member of our Board commencing immediately upon completion of the distribution. Mr. Lutz has been with Danaher Corporation, a global science and technology company, since 2002 and has served as its Senior Vice President, Finance since January 2022 in an advisory role to Danaher’s global finance organization. Prior to this role, Mr. Lutz served as Danaher’s Chief Accounting Officer from March 2003 through December 2021. In that role, Mr. Lutz was responsible for Danaher’s internal and external financial reporting as well as Danaher’s maintenance of internal controls. Prior to being named Chief Accounting Officer, Mr. Lutz was Vice President, Audit & Reporting at Danaher from 2002 to March 2003. Prior to joining Danaher, Mr. Lutz held various positions, including partner, for more than 20 years at Arthur Andersen LLP. Mr. Lutz’s experience leading the accounting operations and financial reporting functions of a global, multi-industry publicly traded company as well as his deep experience with the Danaher Business System is expected to bring a valuable perspective to our Board.

Stephanie M. Phillipps is expected to serve as a member of our Board commencing immediately upon completion of the distribution. Ms. Phillipps was a partner at Arnold & Porter, an international law firm, from 1984 until her retirement in 2019. While at Arnold & Porter, Ms. Phillipps advised wireless, cable, satellite, media, and internet service providers on a broad range of transactions, mergers and acquisitions, and regulatory issues. She also advised clients on real estate and corporate governance issues. Since January 2021, she has served on the board of directors and nominating and corporate governance committee of Empowerment and Inclusion Capital I Corp., a blank check company with a mission to acquire a company or a business focused on delivering products, solutions or services that benefit society. Ms. Phillipps also currently serves as a senior advisor to Grain Management LLC, Treasurer and board member of the Clara Elizabeth Jackson Carter Foundation, co-founder and board member of the Harvard Law School Black Alumni Network, board member of The Ellington Fund, and founder and Chief Executive Officer of Genkast LLC. Ms. Phillipps’s ability to comprehend dynamic business models as well as her substantial experience with corporate governance, mergers and acquisitions and regulatory issues is expected to offer key insights to our Board.

Composition of Board

Upon completion of the distribution, our Board is expected to consist of nine members.

Our amended and restated certificate of incorporation will provide that our Board will initially be divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. The class I directors, whose terms will expire at the first annual meeting of our stockholders following the completion of the distribution, will be Mr. Rales, Ms. Phillipps and Mr. Teirlinck. The class II directors, whose terms will expire at the second annual meeting of our stockholders following the completion of the distribution, will be Mr. Allender, Ms. Jordan and Mr. Hix. The class III directors, whose terms will expire at the third annual meeting of our stockholders following the completion of the distribution, will be Mr. Kambeyanda, Mr. Vinnakota and Mr. Lutz. Our Board will transition to an annually elected board through a gradual phase-out such that by 2026 all of our directors will stand for election each year for one year terms, and our Board will no longer be divided into three classes.

Director Independence

The Board has determined that each of Ms. Jordan, Ms. Phillipps and Messrs. Rales, Allender, Lutz, Teirlinck and Vinnakota are independent directors under the applicable rules of the NYSE.

The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Effective immediately prior to the commencement of “when issued” trading of shares of common stock on the NYSE, the Board will have a standing Audit Committee, and effective upon the completion of the separation, the Board will have a standing Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. The initial members of the Audit Committee will be Messrs. Allender, Lutz and Teirlinck, and Mr. Allender will serve as chair of the Audit Committee. The Board has determined that Messrs. Allender and Lutz are each an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Board has determined that Messrs. Allender, Lutz and Teirlinck are independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act. Rule 10A-3 of the Exchange Act and the NYSE rules require that our Audit Committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this information statement and be composed entirely of independent members within one year of the date of this information statement. The Audit Committee may meet in executive session, without the presence of management, and will report to the Board on its actions and recommendations at each regularly scheduled Board meeting. The Audit Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. The Audit Committee will also be responsible for reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

Compensation Committee. The initial members of the Compensation Committee will be Ms. Jordan, Ms. Phillipps and Mr. Vinnakota, and Ms. Jordan will serve as chair of the Compensation Committee. The Board has determined that Ms. Jordan, Ms. Phillipps and Mr.Vinnakota are independent, as defined by the rules of the NYSE and Section 10C(a) of the Exchange Act. In addition, we expect that Ms. Jordan, Ms. Phillipps and Mr. Vinnakota will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation Committee will discharge the Board’s responsibilities relating to the compensation of our executive officers, including setting goals and objectives for, evaluating the performance of, and approving the compensation paid to, our executive officers. The Compensation Committee will be responsible, among its other duties and responsibilities, for determining and approving the compensation and benefits of our Chief Executive Officer and other executive officers, monitoring compensation arrangements applicable to our Chief Executive Officer and other executive officers in light of their performance, effectiveness and other relevant considerations and adopting and administering our equity and incentive plans.

Nominating and Corporate Governance Committee. The initial members of the Nominating and Corporate Governance Committee will be Ms. Jordan and Messrs. Vinnakota and Allender. Mr. Vinnakota will serve as Chair of the Nominating and Corporate Governance Committee. The Board has determined that Ms. Jordan and Messrs. Vinnakota and Allender are independent, as defined by the rules of the NYSE. The Nominating and Corporate Governance Committee will be responsible for recommending candidates for election to the Board. In making its recommendations, the committee will review a candidate’s qualifications and any potential conflicts of interest and assess contributions of current directors in connection with his or her re-nomination. The committee will also be responsible, among its other duties and responsibilities, for making recommendations to the Board or otherwise acting with respect to corporate governance policies and practices, including Board size and membership qualifications, new director orientation, committee structure and membership, related person transactions, and communications with stockholders and other interested parties. The Nominating and Corporate Governance Committee will also be responsible for reviewing the Company’s undertakings with respect to environmental, social, and governance matters, including the Company’s role as a corporate citizen and the Company’s policies and programs relating to health, safety and sustainability matters.

The Board is expected to adopt a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters will be posted on our website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2021, we were not a separate or independent company and did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation for that fiscal year of those who will serve as our executive officers were made by Colfax, as described in the section of this information statement captioned “Executive and Director Compensation.”

Corporate Governance

Stockholder Nominations

Our amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board. We expect that the Board will adopt a policy concerning the evaluation of stockholder recommendations of Board candidates by the Nominating and Corporate Governance Committee.

Corporate Governance Guidelines

The Board is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be regularly reevaluated by the Nominating and Corporate Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders. These guidelines will cover, among other things, the composition and certain functions of the Board and its committees, executive sessions, Board responsibilities, expectations for directors, director orientation and continuing education, and our policy prohibiting pledging. A copy of our corporate governance guidelines will be posted on our website.

Director Qualification Standards

The Nominating and Corporate Governance Committee will consider, among other things, the following criteria in selecting and reviewing director nominees:

•	personal and professional integrity;

•	skills, business experience and industry knowledge useful to the oversight of the Company based on the perceived needs of the Company and the Board at any given time;

•	the ability and willingness to devote the required amount of time to the Company’s affairs, including attendance at Board and committee meetings;

•	the interest, capacity and willingness to serve the long-term interests of the Company and its stockholders;

•	age and diversity of a candidate, including diversity of background, experiences and skills, in the context of the needs of the Board; and

•	the lack of any personal or professional relationships that would adversely affect a candidate’s ability to serve the best interests of the Company and its stockholders.

The Nominating and Corporate Governance Committee will also review in accordance with its charter, among other qualifications, the perspective, broad business judgment and leadership, business creativity and vision, and diversity of potential directors, all in the context of the needs of the Board at that time. We believe that Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity, and we seek independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions.

The Nominating and Corporate Governance Committee will be responsible for considering candidates for Board membership suggested by its members and other Board members, as well as by management and stockholders. The Nominating and Corporate Governance Committee may also use outside consultants to assist in identifying candidates and may use third-party recruiters to identify and provide background information on possible candidates. The Nominating and Corporate Governance Committee will also be responsible for assessing whether a candidate may qualify as an independent director. Each possible candidate will be discussed and evaluated in detail before being recommended to the Board. The Nominating and Corporate Governance Committee will utilize the same criteria for evaluating candidates regardless of the source of the referral.

Stockholders may nominate persons to be elected as directors and, as noted above, may suggest candidates for consideration by the Nominating and Corporate Governance Committee. If a stockholder wishes to suggest a person to the Nominating and Corporate Governance Committee for consideration as a director candidate, he or she must provide the same information as required of a stockholder who intends to nominate a director pursuant to the procedures described under “—Corporate Governance—Stockholder Nominations.”

Board’s Role in Risk Oversight

The Board will maintain responsibility for oversight of risks that may affect the Company. The Board will discharge this duty primarily through its standing committees and also considers risk in its strategic planning for the Company and in its consideration of acquisitions. The Board will engage in discussions about risk at each quarterly meeting, where it will receive reports from its committees, as applicable, about the risk oversight activities within their respective areas of responsibility. Specifically, the Audit Committee will (i) receive reports from and discuss with management, our internal audit team, and our independent registered public accounting firm all major risk exposures (whether financial, operating or otherwise), (ii) review the Company’s policies with respect to risk assessment and enterprise risk management, including with respect to cybersecurity risks, and (iii) oversee compliance with legal and regulatory requirements and our ethics program, including our Code of Ethics (as defined below). In addition, the Nominating and Corporate Governance Committee will oversee the corporate governance principles and governance structures that contribute to successful risk oversight and management, including with respect to environmental, social and governance matters. The Compensation Committee will oversee certain risks associated with compensation policies and practices.

Code of Business Conduct and Ethics

In connection with the separation, we will adopt a Code of Business Conduct and Ethics (the “Code of Ethics”) that is applicable to all directors, officers and employees of the Company. The Code of Ethics will set forth Company policies, expectations and procedures on a number of topics, including but not limited to conflicts of interest, compliance with laws, rules and regulations (including insider trading laws), honesty and ethical conduct, and quality. The Code of Ethics will also set forth procedures for reporting violations of the Code of Ethics and investigations thereof. If the Board grants any waivers from our Code of Ethics to any of our directors or executive officers, or if we amend our Code of Ethics, we will, if required, disclose these matters through our website within four business days following such waiver or amendment. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, our Board will establish a process for stockholders and interested parties to communicate with the Board and to report complaints or concerns relating to our accounting, internal accounting controls or auditing matters. Complaints or concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.

Website Disclosure

The Corporate Governance Guidelines and Code of Ethics are available on our corporate website, www.ESAB.com.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Named Executive Officers

For purposes of this information statement, our executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom we refer to as our named executive officers (“NEOs”) are:

Name	Title
Shyam P. Kambeyanda	President and Chief Executive Officer
Kevin Johnson	Chief Financial Officer
Olivier Biebuyck	President, EMEA
Larry Coble	Senior Vice President, EBX and Supply Chain
Curtis Jewell	General Counsel

Immediately prior to the distribution, we will be a wholly owned subsidiary of Colfax. As a result, this Compensation Discussion and Analysis refers to decisions made by Colfax and its Compensation Committee and the compensation program and philosophy of Colfax in 2021. Following the distribution, our Board will form its own Compensation Committee, and it may choose to implement different compensation programs for our executive officers.

Mr. Kambeyanda has served as our President and Chief Executive Officer since May 2016 and was a named executive officer for Colfax during 2020. Mr. Johnson has served as our Chief Financial Officer since May 2019. Messrs. Biebuyck and Coble have each served in executive roles with ESAB since 2017. Mr. Jewell has served in an executive role with ESAB since 2020.

Colfax Compensation Philosophy and Guiding Principles

Colfax’s executive compensation approach links compensation to company and individual performance while aligning the long-term interests of management and stockholders. Colfax strives to create a compensation program for its associates, including its executives, that provides a compelling and engaging opportunity to attract, retain and motivate the best talent. Colfax believes that its compensation programs motivate performance-driven leadership that is aligned to achieve its financial and strategic objectives with the intention to deliver superior long-term returns to its stockholders. Utilizing this philosophy, the executive compensation program has been designed to:

Link rewards to performance and foster a team-based approach	Each executive has clear performance expectations and must contribute to overall success rather than solely to objectives within his or her primary area of responsibility.
Align the performance responsibilities of executives with the long-term interests of stockholders	Colfax’s program emphasizes long-term stockholder value creation by using predominantly stock options and restricted stock units (including performance-based restricted stock units), in combination with a stock ownership policy, to deliver long-term compensation incentives while minimizing risk-taking behaviors that could negatively affect long-term results.
Provide transparency through simplicity of design and practices	Colfax provides three main elements in its compensation program–base salary, annual incentive cash bonuses, and long-term incentives–with an appropriate blend of purposes and incentives linked to easily understood objectives, as described below under “—Components of 2021 Executive Compensation Program.”

Colfax Executive Compensation Program

Colfax’s executive compensation program includes elements designed to align executive pay with company objectives and long-term stockholder returns, including the use of PRSU grants to our CEO that are entirely based on relative Total Stockholder Return of Colfax.

Colfax’s 2021 executive compensation structure consisted of three core compensation elements–base salary, an annual cash bonus, and long-term incentives. The total compensation package is intended to create an appropriate mix of compensation designed to attract, incentivize, and retain its executives. The following table summarizes the core elements of Colfax’s 2021 executive compensation program:

Element of Compensation	Purpose/Description	Form/Timing of Payout
Base Salary	Established at a competitive level to attract and retain executive talent. Provides a base level of compensation that is not at risk to avoid fluctuations in compensation that could distract executives from the performance of their responsibilities.	Paid in cash throughout the year.
Annual Incentive Plan (“AIP”)	Variable compensation that rewards executive officers for achievement of critical annual operational and financial performance goals by Colfax or respective business units, and recognizes the executive’s individual performance during the year.	Paid in cash after the year has ended and performance has been measured. See “—Components of 2021 Executive Compensation Program—Annual Incentive Plan” below for further detail.
Long-Term Incentive Plan	Variable compensation that aligns the rewards of executives with the interests of stockholders to encourage actions and long-term prioritization that Colfax believes will increase stockholder value by generating sustained and superior operational and financial performance over an extended period of time.	See “—Components of 2021 Executive Compensation Program—Long-Term Incentives” below for further detail.

Determination of Executive Compensation and Performance Criteria

Colfax’s executive compensation program is based on the philosophy and design outlined above with a focus on exceptional performance and continuous improvement from its management team. Within this framework, Colfax’s Compensation Committee exercises its reasoned business judgment in making executive compensation decisions and reviewing compensation guidelines established for ESAB executives by Colfax management. This process includes taking into account recommendations by Colfax’s Chief Executive Officer with respect to the compensation of Mr. Kambeyanda, as well as oversight of Colfax management’s implementation of ESAB’s executive compensation structure. Some of the factors that generally are referenced when making executive compensation decisions, none of which is assigned a particular weight, are as follows:

•	the nature of the executive’s position;

•	Colfax’s Compensation Committee’s assessment of pay levels and practices for executives with the skills and experience that the executives possess;

•	the experience and performance record of the executive;

•	Colfax’s and its business unit’s operational and financial performance;

•	the executive’s leadership potential;

•	ESAB’s current compensation policies and performance; and

•	the retention value of Colfax’s compensation program over time.

Further, a percentage of compensation under Colfax’s Annual Incentive Plan is determined by the achievement of annual performance criteria based on Colfax Board-approved financial and operational goals for the fiscal year. These goals are then incorporated into the metrics set for the Annual Incentive Plan, as further discussed below under “—Components of 2021 Executive Compensation Program—Annual Incentive Plan—Bonus Calculation and Payment—Financial and Operational Metrics and 2021 Performance Results.” Colfax believes that this link to its Board-established corporate and business goals reinforces alignment and incentivizes breakthrough results both at the business-unit and company-wide levels.

Components of 2021 Executive Compensation Program

Base Salary

Base salaries are designed to provide compensation that is market competitive to attract the best qualified individuals and retain senior management. Base salaries are established at an executive’s hire and generally reviewed annually for potential increases. Colfax’s Compensation Committee set the salary level for Mr. Kambeyanda based on its assessment of his role and responsibilities and the results of his individual performance assessment, combined with perspective from competitive compensation data prepared by FW Cook and the committee’s reasoned business judgment. In consultation with Colfax’s CEO, Mr. Kambeyanda undertook a similar analysis in setting the salary levels for Messrs. Johnson, Biebuyck, Coble and Jewell. A comparison of base salary levels as of December 31, 2021 and 2020 is set forth below:

Named Executive Officer	2020 Annual Base Salary*	2021 Annual Base Salary	Percentage Increase
Mr. Kambeyanda	$625,000	$700,000	12%
Mr. Johnson	$360,000	$380,000	6%
Mr. Biebuyck	$380,808	$430,000	13%
Mr. Coble	$350,200	$375,000	7%
Mr. Jewell	$330,000	$339,900	3%

*	2020 Annual Salary does not reflect the voluntary reductions for Q2 and for Q3. See the Summary Compensation Table for the actual salary received for each executive in 2020.

Annual Incentive Plan

The goal of Colfax’s AIP is to reward executives for achievement in key areas of company operational and financial performance as well as each executive’s individual contributions to company success. Each NEO was eligible to receive a cash incentive payment that is expressed as a percentage of the executive’s base salary (i.e., “target bonus”) under Colfax’s Annual Incentive Plan. Performance measures include corporate and individual performance factor (“IPF”) against pre-determined financial and operational metrics, in the case of Mr. Kambeyanda, approved by Colfax’s Compensation Committee and, in the case of each other NEO, approved by our CEO in consultation with Colfax’s CEO.

These performance metrics reflect both Colfax-wide and business-specific performance targets resulting in a company performance factor (“CPF”). The CPF for Mr. Kambeyanda in 2021 was a weighted average consisting of 70% ESAB Global performance and 30% Colfax corporate performance. For Messrs. Johnson, Biebuyck, Coble and Jewell, the CPF consisted of 100% ESAB Global performance measures. The amount payable under the AIP can be adjusted upward or downward based on the IPF, which is linked to specific, individualized business goals. Actual bonus amounts are determined following completion of the performance year and are based on performance relative to these pre-established business and individual goals using the following formulas:

Executives can achieve a payout percentage of their target bonus ranging from zero for below-threshold performance to a threshold of 50% to a maximum of 200%, with 100% target goal achievement resulting in 100% payout of the individual’s target bonus for that performance metric, based on the extent to which objective pre-established financial and operational performance goals are achieved.

The total amount earned is subject to adjustment based on individual achievement as measured by an IPF. The IPF is a multiplier that ranges from 0 to 1.5 (subject to an overall payout cap of 250% of the target bonus). The IPF rating is based on individual performance against pre-established objectives and the embodiment of Colfax’s core values and behaviors. The IPF and key performance indicators include both financial and non-financial company objectives over which the executive has primary control.

Detail regarding the individual components of these formulas for fiscal year 2021, including a calculation of the payout percentages and description of the IPF component, follows below.

Key Executive Team Achievements

•	Industry leading total recordable incident rate (“TRIR”) of 0.33; a 2.9% improvement from prior year

•	Continued leadership focus in navigating the COVID-19 pandemic, prioritizing the health and safety of our associates while ensuring continuity of supply to our customers

•	Delivered strong revenue and profit growth through the course of the year in a continued challenging environment

•	Excellent cash flow management, ending the year with strong cash conversion

•	Continued to outperform peers in organic growth and margin improvements

•

Sustained focus on innovation, resulting in the introduction of 100 new products into the market, as well as increased market penetration in the digital space, with strong double digit growth of devices connected to our ESAB Digital Solutions

•	Integrated newly acquired Octopuz software business, strengthening our portfolio in Robotic solutions

•

Strengthened and added to ESAB’s management team to provide a solid foundation for growth and ability to function as a stand-alone public company. In addition we continued to improve associate engagement and enhance diversity, equity and inclusion programs

Bonus Calculation and Payment — Financial and Operational Metrics and 2021 Performance Results

Each NEO’s CPF financial targets were based on ESAB’s net sales (as adjusted), adjusted EBITA, and modified cash conversion. Additionally, 30% of Mr. Kambeyanda’s CPF was also based on net sales (as adjusted), adjusted EBITA, cash conversion, and adjusted EPS at the Colfax level. The targets were based upon Colfax Board-approved operational and financial goals for 2021, and represented significant progress in each category toward the achievement of Colfax’s long-term growth objectives and aligned with the Colfax Board-approved corporate budget.

The financial and operational performance measures and corresponding weightings of these metrics for 2021 were as follows:

Measure	Colfax	ESAB
Net sales (as adjusted)(1)	25%	30%
Adjusted EBITA(2)	40%	50%
Cash Conversion(3)	20%	20%
Adjusted EPS(4)	15%	N/A

(1)

Net sales is measured by U.S. GAAP sales excluding any sales from unbudgeted 2021 acquisitions, compared to 2021 budgeted sales at actual foreign exchange rates, with budgeted results for any divested/discontinued entities added to actual results in determining 2021 performance;

(2)

Adjusted EBITA is measured by comparing Adjusted EBITA excluding any unbudgeted 2021 acquisition to the 2021 Adjusted EBITA targets at actual foreign exchange rates and is U.S. GAAP net income from continuing operations plus net interest expense, income taxes and acquisition-related amortization and inventory step-up charges, adjusted for business unit entities divested in 2021 including related gain/loss on disposition, restructuring costs per company policy, non-cash asset impairments including goodwill and intangibles, unbudgeted acquisition and divestiture costs, foreign currency exchange gains or losses arising from initial recognition of a highly inflationary currency, pension curtailment costs, effects from changes in U.S. GAAP or other unplanned or nonrecurring items that Colfax’s Compensation Committee considers unusual and not representative of the underlying economic performance of Colfax, with budgeted results for any divested/discontinued entities added to actual results in determining 2021 performance;

(3)

Cash conversion is cash from operating activities less capital expenditures plus proceeds from asset sales divided by Adjusted Net Income. ESAB uses Modified Cash Conversion which excludes income taxes, interest expenses and defined benefit plan costs and funding; and

(4)

Adjusted EPS performance will be measured by comparing Adjusted EPS excluding any unbudgeted 2021 acquisitions to the 2021 Adjusted EPS target and is defined as U.S. GAAP net income adjusted for business unit entities divested in 2020 including related gain/loss on disposition, restructuring costs per company policy, non-cash asset impairments including goodwill and intangibles, unbudgeted acquisition and divestiture costs, foreign currency exchange gains or losses arising from initial recognition of a highly inflationary currency, pension curtailment costs, effects from changes in U.S. GAAP or similar unplanned material tax or regulatory changes, the after-tax impact of discontinued operations, early extinguishment of debt costs, or other unplanned or nonrecurring items that Colfax’s Compensation Committee considers unusual and not representative of the underlying economic performance of Colfax, divided by the weighted average of diluted shares outstanding, with budgeted results for any divested/discontinued entities added to actual results in determining 2021 performance.

The 2021 performance goals and achievement for each of our NEOs other than Mr. Kambeyanda, and their resulting CPFs, are described below.

Measure	Weighting	Target Goal	Achieved
ESAB Net Sales (as adjusted)	30%	$2.171 billion	$2.428 billion
ESAB Adjusted EBITA	50%	$347 million	$395 million
ESAB Cash Conversion	20%	93%	92%

For Messrs. Johnson, Biebuyck, Coble and Jewell, ESAB Global business unit goals consisted of 100% of the total target. These weightings are intended to drive accountability for business operational results while also encouraging thoughtful work and cooperation across the organization. Based on overall business performance of the ESAB Global business unit during 2021, Messrs. Johnson, Biebuyck, Coble and Jewell achieved an overall CPF of 145%.

The table below summarizes the 2021 achievement of business goals for Mr. Kambeyanda, which when aggregated with the ESAB business goal results as shown above, determine his AIP financial and operational performance factor, and the resulting CPF.

Measure	Weighting	Target Goal	Achieved
Colfax Net Sales (as adjusted)	25%	$3.531 billion	$3.777 billion
Colfax Adjusted EBITA	40%	$492 million	$503 million
Colfax Cash Conversion	20%	85%	84%
Colfax Adjusted EPS	15%	$2.11/share	$2.14/share

For Mr. Kambeyanda, Colfax corporate measures constituted 30% of the potential payout factor with ESAB Global business unit goals consisting of 70% of the total target. Based upon Colfax’s and ESAB Global business units overall performance, Mr. Kambeyanda achieved an overall CPF of 138.4%.

Bonuses for each NEO, as calculated pursuant to the foregoing calculations, are set forth in the following table. These bonuses are also reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table under “Executive Compensation—Summary Compensation Table” below.

NEO	Base Salary		Target Bonus Percentage		Target Bonus		CPF	Bonus before IPF application	Individual Performance Factor (IPF)		Executive Bonus Payment
Mr. Kambeyanda*	$700,000	X	80%	=	$560,000	X	138%	$775,040	105%	=	$811,440
Mr. Johnson	$380,000	X	65%	=	$247,000	X	145%	$358,150	112%	=	$401,128
Mr. Biebuyck	$430,000	X	65%	=	$279,500	X	145%	$405,275	108%	=	$437,697
Mr. Coble	$375,000	X	59%	=	$223,048	X	145%	$323,420	90%	=	$291,079
Mr. Jewell	$339,900	X	50%	=	$169,950	X	145%	$246,428	100%	=	$246,428

*	The business payout percentage is a weighted average consisting of 70% ESAB Global segment and 30% Colfax corporate during 2021.

Bonus Calculation — Individual Performance Factor

In addition to the target bonus percentages and financial and operational metrics discussed above, the third and final factor under the AIP is the IPF, as described above. The individual performance factors for each executive were determined after evaluating each NEO’s performance, including the collective achievements detailed above under “—Components of 2021 Executive Compensation Program—Annual Incentive Plan—Key Executive Team Achievements.” For 2021, IPFs for our NEOs ranged from 90% to 112%.

ESAB Corporation Annual Incentive Plan

Effective January 1, 2022, ESAB has approved the ESAB Corporation Annual Incentive Plan (the “ESAB AIP”), the terms of which are materially consistent with Colfax’s existing AIP. ESAB’s Compensation Committee will administer the plan and it has the full authority to make awards under the plan. ESAB’s NEOs, along with other key employees selected by ESAB’s Compensation Committee, are eligible to participate in the plan. The ESAB AIP is intended to enhance ESAB’s ability to attract and retain highly qualified officers and key employees and to motivate these individuals to serve the company.

ESAB’s Compensation Committee has the discretion to determine the period of time during which performance goals must be met in order to determine the amount of payment or vesting earned under any award under the ESAB AIP. Performance goals will be established no later than 90 days after the beginning of any performance period applicable to an award, or at any other date that is required or permitted under Section 409A. The performance goals for awards will consist of one or more business criteria based on performance measures and targeted levels of performance specified by ESAB’s Compensation Committee. Any performance goal or a combination thereof can be used to measure the performance of ESAB or any of its business units. A performance goal may also be measured against comparable companies, a published stock index, or a stock market index in relation to share price, all under the discretion of ESAB’s Compensation Committee. The specific goal or goals shall generally relate to one or more of (i) individual performance measures established by ESAB’s Compensation Committee and (iii) the following performance metrics:

(a) net earnings or net income; (b) operating earnings; (c) pretax earnings; (d) earnings per share; (e) earnings per share; (f) share price, including growth measures and total stockholder return; (g) earnings before interest and taxes; (h) earnings before interest, taxes, depreciation and/or amortization; (i) earnings before interest, taxes, depreciation and/or amortization as adjusted to exclude any one or more of stock-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation and/or integration charges and costs; reorganization and/or recapitalization charges and costs; impairment charges; gain or loss related to investments; sales and use tax settlement; and gain on non-monetary transaction; (j) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (k) gross or operating margins; (l) return measures, including total shareholder return, return on assets, capital, investment, equity, sales or revenue; operating cash flow; cash flow return on equity; and cash flow return on investment; (m) productivity ratios; (n) expense targets; (o) market share; (p) working capital targets; (q) completion of acquisitions of businesses or companies; (r) completion of divestitures and asset sales; (s) debt repayment targets, and debt/equity ratios; and (t) any combination of the foregoing business criteria.

Plan awards may be made in cash or other property at the discretion of ESAB’s Compensation Committee. ESAB’s Compensation Committee also has discretion to adjust any awards upward or downward, either on a formula or discretionary basis. The maximum amount paid to any participant in any fiscal year pursuant to the plan cannot exceed $5 million. ESAB may amend, suspend or terminate the plan at any time; provided that no such amendment, suspension or termination shall, without the consent of a participant, adversely affect any right of the participant under the participant’s outstanding awards. Further, no amendment can alter the business criteria on which performance goals are based, increase the maximum amount for an award, or materially modify the requirements regarding eligibly for the plan.

Long-Term Incentives

The goal of Colfax’s long-term incentive plan is to align the compensation of executives with the interests of stockholders by encouraging sustained long-term improvement in operational and financial performance and long-term increase in stockholder value. Long-term incentives also serve as retention instruments and provide equity-building opportunities for executives. In 2021, annual equity awards for Mr. Kambeyanda consisted of 50% PRSUs, 25% stock options, and 25% time-vesting RSUs. For Messrs. Johnson, Biebuyck, Coble and Jewell, annual equity awards consisted of 50% stock options and 50% time-vesting RSUs. Colfax believes this further aligns the long-term interests of management and stockholders and promotes increased equity ownership among executive officers.

2021 Performance Vesting of Outstanding PRSUs

In February 2022, Colfax’s Compensation Committee certified the performance results of certain PRSUs granted to Mr. Kambeyanda in 2019. The 2019 PRSUs were subject to Colfax achieving investor return performance relative to the S&P MidCap 400 Industrials Index. At the end of the three-year performance period, Colfax performance resulted in an investor return performance payout percentage of 172.86% of target.

Annual Grants Under Omnibus Incentive Plan

In February 2021, Colfax granted annual awards under the 2020 Omnibus Incentive Plan with a target aggregate value as set forth in the table below. Mr. Kambeyanda received 50% of his annual grant in the form of PRSUs,

25% in the form of RSUs and 25% in the form of stock options. Messrs. Johnson, Biebuyck, Coble and Jewell received 50% of their annual grant in the form of RSUs and 50% in the form of stock options. In March 2021, Mr. Kambeyanda received an additional award of 17,442 RSUs under his retention agreement with an aggregate value of approximately $866,396. This grant vests ratably over a three-year period, subject to Mr. Kambeyanda remaining in service on the relevant vesting dates, except in certain qualifying terminations. These awards accrue dividend equivalents when Colfax pays dividends, which will be paid out in cash upon the vesting of these retention RSUs.

Annual Grant Recipient	Total Aggregate Value of Grant ($)
Mr. Kambeyanda	1,500,000
Mr. Johnson	266,000
Mr. Biebuyck	301,000
Mr. Coble	300,000
Mr. Jewell	198,000

Stock options and RSUs vest in three equal annual installments beginning on the first anniversary of the grant date and PRSUs cliff vest at the end of the three-year measurement period to the extent of achievement of the relative TSR performance metric based on the following payout scale:

	3-Year TSR Percentile Rank*		Resulting Shares Earned (% of target)
Below Threshold	<30	th	0%
Threshold	30	th	50%
Target	55	th	100%
Maximum	80	th	200%

*	Linear interpolation between achievement points.

As shown in the table above, the target payout is subject to achieving the relative TSR performance metric at the 55th percentile, which underscores Colfax’s commitment to delivering and incentivizing above-median performance and returns to stockholders.

Additional Compensation Information

Other Elements of Compensation — Non-Qualified Deferred Compensation and Perquisites

Colfax does not maintain an active pension plan and instead makes matching contributions to a tax-qualified 401(k) plan and Non-Qualified Deferred Compensation Plan. Colfax established the Non-Qualified Deferred Compensation Plan, which provides participants the opportunity to defer a percentage of their compensation without regard to the compensation limits imposed by the Internal Revenue Code under Colfax’s 401(k) plan, to allow senior-level executives to contribute toward retirement on a tax-effective basis in a manner that is consistent with other Colfax employees who are not limited by the Internal Revenue Code limits. ESAB has established a similar plan for our participants effective January 1, 2022. For additional details concerning each Non-Qualified Deferred Compensation Plan, please see the Non-Qualified Deferred Compensation Table and the accompanying narrative disclosure.

Colfax provides perquisites to certain executives, including up to $10,000 in financial and tax planning services for Mr. Kambeyanda, business-related items such as relocation assistance, which may be grossed up consistent with competitive market recruitment practices, and benefits provided in non-U.S. locations in accordance with local practice.

Employment Agreements

Mr. Kambeyanda is party to a letter agreement with Colfax that specifies his starting annual salary and a target bonus of at least 70% under the AIP. This agreement also provides for a transition bonus made in connection with his hire that is to be paid in installments over his first five years of employment (with $330,000 payable in each of 2017 and 2018, and $130,000 payable in each of 2019, 2020 and 2021). This letter agreement also provides that Mr. Kambeyanda is eligible for Colfax’s Executive Officer Severance Plan.

Similarly, Messrs. Johnson, Biebuyck and Coble also have letter agreements with ESAB specifying annual starting salaries, target bonus opportunities (at least 50%, 55% and 50% respectively), and transition bonuses ($150,000 and $223,000 for Messrs. Biebuyck and Coble, respectively). For Mr. Biebuyck, this transition bonus was paid in equal installments in 2017, 2018 and 2019. Mr. Johnson’s letter agreement also provides for (i) annual Company retirement contributions of at least $19,000 per year, (ii) payment of repatriation costs if his employment is involuntarily terminated by the Company, (iii) payment of tax preparation costs, and (iv) tax equalization benefits. In December 2021, ESAB issued new offer letters to Messrs. Johnson, Biebuyck, Coble and Jewell, which will be effective upon consummation of the distribution. These offer letters specify annual starting salaries ($595,000, $500,000, $450,000, and $450,000 respectively), target bonus opportunities (75%, 75%, 70%, and 70% of base salary, respectively) and eligibility for ESAB equity awards (valued at $1,338,750, $875,000, $630,000, and $675,000 respectively) in 2022. The offer letters also provide that the executive will be eligible to participate under ESAB’s 401(k), nonqualified deferred compensation, and health and welfare benefit plans.

In addition, Mr. Kambeyanda is party to a change in control agreement with Colfax. Under this change in control agreement, severance payable upon a change in control is only received upon the executive officer’s termination without cause or resignation for good reason within two years following, or the three months preceding, the change in control of Colfax. Such change in control agreements are designed to retain executive officers and ensure their continued dedication to Colfax notwithstanding a possible change in control.

In March 2021, Colfax entered into separate change in control agreements (the “ESAB Change in Control Agreements”) with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell, which provide for certain severance payments upon a qualifying termination that occurs between (i) the date that Colfax executes a definitive agreement which would result in a change in control of the ESAB business or 90 days prior to the consummation of a change in control of the ESAB business (whichever is earlier) and (ii) eighteen months after a change in control of the ESAB business. In 2021, Colfax also entered into retention agreements with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell in order to facilitate the successful completion of the distribution. These retention agreements provide for potential payments in the event that the distribution is not completed by December 31, 2022, and the executive officer remains employed through that date, subject to exceptions. The retention agreements also modify the vesting schedules of certain outstanding equity awards in the event of a qualifying termination. The retention agreements with Messrs. Johnson, Biebuyck, Coble and Jewell were subsequently amended in December 2021 to provide for potential payments in the event of continued employment after the distribution.

Additional details regarding the material terms of these agreements are summarized below under “— Change in Control Agreements, Retention Agreements and Executive Officer Severance Plan” and “Change in Control Agreements and Executive Officer Severance Plan—Potential Payments Upon Termination or Change in Control.” A summary of the material terms and eligibility requirements for the Executive Officer Severance Plan is provided under “Change in Control Agreements and Executive Officer Severance Plan—Potential Payments Upon Termination or Change in Control.”

On February 21, 2022, ESAB and Mr. Kambeyanda entered into an employment agreement (the “Employment Agreement”), which will be effective as of the distribution date. The term of the Employment Agreement is three years with automatic one-year renewals unless ESAB or Mr. Kambeyanda elects not to extend the term of the

Employment Agreement by providing the other party with 90 days’ written notice. Mr. Kambeyanda’s annual base salary is set at an initial rate of $1,000,000, which can be adjusted by ESAB’s Compensation Committee at its discretion during the term of the Employment Agreement. In addition, Mr. Kambeyanda is entitled to participate in ESAB’s annual cash incentive program with a target annual incentive bonus of 115% of his annual base salary for 2022. Under this Employment Agreement, Mr. Kambeyanda will be granted long-term incentive awards in 2022 with a value of $4,000,000, with the type of award and vesting to be determined by ESAB’s Compensation Committee.

The Employment Agreement provides that Mr. Kambeyanda is entitled to benefits available to senior executives of the company, as well as personal use of the company’s private aircraft (not to exceed $250,000 in actual costs to the company in any calendar year) and personal financial planning services. However, such personal use of company aircraft and financial planning services shall not to exceed $80,000 in compensation income to Mr. Kambeyanda in any calendar year combined. If Mr. Kambeyanda is terminated as result of ESAB’s notice not to extend the term of the Employment Agreement or by ESAB without “cause” or he resigns for “good reason” (each as defined in the Employment Agreement), he will be entitled to (i) his base salary for 24 months following termination, (ii) an amount equal to 200% of his target annual incentive bonus for the year of termination paid in equal installments over the 24 months following termination, (iii) a partial year bonus (as defined in the employment agreement), if any, and (iv) payment by ESAB of employer premiums for COBRA coverage elected under ESAB’s basic medical insurance programs for 24 months following termination or until Mr. Kambeyanda becomes eligible for coverage by another company or otherwise is no longer eligible for COBRA coverage.

The Employment Agreement contains confidentiality, non-competition, non-solicitation, and non-disparagement restrictions during the term of the Employment Agreement and for certain specified periods thereafter. The Employment Agreement also provides for Mr. Kambeyanda to receive health insurance commensurate with the benefits that ESAB provides its senior executives. Under the Employment Agreement, Mr. Kambeyanda will be nominated for election to the Board of ESAB as long as he remains CEO. Mr. Kambeyanda will receive no additional compensation for service on the Board.

Stock Ownership Policy and Stock Holding Requirements

Colfax requires its executive officers to accumulate and hold shares of Colfax Common Stock with a value equal to a specified multiple of base salary. Our Compensation Committee will adopt stock ownership guidelines based on our compensation philosophy, business needs and corporate governance guidelines.

Role of Compensation Consultants and Peer Data Review

In establishing the compensation for its executive officers, Colfax utilized broad-based compensation surveys to assess market compensation. We expect in the future to identify a peer group and consider peer group pay, alongside our pay for performance and long-term value creation objectives, in determining the compensation for our executive officers that best aligns compensation and stockholder interests.

Colfax’s Compensation Committee also obtained perspective from competitive data reviewed by FW Cook, the independent advisor to the Colfax’s Compensation Committee on matters of executive compensation. In February 2022, Colfax’s Compensation Committee considered the independence of FW Cook in light of the SEC rules regarding conflicts of interest involving compensation consultants and NYSE listing standards regarding compensation consultant independence. Colfax’s Compensation Committee requested and received a letter from FW Cook addressing conflicts of interest and independence, including specific factors enumerated in both relevant SEC rules and NYSE listing standards. Colfax’s Compensation Committee discussed and considered these factors, and other factors it deemed relevant, and concluded that FW Cook is independent and that its work during 2021 did not raise any conflict of interest. Similarly, we expect our Compensation Committee to retain a compensation advisor in connection with structuring future compensation.

Compensation Program and Risk

As part of its continued appraisal of its compensation program, Colfax management, with oversight from Colfax’s Compensation Committee, annually reviews its compensation policies and practices and the design of its overall compensation program in relation to its risk management practices and any potential risk-taking incentives. This assessment includes a review of the primary elements of Colfax’s compensation program in light of potential risks:

Compensation Program Risk Considerations
Pay Mix

•  Compensation program includes an appropriate mix of short- and long-term incentives, which mitigate the risk of undue focus on short-term targets while rewarding performance in areas that are key to Colfax’s long-term success.

•  Base salaries are set at competitive levels to promote stability and provide a component of compensation that is not at risk.

Performance Metrics and Goals

•  Distinct performance metrics are used in both short-term (AIP) and long-term incentive plans.

•  Colfax’s Annual Incentive Plan is designed with a payout scale (including a maximum cap) that supports a pay-for-performance philosophy. See “—Components of 2021 Executive Compensation Program—Annual Incentive Plan.”

Long-Term Incentives

•  The equity grant portion of Colfax’s compensation program, combined with its stock ownership guidelines and stock holding requirements, is designed to align the long-term interests of executives with those of Colfax’s stockholders.

Colfax has controls and other policies in place that serve to limit excessive risk-taking behavior within its compensation program, including, but not limited to, the following:

Compensation Risk Mitigation Components
Compliance Risk Mitigation

•  Oversight of compensation process and procedures by Colfax’s Compensation Committee, each member of which has been determined by Colfax’s Board to be independent under applicable SEC rules and NYSE listing standards;

•  Internal controls over financial reporting, which are maintained by management and reviewed as a part of Colfax’s internal audit process and further reviewed and tested by its external auditors, as overseen by Colfax’s Audit Committee; and

•  Audit Committee oversight and review of financial results and non-GAAP metrics used in certain components of Colfax’s AIP and long-term incentives.

Personnel Risk Mitigation	• Implementation of and training on company-wide standards of conduct, as described under “Management—Board’s Role in Risk Oversight—Code of Business Conduct and Ethics.”

Risk Mitigation Policies

•  Provisions in Colfax’s insider trading policy prohibiting hedging transactions that would allow the holder to limit or eliminate the risk of a decrease in the value of Colfax’s securities;

•  A policy prohibiting pledging of Colfax shares after February 17, 2014; and

•  A clawback policy applicable to all executive officers.

Colfax’s Compensation Committee reviews with management the results of its assessment annually. Based on its most recent review, Colfax’s Compensation Committee concluded that the risks arising from Colfax’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Colfax.

Additionally, Colfax’s Compensation Committee also reviews Colfax’s strategies and policies related to human capital management, including with respect to matters such as diversity, inclusion, pay equity, corporate culture, talent development and retention.

Hedging Ban

Any director, officer or employee of Colfax is prohibited from engaging in short sales, transactions in derivative securities (including put and call options), or other forms of hedging and monetization transactions, such as zero-cost collars, equity swaps, exchange funds and forward sale contracts, that allow the holder to limit or eliminate the risk of a decrease in the value of Colfax’s securities. We anticipate that our Compensation Committee will adopt a similar policy.

Pledging Policy

Colfax has adopted a policy that prohibits any director or executive officer from pledging as security under any obligation any shares of Colfax common stock that he or she directly or indirectly owns and controls. We anticipate that our Compensation Committee will adopt a similar policy.

Clawback Policy

Colfax’s Compensation Committee has adopted a clawback policy applicable to its executive officers. Under the policy, in the event Colfax is required to restate its financial results due to material non-compliance with any financial reporting requirement under the securities laws as generally applied, Colfax’s Board will review all bonus payments made, including all bonus payments under its Annual Incentive Plan, and all performance-based equity compensation that was earned or vested on the basis of having met or exceeded financial results during the three years prior to the date that the company determines such restatement is required.

If Colfax’s Board determines that such payments or the amount of awards earned/vested would have been lower had they been determined or calculated based on such restated results, it will, to the extent permitted by governing law, seek to recoup for the benefit of the company the value of such excess payments made to and/or equity awards earned by executive officers. Colfax’s Board maintains discretion, to the extent permitted under applicable law, not to seek such recoupments if it determines, in the exercise of its fiduciary duties, that under the specific circumstances it would not be appropriate to seek to recover such amounts. Colfax may effect such recoupment by requiring executive officers to pay such amount(s) to it, by set-off, by reducing future compensation, or by such other means or combination of means as Colfax’s Board determines to be appropriate.

We anticipate that our Compensation Committee will adopt similar recoupment policies to ensure incentive compensation paid as the result of any fraud or intentional misconduct leading to a restatement of our financial statements, would be recoverable.

Equity Grant Practice

Colfax’s Compensation Committee has the authority to grant equity awards. Colfax does not time the grant of equity awards around material, non-public information. Grant dates are determined either as of the date of Compensation Committee approval or on the date of a specific event, such as the date of hire or promotion, for certain executive officers. The target grant value is translated into a number of shares underlying each grant using a valuation formula that, for PRSUs and RSUs, incorporates a 20-day average closing price up to and including the grant date, to avoid the potential volatility impact of using a single-day closing price.

Colfax’s Compensation Committee approves the grant of annual equity awards to its executive officers, including Mr. Kambeyanda, as well as the total pool of equity awards to be granted to eligible non-executive officers of Colfax. Additionally, Colfax’s Compensation Committee has delegated authority to Colfax’s CEO and Chief Human Resources Officer for non-annual grants of equity awards to associates who are non-executive officers of Colfax, including Messrs. Johnson, Biebuyck, Coble and Jewell. The aggregate grant date value of such equity awards may not exceed $4,000,000 during the fiscal year period. Such awards are subject to further restrictions on individual size, and awards must be made pursuant to the terms of award agreement forms previously approved by Colfax’s Board or Compensation Committee. The effective grant date of these awards is on the first trading day on or after the date of hire or promotion for newly hired employees following review and approval by Colfax’s CEO or Chief Human Resources Officer, as applicable. Colfax’s Compensation Committee receives a report of any grants made pursuant to this delegated authority at each regularly scheduled meeting.

Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation ($)(6)	Total ($)
Shyam P. Kambeyanda	2021	$681,250	$130,000	$2,130,747	$374,994	$811,440	—	$79,368	$4,207,799
President and	2020	$575,521	$130,000	$1,150,592	$374,996	$375,000	—	$24,737	$2,630,846
Chief Executive Officer	2019	$544,688	$130,000	$1,149,998	$650,001	$522,720	—	$58,644	$3,056,051
Kevin Johnson	2021	$377,564	—	$149,460	$133,005	$401,128	—	$78,899	$1,140,056
Chief Financial Officer	2020	$348,900	—	$218,298	$109,995	$148,500	—	$65,591	$891,284
	2019	$301,649	$31,000	$105,612	$100,004	$162,730	—	$62,717	$763,712
Olivier Biebuyck	2021	$430,000	—	$169,131	$150,501	$437,697	—	$37,357	$1,224,686
President, EMEA	2020	$357,008	—	$241,842	$132,990	$160,220	—	$36,457	$928,517
	2019	$377,856	$50,000	$180,894	$125,001	$210,460	—	$38,753	$982,964
Larry Coble	2021	$373,760	—	$168,592	$149,998	$291,079	—	$16,208	$993,637
Senior Vice	2020	$328,313	—	$147,513	$92,489	$133,960	—	$19,382	$721,657
President, EBX and Supply Chain	2019	$347,650	—	$156,437	$125,001	$164,220	—	$17,621	$810,929
Curtis Jewell	2021	$337,425	—	$111,242	$99,003	$246,428	—	$29,607	$823,705
General Counsel	2020	$309,375	—	$180,626	$98,993	$136,130	—	$27,822	$616,816

(1)

In light of the impact of COVID-19 on Colfax’s business, Mr. Kambeyanda voluntarily took a 20% reduction to his base salary during the second quarter, a 15% reduction in July 2020, and a 10% reduction to his base salary during the remainder of the third quarter of 2020. Similarly, Messrs. Johnson, Biebuyck, Coble and Jewell voluntarily took a 15% reduction to their base salaries during the second quarter and a 10% reduction to their base salaries during the third quarter of 2020. Their base salaries were returned to 100% at the beginning of the fourth quarter of 2020.

(2)

For Mr. Kambeyanda, the amounts represent for 2021, 2020 and 2019 the third, fourth and fifth of five installment payments of his cash signing bonus. For Mr. Johnson, the amount in 2019 represents a discretionary bonus in recognition for achievement in connection with a corporate transaction. For Mr. Biebuyck, the amounts represent the second and third of three installments of his cash signing bonus.

(3)

Amounts represent the aggregate grant date fair value of grants made to each NEO, as computed in accordance with FASB ASC Topic 718. See Note 14 to Colfax’s consolidated financial statements for the year ended December 31, 2021, included in Colfax’s Annual Report on Form 10-K filed with the SEC on February 22, 2022. See “—Compensation Discussion and Analysis—Executive Summary—Components of 2021 Executive Compensation Program—Long-Term Incentives.” Assuming the maximum achievement of the performance goals applicable to the PRSUs, the grant date value of the PRSUs granted to Mr. Kambeyanda in 2021 would have been $842,916.

(4)

Amounts represent the aggregate grant date fair value of grants made to each NEO, as computed in accordance with FASB ASC Topic 718. See Note 14 to Colfax’s consolidated financial statements for the year ended December 31, 2021, included in Colfax’s Annual Report on Form 10-K filed with the SEC on February 22, 2022. For 2021 grants, options were valued by the Black Scholes-based option value based on the closing price of Colfax’s common stock on the date of grant. The exercise price for stock option awards equals the closing price of Colfax’s common stock on the date of grant. See “—Compensation Discussion and Analysis—Executive Summary—Components of 2021 Executive Compensation Program—Long-Term Incentives” above.

(5)

Amounts represent the payouts pursuant to Colfax’s Annual Incentive Plan. For a discussion of the performance metrics on which the 2021 Annual Incentive Plan was based, including the weighting for each performance metric and the actual percentage achievement of the financial performance targets, see “—Compensation Discussion and Analysis—Executive Summary—Components of 2021 Executive Compensation Program—Annual Incentive Plan” above.

(6)	Amounts set forth in this column for 2021 consist of the following:

Name	Company 401(k)/ Deferred Compensation Plan Match and Contribution ($)(a)	Auto Allowance ($)	Financial Services ($)(b)	Aircraft Usage ($)	Supplemental Long-Term Disability Premiums ($)(c)	Group Term Life Insurance ($)(d)	($)(e)	($)(f)	Total ($)
Mr. Kambeyanda	$62,567	—	$10,000	—	$660	$2,451	$3,690	—	$79,368
Mr. Johnson	$28,827	—	—	—	$643	$859	—	$48,570	$78,899
Mr. Biebuyck	$35,413	—	—	—	$660	$1,284	—	—	$37,357
Mr. Coble	$14,234	—	—	—	$660	$1,314	—	—	$16,208
Mr. Jewell	$28,413	—	—	—	$660	$534	—	—	$29,607

(a)

Amounts represent the aggregate company match and company contribution made by Colfax during 2021 to such NEO’s 401(k) plan account and Non-Qualified Deferred Compensation Plan account. See the Nonqualified Deferred Compensation table and accompanying narrative for additional information on the Non-Qualified Deferred Compensation Plan.

(b)	Amount represents amounts for financial planning services as reimbursed by the company during 2021.
(c)	Amount represents premiums for supplemental long-term disability insurance.
(d)	Amount represents premiums for a life insurance benefit equal to 1.5 times salary, capped at $1,125,000.
(e)	Amount represents value of an executive physical.
(f)	Amount represents the value of tax equalization benefits.

Grants of Plan-Based Awards for 2021

The following table sets forth information with respect to grants of plan-based awards to our named executive officers during 2021:

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of shares of stock or units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Shyam P. Kambeyanda	Annual Incentive Plan	—	$280,000	$560,000	$1,400,000	—	—	—	—	—	—
	PRSUs	2/22/2021	—	—	—	9,385	18,769	37,538	—	—	—	$842,916
	RSUs	2/22/2021	—	—	—	—	—	—	9,384	—	—	$421,435
	Stock Options	2/22/2021	—	—	—	—	—	—	—	23,105	$44.91	$374,994
	RSUs	3/5/2021	—	—	—	—	—	—	17,422	—	—	$866,396
Kevin Johnson	Annual Incentive Plan	—	$123,500	$247,000	$617,500	—	—	—	—	—	—	—
	RSUs	2/22/2021	—	—	—	—	—	—	3,328	—	—	$149,460
	Stock Options	2/22/2021	—	—	—	—	—	—	—	8,195	$44.91	$133,005
Olivier Biebuyck	Annual Incentive Plan	—	$139,750	$279,500	$698,750	—	—	—	—	—	—	—
	RSUs	2/22/2021	—	—	—	—	—	—	3,766	—	—	$169,131
	Stock Options	2/22/2021	—	—	—	—	—	—	—	9,273	$44.91	$150,501
Larry Coble	Annual Incentive Plan	—	$84,975	$169,950	$424,875	—	—	—	—	—	—
	RSUs	2/22/2021	—	—	—	—	—	—	3,754	—	—	$168,592
	Stock Options	2/22/2021	—	—	—	—	—	—	—	9,242	$44.91	$149,998
Curtis Jewell	Annual Incentive Plan	—	$84,975	$169,950	$424,875	—	—	—	—	—	—	—
	RSUs	2/22/2021	—	—	—	—	—	—	2,477	—	—	$111,242
	Stock Options	2/22/2021	—	—	—	—	—	—	—	6,100	$44.91	$99,003

(1)

Amounts represent the possible payouts under Colfax’s Annual Incentive Plan. Threshold estimated possible payouts incorporate a 0.5 IPF, target estimated possible payouts incorporate a 1.0 IPF and maximum estimated possible payouts incorporate the 250% maximum payout cap under the Annual Incentive Plan. For a discussion of the performance metrics and actual results and payouts under the plan for fiscal 2021 see the Compensation Discussion and Analysis and the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above, respectively.

(2)

Amounts represent potential shares issued under performance-based restricted stock unit awards. The PRSUs may be earned at the end of the performance period upon certification by the Compensation Committee of the performance level that has been met. The PRSUs cliff vest at the end of the three-year performance period, if earned.

(3)	Amounts represent restricted stock units. The RSUs vest in three equal annual installments beginning on the first anniversary of the grant date.
(4)	Amounts represent stock option awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.
(5)

The amounts shown in this column represent the full grant date fair value of grants made to each NEO, as computed in accordance with FASB ASC Topic 718. PRSUs are valued based upon the probable outcome of the performance conditions associated with these awards as of the grant date and such calculation is consistent with the estimate of aggregate compensation cost recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.

Outstanding Equity at 2021 Fiscal Year-End

The following table shows, as of December 31, 2021, the number of outstanding Colfax stock options, Colfax performance-based restricted stock unit awards and Colfax restricted stock unit awards held by the named executive officers:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Shyam P. Kambeyanda	42,123	—	$40.47	2/12/2024	—	—	—	—
	58,027	—	$33.41	3/7/2025	—	—	—	—
	49,354	24,678	$26.88	2/24/2026	—	—	—	—
	10,340	20,677	$37.67	2/23/2027	—	—	—	—
	—	23,105	$44.91	2/21/2028	—	—	—	—
	—	—	—	—	38,491	$1,769,431	—	—
	—	—	—	—	—	—	83,227	$3,828,243
Kevin Johnson	2,117	—	$52.02	2/15/2022	—	—	—	—
	2,741	—	$24.95	2/14/2023	—	—	—	—
	4,465	—	$40.47	2/12/2024	—	—	—	—
	6,286	—	$33.41	3/7/2025	—	—	—	—
	7,593	3,797	$26.88	2/24/2026	—	—	—	—
	3,033	6,065	$37.67	2/23/2027			—	—
	—	8,195	$44.91	2/21/2028	—	—	—	—
	—	—	—	—	8,900	$409,133	—	—
Olivier Biebuyck	8,951	—	$41.47	5/31/2024	—	—	—	—
	1	4,746	$26.88	2/24/2026	—	—	—	—
	3,667	7,333	$37.67	2/23/2027	—	—	—	—
	—	9,273	$44.91	2/21/2028	—	—	—	—
	—	—	—	—	10,695	$491,649	—	—
	—	—	—	—	—	—	—	—
Larry Coble	27,879	—	$36.95	11/6/2024	—	—	—	—
	7,979	—	$33.41	3/7/2025	—	—	—	—
	9,491	4,746	$26.88	2/24/2026	—	—	—	—
	2,551	5,099	$37.67	2/23/2027	—	—	—	—
	—	9,242	$44.91	2/21/2028			—	—
	—	—	—	—	8,507	$391,067	—	—
Curtis Jewell	406	—	$52.02	2/15/2022	—	—	—	—
	2,413	—	$52.02	2/15/2022	—	—	—	—
	192	—	$50.85	5/12/2022	—	—	—	—
	5,265	—	$40.47	2/12/2024	—	—	—	—
	6,286	—	$33.41	3/7/2025	—	—	—	—
	2,468	2,468	$26.88	2/24/2026	—	—	—	—
	2,730	5,458	$37.67	2/23/2027	—	—	—	—
	—	6,100	$44.91	2/21/2028	—	—	—	—
	—	—	—	—	6,824	$313,699	—	—

(1)

The vesting date of unvested stock option awards is set forth beside each option expiration date in the following chart. Note that the vesting date provided reflects when the options fully vest. Stock option awards vest ratably over three years beginning on the first anniversary of the grant date.

Option Grant Date	Option Expiration Date	Option Full Vesting Date (options vest over three year period except as noted above)
5/13/2015	5/12/2022	5/13/2018
2/15/2016	2/14/2023	2/15/2019
5/13/2016	5/12/2023	5/13/2019
2/13/2017	2/12/2024	2/13/2020
6/1/2017	5/31/2024	6/1/2020
11/7/2017	11/6/2024	11/7/2020
3/8/2018	3/7/2025	3/8/2021
2/25/2019	2/24/2026	2/25/2022
2/24/2020	2/23/2027	2/24/2023
9/14/2020	9/13/2027	9/14/2023
2/22/2021	2/21/2028	2/22/2024

(2)

For Mr. Kambeyanda, the amounts represent (i) 4,898 RSUs that are the remaining portion of the promotional award granted to Mr. Kambeyanda on December 13, 2019 that vest ratably over three years, beginning on December 13, 2020, (ii) 6,787 RSUs that vest ratably over three years, beginning on February 24, 2021, (iii) 9,384 RSUs that vest ratably over three years, beginning on February 22, 2022, and (iv) 17,422 RSUs that are a retention award granted to Mr. Kambeyanda on March 5, 2021 that vest ratably over three years, beginning on March 5, 2022. For Mr. Johnson, the amounts represent (i) 1,310 RSUs that vest ratably over three years, beginning on February 25, 2020, (ii) 1,990 RSUs that vest ratably over three years, beginning on February 24, 2021, (iii) 2,272 RSUs that vest ratably over three years, beginning on July 25, 2021, and (iv) 3,328 RSUs RSUs that vest ratably over three years, beginning on February 22, 2022. For Mr. Biebuyck, the amounts represent (i) 1,638 RSUs that vest ratably over three years, beginning on February 25, 2020, (ii) 612 RSUs that vest ratably over three years, beginning on August 7, 2020, (iii) 2,407 RSUs that vest ratably over three years, beginning on February 24, 2021, (iv) 2,272 RSUs that vest ratably over three years, beginning on July 25, 2021, and (v) 3,766 RSUs that vest ratably over three years, beginning on February 22, 2022. For Mr. Coble, the amounts represent (i) 1,638 RSUs that vest ratably over three years, beginning on February 25, 2020, (ii) 306 RSUs that vest ratably over three years, beginning on August 7, 2020, (iii) 1,673 RSUs that vest ratably over three years, beginning on February 24, 2021, (iv) 1,136 RSUs that vest ratably over three years, beginning on July 25, 2021, and (v) 3,754 RSUs that vest ratably over three years, beginning on February 22, 2022. For Mr. Jewell, the amounts represent (i) 852 RSUs that vest ratably over three years, beginning on February 25, 2020, (ii) 1,791 RSUs that vest ratably over three years, beginning on February 24, 2021, (iii) 1,704 RSUs that vest ratably over three years, beginning on July 25, 2021, and 2,477 RSUs that vest ratably over three years, beginning on February 22, 2022.

(3)

The amounts shown in this column represent the market value of the unvested restricted stock units based on the closing price of Colfax’s common stock on December 31, 2021, which was $45.97 per share, multiplied by the number of units, respectively, for each unvested award.

(4)

The amounts shown in this column reflect unearned PRSUs as of December 31, 2021. If earned, these PRSUs are then subject to an additional service-based vesting period. The amounts shown in this column reflect awards made in 2019, 2020 and 2021 and show the target amount of PRSUs that may be earned at the end of the performance period upon certification by the Colfax Compensation Committee. The amounts would cliff vest at the end of the three-year performance period, if earned. For awards granted in 2019 and 2020, once vested, at least 50% of the shares delivered pursuant to the PRSUs (net of shares withheld or sold for taxes) must be held for an additional one-year period. The PRSUs granted in 2019 vested on February 25, 2022 and the amounts represent 44,145 shares earned for Mr. Kambeyanda. The PRSUs granted to Mr. Kambeyanda in 2020 and 2021 are reported at target performance. For 2021, these amounts are reflected in the “Grants of Plan-Based Awards for 2021” table above under the column “Estimated

Future Payouts Under Equity Incentive Plan Awards” and for 2020 are reflected in the “Grants of Plan-Based Awards for 2020” table in Colfax’s Proxy Statement for its 2021 Annual Meeting.
(5)

The amounts shown in this column represent the market value of the unearned PRSUs based on the closing price of Colfax’s common stock on December 31, 2021, which was $45.97 per share, multiplied by the threshold number of units, respectively, for each unvested and unearned performance stock award.

Change in Control Agreements, Retention Agreements and Executive Officer Severance Plan

Messrs. Kambeyanda, Johnson, Biebuyck and Coble are each party to individual letter agreements with Colfax that specify their starting annual salary and minimum target bonus.

Mr. Kambeyanda is party to Colfax’s current form of change in control agreement for Colfax executive officers, which was approved by the Board of Directors of Colfax on October 27, 2020. In 2021, Colfax entered into separate change in control agreements with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell, which specifically relate to a change of control of ESAB.

Also in 2021, Colfax entered into retention agreements with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell in order to facilitate the successful completion of the distribution, which were subsequently amended in December 2021 to provide for potential post-distribution retention benefits.

Colfax maintains an Executive Officer Severance Plan, which provides for severance benefits upon a termination without cause or a resignation for good reason for certain Colfax executive officers, including Mr. Kambeyanda, who are not otherwise contractually entitled to severance compensation from Colfax. The Executive Officer Severance Plan does not provide for change in control benefits. While Messrs. Johnson, Biebuyck, Coble and Jewell are not subject to Colfax’s Executive Officer Severance Plan, ESAB’s current policy, consistent with historical practice, is to provide equivalent treatment for these officers. On December 7, 2021, ESAB adopted the ESAB Corporation Executive Officer Severance Plan, which will be effective upon the distribution. This plan will provide severance benefits upon termination without cause or for good reason for ESAB executive officers who are not otherwise contractually entitled to severance compensation pursuant to a separate agreement with ESAB. Severance provided in the event of termination without “cause” or for “good reason” (each as defined in the plan) is payment equal to one times the executive’s base salary in effect at the time of separation plus a pro rata payment of his or her target annual incentive compensation for the year of termination.

Change in Control and Retention Agreements

On October 27, 2020, Colfax’s Board approved a new form of change in control agreement for certain Colfax executive officers. Mr. Kambeyanda is party to a change in control agreement based on this form. The change in control agreement supersedes and replaces any prior agreement between Colfax and Mr. Kambeyanda with respect to a “change in control” of Colfax (as described below under “Potential Payments Upon Termination or Change in Control”).

Pursuant to this change in control agreement, upon a change in control of Colfax, Mr. Kambeyanda will be entitled to an annual base salary, cash bonus opportunity and benefits package equal to or greater than the base salary, cash bonus opportunity or benefits package in effect for him immediately prior to the change in control. If during the two year period following, or the three month period preceding, a change in control of Colfax, (a) Colfax terminates Mr. Kambeyanda’s employment other than for cause or by reason of death or disability (as such terms are defined in the change in control agreement) or (b) Mr. Kambeyanda resigns for good reason (as such term is defined in the change in control agreement), Colfax will pay the executive officer an amount equal to: (i) two times his annual base salary plus (ii) two times his target cash bonus opportunity. Any outstanding long-term equity incentive awards held by Mr. Kambeyanda will continue to be treated in accordance with the terms and conditions of the award agreements and plans pursuant to which such awards were granted. This change in control agreement has an initial two-year term, subject to automatic extension for successive one-year periods unless either Colfax or Mr. Kambeyanda gives notice of non-renewal to the other or the agreement is otherwise terminated pursuant to its terms.

On March 5, 2021, Colfax also entered into additional change in control agreements with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell. Pursuant to these agreements, if the executive officer experiences a qualifying termination between the date that Colfax executes a definitive agreement which would result in a change in control of the ESAB business or 90 days prior to the consummation of a change in control of the ESAB business (whichever is earlier), and eighteen months after a change in control of the ESAB business, the executive officer will receive an amount equal to two-hundred percent of his base salary and the greater of two-hundred percent of his target bonus pursuant to Colfax’s Annual Incentive Plan for the last full fiscal year preceding the change in control termination or two-hundred percent of his target bonus pursuant to the Annual Incentive Plan for the full fiscal year in which the change in control termination occurs. Such payment is subject to the execution of a general release of claims against Colfax. The change in control agreement terminates if it is mutually terminated or if the executive officer is terminated other than pursuant to a qualifying termination. For Mr. Kambeyanda, the agreement may also terminate on December 31, 2022 if the distribution has not yet been completed. The distribution, as described in this information statement, does not constitute a change in control for purposes of this agreement.

Additionally, also on March 5, 2021, Colfax entered into retention agreements with Messrs. Kambeyanda, Johnson, Biebuyck, Coble and Jewell. Under these agreements, a retention payment equal to the executive’s 2021 annual base salary plus his 2021 annual cash bonus plan amount (at target level) is earned if (a) the distribution is not completed by December 31, 2022 and (b) the executive officer remains employed through December 31, 2022. However, if the executive officer is terminated without cause, separates by mutual consent, or dies prior to December 31, 2022, he or his estate will receive the retention payment.

In addition, the retention agreements provide that, as of the date of the agreement, the terms of all outstanding and unvested options and RSUs will be modified so that if the executive officer separates by mutual consent, terminates for good reason after the distribution, dies or is terminated without cause, then his options and RSUs vest. Additionally, for Mr. Kambeyanda, his outstanding performance based awards shall be earned at pre-defined measurement dates and subject to payout at the end of the performance period.

In December 2021, the retention agreements with Messrs. Johnson, Biebuyck, Coble and Jewell were amended to also provide that an ESAB retention payment may be earned if (a) the distribution is completed by December 31, 2022, and (b) the executive officer remains employed with ESAB through the twelve month anniversary of the distribution (the “Retention Date”). If the executive officer is terminated without cause, separates by mutual consent, terminates with good reason after the distribution, or dies prior to the Retention Date, he will receive this ESAB retention payment. The ESAB retention payment will be made six months after the distribution, subject to certain reductions if the executive is subsequently terminated for cause or leaves without good reason prior to the Retention Date.

Mr. Kambeyanda also received a grant of 17,422 RSUs under his retention agreement in March 2021. This grant vests ratably over a three-year period, subject to Mr. Kambeyanda remaining in service on the relevant vesting dates, except in certain qualifying terminations. These awards accrue dividend equivalents when Colfax pays dividends, which will be paid out in cash upon the vesting of these retention RSUs.

In entering into these various agreements, Colfax wanted to retain and ensure the continued dedication of these executive officers, notwithstanding the anticipated distribution and the possibility of a change in control. Colfax believes that the officers should be compensated for their efforts in positioning us and Colfax for the possibility of these events. Additional information on benefits provided upon termination or in connection with a change of control at December 30, 2021, is discussed below under “Potential Payments Upon Termination or Change in Control.”

On February 16, 2022, ESAB’s Board of Directors approved a form of change in control agreement (the “Change in Control Agreement”). We anticipate that ESAB’s executive officers will each enter into a Change in Control Agreement effective as of the distribution date. The Change in Control Agreement supersedes and replaces any prior agreement between ESAB and the executive officer with respect to a change in control (as such term is defined in the Change in Control Agreement) of ESAB, except to the extent such executive officer has an offer letter or other employment agreement with ESAB, in which case the agreement with terms more favorable to the executive officer will control.

Pursuant to the Change in Control Agreement, upon a change in control of ESAB, each executive officer will be entitled to an annual base salary, cash bonus opportunity and benefits package equal to or greater than the base salary, cash bonus opportunity or benefits package in effect for such executive officer immediately prior to the change in control. If an executive officer’s employment is terminated during the two year period following, or the three month period preceding, a change in control of ESAB (a) other than by the Company for cause, death or disability or (b) by the executive officer for good reason (as such terms are defined in the Change in Control Agreement), ESAB will pay the executive officer an amount equal to: (i) two times the annual base salary of such executive officer plus (ii) two times the target cash bonus opportunity of such executive officer. Any outstanding long-term equity incentive awards held by the executive officer will continue to be treated in accordance with the terms and conditions of the award agreements and plans pursuant to which such awards were granted.

Each Change in Control Agreement has an initial two-year term, subject to automatic extension for successive one-year periods unless either ESAB or the executive officer gives notice of non-renewal to the other or the agreement is otherwise terminated pursuant to its terms.

Option Exercises and Stock Vested

The following table provides information regarding the vesting of earned PRSUs and RSUs awards, as well as the exercise of stock options by our NEOs, during 2021. The number of shares acquired upon exercise or vesting and the value realized before payment of any taxes and broker commissions is reflected below. Value realized represents the product of the number of shares received upon exercise or vesting and the closing market price of our common stock on the exercise or vesting date, less the exercise price for options.

Option Exercises and Stock Vested During Fiscal 2021

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Shyam P. Kambeyanda	24,644	634,125	32,924	$1,580,700
Kevin Johnson	—	—	4,104	$188,618
Olivier Biebuyck	25,690	422,329	6,292	$293,240
Larry Coble	—	—	4,188	$193,708
Curtis Jewell	—	—	3,262	$150,572

Nonqualified Deferred Compensation

Effective January 1, 2016, Colfax established the Colfax Corporation Nonqualified Deferred Compensation Plan (the “Nonqualified Plan”) to provide certain select members of management and other highly compensated employees, including each of the NEOs, with an opportunity to defer a stated percentage of their base compensation or their bonus compensation without regard to the compensation limits imposed by the Internal

Revenue Code for Colfax’s 401(k) plan. Colfax established the Nonqualified Plan to allow these individuals to contribute toward retirement on a tax-effective basis in a manner that is consistent with other Colfax employees who are not limited by the Internal Revenue Code limits. The plan is “unfunded,” meaning there are no assets segregated for the exclusive benefit of plan participants.

The Nonqualified Plan allows the NEOs to defer up to 50% of their base salaries and up to 75% of their bonus compensation. In addition, during 2021 Colfax matched up to 4% of all excess deferrals by the NEOs and provided a 2% company contribution. NEOs vest in these company contributions to the Nonqualified Plan on the same terms as under Colfax’s 401(k) plan.

Deferrals under the Nonqualified Plan are notionally invested among a number of different mutual funds, insurance company separate accounts, indexed rates or other measurement funds, which are selected periodically by the plan administrator to best match the funds offered in the qualified 401(k) plan. Each participating NEO can allocate his deferrals among these notional fund investment options and may change elections at any time by making a change of election with the plan administrator. Colfax notionally invests its match and contribution amounts in the same investment options in the same amounts and allocations as the reference funds selected by the officer.

Simultaneously with the executive’s election to defer amounts under the Nonqualified Plan, the executive must elect the time and form of payment for the deferred amounts, which may generally be either a lump sum distribution or in quarterly installments payable over a period of one to ten years following a specified date (that must be at least one year following the end of the year to which the officer’s deferral election relates) or at least six months following the officer’s separation from service. Limited changes to deferral elections are permitted in accordance with the terms of the Nonqualified Plan. If no election is made, the benefit will be paid in a lump sum on the last day of the month which occurs six months after the executive’s separation from service. Deferred amounts may alternatively be paid out in a lump sum in the event of an executive’s death or disability or in the event of an unforeseeable financial emergency. Furthermore, in the event the executive’s account balance at the time of his or her separation from service is less than $15,000, payment of the account balance will be made in a lump sum on or before the later of (i) December 31 of the calendar year of separation, or (ii) the date 2.5 months after the executive’s separation from service.

Similarly, effective January 1, 2022, ESAB established the ESAB Group, Inc. Nonqualified Deferred Compensation Plan (the “ESAB Nonqualified Plan”) to provide certain select members of management and other highly compensated employees with an opportunity to defer a stated percentage of their base compensation or their bonus compensation without regard to the compensation limits imposed by the Internal Revenue Code for ESAB’s 401(k) plan. The plan is “unfunded,” meaning there are no assets segregated for the exclusive benefit of plan participants.

The ESAB Nonqualified Plan allows participants to defer up to 50% of their base salaries and up to 75% of their bonus compensation. In addition, ESAB may match all excess deferrals by participants and/or provide a company contribution. Participants vest in these company contributions as determined by ESAB. Deferrals under the ESAB Nonqualified Plan are notionally invested among a number of different mutual funds, insurance company separate accounts, indexed rates or other measurement funds, which are selected periodically by the plan administrator. Each participant can allocate his or her deferrals among these notional fund investment options and may change elections by making a change of election with the plan administrator.

Simultaneously with the participant’s election to defer amounts under the ESAB Nonqualified Plan, the participant must elect the time and form of payment for the deferred amounts, which may generally be either a lump sum distribution or in quarterly installments payable over a period of two to ten years following a specified date (that must be at least one year following the end of the year to which the participant’s deferral election relates) or at least six months following the participant’s separation from service. Limited changes to deferral elections are permitted in accordance with the terms of the ESAB Nonqualified Plan.

ESAB also adopted the ESAB Group, Inc. Excess Benefits Plan effective January 1, 2022, which is frozen to new participants and future new deferrals. Like the ESAB Nonqualified Plan, this Excess Benefits Plan is an unfunded non-qualified deferred compensation plan in which certain employees of ESAB hold an account balance. These accounts were transferred from Colfax Corporation’s Excess Benefit Plan in connection with the planned separation of ESAB from Colfax. Like the ESAB Nonqualified Plan, amounts deferred under this Excess Benefit Plan are notionally invested in offered measurement funds as selected by the plan participant and will be distributed in accordance with participant elections and the terms of the plan following a participant’s separation from service, death or disability.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Shyam P. Kambeyanda	$27,007	$45,167	$31,046	—	$574,671
Kevin Johnson	$146,785	$14,164	$45,532	—	$1,086,126
Olivier Biebuyck	$32,231	$18,013	$10,489	—	$375,147
Larry Coble	—	—	—	—	—
Curtis Jewell	$7,342	$11,013	$2,275	—	$85,474

(1)	With respect to each applicable NEO, amounts represent deferred salary and deferred bonus amounts that are reported in the Summary Compensation Table above under the applicable column.
(2)	All amounts reported in this column for each applicable NEO are reported in the “All Other Compensation” column of the Summary Compensation Table above.
(3)	No amounts reported in this column for each applicable NEO are reported in the Summary Compensation Table above.

Potential Payments Upon Termination or Change in Control of Colfax

The information below describes relevant letter agreement, change in control agreements, severance plan and equity plan provisions for payments upon termination or a change in control and sets forth the amount of compensation that could have been received by each of the NEOs in the event such executive’s employment had terminated under the various applicable triggering events described below as of December 31, 2021. The benefits discussed below are in addition to those generally available to all salaried employees, such as distributions under Colfax’s 401(k) plan, health care benefits and disability benefits or vested amounts payable under the Nonqualified Plan described above. In addition, these benefits do not take into account any arrangements that we may provide in connection with an actual separation from service or a change in control. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the NEOs should a separation from service or change-in-control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, Colfax’s stock price, and the target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event. The description below and the amounts shown in the table under “—Potential Payments Upon Termination or Change of Control” below assume that termination or change in control occurred on December 31, 2021, and, as a result, we refer to their employment arrangements, retention agreements and change in control agreements that were in effect as of December 31, 2021 and do not refer to the offer letters delivered in December 2021, which are effective after the distribution.

Johnson Letter Agreement

Pursuant to his letter agreement with ESAB, Mr. Johnson is entitled to the payment of repatriation costs incurred in connection with moving his family to Australia if his employment is involuntarily terminated by the Company.

Change in Control Agreements

Pursuant to the terms of the change in control agreement with Mr. Kambeyanda, in the event of a change in control of Colfax, the executive will continue to be paid an annual base salary at a rate not less than such executive’s current fixed or base compensation and will be given a bona fide opportunity to earn his annual cash bonus opportunity for the year. In the event the executive’s employment is terminated by Colfax without “cause” or he resigns for “good reason” (each as described below) during the two year period following, or the three month period preceding, a change in control of Colfax, such executive is entitled to a lump sum payment equal to (i) two times the executive’s base salary plus (ii) two times his target annual cash bonus opportunity for the year.

Mr. Kambeyanda’s right to the severance payment is conditioned on his execution of a general release of claims in favor of Colfax. In addition, this change in control agreement contains standard confidentiality covenants, non-disparagement covenants, non-competition covenants and non-solicitation covenants.

In the event that any payment or benefit under this change in control agreement would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would have the effect of decreasing the after-tax amounts received by the executive, Mr. Kambeyanda has the right to reduce or eliminate any such payment or benefit to avoid having the payment or benefit being deemed a parachute payment.

For purposes of this change in control agreement, the following terms have the following meanings:

•	“cause” means that, prior to any termination, the executive committed:

•	an intentional act of fraud, embezzlement or theft in connection with his employment by Colfax or any subsidiary;

•	intentional wrongful damage to property of Colfax or its subsidiaries;

•	intentional wrongful disclosure of secret processes or confidential information of Colfax or its subsidiaries;

•	conviction of a criminal offense; or

•

intentional wrongful engagement in any competitive activity which would constitute a material breach of the duty of loyalty; and any such act is materially harmful to Colfax and its subsidiaries taken as a whole.

•	“change in control” means any of the following:

•

the acquisition by any person of beneficial ownership of more than 50% of the then-outstanding common stock of Colfax or the combined voting power of the then-outstanding voting securities of Colfax, subject to certain exceptions;

•

individuals who constitute the Board of Colfax as of the date of the change in control agreement (together with any new directors approved by the vote of at least a majority of the directors comprising the Board of Colfax as of the date of the change in control agreement or subsequently approved) cease for any reason (other than death or disability) to constitute at least a majority of the Board of Colfax;

•	the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Colfax, subject to certain exceptions; or

•	approval by Colfax’s stockholders of a complete liquidation or dissolution of Colfax.

•	“good reason” means:

•

failure to maintain the executive in the positions with Colfax or its subsidiaries which the executive held immediately prior to the change in control or the removal of the executive as a director of Colfax, if applicable;

•

a material reduction in the nature or scope of responsibilities or duties attached to the positions the executive held with Colfax and its subsidiaries immediately prior to the change in control, a material reduction in the executive’s base salary and annual cash bonus opportunity or the termination or material modification of the material employee benefits available to the executive immediately prior to the change in control;

•

the liquidation, dissolution, merger, consolidation or reorganization of Colfax or a transfer or all or a significant portion of its business and/or assets, unless the successor has assumed all of Colfax’s duties and obligations under the change in control agreement;

•

Colfax relocates its principal executive offices, or Colfax or any subsidiary requires the executive to have his principal location of work changed, to any location more than 50 miles from the location immediately prior to the change in control or Colfax or its subsidiaries require the executive to travel significantly more than was required prior to the change in control; or

•	any material breach of the change in control agreement by Colfax or any successor.

Pursuant to the terms of the ESAB Change in Control Agreement, our NEOs are entitled to payment in the event of a change in control of the ESAB business, as described in more detail above under the heading “—Additional Compensation Information—Employment Agreements.”

Executive Officer Severance Plan

Mr. Kambeyanda is a participant in Colfax’s Executive Officer Severance Plan, which provides for severance benefits upon termination without cause or for good reason for certain executive officers who are not otherwise contractually entitled to severance compensation pursuant to a separate agreement with the Colfax. Severance provided in the event of termination without “cause” or for “good reason” (as defined in the plan) is a lump sum payment equal to one times the executive’s base salary in effect and a pro rata payment of his or her target annual incentive compensation for the year of termination. The Executive Officer Severance Plan does not provide for any additional change in control benefits. While Messrs. Johnson, Biebuyck, Coble and Jewell are not subject to Colfax’s Executive Officer Severance Plan, ESAB’s current policy, consistent with historical practice, is to provide equivalent treatment for these officers until ESAB Corporation’s Executive Officer Severance Plan becomes effective upon the distribution.

Equity Awards

For awards granted under Colfax’s 2016 Omnibus Incentive Plan, the vesting of outstanding equity awards, other than performance-based awards, accelerates in full upon the death or total and permanent disability of the grantee or, unless assumed or substituted as discussed below, upon a “corporate transaction” (as defined below). The vesting of the outstanding PRSUs accelerates in full upon the death or total and permanent disability of the grantee only if and when the performance criteria for such award are achieved as of the end of the performance period upon certification of the same by Colfax’s Compensation Committee, or immediately if the performance period has already ended and Colfax’s Compensation Committee has certified that the performance criteria have been achieved. The outstanding PRSUs will terminate and cease to vest upon a “corporate transaction,” unless prior to the corporate transaction the achievement of the performance criteria is certified by Colfax’s Compensation Committee, in which case the vesting for the award will accelerate in full unless assumed or substituted as discussed below. While these benefits are available to all of our equity plan participants equally, pursuant to SEC requirements, we have included these acceleration benefits in the table below. In addition, in the event of termination of service other than for death, disability or cause, any stock option awards will remain exercisable to the extent vested for 90 days after termination of service.

A “corporate transaction” under the 2016 Omnibus Incentive Plan for equity awards is generally defined as:

•	the dissolution or liquidation of Colfax or a merger, consolidation, or reorganization of Colfax with one or more other entities in which Colfax is not the surviving entity;

•	a sale of substantially all of Colfax’s assets to another person or entity; or

•

any transaction which results in any person or entity, other than persons who are stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of Colfax stock.

Accelerated vesting upon a “corporate transaction” will not occur to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution of such outstanding awards for similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following such transaction, the award will fully vest and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee shall determine.

On July 25, 2020, Colfax provided a one-time special grant of RSUs under the 2020 Omnibus Incentive Plan to Messrs. Johnson, Biebuyck and Coble. This award accelerates in full upon the death or disability of the grantee or upon a change in control of Colfax (or if such awards are not otherwise assumed in certain other business combinations).

For purposes of these awards, a “change in control” is generally defined as the occurrence of any of the following:

•

the acquisition by any person of beneficial ownership of more than fifty percent (50%) of either the then-outstanding shares of Colfax common stock or the combined voting power of the then-outstanding voting securities of Colfax, subject to certain exceptions;

•	incumbent directors no longer constituting a majority of the board of directors of Colfax; or

•

consummation of a reorganization, merger, consolidation or sale of Colfax or other disposition of all or substantially all of Colfax’s assets (unless, following such business combination, certain thresholds regarding stock ownership and board composition are met); or

•	approval of a complete liquidation or dissolution of Colfax by its stockholders.

Estimate of Payments

The following table provides information related to compensation payable to each NEO assuming termination of such executive’s employment on December 31, 2021, or assuming a change of control or corporate transaction with corresponding qualifying termination occurred on December 31, 2021. Amounts also assume the price of Colfax’s common stock was $45.97, the closing price on December 31, 2021, the last trading day of the fiscal year.

Potential Payments Upon Termination or Change of Control

Executive	Shyam P. Kambeyanda	Kevin Johnson		Olivier Biebuyck	Larry Coble	Curtis Jewell
Letter Agreement/Severance Plan Benefits:
Termination without “cause” or “good reason”
Lump Sum Payment	$700,000	$435,000	(1)	$430,000	$375,000	$339,900
Retention Bonus	$1,260,000	$682,000		$709,500	$598,048	$509,850
Pro Rata Incentive Compensation(2)	$560,000	$247,000		$279,500	$223,048	$169,950
Accelerated Stock Options(3)	$667,213	$131,511		$161,294	$142,719	$98,882
Accelerated PRSUs(4)	$3,828,243	—		—	—	—
Accelerated RSUs(5)	$1,769,431	$409,133		$491,649	$391,067	$313,699
Termination in connection with a “change of control” of Colfax
Lump Sum Payment	$2,520,000	—		—	—	—
Accelerated Stock Options(3)	$667,213	$131,511		$161,294	$142,719	$98,882
Accelerated PRSUs(4)	$3,828,243	—		—	—	—
Accelerated RSUs(5)	$1,769,431	$409,133		$491,649	$391,067	$313,699
NQDC Plans(6)	$574,671	$1,086,126		$375,147	—	$85,474
Termination in connection with a “change of control” of ESAB
Lump Sum Payment	$2,520,000	$1,254,000		$1,419,000	$1,196,096	$1,019,700
NQDC Plans(6)	$574,671	$1,086,126		$375,147	—	$85,474

(1)	This severance amount also includes the estimated cost of relocating Mr. Johnson’s family to Australia in the event his employment is involuntarily terminated by ESAB.
(2)	Assumes achievement at target.
(3)

Stock options accelerate upon death, disability, and, unless assumed or substituted as discussed above, upon a change of control of Colfax, in the case of Mr. Kambeyanda, pursuant to the terms of his change in control agreement with Colfax, as further described above under “Potential Payments Upon Termination or Change in Control of Colfax—Change in Control Agreements” and, in the case of each other NEO, pursuant to the terms of the awards, as further described above under “Potential Payments Upon Termination or Change in Control of Colfax—Equity Awards.” In each case, if assumed or substituted in such change of control of Colfax, stock options shall fully vest in the event that such employee is terminated without cause within one year following the change of control. The amounts in the table assume full vesting.

(4)

Earned but unvested PRSUs for which the performance criteria have been certified as achieved, accelerate upon death, disability and, unless assumed or substituted as discussed above, upon a “corporate transaction” as defined above.

(5)

RSUs under Colfax’s 2016 Omnibus Incentive Plan accelerate upon death, disability and, unless assumed or substituted as discussed above, upon a change of control of Colfax, in the case of Mr. Kambeyanda, pursuant to the terms of his change of control agreement with Colfax, as further described above under “Potential Payments Upon Termination or Change in Control of Colfax—Change in Control Agreements” and, in the case of each other NEO, pursuant to the terms of the awards, as further described above under “Potential Payments Upon Termination or Change in Control of Colfax—Equity Awards.” In each case, if assumed or substituted in such change of control of Colfax, RSUs shall fully vest in the event that such employee is terminated without cause within one year following the change of control. RSUs under Colfax’s 2020 Omnibus Incentive Plan also accelerate upon death, disability and a change in control of Colfax as described above. The amounts in the table assume full vesting.

(6)

Amounts represent the aggregate balance of the NEO’s Non-Qualified Deferred Compensation account as of December 31, 2021. Amounts disclosed under “Termination in connection with a “change of control” of Colfax” assume that the aggregate balance of each NEO’s Non-Qualified Deferred Compensation account was paid out in connection with a change in control of Colfax. For more details on this plan, see “Nonqualified Deferred Compensation” above.

Equity Compensation Plan Information

We expect our Board, upon recommendation of the Compensation Committee, to approve the adoption of the ESAB Corporation 2022 Omnibus Incentive Plan (the “2022 Plan”), which will be effective as of the distribution date. A summary of the material terms of the 2022 Plan is set forth below.

Shares of Common Stock Available

Subject to adjustment as provided in the 2022 Plan, the adoption of the 2022 Plan by our Board and the approval of the 2022 Plan by the stockholders of the Company, the number of shares of common stock that may be issued or transferred

•	upon the exercise of options or stock appreciation rights;

•	as restricted shares released from substantial risks of forfeiture;

•	in payment of performance shares or performance units that have been earned;

•	in payment for restricted stock units;

•	in payment for other share-based awards;

•	in payment of dividend equivalents paid with respect to awards made under the 2022 Plan; or

•	in connection with the equitable adjustment and/or replacement of certain equity-based awards granted by Colfax Corporation (“Colfax”) prior to the separation of the Company from Colfax will not exceed, in the aggregate, 5,500,000 shares. Such shares may be shares of original issuance or treasury shares or a combination of both.

The share reserve under the 2022 Plan will be reduced on a one-for-one basis for shares covered by an award. Canceled, terminated, expired, forfeited or lapsed Awards (as defined in the 2022 Plan) (in whole or in part) shall be added back to the aggregate number of shares of stock reserved and available for issuance pursuant to awards granted under the 2022 Plan (“Total Available Shares”). Any stock-related award that is settled in cash or other consideration shall be added back to the Total Available Shares reserve and available again for issuance pursuant to awards granted under the 2022 Plan. Shares of stock withheld or deducted from an award by the Company to satisfy tax withholding requirements relating to options or stock appreciation rights shall not be added back to the Total Available Shares reserve, but shares of stock withheld or deducted by the Company to satisfy tax withholding requirements relating to full value awards shall be added back to the Total Available Shares reserve and available again for issuance pursuant to awards granted under the 2022 Plan. Performance awards (other than an option or stock appreciation right) where performance criteria were not met shall be added back to the Total Available Shares reserve and shall be available again for issuance pursuant to awards granted under the 2022 Plan. Substitute awards granted will not count against the Total Available Share reserve.

If the full number of shares of stock subject to an option or a stock-settled stock appreciation right is not issued upon exercise of such option or stock appreciation right for any reason, including by reason of a net settlement or net exercise, all such shares of stock that were covered by the exercised option or stock appreciation right shall not be added back to the Total Available Shares reserve and shall not again be available for issuance pursuant to awards granted under the 2022 Plan. If the exercise price of an option is satisfied by the grantee delivering shares of stock to the Company (by either actual delivery or attestation), such shares of stock shall not be added to the Total Available Shares reserve. Shares of stock repurchased on the open market with the proceeds of an option exercise shall not be added to the Total Available Shares reserve and shall not be available for issuance pursuant to awards granted under the 2022 Plan. Any dividend equivalent denominated in shares of stock shall be counted against the Total Available Shares in such amount and at such time as the dividend equivalent first constitutes a commitment to issue shares of stock.

Limit on Awards

The following limits will apply to awards under the 2022 Plan (subject to limited permitted adjustments under the 2022 Plan):

•

With respect to members of the Board who are not officers or employees of the Company (each, an “Outside Director”), the aggregate equity-based and cash compensation granted (measured as of the grant date) under the 2022 Plan or otherwise to each Outside Director during any calendar year will not exceed $350,000, except in the instance of a newly-elected or appointed director or a newly-designated lead director or chair, which limit is then increased to $700,000;

•	A maximum number of shares of common stock that may be issued upon exercise of incentive stock options granted under the 2022 Plan is 5,500,000; and

•	The maximum number of shares of common stock underlying awards to any grantee in any fiscal years is 1,000,000.

Minimum Vesting Requirement

The Compensation Committee will not award more than 5% of the aggregate number of shares of common stock that become available for grant under the 2022 Plan pursuant to awards that are solely subject to a vesting or performance condition that provides for full vesting or completion of the performance period in less than one year following the grant date of the applicable award, subject to the authority of the Compensation Committee to vest awards earlier, as the Committee deems appropriate, in the event of a Change in Control (as defined in the 2022 Plan), in the event of termination of a Service Provider’s (defined below) employment or service or as otherwise permitted by the 2022 Plan.

Eligibility

Our officers and employees, and those of our subsidiaries and affiliates and our non-employee directors may be selected by the Board or Compensation Committee to receive awards under the 2022 Plan. These individuals will be referred to as “Service Providers” in the 2022 Plan, and as participants or grantees in this summary description.

Administration

The Board will delegate to the Compensation Committee the power and authority to administer and implement the 2022 Plan. The Compensation Committee will have the authority to interpret the terms and intent of the 2022 Plan, determine eligibility and terms of awards for participants and make all other determinations necessary or advisable for the administration of the 2022 Plan. To the extent permitted by law, the Board or Compensation Committee may delegate authority under the 2022 Plan to a member of the Board or officer of the Company, who may administer the 2022 Plan with respect to employees or other service providers of the Company who are not officers or directors.

Amendment or Suspension

The Board may amend, suspend or terminate the 2022 Plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the 2022 Plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of the NYSE.

Effective Date and Term

The 2022 Plan will be effective as of the distribution date (the “Effective Date”) and will expire on the ten (10) year anniversary of the Effective Date unless earlier terminated by our Board. In no event will any award under the 2022 Plan be granted on or after the tenth anniversary of its effective date, and no award of incentive stock options will be granted on or after the distribution date.

Options

An option granted under the 2022 Plan is the option to purchase one or more shares of common stock pursuant to the 2022 Plan that is either an incentive stock option or a non-qualified stock option. An option granted under the 2022 Plan will be exercisable only to the extent that it is vested on the date of exercise. Exercisability of options may be subject to future service requirements, to the achievement of one or more of the performance objectives of the Company or to such other terms and conditions as the Board or the Compensation Committee, in its sole discretion, may impose. No option may be exercisable more than ten years from the option grant date, and subject to limited exceptions, shall be subject to the minimum vesting requirement. The exercise price per share under each option granted under the 2022 Plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a 10% stockholder, of the fair market value of the common stock on the option grant date. Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to the Company or any other method permitted by law and approved by the Compensation Committee. Promptly after payment, the grantee is entitled to issuance of the shares of stock subject to the option. The 2022 Plan will not permit reloading of options and, except in connection with adjustments for changes in capitalization, will prohibit repricings without stockholder approval.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000. Incentive stock options will be non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The Compensation Committee may, in its discretion, authorize in an Award Agreement (as defined in the 2022 Plan) that an award of options, other than incentive stock options, also may be transferred to family members by gift or other transfers deemed not to be for value.

Stock Appreciation Rights (SAR)

A SAR confers on the grantee the right to receive, upon exercise, the excess of the (a) fair market value of one share of stock on the date of exercise over (b) the SAR exercise price determined by the Board or the Committee. The award agreement shall specify the SAR exercise price, which shall be at last the fair market value on the date of grant. SARs may be granted in tandem with another award. The Board or Committee shall determine all other terms and requirements relating to the SAR, including method of exercise and settlement. SARs will be subject to the minimum vesting requirement, shall have a term of not more than ten years from the date of grant, and may be transferable to a family member if specified in the award agreement. The 2022 Plan will prohibit repricings of SARs without stockholder approval except in connection with adjustments for changes in capitalization. The Compensation Committee may, in its discretion, authorize in an award agreement that an award of SARs may be transferred to family members by gift or other transfers deemed not to be for value. Otherwise SARs are non-transferable, except for transfers by will or the laws of descent and distribution.

Restricted Stock and Restricted Stock Units

Restricted stock means one or more shares of common stock awarded subject to restrictions, and restricted stock units means a bookkeeping entry representing the equivalent of one share of common stock awarded subject to restrictions. The restriction may be a period of time or other and additional restrictions, and the restricted stock or stock unit may not be sold, transferred, assigned, pledged, encumbered or otherwise disposed of during the restricted period or while subject to restrictions. Restricted stock units may be settled in stock, cash, or a combination of both, as determined by the Board or the Compensation Committee. Unless otherwise specified in the award agreement, the holder of restricted stock shall have the right to vote and to receive dividends, and the holder of a stock unit shall not. Restricted stock and restricted stock units will be subject to the minimum vesting requirements.

Dividend Equivalent Rights

A dividend equivalent right is an award entitling the grantee to receive credits based on cash distributions that would have been paid on the shares of common stock specified in the dividend equivalent right (or such other award to which is relates) if such shares of common stock had been issued to and held by the recipient. The Compensation Committee will be authorized to grant dividend equivalents to a participant in connection with an award under the 2022 Plan (other than options or SARs), or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common stock equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or at the end of any applicable vesting period, or may be deemed to have been reinvested in additional common stock, and will be subject to such risks of forfeiture as the Compensation Committee may specify. Dividend equivalent rights paid on awards subject to performance criteria will not vest unless such performance goals for such awards are achieved, and if such performance goals are not achieved, the payments made in connection with the dividend equivalent rights will be repaid to the Company. Grants of dividend equivalent rights will be subject to the minimum vesting requirements.

Performance Units and Performance Shares

A performance share means a performance award denominated in shares of common stock, the value of which is determined as a function of the extent to which corresponding performance criteria have been achieved. Performance units means a performance award denominated in a stock unit, the value of which is determined as a function of the extent to which corresponding performance criteria have been achieved. The Board or the Compensation Committee may award performance shares and performance units in such amounts and upon such terms as the Board or the Compensation Committee may determine. Each performance share will have an initial value that is equal to the fair market value of a share of common stock on the date of grant. Each award of performance units or performance shares will have an actual or target number of shares of common stock set by the Compensation Committee. The Compensation Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value or number of performance units or performance shares that will be paid out to a participant. The Compensation Committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock (or a combination of both) equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the Compensation Committee deems appropriate. The Compensation Committee may provide for payment of dividends or dividend equivalents to the grantee in cash or additional shares, subject in all cases to deferral and payment on a contingent basis based on earning of the performance shares or units with respect to which the dividends or dividend equivalents are paid. Performance shares and performance units will be subject to minimum vesting requirements.

Unrestricted Stock

The Board or the Compensation Committee may award (or sell at par value or such other higher purchase price determined by the Board or the Compensation Committee) unrestricted stock, free of any restrictions such as vesting requirements, in such amounts and upon such terms as the Board or the Compensation Committee may determine.

Conversion Awards

The Company will be authorized to issue awards (“Conversion Awards”) in connection with the equitable adjustment and/or replacement of certain equity-based awards granted by Colfax prior to the separation of the Company from Colfax. The Compensation Committee shall determine the number of shares of common stock subject to a Conversion Award and the exercise price of any Conversion Award that is an option.

Director Compensation

Christopher Hix, Daniel Pryor, and Bradley Tandy served as our directors in 2021. Each director was an employee of Colfax during that time and did not receive any compensation for such board service.

Pursuant to our non-employee director compensation policy that we expect to adopt prior to the distribution, each of our non-management directors will receive the following compensation following the distribution:

•	an annual cash retainer of $90,000;

•	an annual equity award valued at $145,000, which will consist of restricted stock units or stock options (or a combination of both) as determined by the Board each year; and

•

a $20,000 annual retainer for service as the Chair of our Audit Committee and a $15,000 annual retainer for service as Chair of the Compensation Committee or of the Nominating and Corporate Governance Committee.

Mr. Rales, who we expect to be our non-executive Chairman of the Board, will be entitled to receive an annual cash retainer of $1 and will not receive any other cash fees or the annual equity award described above.

ESAB has adopted a Director Deferred Compensation Plan, effective upon the distribution, which permits directors to receive, at their discretion, deferred stock units (“DSUs”) in lieu of their annual cash retainers and committee chairperson retainers. A director who elects to receive DSUs receives a number of units determined by dividing the cash fees earned during, and deferred for, the quarter by the closing price of our common stock on the date of the grant, which is the last trading day of the quarter. A director also may convert director restricted stock unit grants to DSUs under the plan. DSUs granted to directors convert to shares of ESAB common stock after termination of service from the Board, based upon a schedule elected by the director in advance. In the event that a director elects to receive DSUs, the director will receive dividend equivalent rights on such DSUs to the extent dividends are issued on ESAB common stock. Dividend equivalents are deemed reinvested in additional DSUs (or fractions thereof) at the dividend payment date. ESAB will reimburse all directors for travel and other necessary business expenses incurred in the performance of their services on our Board and the committees thereof and extend coverage to them under our directors’ and officers’ indemnity insurance policies.

Upon the completion of the distribution, any of our directors who is an Enovis employee but is not employed by us shall be deemed to be a non-management director for purposes of our non-employee director compensation policy and, as such, will be eligible to receive compensation for his or her services as one of our directors pursuant to such policy.

TREATMENT OF OUTSTANDING EQUITY AWARDS AT THE TIME OF THE DISTRIBUTION

We expect that Colfax equity awards outstanding at the time of the distribution will be adjusted using the following principles:

•	For each award recipient, the intent is to maintain the economic value of those awards before and after the distribution date.

•

For ESAB employees and directors at the time of distribution, except for any shares or units deferred under the Colfax Director Deferred Compensation Plan, the awards will be converted into ESAB equity awards and denominated in shares of our common stock.

•	For Colfax employees and directors, the awards will remain Colfax equity awards.

•

For Mr. Vinnakota, who will continue to serve as a director of Enovis and is expected to serve as a director of ESAB, except for any shares or units deferred under the Colfax Director Deferred Compensation Plan, 50% of his awards will be converted into ESAB equity awards and 50% will remain Colfax equity awards.

•

For Mr. Hix, who will continue to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer and is expected to serve as an ESAB non-employee director, 50% of his RSU and PRSU awards will be converted into ESAB equity awards; and his stock options and the remainder of his RSU and PRSU awards will remain Enovis equity awards.

The following table provides additional information regarding the adjustments expected to be made to each type of Colfax equity award pursuant to an employee matters agreement between Enovis and ESAB. As a result of the adjustments to such awards in connection with the separation, the precise number of shares of our common stock or Enovis common stock, as applicable, to which the adjusted awards will relate will not be known until the distribution date or shortly thereafter.

Type of Award	ESAB Employees	Enovis Employees
Stock Options	Colfax stock options will be converted into options of comparable value to purchase ESAB common stock.	Continue to hold Colfax stock options, equitably adjusted as necessary to reflect the distribution.

RSUs	Colfax RSUs will be converted into RSUs of comparable value relating to ESAB common stock.	Continue to hold Colfax RSUs, equitably adjusted as necessary to reflect the distribution.

PRSUs	Colfax PRSUs that are unvested and outstanding at the distribution date will either (i) be earned at target if the performance period is less than fifty percent (50%) complete as of the distribution date or (ii) be earned at the then current performance (as of the distribution date) if the performance period is fifty percent (50%) or more complete as of that date; such awards will then be converted into PRSUs of comparable value relating to ESAB common stock and will not fully vest until the end of the original performance period.	Colfax PRSUs that are unvested and outstanding at the distribution date will either (i) be earned at target if the performance period is less than fifty percent (50%) complete as of the distribution date or (ii) be earned at the then current performance (as of the distribution date) if the performance period is fifty percent (50%) or more complete as of that date; such awards will then be equitably adjusted as necessary to reflect the distribution and will not fully vest until at the end of the original performance period.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Enovis

Following the separation, we and Enovis will operate separately, each as an independent public reporting company. We and Enovis will enter into a separation agreement that will effectuate the separation and distribution. We and Enovis will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, an EBS license agreement and a stockholder’s and registration rights agreement. The separation agreement, transition services agreement, tax matters agreement, employee matters agreement, intellectual property matters agreement, EBS license agreement and stockholder’s and registration rights agreement will provide a framework for our relationship with Enovis after the separation and provide for the allocation between ESAB and Enovis of Enovis’s assets, liabilities and obligations attributable to periods prior to, at and after our separation from Enovis.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which will be filed as exhibits to this information statement. When used in this section, “distribution date” refers to the date on which Enovis commences distribution of our common stock to the holders of shares of Enovis common stock.

The Separation and Distribution Agreement

We intend to enter into a separation agreement with Enovis immediately prior to the distribution of our common stock to Enovis stockholders. The separation agreement will set forth our agreements with Enovis regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Enovis following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be allocated to each of Enovis and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Enovis retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Enovis. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•

“ESAB Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, business records, rights to indemnification and permits, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“ESAB Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•

all of the liabilities (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the effective time of the separation) to the extent related to, arising out of or resulting from our business, our assets or

Enovis’s previously divested Fluid Handling Business and Air and Gas Handling Businesses (together, the “Discontinued Businesses”), including any and all asbestos-related contingencies and liabilities related to, arising out of or resulting from the Discontinued Businesses;

•

all of the liabilities as of the effective time of the separation that would have resulted in such liabilities being included or reflected as liabilities or obligations of ESAB or its subsidiaries on our pro forma balance sheet;

•	liabilities based upon, relating to or arising from our contracts;

•	liabilities based upon, relating to or arising from our intellectual property;

•	liabilities based upon, relating to or arising out of our permits;

•	liabilities based upon, relating to or arising out of our real property leases;

•	liabilities based upon, relating to or arising out of our owned property;

•

liabilities with respect to terminated, divested or discontinued businesses, assets or operations that were of such a nature that they would have been part of our business had they not been terminated, divested or discontinued;

•

“Environmental Liabilities” (as defined in the separation agreement) arising at, prior to or after the effective time of the separation to the extent based upon, relating to or arising from the conduct of our business or the Discontinued Businesses;

•	liabilities arising out of claims by any third party against us to the extent relating to, arising out of or resulting from our business, our assets or the Discontinued Businesses; and

•

all assets and liabilities of Enovis will be retained by or transferred to Enovis or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are generally covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary approvals or notifications are not obtained or made or that any requirements of laws or judgments are not complied with. In general, neither we nor Colfax will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash Distribution

Pursuant to the separation agreement, we will distribute approximately $1.2 billion to Colfax in partial consideration of the transfer of the ESAB Assets to us in connection with the separation.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of the distribution, each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Enovis will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities retained by Enovis and its subsidiaries and to remove Enovis and its subsidiaries as a guarantor of liabilities to be assumed by us.

Shared Contracts and Permits

In the event any contract or permit is not an ESAB Asset and is shared between Enovis and ESAB, such contract or permit shall remain with Enovis, however the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract or permit after the separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities of such party, liabilities arising from, or in connection with, the transactions and other activities to implement the separation and distribution and liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the separation (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the effective time of the separation) to the extent relating to, arising out of or resulting from such party’s business, assets and liabilities (and, with respect to us, the Discontinued Businesses). The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Enovis under the separation agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its past, present and future officers, directors, employees and agents for any losses relating to, arising out of or resulting from, directly or indirectly:

•	the liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	any breach by the indemnifying party of the separation agreement or any ancillary agreement (unless such other ancillary agreement expressly provides for separate indemnification therein);

•	any third-party claims that the use of the indemnifying party’s intellectual property by the other party infringes the intellectual property rights of such third-party;

•	any guarantee, indemnification or contribution obligation, letter of credit, bond or similar credit support commitment by the other party for the benefit of the indemnifying party; and

•	any untrue statement or alleged untrue statement of material fact or omission by such indemnifying party in the Form 10, this information statement or any other disclosure document.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Legal Matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement will assume the liability for, and may elect to control, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance

Following the separation, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the separation, we may seek coverage under Enovis third-party insurance policies in effect prior to the separation to the extent that coverage may be available thereunder.

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Enovis will, without the consent of the other party, solicit or hire an employee of the other party or its subsidiaries for one (1) year following the separation.

Dispute Resolution

If a dispute arises between us and Enovis under the separation agreement, the parties will first seek to settle the matter amicably by negotiation in the normal course of business at the operational level for a 30-day period. If the parties are unable to resolve the dispute in such manner, executives of the parties will negotiate to resolve such dispute for an additional 30-day period. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

Prior to the effective time of the separation, Enovis has the unilateral right to terminate or modify the terms of the separation agreement and related agreements. After the distribution, the term of the separation agreement is indefinite and it may only be terminated with the prior written consent of both Enovis and us.

Separation Costs

All costs with respect to the separation incurred in connection with the transactions contemplated by the separation agreement will be allocated between Enovis and us in accordance with the separation agreement and the tax matters agreement.

Any costs or expenses incurred by a party for actions requested by the other party to vest in such party all of the transferring party’s right, title and interest to the assets allocated to such party shall be borne by the requesting party.

Treatment of Intercompany Arrangements

Except as otherwise set forth in the separation agreement, upon completion of the separation, all intercompany balances, accounts and agreements between Enovis or any subsidiary of Enovis (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated.

Other Matters Governed by the Separation Agreement

Other matters governed by the separation agreement include, among others, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We and Enovis will enter into a transition services agreement that will be effective upon the distribution, pursuant to which Enovis and its subsidiaries and we and our subsidiaries will provide to each other various services on a transitional basis. The transition services will include various services or functions, many of which currently use a shared technology platform, including human resources, payroll, certain information technology services, treasury services and financial reporting services. The charges for the transition services generally are expected to allow the providing company to fully recover all internal and external costs and expenses it actually incurs in connection with providing the service, (including a reasonable allocation of overhead) without further markup and are based on pass-through billing, percent of use billing or fixed fee monthly billing. The transition services shall be provided in the manner and at a level substantially consistent with that provided by the respective providing company immediately preceding the Distribution Date.

The term for each of the transition services to be provided under the agreement will be set forth in the service schedules, and it is anticipated that all of the services will expire within two years following the distribution. The transition services will also be terminable under certain circumstances, including but not limited to, in the event of any uncured material breach by the other party or its applicable affiliates. The recipient of a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days. Each recipient of services will indemnify the providing company from all liabilities and losses for claims to the extent resulting from or arising out of any third party claim to the extent resulting from or arising out of the transition services agreement or any operations or activities of the recipient affected by the services provided to it, except to the extent resulting from or arising out of the providing company’s fraud, gross negligence or intentional misconduct in the provision of services by such providing company. Each providing company of transition services shall indemnify the recipient of such services from all liabilities and losses to the extent resulting from or arising out of any third party claim to the extent resulting from or arising out of the providing company’s fraud, gross negligence or intentional misconduct in the provision of services by it.

Tax Matters Agreement

Prior to the distribution, we and Enovis will enter into a tax matters agreement that will govern our respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

In general, we will be liable for all U.S. federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) that are (i) imposed with respect to tax returns that include both us and Enovis, to the extent such taxes are attributable to us or our businesses for any tax period (or portion thereof) beginning after the distribution, or (ii) imposed with respect to tax returns that include only us. Notwithstanding the foregoing, we will be liable for (x) one-half of any additional taxes due as a result of any audit adjustments imposed with respect to tax returns for pre-distribution tax periods that include both us and Enovis and (y) certain taxes that are attributable to our businesses that are imposed with respect to certain unitary tax returns filed by Enovis or incurred as a result of restructuring activities undertaken to effectuate the distribution.

The distribution, together with certain related transactions, is intended to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Pursuant to the tax matters agreement, taxes incurred by Enovis or us relating to or arising out of the failure of the intended tax treatment will generally be shared equally by Enovis and us. If, however, such failure is attributable to certain acts or omissions by us, inaccuracies, misrepresentations or misstatements relating to us or events involving our stock or assets, we will generally bear such taxes. Under certain circumstances, including if the failure is attributable to Enovis or an event involving Enovis’s stock or assets, Enovis will bear such taxes.

The tax matters agreement will require us to comply with the representations made in the private letter ruling Colfax has received and in materials submitted to the IRS in connection therewith and to legal counsel in connection with the tax opinion Enovis expects to receive regarding the intended tax treatment of the distribution and certain related transactions. The tax matters agreement will also restrict our ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment. In particular, in the two years following the distribution, we may be restricted from, among other things, (i) entering into transactions pursuant to which more than five percent (5%) of our equity would be issued or acquired, whether by merger or otherwise, (ii) ceasing to actively conduct certain of our businesses or (iii) disposing of more than a threshold amount of assets used in our business, in each case, unless we obtain a waiver from Enovis or receive a private letter ruling from the IRS or an unqualified opinion of a nationally recognized tax advisor that such action will not cause a failure of the intended tax treatment. Notwithstanding receipt of such ruling or opinion, in the event that such action causes a failure of the intended tax treatment, we could be responsible for taxes arising therefrom.

Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Enovis under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Enovis were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

Employee Matters Agreement

We and Enovis will enter into an employee matters agreement immediately prior to the distribution date that will govern our and Enovis’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Transfers of Employees and Assumption and Retention of Liabilities

The employee matters agreement will provide that Enovis will use its reasonable best efforts to cause the employees and independent contractors that exclusively or primarily are engaged in our business or who are necessary for our ongoing operations to be transferred to us prior to the distribution date. From the distribution date, Enovis will assume or retain (i) all liabilities in relation to Enovis employees, including in relation to termination and whenever incurred, (ii) all liabilities under Enovis benefit arrangements, whenever incurred and (iii) all other liabilities or obligations assigned to Enovis under the employee matters agreement. We will retain, accept or assume (i) all liabilities in relation to our employees, former service providers and independent contractors, including in relation to termination and whenever incurred, (ii) all liabilities under our benefit arrangements, whenever incurred and (iii) all other liabilities or obligations assigned to us under the employee matters agreement.

Treatment of Outstanding Enovis Equity Awards

The employee matters agreement will provide that each Enovis equity award held by our employees and directors that is outstanding immediately prior to the distribution will be assumed by us and converted into an ESAB equity award denominated in shares of ESAB common stock with a comparable value, based on an equity award adjustment ratio to be adopted by Enovis for purposes of making equitable adjustments to the Enovis equity awards held by our employees and directors. For each equity award holder, the intent is to maintain the economic value of the equity awards before and after the distribution. The terms of the equity awards, such as the award period, exercisability and vesting schedule, as applicable, will generally continue unchanged. However, unvested and outstanding PRSUs will be earned on the distribution date either (i) at target if the performance period is less than fifty percent (50%) complete as of the distribution date or (ii) at the then current performance (as of the distribution date) if the performance period is fifty percent (50%) or more complete as of that date. Although performance is determined as of the distribution date, such converted PRSUs will not fully vest until the end of the applicable performance period stated in the original award agreement. As a result of the adjustments to the equity awards, the precise number of shares of ESAB common stock to which the adjusted equity awards will relate will not be known until the distribution or shortly thereafter. For Mr. Vinnakota, except for any shares or units deferred under the Colfax Director Deferred Compensation Plan, 50% of his awards will be converted into ESAB equity awards and 50% will remain Enovis equity awards. For Mr. Hix, 50% of his RSUs and PRSUs will be converted into ESAB equity awards, while his Enovis stock options will remain Enovis stock options. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.” As of the distribution date, our ESAB Corporation 2022 Omnibus Incentive Plan, generally similar to the Enovis 2020 Omnibus Incentive Plan, will be effective to provide the ESAB equity awards described above, and future equity-based awards to our employees and non-employee directors that, similar to the Enovis 2020 Omnibus Incentive Plan, include stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, performance shares, performance units, substitute awards and conversion awards.

Treatment of Enovis Benefit and Compensation Plans

The employee matters agreement will provide that, no later than following the distribution date, our employees generally will no longer participate in benefit and compensation plans sponsored or maintained by Enovis and will commence participation in our benefit and compensation plans, which are expected to be generally similar to the existing Enovis benefit and compensation plans.

Effective January 1, 2022, our eligible U.S. employees commenced participation in our ESAB Group, Inc. 401(k) retirement plan (with their account balances transferred from the Colfax 401(k) retirement plan), comprehensive welfare benefits plan, Internal Revenue Code Section 125 cafeteria plan, ESAB Nonqualified Plan (with account balances transferred from the Colfax Nonqualified Plan), Excess Benefits Plan (frozen to new participants with account balances transferred from the Colfax Excess Benefit Plan), and ESAB Corporation annual incentive plan, all of which are generally similar to the Enovis plans in which our U.S. employees participated. To the extent an ESAB employee on short-term disability prior to the distribution date becomes eligible for long-term disability benefits, such long-term disability benefits will be provided under the Enovis long-term disability insurance policy.

No later than the distribution date, ESAB employees’ accrued time-off benefits will carryover from Enovis to ESAB, and workers’ compensation claims (including claims incurred but not reported) and liabilities relating thereto will be assumed by ESAB.

Prior to the distribution, the ESAB Group, Inc.will assume sponsorship of the Colfax U.S. defined benefit pension plan (which is frozen as to accruals and new participants), in which our current and former employees are among the participants, and all liabilities thereunder. As of the distribution date, our ESAB Corporation executive officer severance plan and non-employee director deferred compensation plan, which are generally similar to the corresponding Enovis executive officer severance plan and non-employee director deferred compensation plan, will become effective to provide severance benefits to our officers upon certain terminations, and to provide non-employee directors the opportunity to defer payment of director fees and equity awards.

New employee benefit plans and compensation plans for our non-U.S. employees are not anticipated to be required. However, the employee matters agreement contains a provision relating to the obligations of ESAB with respect to non-U.S. plans in the event it is determined that a non-U.S. ESAB employee is participating in a non-U.S. plan of Enovis.

General Matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and Termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Enovis and us.

Intellectual Property Matters Agreement

We and Enovis will enter into an intellectual property matters agreement pursuant to which Enovis will grant to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) and worldwide license to use certain intellectual property rights retained by Enovis. We will be able to sublicense our rights in connection with activities relating to our and our affiliates’ business but not for independent use by third parties.

We will also grant back to Enovis a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) and worldwide license to continue to use certain intellectual property rights owned by or transferred to us. Enovis will be able to sublicense its rights in connection with activities relating to Enovis’s and its affiliates’ retained business but not for independent use by third parties. The term of the intellectual property matters agreement is perpetual.

The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Enovis’s retained know-how, trade secrets (excluding EBS), copyrights or patents is used in any of our businesses, and, as such, applies to all portions of our businesses. However, we believe there may be relatively little use of such retained trade secrets, copyrights or patented technology in our businesses, and as a result, we do not believe that the intellectual property matters agreement has a material impact on any of our businesses.

EBS License Agreement

We and Enovis will enter into an EBS license agreement pursuant to which Enovis will grant us a royalty-free, non-exclusive, worldwide, and non-transferable license to use, solely in support of our business, the Colfax Business System, which will be rebranded as “Enovis Growth Excellence Business System” in connection with Colfax’s name change to Enovis Corporation, and referred to in this information statement and the EBS license agreement as “EBS.” We will be able to sublicense such license to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries). In addition, we and Enovis will each license to each other improvements made by such party to EBS during the first two years of the term period of the EBS license agreement.

The term of the EBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us.

Stockholder’s and Registration Rights Agreement

We and Enovis will enter into a stockholder’s and registration rights agreement pursuant to which we will agree that, upon the request of Enovis or certain subsequent transferees as further defined therein, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Enovis. Such agreement will also include customary voting restrictions on the shares of ESAB common stock retained by Enovis, as described below.

Demand registration

For so long as Enovis holds the shares of our common stock, Enovis will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by Enovis, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor more than three total demand registrations or more than one demand registration in any 60 day period. Enovis will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Enovis, Enovis will have the right to include its shares of our common stock in that offering.

Registration expenses

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the stockholder’s and registration rights agreement. Enovis will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Enovis and, in limited situations, by Enovis for the benefit of us with respect to the information provided by Enovis included in any registration statement, prospectus or related document.

Transfer

If Enovis transfers shares covered by the agreement, it will be able to transfer the benefits of the stockholder’s and registration rights agreement to transferees of 5% or more of the shares of our common stock that Enovis beneficially owned immediately following the distribution, provided that each transferee agrees to be bound by the terms of the stockholder’s and registration rights agreement.

Voting Restrictions

Enovis will agree to vote any shares of our common stock that it retains immediately after the distribution in proportion to the votes cast by our other stockholders. In connection with such agreement, Enovis will grant us a proxy to vote its shares of our retained common stock in such proportion. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Enovis to a person other than Enovis, and neither the stockholder’s and registration rights agreement nor proxy will limit or prohibit any such sale or transfer.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act; or

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act.

Registration Rights Agreement with Rales Holders

We intend to enter into a registration rights agreement with the Rales Holders. Pursuant to the agreement, the Rales Holders and their permitted transferees will have certain registration rights for the resale of certain shares of our common stock, as set forth below. Such registration rights will become available to the Rales Holders one year post distribution and will terminate when (i) such Rales Holder (and any of its Rule 144 affiliates, if any) holds less than 1% of the outstanding common stock, and (ii) all shares of common stock held by such Rales Holder are eligible to be sold in a 90-day period without restriction under Rule 144.

Demand registration

After one year post distribution, the Rales Holders will be entitled to certain demand registration rights. The Rales Holders may request that we effect a registration statement under the Securities Act of all or part of such Rales Holder’s common stock provided that such request for registration has a then-current market value of at least $25 million. In the event of a demand registration, we will be required to maintain the continuous effectiveness of the applicable registration statement for a period of at least 180 days after the effective date or such shorter period in which all shares of common stock included in such registration statement have been sold.

Piggy-back registration

After one year post distribution, the Rales Holders will be entitled to certain piggy-back registration rights. If we propose to file a registration statement under the Securities Act relating to the offering of our common stock, either for our own account or for the account of other holders, in connection with such offering, the Rales Holders will be able to request that we include their respective common stock in such registration. As a result, whenever we propose to file a registration statement under the Securities Act, the Rales Holders will be entitled to notice of the registration and have the right, subject to certain limitations, to include their common stock in the registration. We will have the right to terminate or withdraw any registration initiated by us prior to the effectiveness of such registration statement whether or not any Rales Holders have elected to include their common stock in such Registration Statement without any liability on the part of ESAB; provided, however, that we will be responsible for paying any registration expenses in connection with such filing or proposed filing other than any fees or disbursements of counsel to the Rales Holders which shall be the sole obligation of the Rales Holders.

Form S-3 registration

After one year post distribution, so long as we are eligible to file a registration statement on Form S-3, the Rales Holders will be entitled to certain Form S-3 registration rights. The Rales Holders will be able to request that we file a registration statement on Form S-3 for a public offering of their common stock provided that such request must reasonably anticipate aggregate proceeds of at least $25 million. The Rales Holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to take any action if we have effected a demand registration or S-3 registration within the 180-day period immediately preceding the date of such request. We will use our reasonable best efforts to keep such Form S-3 registration statement continuously effective under the Securities Act until the earlier of (i) the date as of which all common stock held by the Rales Holders have been sold pursuant to the S-3 registration statement or another registration statement filed under the Securities Act and (ii) the date as of which each of the Rales Holders is permitted to sell its common stock without registration pursuant to Rule 144 under the Securities Act or volume limitations or other restrictions on transfer.

Registration expenses

Except as otherwise provided in the agreement, the Rales Holders will be responsible for all registration expenses in connection with all registrations pursuant to the agreement. In addition, the Rales Holder shall pay all underwriting discounts and fees, brokerage and sales commissions, and transfer and documentary stamp taxes, if any, and all fees and expenses of counsel to such Rales Holder.

Assign

The Rales Holders may not assign this agreement without the prior written consent of ESAB. In the event ESAB consents to an assignment, any such assignment will only be effective upon receipt by ESAB of a written joinder agreement from such transferee to be bound by the applicable terms of the agreement.

Procedures for Approval of Related Person Transactions

The Board is expected to adopt a written policy on related person transactions. This policy was not in effect when we entered into the transactions described above. Each of the agreements between us and Colfax and its subsidiaries that have been entered into prior to the distribution, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. Under this written related person transactions policy, the Nominating and Corporate Governance Committee of the Board is expected to be required to review and if appropriate approve all related person transactions, prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if our management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Corporate Governance Committee at the Nominating and Corporate Governance Committee’s next meeting. The Nominating and Corporate Governance Committee is required to review and consider all relevant information available to it about each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Corporate Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Pursuant to the policy, the Nominating and Corporate Governance Committee is required to evaluate each potential related person transaction, including, subject to certain exceptions, any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Nominating and Corporate Governance Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Corporate Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock will be owned beneficially and of record by Colfax. After the distribution, Enovis will own 10% our common stock.

The following tables set forth information with respect to the expected beneficial ownership of our common stock immediately after the distribution by: (1) each person expected to beneficially own more than five percent of our common stock, (2) each expected director and named executive officer, and (3) all of our expected directors and executive officers as a group based upon the distribution ratio. We based the share amounts on each person’s beneficial ownership of Colfax common stock as of March 1, 2022, assuming a distribution ratio of one share of our common stock for every three shares of common stock of Colfax. Solely for the purposes of this table, we assumed that approximately 59,997,743 of our shares of common stock were issued and outstanding as of March 1, 2022 based on Colfax common stock outstanding as of such date and the distribution ratio. The actual number of shares of our common stock to be outstanding following the distribution will be determined on the record date for the distribution. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated, the address of each director and executive officer shown in the table below is c/o ESAB Corporation, 909 Rose Avenue, 8th Floor, North Bethesda, MD 20852.

	Common stock beneficially owned before the distribution		Common stock beneficially owned after the distribution
Name and address of Beneficial Owner	Number	%	Number	%
5% Beneficial Owner
Colfax Corporation(1)	59,997,743	100	5,999,774	10.0
T. Rowe Price Associates, Inc.(2)	—	—	6,165,930	10.3
BlackRock, Inc.(3)	—	—	3,700,199	6.2
The Vanguard Group(4)	—	—	4,196,810	7.0

Directors and Executive Officers
Shyam Kambeyanda	—	—	91,623	*
Kevin Johnson	—	—	14,319	*
Olivier Biebuyck	—	—	10,772	*
Larry Coble	—	—	23,864	*
Michele Campion	—	—	2,148	*
Curtis Jewell	—	—	8,806	*
Vusa Mlingo	—	—	—	—
Mitchell P. Rales	—	—	3,150,153	5.3
Christopher Hix	—	—	35,133	*
Patrick W. Allender	—	—	83,413	*
Didier Teirlinck	—	—	10,150	*
Rajiv Vinnakota	—	—	8,992	*
Rhonda L. Jordan	—	—	18,338	*
Robert S. Lutz	—	—	—	—
Stephanie M. Phillipps	—	—	—	—
All Directors and Executive Officers as a Group (15 persons)	—	—	3,457,711	5.8%

*	Represents beneficial ownership of less than 1%.
(1)	The business address of Colfax Corporation is 2711 Centerville Road, Suite 400, Wilmington, DE 19808.
(2)

The amount shown and the following information is derived from a Schedule 13G/A filed February 14, 2022 by T. Rowe Price Associates, Inc. (“Price Associates”), which sets forth Price Associates’ beneficial ownership in Colfax Corporation as of December 31, 2021. According to the Schedule 13G/A, Price Associates has sole voting power over 7,492,479 shares of Colfax common stock and sole dispositive power over 18,497,791 shares of Colfax common stock. The business address of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202.
(3)

The amount shown and the following information is derived from a Schedule 13G filed February 8, 2022 by BlackRock, Inc. (“BlackRock”), which sets forth BlackRock’s beneficial ownership in Colfax Corporation as of December 31, 2021. According to the Schedule 13G, BlackRock has beneficial ownership of 11,100,599 shares of Colfax common stock. The business address of BlackRock is BlackRock, Inc. 55 East 52nd Street, New York, NY 10055.

(4)

The amount shown and the following information is derived from a Schedule 13G/A filed February 9, 2022 by The Vanguard Group (“Vanguard”), which sets forth Vanguard’s beneficial ownership in Colfax Corporation as of December 31, 2021. According to the Schedule 13G/A, Vanguard has shared voting power of 65,882 shares of Colfax common stock, sole dispositive power over 12,416,872 shares of Colfax common stock, and shared dispositive power over 173,560 shares of Colfax common stock. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

THE SEPARATION AND DISTRIBUTION

Background

On March 4, 2021, Colfax announced its intention to separate its fabrication technology business and specialty medical technology businesses.

It is expected that the Colfax Board, or a duly authorized committee thereof, will approve the pro rata distribution of 90% of our issued and outstanding shares of common stock on the basis of one share of our common stock for every three shares of Colfax common stock held as of the close of business on the record date of March 22, 2022.

On April 4, 2022, the distribution date, each Colfax stockholder will receive one share of our common stock for every three shares of Colfax common stock held at the close of business on the record date for the distribution, as described below. Colfax stockholders will receive cash in lieu of any fractional shares of our common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Colfax common stock or take any other action to receive your shares of our common stock in the distribution. The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.”

Reasons for the Separation

The Colfax Board determined that the separation of Colfax’s fabrication technology business from the remainder of its businesses would be in the best interests of Colfax and its stockholders and approved the plan of separation. A wide variety of factors were considered by the Colfax Board in evaluating the separation. The Colfax Board considered the following potential benefits of the separation:

•

Improved Investor Alignment. The separation will allow investors to separately value each company based on its distinct investment identity. Our businesses differ from Colfax’s other businesses in several respects, such as the market for products and services, manufacturing processes and R&D capabilities. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on its distinct characteristics. The separation is expected to enhance our ability to use stock as an acquisition currency and as a way to attract and award employees.

•

Tailored Capital Structure and Allocation of Capital. The separation will permit us to concentrate our financial resources solely on our own operations without having to compete with other Colfax businesses for investment capital. This will provide greater flexibility to invest capital in our business in a time and manner appropriate for our distinct strategy and business needs. The separation will also create an independent equity structure that will afford us with direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities and effect future acquisitions utilizing our common stock.

•	Increased Operating Flexibility. The separation will allow each company to have increased operating flexibility and resources to capitalize on growth opportunities in their respective markets.

•

Sharpened Strategic Focus. The separation will allow each company to more effectively pursue its distinct operating priorities and strategies and enable its respective management to focus exclusively on its unique opportunities for long-term growth and profitability.

The Colfax Board also considered the following potentially negative factors in evaluating the separation:

•	Loss of Joint Purchasing Power and Increased Costs. As a current part of Colfax, the fabrication technology business that will become our business benefits from Colfax’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Colfax obtained prior to the separation. We may also incur costs for certain functions previously performed by Colfax, such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	Disruptions to the Businesses as a Result of the Separation. The actions required to separate our and Colfax’s respective businesses could disrupt our and Enovis’s operations after the separation.

•

Increased Significance of Certain Costs and Liabilities. Certain costs and liabilities that were otherwise less significant to Colfax as a whole will be more significant for us and Enovis, after the separation, as stand-alone companies.

•

One-time Costs of the Separation. We (and prior to the separation, Colfax) will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax (including transaction taxes), legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel and costs to separate information systems.

•

Inability to Realize Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses, following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Colfax, and following the separation, our businesses will be less diversified than Colfax’s businesses prior to the separation.

•

Limitations Placed upon Us as a result of the Tax Matters Agreement. Under the tax matters agreement that we will enter into with Enovis, we will be restricted from taking or failing to take certain actions if such action or failure to act could adversely affect the U.S. federal income tax treatment of the distribution and certain related transactions. These restrictions may limit for a period of time our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

The Colfax Board concluded that the potential benefits of the separation outweighed these factors.

Formation of a New Company Prior to the Distribution

We were incorporated in Delaware on May 19, 2021 for the purpose of holding Colfax’s fabrication technology business. On December 29, 2021, in anticipation of the distribution, certain subsidiaries of Colfax were transferred into the ownership of ESAB in a common-control transaction. Additionally, as part of the plan to separate these businesses from the remainder of its businesses, Colfax plans to transfer the equity interests of certain other entities that operate the fabrication technology business and the assets and liabilities of the fabrication technology business to us, as well as certain other assets and liabilities, as set forth in the separation agreement.

When and How You Will Receive the Distribution

With the assistance of EQ, Colfax expects to distribute our common stock on April 4, 2022, the distribution date, to all holders of outstanding shares of Colfax common stock as of the close of business on March 22, 2022, the record date for the distribution. EQ, which currently serves as the transfer agent and registrar for shares of Colfax common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for our common stock.

If you own shares of Colfax common stock as of the close of business on the record date for the distribution, our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, EQ will then mail you a direct registration account statement that reflects your shares of our common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of Colfax common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Colfax common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Most Colfax stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Colfax common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of our common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with the Company which may include certain Company executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Our Common Stock You Will Receive

For every three shares of Colfax common stock that you own at the close of business on March 22, 2022, the record date for the distribution, you will receive one share of our common stock on the distribution date.

Colfax will not distribute any fractional shares of our common stock to its stockholders. Instead, if you are a registered holder, EQ will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Colfax or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Colfax or us. Neither we nor Colfax will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of Colfax common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After our separation from Colfax, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on March 22, 2022, the record date for the distribution. The distribution will not affect the number of outstanding shares of Colfax common stock or any rights of Colfax stockholders. Colfax will not distribute any fractional shares of our common stock.

We will enter into a separation agreement and other related agreements with Enovis to effect the separation and provide a framework for our relationship with Colfax after the separation. These agreements provide for the allocation between Enovis and us of Colfax’s assets, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Colfax and will govern certain relationships between Enovis and us after the separation. For a more detailed description of these agreements, please refer to the section entitled “Certain Relationships and Related Person Transactions.”

Market for Our Common Stock

There is currently no public trading market for our common stock. We have been authorized to list our common stock on the NYSE under the symbol “ESAB.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices of the equivalent of one pre-reverse stock split share of Enovis common stock and one-third of a share of our common stock after the distribution (representing the number of shares of our common stock to be received per one pre-reverse stock split share of Colfax common stock in the distribution) may not equal the “regular-way” trading price of a share of Colfax common stock immediately prior to the distribution and the reverse stock split. The price at which our common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. Please refer to the section entitled “Risk Factors—Risks Related to Shares of Our Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, Colfax expects that there will be two markets in shares of Colfax common stock: a “regular-way” market and an “ex-distribution” market. Shares of Colfax common stock that trade on the “regular-way” market will trade with an entitlement to our common stock distributed pursuant to the separation. Shares of Colfax common stock that trade on the “ex-distribution” market will trade without an entitlement to our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Colfax common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our common stock in the distribution. If you own shares of Colfax common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of our common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of Colfax common stock.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of shares of Colfax common stock on the distribution date. If you owned shares of Colfax common stock at the close of business on the record date for the distribution, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Colfax common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

“Ex-distribution” and “when-issued” trades are generally settled shortly after the distribution date, but if Colfax determines not to proceed with the distribution following the initiation of the “ex-distribution” and “when-issued” trading markets, trades in the “ex-distribution” and “when-issued” trading markets will be cancelled and, therefore, will not be settled.

Conditions to the Distribution

The distribution will be effective at 11:58 p.m., Eastern time, on April 4, 2022, the distribution date, provided that the following conditions will have been satisfied (or waived by Colfax in its sole discretion):

•	the approval of the boards of directors of each of Colfax and us, which approval has not been withdrawn;

•	the transfer of assets and liabilities to us in accordance with the separation agreement will have been completed;

•

Colfax will have received a private letter ruling from the IRS, which Colfax has received, and an opinion of Latham & Watkins LLP, tax counsel to Colfax, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

•

the SEC will have declared effective the registration statement of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC, and this information statement, or a Notice of Internet Availability thereof, will have been mailed to Colfax stockholders as of the record date for the distribution;

•

all actions and filings necessary or appropriate under applicable securities laws will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation will have been duly executed and delivered by the parties;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•	the shares of our common stock to be distributed will have been approved and accepted for listing on the NYSE, subject to official notice of distribution;

•

Colfax will have requested the resignation of each of our directors and officers who will continue solely as an officer or director of Enovis following the separation other than Christopher Hix who will continue to serve as one of our directors in addition to continuing to serve as Enovis’s Executive Vice President, Finance and Chief Financial Officer;

•	Colfax will have entered into a distribution agent agreement with, or provided instructions regarding the distribution to, EQ as distribution agent;

•

all material governmental approvals necessary to consummate the distribution and to permit the operation of our business after the separation substantially as it is currently conducted will have been obtained;

•	the Cash Distribution will have been declared and paid by us to Colfax; and

•

no event or development will have occurred or exist that, in the judgment of the Colfax Board, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

The satisfaction of the foregoing conditions does not create any obligations on Colfax’s part to effect the separation, and the Colfax Board has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation, including by accelerating or delaying the timing of the consummation of all or part of the separation, at any time prior to the distribution date. To the extent that the Colfax Board determines that any modifications by Colfax materially change the material terms of the distribution, Colfax will notify Colfax stockholders in a manner reasonably calculated to inform them about the modification as may be required by law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the distribution to Colfax common stockholders that are U.S. Holders (as defined below). This summary is based on the Code, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as of the date of this Information Statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Colfax common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

This summary is limited to U.S. Holders who hold Colfax common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired Colfax common stock pursuant to the exercise of stock options, the settlement of restricted stock units or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more of Colfax common stock by vote or value;

•	holders who hold Colfax common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	U.S. Holders who have a functional currency other than the U.S. dollar;

•	holders who are subject to the alternative minimum tax;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Colfax common stock being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities or investors in such entities; or

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Colfax common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Colfax common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE FOLLOWING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION TO U.S. HOLDERS UNDER CURRENT LAW. THE FOLLOWING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH COLFAX STOCKHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED BELOW.

U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders Who Receive ESAB Shares

The distribution is conditioned upon, among other things, Colfax’s receipt of a private letter ruling from the IRS, which Colfax has received, and the opinion of tax counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling is and the opinion of tax counsel will be based on certain factual assumptions and representations and subject to qualifications and limitations. If the distribution qualifies as a reorganization, then for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder solely as a result of the receipt of shares of ESAB stock in the distribution;

•

the aggregate tax basis of the shares of Colfax common stock and shares of ESAB stock in the hands of a U.S. Holder immediately after the distribution will be the same as the aggregate tax basis of the shares of Colfax common stock held by the holder immediately before the distribution, allocated between the Colfax stock and ESAB stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•	the holding period with respect to shares of ESAB stock received by a U.S. Holder will include the holding period of its shares of Colfax common stock; and

•

a U.S. Holder who receives cash in lieu of a fractional share of ESAB stock in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the holder’s holding period for its shares of Colfax common stock exceeds one year.

Treasury Regulations generally provide that if a U.S. Holder holds different blocks of Colfax common stock (generally shares of Colfax common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Colfax common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of ESAB stock received in the distribution in respect of such block of Colfax common stock and such block of Colfax common stock, in proportion to their respective fair market values, and the holding period of the shares of ESAB stock received in the distribution in respect of such block of Colfax common stock will include the holding period of such block of Colfax common stock, provided that such block of Colfax common stock was held as a capital asset on the date of the distribution. If a U.S. Holder is not able to identify which particular shares of ESAB stock are received in the distribution with respect to a particular block of Colfax common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of ESAB stock are received in the distribution in respect of a particular block of Colfax common stock, provided that such designation is consistent with the terms of the distribution. Holders of Colfax stock are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

The private letter ruling Colfax has received and the opinion Colfax expects to receive from Latham & Watkins LLP will be based on, among other things, certain factual assumptions, representations and undertakings from Colfax and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, Colfax may not be able to rely on the private letter ruling or opinion. In addition, the private letter ruling does not address all the requirements for determining whether the distribution will qualify for tax-free treatment, and the opinion, which will address all such requirements, will rely on the private letter ruling as to matters covered by the ruling and will not be binding on the IRS or the courts.

If, notwithstanding the conclusions in the private letter ruling and the opinion, the distribution is ultimately determined not to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Colfax would recognize gain in an amount equal to the excess of the fair market value of the ESAB stock distributed to Colfax stockholders on the distribution date over Colfax’s tax basis in such shares and with respect to the Cash Distribution. In addition, each U.S. Holder who receives shares of ESAB stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of the ESAB stock that was distributed to the U.S. Holder. Specifically, the full value of the ESAB stock distributed to a U.S. Holder generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Colfax’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Colfax stock, and finally as capital gain from the sale or exchange of Colfax stock with respect to any remaining value.

Even if the distribution qualifies as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, the distribution may result in corporate-level taxable gain to Colfax under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of ESAB stock, Colfax stock or stock of a successor of either occurring as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Colfax stock within two years before the distribution, and any acquisitions or issuances of ESAB stock or Colfax stock within two years after the distribution, are generally presumed to be part of such a plan, although we or Colfax may be able to rebut that presumption. If an acquisition or issuance of our stock or Colfax stock triggers the application of Section 355(e) of the Code, Colfax would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a Colfax stockholder in lieu of fractional shares of ESAB stock in the distribution may be subject to information reporting and backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the U.S. Holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the U.S. Holder previously failed to properly report payments of interest or dividends; or

•

the U.S. Holder fails to certify under penalties of perjury that the U.S. Holder has furnished a correct taxpayer identification number and that the IRS has not notified the U.S. Holder that the U.S. Holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on Colfax common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the distribution.

DESCRIPTION OF CERTAIN INDEBTEDNESS

At or shortly prior to the time of the closing of the distribution, we expect to incur approximately $1.2 billion of indebtedness under the Facilities (as defined below). We intend to make the Cash Distribution to Colfax of approximately $1.2 billion that will be funded by the net proceeds of the Facilities.

Senior Credit Facilities

We intend to enter into a certain credit agreement, which we expect will have an aggregate capacity of up to $1.75 billion in principal amount that will be available through (i) a senior revolving facility in an initial aggregate principal amount of up to $750 million (the “Revolving Facility”), (ii) a senior term loan A-1 facility in an initial aggregate principal amount of up to $400 million (the “Term Loan A-1 Facility”) and (iii) a 364-day senior term loan A-2 facility in an initial aggregate principal amount of up to $600 million (the “Term Loan A-2 Facility” and, together with the Term Loan A-1 Facility, and the Revolving Facility, the “Facilities”), provided that such amount shall be automatically and immediately reduced on a dollar-for-dollar basis by the first $600 million of net proceeds from the incurrence or issuance of any additional permanent financing, including any issuance of senior unsecured notes. The initial credit extensions under the Facilities will be made available to us, subject to certain conditions precedent, at or shortly prior to the time of the closing of the distribution. We intend to use the proceeds of the Facilities, in part, to fund the Cash Distribution to Colfax as partial consideration for the transfer of Colfax’s fabrication technology business to us and to pay fees and expenses in connection with the separation and distribution. The Revolving Facility will also be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes.

At the closing of the distribution, we expect to incur $1.2 billion of indebtedness under the Facilities, which indebtedness is expected to be comprised of: $600 million under the Term Loan A-2 Facility, $400 million under the Term Loan A-1 Facility and $200 million under the Revolving Facility. There are no required principal payments due on the Term Loan A-1 Facility or the Revolving Facility within 12 months of the effective date of the Facilities (the “Effective Date”). The Revolving Facility and the Term Loan A-1 Facility are expected to mature and be paid in full five years after the Effective Date. The Term Loan A-2 Facility is expected to mature and be paid in full 364 days after the Effective Date, or will be reduced dollar by dollar by the first $600 million of net proceeds from the incurrence or issuance of any additional permanent financing, including any issuance of senior unsecured notes. Interest rates on borrowings under the Facilities are expected to be based on prevailing market interest rates for borrowers of a similar size and credit as us. Interest on the Term Loan A-1 Facility and the Term Loan A-2 Loan Facility will be payable quarterly in arrears on the last business day of March, June, September, and December of each year.

We anticipate that the Facilities will contain customary affirmative and negative covenants that, among other things, limit or restrict our and/or our subsidiaries’ ability, subject to certain exceptions, to incur liens or indebtedness, to merge or engage in other fundamental changes or sell or otherwise dispose of assets, or to make dividends or distributions. We also expect to be required to maintain compliance with a leverage ratio and an interest coverage ratio. We also anticipate that the Facilities will contain customary events of default. Certain U.S. subsidiaries of ESAB will guarantee the obligations of the Company under the Facilities.

The foregoing summarizes some of the currently expected terms of the Facilities. However, the foregoing summary does not purport to be complete, and the terms of the Facilities have not yet been finalized.

Uncommitted Credit Lines

Following the distribution, we also expect to have the ability to incur approximately $78 million of additional indebtedness pursuant to certain uncommitted credit lines, consisting of (i) a $50 million uncommitted credit line that we currently have in place, which we have used from time to time in the past for short-term working capital needs, but under which no borrowings were outstanding as of December 31, 2021, and no borrowings are expected to be outstanding at the time of the distribution, and (ii) a 25 million Euro uncommitted line of credit that we expect to enter into shortly after the distribution.

DESCRIPTION OF CAPITAL STOCK

In connection with the distribution, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the distribution, the forms of which will be filed as exhibits to the registration statement of which this information statement forms a part. Because this is only a summary, it may not contain all the information that is important to you.

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. Immediately following the distribution, we expect that approximately 59,997,743 shares of our common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Subject to the rights of the holders of any series of preferred stock, the holders of shares of common stock will be entitled to one vote per share held on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise its vote either in person or by proxy. Subject to any preferences to which holders of shares of preferred stock may be entitled, the holders of outstanding shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor. In the event that we liquidate, dissolve or wind up, the holders of outstanding shares of common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences, if any, to which holders of shares of preferred stock may be entitled. The holders of outstanding shares of common stock will not have any preemptive, subscription, redemption or sinking fund rights. After the distribution, all outstanding shares of our common stock will be duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, we will be authorized to issue up to 20,000,000 shares of preferred stock, in one or more series and containing the rights, privileges and limitations, including dividend rights, voting rights, conversion privileges, redemption rights, liquidation rights or sinking fund rights, as may from time to time be determined by our Board. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters as our Board deems to be appropriate. In the event that any shares of preferred stock shall be issued, a certificate of designations, setting forth the series of the preferred stock and the relative rights, privileges and limitations with respect thereto, is required to be filed with the Secretary of State of the State of Delaware. The effect of having preferred stock authorized is that our Board alone, within the bounds of and subject to the federal securities laws and the DGCL, may be able to authorize the issuance of preferred stock, which may adversely affect the voting and other rights of holders of common stock. The issuance of preferred stock may also have the effect of delaying or preventing a change in control of our company.

Stockholder’s and Registration Rights

We and Colfax intend to enter into a Stockholder’s and Registration Rights Agreement. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. See “Certain Relationships and Related Person Transactions” for a summary of the material terms of this agreement.

Registration Rights Agreement with Rales Holders

We intend to enter into a registration rights agreement with the Rales Holders. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. See “Certain Relationships and Related Person Transactions” for a summary of the material terms of this agreement.

Anti-Takeover Provisions of the DGCL and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we do not approve, even if a change in control would be beneficial to the interests of our stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Director Elections

Upon completion of the separation, the Company’s board of directors will initially be divided into three classes, with Class I composed of three directors, Class II composed of three directors and Class III composed of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which the Company expects to hold in 2023. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which the Company expects to hold in 2024, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which the Company expects to hold in 2025. Initially, the directors will be elected to serve for a term of three years each. Notwithstanding the foregoing, at the 2024 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a two-year term and at the 2025 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term. Consequently, by 2026, all of our directors will stand for election each year for one year terms, and our board will therefore no longer be divided into three classes. Thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the board is declassified, it would take at least two elections of directors for any individual or group to gain control of the Company’s board of directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Number of Directors; Removal; Filling Vacancies

Our amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors constituting our entire Board will be fixed from time to time by action of not less than a majority of the directors then in office. Our amended and restated certificate of incorporation will provide that prior to the board being fully declassified, stockholders will be permitted to remove a director only for cause, and after the board has been fully declassified, stockholders may remove the Company’s directors with or without cause. Removal will require the affirmative vote of a least two-thirds of the Company’s voting stock. In addition, our amended and restated bylaws will provide that, subject to any rights of holders of preferred stock, newly created directorships resulting from an increase in the authorized number of directors or vacancies on our Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by our Board (and not by the stockholders unless there are no directors then in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, our Board could prevent any stockholder from enlarging the Board and filling the new directorships with that stockholder’s own nominees.

Limitation on Special Meetings; No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that (subject to the rights, if any, of holders of any class or series of preferred stock then outstanding) (i) only the chairman of our Board or a majority of our Board will be able to call a special meeting of stockholders; (ii) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of our Board; and (iii) stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of our Board, except at an annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our amended and restated bylaws will establish an advance notice procedure for stockholders to nominate candidates for election as director, or to bring other business before an annual meeting of our stockholders.

This procedure provides that, subject to the rights of any holders of preferred stock, only persons who are nominated by or at the direction of our Board, any committee appointed by our Board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure provides that at an annual meeting only that business may be conducted as has been brought before the meeting by, or at the direction of, our Board, any committee appointed by our Board, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting. Under the procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting generally must be received by the secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (although under certain circumstances the notice period may differ). A stockholder’s notice proposing to nominate a person for election as director must contain specific information about the nominating stockholder and the proposed nominee. A stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specific information about the business and about the proposing stockholder. If the chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the procedure, the person will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Although our amended and restated bylaws will not give our Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, if the proper advance notice procedures are not followed, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us or our stockholders.

Limitation of Liability of Directors

Our amended and restated bylaws will provide that we must indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services provided to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Our amended and restated certificate of incorporation will contain provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions will not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent not prohibited by Delaware law. We may decline to indemnify any director or executive officer in connection with any proceeding initiated by any director or executive officer or any proceeding by any director or executive officer against us or our directors, officers, employees or other agents, unless indemnification is expressly required to be made by law or the proceeding was authorized by our Board.

We expect to enter into agreements with our directors and certain of our executive officers to give the directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated bylaws and to provide additional procedural protections. These indemnification agreements are expected to provide that we shall indemnify or advance the indemnitee for expenses, judgments, fines or amounts paid in settlement, as applicable, if they are, by reason of their corporate status as a director or executive officer, (a) made or threatened to be made party to or a participant in any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding by reason of their actions (or failure to take action); (b) a party or a participant in any proceeding by or in the right of ESAB to procure a judgment in our favor; or (c) a witness, subject to discovery requests or otherwise asked to participate in any proceeding to which they are not a party. The indemnification agreements are expected to terminate upon the later of ten years after the date that the indemnitee ceased serving as our director or officer or one year after the final termination of any pending proceeding for which the indemnitee is granted rights of indemnification or advancement of expenses.

Exclusive Forum

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

EQ will be the transfer agent and registrar for our common stock.

Listing

We have been authorized to list our common stock on the NYSE under the symbol “ESAB.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

As a result of the distribution, we will become subject to the informational requirements of the Exchange Act and will be required to file periodic current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the completion of the distribution, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.ESAB.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this information statement.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Fabrication Technology Business of Colfax Corporation

ESAB Corporation

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Colfax Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Fabrication Technology Business of Colfax Corporation (the Company) as of December 31, 2021 and 2020, the related combined statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement schedule listed in Item 15(a) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill

Description of the Matter

At December 31, 2021, the Company’s goodwill allocated to the GCE reporting unit was $122 million. As discussed in Note 2 to the combined financial statements, goodwill is not amortized, but rather is subject to an annual impairment review, or more frequent reviews if events and circumstances indicate an impairment exists.

Auditing the Company’s goodwill impairment tests and the assignment of goodwill was complex and highly judgmental due to the significant estimation required by management to determine the fair value of the reporting unit. In particular, the fair value estimates was sensitive to significant assumptions, such as changes in the discount rate, projected net sales and projected operating income metrics that are forward-looking and affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the GCE reporting unit, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions used in the Company’s analysis, as well as testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to third-party industry data, and to the historical results of the GCE reporting unit. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the GCE reporting unit that would result from changes in key assumptions. We also involved internal valuation specialists to assist in our evaluation of the methodologies and significant assumptions used by the Company. In addition, we evaluated whether the composition of the reporting units reflected the organizational structure of the Company.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Baltimore, Maryland

February 22, 2022

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

COMBINED STATEMENTS OF OPERATIONS

Dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Net sales	$2,428,115	$1,950,069	$2,247,026
Cost of sales	1,590,132	1,267,604	1,450,582

Gross profit	837,983	682,465	796,444
Selling, general and administrative expense	512,815	458,706	517,324
Restructuring and other related charges	18,954	21,633	23,040

Operating income	306,214	202,126	256,080
Pension settlement (gain) loss	(11,208)	—	33,616
Interest (income) expense and other, net	(1,666)	(3,713)	997

Income before income taxes	319,088	205,839	221,467
Income tax expense	80,409	45,971	44,736

Net income	238,679	159,868	176,731
Less: income attributable to noncontrolling interest, net of taxes	3,569	2,454	3,823

Net income attributable to Fabrication Technology Business of Colfax Corporation	$235,110	$157,414	$172,908

See Notes to Combined Financial Statements.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Net income	$238,679	$159,868	$176,731

Other comprehensive (loss) income:
Foreign currency translation, net of tax expense (benefit) of $740, $(1,598) and $435	(72,398)	30,903	5,754
Changes in unrecognized pension and other post-retirement benefit (cost), net of tax benefit of $1,192, $367 and $3,757	7,482	(4,357)	(24,250)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of pension and other post-retirement net actuarial gain (loss), net of tax expense of $0, $0 and $0	(825)	632	(153)

Other comprehensive (loss) income	(65,741)	27,178	(18,649)

Comprehensive income	172,938	187,046	158,082
Less: comprehensive (loss) income attributable to noncontrolling interest	(2,513)	2,307	3,208

Comprehensive income attributable to Fabrication Technology Business of Colfax Corporation	$175,451	$184,739	$154,874

See Notes to Combined Financial Statements.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

COMBINED BALANCE SHEETS

Dollars in thousands

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,209	$49,209
Trade receivables, less allowance for credit losses of $23,912 and $32,311	383,496	329,562
Inventories, net	420,062	313,386
Prepaid expenses	51,949	49,282
Other current assets	67,357	63,509

Total current assets	964,073	804,948
Property, plant and equipment, net	286,278	300,824
Goodwill	1,532,993	1,553,231
Intangible assets, net	521,434	577,352
Lease asset - right of use	107,944	95,044
Other assets	48,540	54,430

Total assets	$3,461,262	$3,385,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$345,480	$241,269
Accrued liabilities	251,109	219,572

Total current liabilities	596,589	460,841
Other liabilities	362,945	380,221

Total liabilities	959,534	841,062

Parent’s equity:
Net Parent investment	2,921,623	2,898,831
Accumulated other comprehensive loss	(460,888)	(396,203)

Total Parent’s equity	2,460,735	2,502,628
Noncontrolling interest	40,993	42,139

Total equity	2,501,728	2,544,767

Total liabilities and equity	$3,461,262	$3,385,829

See Notes to Combined Financial Statements.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

COMBINED STATEMENTS OF EQUITY

Dollars in thousands

	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
Balance at January 1, 2019	$3,050,926	$(405,494)	$43,239	$2,688,671
Net income	172,908	—	3,823	176,731
Distributions to noncontrolling owners	—	—	(2,920)	(2,920)
Other comprehensive loss, net of tax benefit of $3,322	—	(18,034)	(615)	(18,649)
Common stock-based award activity	5,875	—	—	5,875
Transfers to Parent, net	(171,043)	—	2,538	(168,505)

Balance at December 31, 2019	3,058,666	(423,528)	46,065	2,681,203
Cumulative effect of accounting change	(3,716)	—	(18)	(3,734)
Net income	157,414	—	2,454	159,868
Distributions to noncontrolling owners	—	—	(4,297)	(4,297)
Other comprehensive income (loss), net of tax benefit of $1,965	—	27,325	(147)	27,178
Common stock-based award activity	6,436	—	—	6,436
Transfers to Parent, net	(319,969)	—	(1,918)	(321,887)

Balance at December 31, 2020	2,898,831	(396,203)	42,139	2,544,767
Net income	235,110	—	3,569	238,679
Distributions to noncontrolling owners	—	—	(3,713)	(3,713)
Other comprehensive loss, net of tax benefit of $452	—	(64,685)	(1,056)	(65,741)
Common stock-based award activity	6,267	—	—	6,267
Transfers to Parent, net	(218,585)	—	54	(218,531)

Balance at December 31, 2021	$2,921,623	$(460,888)	$40,993	$2,501,728

See Notes to Combined Financial Statements.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

Dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income	$238,679	$159,868	$176,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and other impairment charges	75,899	76,644	80,072
Gain on sale of property, plant and equipment	(447)	(3,370)	(667)
Pension settlement (gain) loss	(11,208)	—	33,616
Stock-based compensation expense	6,267	6,436	5,875
Deferred income tax benefit	(8,644)	(14,031)	(22,624)
Changes in operating assets and liabilities:
Trade receivables, net	(67,850)	27,734	16,984
Inventories, net	(117,350)	34,839	4,656
Accounts payable	114,502	7,056	(37,818)
Other operating assets and liabilities	20,889	14,005	(6,993)

Net cash provided by operating activities	250,737	309,181	249,832

Cash flows from investing activities:
Purchases of property, plant and equipment	(35,584)	(40,138)	(44,454)
Proceeds from sale of property, plant and equipment	5,204	5,565	6,990
Acquisition, net of cash received	(4,885)	—	—

Net cash used in investing activities	(35,265)	(34,573)	(37,464)

Cash flows from financing activities:
Repayments of short-term borrowings	—	(190)	(4,888)
Proceeds from short-term borrowings	673	—	—
Distributions to noncontrolling interest holders	(3,713)	(4,297)	(2,920)
Other financing	—	(49)	(135)
Transfers to Parent, net	(218,531)	(321,887)	(168,505)

Net cash used in financing activities	(221,571)	(326,423)	(176,448)

Effect of foreign exchange rates on Cash and cash equivalents	(1,901)	(3,810)	(2,055)

(Decrease) increase in Cash and cash equivalents	(8,000)	(55,625)	33,865

Cash and cash equivalents, beginning of period	49,209	104,834	70,969

Cash and cash equivalents, end of period	$41,209	$49,209	$104,834

See Notes to Combined Financial Statements.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

On March 4, 2021, Colfax Corporation (“Colfax” or the “Parent”) announced its intention to spin off its existing Fabrication Technology business (“Spinco,” “ESAB” or the “Company”) into a separate publicly-traded company. The spin-off is targeted to be completed near the end of the first quarter of 2022 through a tax-free pro rata distribution of 90% of the common stock of ESAB (the “Distribution”) to Colfax shareholders. Colfax will operate under the new name Enovis Corporation (“Enovis”) upon the completion of the spin-off transaction.

ESAB Corporation, which was established on May 19, 2021, will be ESAB’s new ultimate parent company upon completion of the Distribution. On December 29, 2021, in anticipation of the Distribution, certain subsidiaries of the Company were transferred into the ownership of ESAB Corporation in a common-control transaction.

The Parent is a leading diversified technology company that provides fabrication technology and medical device products and services to customers around the world primarily under the ESAB and DJO brands.

The accompanying combined financial statements present the historical financial position, results of operations, cash flows and changes in the Parent’s equity of ESAB in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements.

ESAB is a global organization that develops, manufactures and supplies consumable welding and cutting products and equipment, as well as gas control equipment. The Company’s products are utilized to solve challenges in a wide range of industries, including cutting, joining and automated welding. The Company conducts its operations through two reportable segments. These segments consist of the “Americas” which includes operations in North America and South America, and “EMEA & APAC,” which includes Europe, Middle East, India, Africa and Asia Pacific.

The Company has historically operated as part of the Parent and not as a stand-alone company. The financial statements have been derived from the Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the financial statements. The financial statements also include allocations of certain general and administrative expenses from the Parent’s corporate office. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Related party cost allocations are discussed further in Note 17, “Related Party Transactions.”

The Parent utilizes a centralized approach to cash management and financing of its operations. Financing transactions relating to the Company are accounted for through the Parent investment account of the Company. Accordingly, none of the Parent’s cash, cash equivalents or debt at the corporate level has been assigned to the Company in these financial statements.

Net Parent investment, which includes retained earnings, represents the Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying Combined Statements of Equity as “Transfers to Parent, net” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The Company’s combined financial statements include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to ESAB. All intracompany accounts within ESAB’s businesses have been eliminated. All significant intercompany transactions between ESAB and other Colfax entities have been recorded through Net Parent investment.

Equity Method Investments

Investments accounted for under the equity method are initially recorded at the amount of the Company’s initial investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. All equity investments are reviewed periodically for indications of other-than-temporary impairment, including, but not limited to, significant and sustained decreases in quoted market prices or a series of historic and projected operating losses by investees. If the decline in fair value is considered to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying value.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to the customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for transferring the goods or services.

The Company provides a variety of products and services to its customers. Most of the Company’s contracts consist of a single, distinct performance obligation or promise to transfer goods or services to a customer. For contracts that include multiple performance obligations, we allocate the total transaction price to each performance obligation using our best estimate of the stand-alone selling price of each identified performance obligation. A significant majority of our revenue relates to the shipment of off-the-shelf products that is recognized when control is transferred to the customer. On a limited basis, we have agreements with customers that have multiple performance obligations. In determining whether there are multiple performance obligations, we first assess the goods or services promised in the customer arrangement and then consider the guidance in ASC 606, Revenue from Contracts with Customers, to evaluate whether goods and services are capable of being distinct and are considered distinct within the customer arrangement. To determine whether promised goods or services are separately identifiable (i.e., whether a promise to transfer a good or service is distinct in the context of the contract), we evaluate whether the contract is to deliver (1) multiple promised goods or services or (2) a combined item that comprises the individual goods or services promised in the contract. Substantially all revenue involving development and application engineering projects consists of a single performance obligation and is recognized at a point in time.

A majority of revenue recognized by the Company relates to contracts with customers for standard or off-the-shelf products. As control typically transfers to the customer upon shipment of the product in these circumstances, revenue is generally recognized at that point in time. Revenue recognition and billing typically occur simultaneously for contracts recognized at a point in time. Therefore we do not have material revenues in excess of customer billings or billings to customers in excess of recognized revenues. Refer to Note 11, “Accrued and Other Liabilities” for additional information on the Company’s contract liability balances.

For service contracts, the Company recognizes revenue ratably over the period of performance as the customer simultaneously receives and consumes the benefits of the services provided. The Company applies the available practical expedient involving the existence of a significant financing component. As the Company generally does not receive payments greater than one year in advance or arrears of revenue recognition, the Company does not consider any arrangements to include financing components.

The period of benefit for the Company’s incremental costs of obtaining a contract generally have less than a one-year duration; therefore, the Company applies the practical expedient available and expenses costs to obtain a contract when incurred.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis within Net sales in the Combined Statements of Operations and are recorded as a component of Accrued liabilities in the Combined Balance Sheets until remitted to the respective taxing authority.

Research and Development Expense

Research and development costs of $39.7 million, $34.8 million and $32.2 million for the years ended December 31, 2021, 2020 and 2019, respectively, are expensed as incurred and are included in Selling, general and administrative expense in the Combined Statements of Operations. These amounts do not include development and application engineering costs incurred in conjunction with fulfilling customer orders and executing customer projects.

Interest (Income) Expense and Other, Net

Interest (income) expense and other, net is comprised of interest bearing deposits of certain foreign subsidiaries and certain other non-operating income items, including certain pension-related activities.

Cash and Cash Equivalents

Cash and cash equivalents include all financial instruments purchased with an initial maturity of three months or less.

Trade Receivables

Trade receivables are presented net of an allowance for credit losses. The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments as of January 1, 2020. The estimate of current expected credit losses on trade receivables considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Estimated credit losses are reviewed periodically by management.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing activities are recognized as period costs. Cost for a substantial portion of U.S. inventories is determined using the last-in, first-out method (“LIFO”). The value of inventory stated on a LIFO basis as of December 31, 2021 and 2020 was $142.4 million and $105.1 million, respectively. Cost of other inventories is determined by costing methods that approximate a first-in, first-out basis. The valuation of LIFO inventories is made at end of each year based on inventory levels and costs at that time.

The Company periodically reviews its quantities of inventories on hand and compares these amounts to the expected usage of each particular product. The Company records a charge to Cost of sales for any amounts required to reduce the carrying value of inventories to its net realizable value.

Property, Plant and Equipment

Property, plant and equipment, net is stated at historical cost, which includes the fair values of such assets acquired through acquisitions. Repair and maintenance expenditures are expensed as incurred unless the repair extends the useful life of the asset.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired through acquisitions by the Company.

The Company evaluates the recoverability of Goodwill and indefinite-lived intangible assets annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. The annual impairment test date elected by the Company is the first day of its fourth quarter. Goodwill and indefinite-lived intangible assets are considered to be impaired when the carrying value of a reporting unit or asset exceeds its fair value. The Company currently has three reporting units: Americas, EMEA & APAC and Gas Control Equipment (“GCE”). The GCE business was acquired on October 1, 2018.

Goodwill was allocated to the Americas and EMEA & APAC reporting units on a relative fair value basis as of January 1, 2018. For GCE, goodwill has been allocated based on the acquired goodwill on its acquisition date.

In the evaluation of goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying value. If the Company determines that it is more likely than not for a reporting unit’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If the Company determines that it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the reporting unit’s fair value is performed and compared to the carrying value of that reporting unit. In certain instances, the Company may elect to forgo the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying value of a reporting unit exceeds its fair value, goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the reporting unit’s carrying value over its fair value.

When a quantitative impairment test is needed, the Company measures fair value of reporting units based on a present value of future discounted cash flows. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flows that the reporting units are expected to generate in the future. Significant estimates in the discounted cash flow models include the weighted-average cost of capital, net sales and profitability of our business.

For the year ended December 31, 2021, a quantitative annual impairment test of Goodwill was performed for the GCE reporting unit while qualitative assessments were performed for the remaining two reporting units. A quantitative annual impairment test of Goodwill for each of the Company’s three reporting units was performed for the year ended December 31, 2020, while a qualitative assessment was performed for the year ended December 31, 2019, all of which indicated no impairment existed. Therefore, no impairment charges were recorded for the three years ended December 31, 2021. No material events that would represent impairment indicators have occurred subsequent to the performance of the 2021 annual impairment test.

In the evaluation of indefinite-lived intangible assets for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the Company determines that it is more likely than not for the indefinite-lived intangible asset’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If the Company determines that it is more likely than not that the indefinite-lived intangible asset’s fair value is less than its carrying value, a fair value calculation is performed and compared to the carrying value of the asset. In certain instances, the Company may elect to forgo the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company measures the fair value of its

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

indefinite-lived intangible assets using the “relief from royalty” method. Significant estimates in this approach include projected revenues and royalty and discount rates for each trade name evaluated. Quantitative impairment tests were performed for all the indefinite-lived trade name brands for the years ended December 31, 2021 and 2020, while a combination of quantitative impairment tests and qualitative assessments were performed for the year ended December 31, 2019, all of which indicated no impairment existed.

Impairment of Long-Lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets

Definite-lived intangible assets primarily represent acquired trade names, customer relationships, acquired technology and software license agreements. The Company generally uses accelerated methods of amortization with lives ranging from ten to thirty years and in certain instances uses a straight-line amortization method with useful lives generally ranging from ten to fifteen years.

The Company assesses its long-lived assets and definite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amounts, an impairment loss equal to the difference between the carrying amount of the asset and its fair value would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. Assets held for sale are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using the discounted cash flow method or other accepted valuation techniques.

Derivatives

For all instruments designated as hedges, including cash flow hedges, the Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and the strategy for using the hedging instrument. The Company assesses whether the relationship between the hedging instrument and the hedged item is highly effective at offsetting changes in the fair value both at inception of the hedging relationship and on an ongoing basis. For cash flow hedges, unrealized gains and losses are recognized as a component of Accumulated other comprehensive loss in the Combined Balance Sheets to the extent that it is effective at offsetting the change in the fair value of the hedged item and realized gains and losses are recognized in the Combined Statements of Operations consistent with the underlying hedged instrument.

The Company does not enter into derivative contracts for speculative purposes.

See Note 13, “Financial Instruments and Fair Value Measurements” for additional information regarding the Company’s derivative instruments.

Warranty Costs

Estimated expenses related to product warranties are accrued as the revenue is recognized on products sold to customers and included in Cost of sales in the Combined Statements of Operations. Estimates are established using historical information as to the nature, frequency, and average costs of warranty claims.

Income Taxes

The Company’s domestic and foreign operating results are included in the income tax returns of Colfax. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The accompanying Combined Balance Sheets do not contain current income tax payable or other long-term income tax payable liabilities, with the exception of certain unrecognized tax benefits for which ESAB could reasonably be considered to be the primary obligor. The amounts are deemed settled with Colfax when due and therefore are included in Parent’s equity.

Income taxes for the Company are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Combined Financial Statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets and liabilities are reported in Other assets and Other liabilities in the Combined Balance Sheets, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is generally recognized in Income tax expense in the period that includes the enactment date. Global Intangible Low-Taxed Income (“GILTI”) is accounted for as a current tax expense in the year the tax is incurred.

Valuation allowances are recorded if it is more likely than not that some portion of the deferred income tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considers various factors, including the expected level of future taxable income and available tax planning strategies. Any changes in judgment about the valuation allowance are recorded through Income tax expense and are based on changes in facts and circumstances regarding realizability of deferred tax assets.

The Company must presume that an income tax position taken in a tax return will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination based upon the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Company establishes a liability for unrecognized income tax benefits for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority to the extent such tax positions reduce the Company’s income tax liability. The Company recognizes interest and penalties related to unrecognized income tax benefits in Income tax expense in the Combined Statements of Operations.

Foreign Currency Exchange Gains and Losses

The Company’s financial statements are presented in U.S. dollars. The functional currencies of the Company’s operating subsidiaries are generally the local currencies of the countries in which each subsidiary is located. Assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. The amounts recorded in each year in Foreign currency translation are net of income taxes to the extent the underlying equity balances in the entities are not deemed to be permanently reinvested. Revenues and expenses are translated at average rates of exchange in effect during the year.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated for inclusion in the Combined Balance Sheets are recognized in Selling, general and administrative expense or Interest (income) expense and other, net in the Combined Statements of Operations for that period.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company’s net foreign transaction gains and losses included within the Combined Statements of Operations:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Selling, general and administrative expense	$2,195	$788	$(960)
Interest (income) expense and other, net	191	313	(108)

Foreign currency transaction loss (gain), net	$2,386	$1,101	$(1,068)

Stock-Based Compensation

Certain employees of the Company participate in the Parent’s stock-based compensation plans which include stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”). The Company accounts for stock-based compensation incurred by the Parent by measuring the cost of employee services received in exchange for all awards granted based on the fair value of the award as of the grant date. Stock-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award and recorded within Selling, general and administrative expense within the Combined Statements of Operations. Refer to Note 10, “Equity” for additional information on the stock-based compensation plans of the Parent in which certain employees of the Company participate.

Pension

The Company measures its pension assets and obligations that determine the funded status as of the end of the Company’s fiscal year, and recognizes an asset for an overfunded status or a liability for an underfunded status in its Combined Balance Sheets. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and reported in Other comprehensive income (loss). Refer to Note 12, “Benefit Plans” for additional information on the Company’s pension plans.

Use of Estimates

The Company makes certain estimates and assumptions in preparing its Combined Financial Statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses for the period presented. Actual results may differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentations, including certain items within Note 8, “Inventories, Net.”

3.	Recently Issued Accounting Pronouncements

Accounting Guidance Implemented in 2021

Standards Adopted	Description	Effective Date
ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans	The ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The adoption of this ASU did not have a material impact on the Company’s Combined Financial Statements.	January 1, 2021

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Standards Adopted	Description	Effective Date

ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	The ASU eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of accounting for income taxes. The Company adopted this ASU as of January 1, 2021 on a prospective basis, and the adoption did not have a material impact on the Company’s Combined Financial Statements.	January 1, 2021

Accounting Guidance Implemented in 2020

Standards Adopted	Description	Effective Date
ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	The ASU eliminates the probable initial recognition threshold under current GAAP and broadens the information an entity must consider when developing its expected credit loss estimates to include forward-looking information. The standard applies to most financial assets held at amortized costs, as well as certain other instruments. Under the current expected credit loss (“CECL”) model, entities must estimate losses over the entire contractual term of the asset from the date of initial recognition. In determining expected losses, consideration must be given to historical loss experience, current conditions, and reasonable and supportable forecasts incorporating forward-looking information. The Company adopted Topic 326 on January 1, 2020 using a modified retrospective transition method, which requires a cumulative-effect adjustment to the opening balance sheet of retained earnings to be recognized on the date of adoption without restating prior periods. The adoption of this ASU increased allowance for credit losses and deferred tax assets by $4.7 million and $1.0 million, respectively, as of January 1, 2020. As a result, the cumulative-effect adjustment to Net Parent investment as of January 1, 2020 was $3.7 million.	January 1, 2020

ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement	The ASU modifies the disclosure requirements for fair value measurements. The adoption of this standard did not result in any changes to the current disclosures, as the requirements modified by the ASU are not applicable or are immaterial for disclosure.	January 1, 2020

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4.	Revenue

The Company develops, manufactures and supplies consumable welding and cutting products and equipment, as well as gas control equipment. The Company provides a wide range of products with innovative technologies to solve challenges in a range of industries, including cutting, joining and automated welding. Substantially all revenue is recognized at a point in time. The Company disaggregates its revenue into the following product groups:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Equipment	$758,267	$607,504	$703,024
Consumables	1,669,848	1,342,565	1,544,002

Total	$2,428,115	$1,950,069	$2,247,026

The sales mix in the above table is relatively consistent across both reportable segments. The consumables product grouping generally has less production complexity and shorter production cycles than equipment products.

Given the nature of the business, the total amount of unsatisfied performance obligations with an original contract duration of greater than one year as of December 31, 2021 is immaterial.

In some circumstances, customers are billed in advance of revenue recognition, resulting in contract liabilities. As of December 31, 2021, 2020 and 2019, total contract liabilities were $22.3 million, $21.6 million and $14.8 million respectively, and are included in Accrued liabilities on the Combined Balance Sheets. During the years ended December 31, 2021 and 2020, all amounts included in the contract liability balance at the beginning of the respective year were recognized as revenue in the following year.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments as of January 1, 2020. The estimate of current expected credit losses on trade receivables considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management elected to disaggregate trade receivables into geographic regions due to risk characteristics unique to each region given the individual lines of business and market.

The Company leveraged historical write-offs over a defined lookback period in deriving a historical loss rate. The expected credit loss model further considers current conditions and reasonable and supportable forecasts using an adjustment for current and projected macroeconomic factors. Management identified appropriate macroeconomic indicators based on tangible correlation to historical losses considering the location and risks associated with the Company.

A summary of the activity in the Company’s allowance for credit losses included within Trade receivables in the Combined Balance Sheets is as follows:

	Year Ended December 31, 2021
	Balance at Beginning of Period	Charged to Expense, net	Write-Offs and Deductions	Foreign Currency Translation	Balance at End of Period
	(In thousands)
Allowance for credit losses	$32,311	$(494)	$(6,931)	$(974)	$23,912

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5.	Income Taxes

The operating results of the Company are included in the federal and state income tax returns of the Parent for all periods presented. The Company accounts for income taxes under the separate return method. Under this approach, the Company allocates current and deferred taxes to each entity as if it had filed tax returns as a separate taxpayer from the Parent. In that situation, the sum of the amounts allocated to individual entities may not equal the consolidated amount of the Parent. The Company’s pre tax operating results exclude any intercompany financing arrangements between entities and include any transactions with its Parent as if it was an unrelated party.

Income before income taxes and Income tax expense consisted of the following:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Income before income taxes:
Domestic operations	$10,140	$14,505	$49,849
Foreign operations	308,948	191,334	171,618

	$319,088	$205,839	$221,467

Income tax expense:
Current:
Federal	$18,477	$9,262	$17,950
State	1,797	921	1,425
Foreign	68,779	49,819	47,985

	89,053	60,002	67,360

Deferred:
Federal	(12,700)	(8,698)	(7,495)
State	161	(677)	(4,219)
Foreign	3,895	(4,656)	(10,910)

	(8,644)	(14,031)	(22,624)

	$80,409	$45,971	$44,736

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The Company’s Income tax expense differs from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Taxes calculated at the U.S. federal statutory rate	$67,008	$42,820	$46,876
State taxes	1,933	245	(2,794)
Effect of tax rates on international operations	(8,879)	(572)	832
Changes in tax reserves	2,734	1,346	740
Non-taxable dividends	(46)	(2,675)	(4,725)
Research and development tax credits	(587)	(1,351)	(1,382)
Effect of U.S. taxation on international operations	(313)	(1,634)	(1,033)
Permanently deductible/taxable items in international jurisdictions	483	1,284	(126)
Provision to return	(3,968)	1,053	2,998
Withholding taxes	9,567	6,108	5,098
Capital gain	12,371	—	—
Other	106	(653)	(1,748)

Income tax expense	$80,409	$45,971	$44,736

The Company’s effective tax rate for 2021 differs from the U.S. Federal statutory rate of 21% principally due to capital gains on current year transactions relating to foreign subsidiaries and withholding taxes incurred on dividends offset by the Company’s earnings outside the U.S. that are taxed at different rates rather than the U.S. Federal statutory rate. The Company’s effective tax rate in 2020 and 2019 differs from the U.S. Federal statutory tax rate of 21% due principally to the Company’s earnings outside the U.S. that are taxed at different rates rather than the U.S. federal statutory rate, U.S. research and development tax credits, the impact of U.S taxation of foreign operations, and non-taxable dividends in international jurisdictions offset by withholding taxes on dividends.

The Company’s income tax payable or receivable computed under the separate return method is adjusted to equity as it does not represent a liability or asset with the relevant taxing authorities since the Company is part of the Parent’s tax return filed with taxing authorities.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Deferred income taxes, net reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. All deferred tax assets and liabilities have been classified as noncurrent and are included in Other assets and Other liabilities in the accompanying Combined Balance Sheets. The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
	(In thousands)
Deferred tax assets:
Post-retirement benefit obligation	$4,430	$3,944
Expenses currently not deductible	29,245	26,686
Net operating loss carryforward	22,374	26,782
Tax credit carryforward	—	3,605
Depreciation and amortization	16,450	4,574
Inventory	138	—
Other	24,648	24,999
Valuation allowance	(15,465)	(12,647)

Deferred tax assets, net	$81,820	$77,943

Deferred tax liabilities:
Depreciation and amortization	$(135,726)	$(147,235)
Inventory	—	(7,448)
Outside basis differences and other	(108,542)	(96,450)

Total deferred tax liabilities	$(244,268)	$(251,133)

Total deferred tax liabilities, net	$(162,448)	$(173,190)

Deferred tax assets and liabilities are classified as non current and are included in Other assets and Other liabilities in the accompanying Combined Balance Sheets on a net jurisdictional basis as follows:

	December 31,
	2021	2020
	(In thousands)
Other assets	$9,357	$14,508
Other liabilities	(171,805)	(187,698)

Deferred tax liability, net	$(162,448)	$(173,190)

The Company evaluates the recoverability of its deferred tax assets on a jurisdictional basis by considering whether deferred tax assets will be realized on a more likely than not basis. To the extent a portion or all of the applicable deferred tax assets do not meet the more likely than not threshold, a valuation allowance is recorded. During the year ended December 31, 2021, the valuation allowance increased from $12.6 million to $15.5 million with a net increase of $3.8 million recognized as an increase to Income tax expense, and a $0.9 million decrease related to changes in foreign currency rates. Consideration was given to tax planning strategies and when applicable, future taxable income as to how much of the relevant deferred tax asset could be realized on a more likely than not basis.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The Company has U.S. Federal net operating loss carryforwards of $23.5 million at December 31, 2021 expiring in years 2028 through 2036. The Company’s ability to use these various carryforwards to offset any taxable income generated in future taxable periods may be limited under Section 382 and other federal tax provisions. At December 31, 2021 the Company also has $86.4 million foreign net operating loss carryforwards primarily in Brazil, the Netherlands, Sweden, and the United Kingdom that may be subject to local tax restrictive limitations including changes in ownership. The foreign net operating losses can be carried forward indefinitely, except in applicable jurisdictions that make up less than five percent of the available net operating losses.

For the year ended December 31, 2021, all undistributed earnings of the Company’s foreign subsidiaries, which are indefinitely reinvested outside the U.S., were provisionally estimated to be $168.2 million. The Company has assessed a total deferred tax liability of $0.2 million as of December 31, 2021 on such earnings that have not been indefinitely reinvested. This is a decrease of $1.7 million as compared to the deferred tax liability as of December 31, 2020.

The Company records a liability for unrecognized income tax benefits for the amount of benefit included in its previously filed income tax returns and in its financial results expected to be included in income tax returns to be filed for periods through the date of its Combined Financial Statements for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (inclusive of associated interest and penalties):

(In thousands)
Balance, January 1, 2019	$33,223
Addition for tax positions taken in prior periods	2,794
Addition for tax positions taken in the current period	166
Reductions resulting from a lapse of applicable statute of limitations	(2,219)
Other, including the impact of foreign currency translation and U.S. tax rate changes	50

Balance, December 31, 2019	34,014
Addition for tax positions taken in prior periods	2,785
Addition for tax positions taken in the current period	569
Reductions resulting from a lapse of applicable statute of limitations	(1,827)
Other, including the impact of foreign currency translation and U.S. tax rate changes	(340)

Balance, December 31, 2020	35,201
Addition for tax positions taken in prior periods	738
Addition for tax positions taken in the current period	2,987
Reductions related to settlements with taxing authorities	(425)
Reductions resulting from a lapse of applicable statute of limitations	(565)
Other, including the impact of foreign currency translation and U.S. tax rate changes	(255)

Balance, December 31, 2021	$37,681

The Parent is routinely examined by tax authorities around the world. Tax examinations remain in process in multiple countries, including but not limited to the United States, Germany, Indonesia, the Netherlands, Switzerland, Mexico, Brazil, Colombia, Peru, Russia, Italy and various U.S. states. The Company files numerous group and separate tax returns in U.S. federal and state jurisdictions, as well as international jurisdictions. In the U.S., tax years dating back to 2009 remain subject to examination, due to tax attributes available to be carried forward to open or future tax years. With some exceptions, other major tax jurisdictions generally are not subject to tax examinations for years beginning before 2015.

The Company’s total unrecognized tax benefits were $37.7 million, $35.2 million and $34.0 million as of December 31, 2021, 2020 and 2019, respectively, inclusive of $6.2 million, $5.2 million and $4.6 million respectively, of interest and penalties. The Company records interest and penalties on uncertain tax positions as a component of Income tax expense, which was $0.9 million, $0.7 million and $0.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Due to the difficulty in predicting with reasonable certainty when tax audits will be fully resolved and closed, the range of reasonably possible significant increases or decreases in the liability for unrecognized tax benefits that may occur within the next 12 months is difficult to ascertain. Currently, the Company estimates that it is reasonably possible that the expiration of various statutes of limitations, resolution of tax audits and court decisions may reduce its tax expense in the next 12 months up to $2.7 million.

6.	Goodwill and Intangible Assets

The following table summarizes Goodwill activity by segment for the years ended December 31, 2021 and 2020:

	Americas	EMEA & APAC(1)	Total
	(In thousands)
Balance, January 1, 2020	$530,481	$999,115	$1,529,596
Impact of foreign currency translation	(7,704)	31,339	23,635

Balance, December 31, 2020	522,777	1,030,454	1,553,231
Goodwill attributable to acquisition	4,159	—	4,159
Impact of foreign currency translation	(7,782)	(16,615)	(24,397)

Balance, December 31, 2021	$519,154	$1,013,839	$1,532,993

(1)	Includes amounts relating to the GCE reporting unit of $121.7 million and $130.2 million as of December 31, 2021 and 2020, respectively.

The following table summarizes the Company’s Intangible assets, excluding Goodwill:

	December 31,
	2021		2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Indefinite-Lived Intangible Assets
Trade names	$199,484	$—	$212,048	$—
Definite-Lived Intangible Assets
Acquired customer relationships	448,839	(185,071)	461,112	(164,846)
Acquired technology	71,503	(49,276)	72,121	(45,337)
Acquired trade names	16,550	(8,754)	19,573	(7,617)
Software	91,547	(67,888)	86,785	(63,470)
Other intangible assets	22,800	(18,300)	22,811	(15,828)

	$850,723	$(329,289)	$874,450	$(297,098)

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Amortization expense related to intangible assets of $42.1 million, $41.8 million and $41.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, are included in the Selling, general and administrative expense in the Combined Statements of Operations.

See Note 2, “Summary of Significant Accounting Policies” for discussion regarding impairment of Intangible assets.

Expected Amortization Expense

The Company’s expected annual amortization expense for intangible assets for the next five years is as follows:

December 31, 2021
(In thousands)
2022	$37,664
2023	32,288
2024	26,560
2025	25,365
2026	24,142

7.	Property, Plant and Equipment, Net

		December 31,
	Depreciable Life	2021	2020
	(In years)	(In thousands)
Land	n/a	$16,028	$16,888
Buildings and improvements	5-40	172,835	169,669
Machinery and equipment	3-15	362,074	357,957

		550,937	544,514
Accumulated depreciation		(264,659)	(243,690)

		$286,278	$300,824

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $32.5 million, $32.9 million and $35.0 million, respectively.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8.	Inventories, Net

Inventories, net consisted of the following:

	December 31,
	2021	2020(1)
	(In thousands)
Raw materials	$148,376	$108,821
Work in process	39,595	30,826
Finished goods	268,831	201,407

	456,802	341,054
LIFO reserve	1,129	13,851
Less: allowance for excess, slow-moving and obsolete inventory	(37,869)	(41,519)

	$420,062	$313,386

(1)	Certain immaterial classification adjustments were made to enhance conformity with the current year presentation.

The valuation of LIFO inventories is made at the end of the year based on inventory levels and costs at that time. At December 31, 2021 and 2020, approximately 33.9% and 33.6% of total inventories, respectively, were valued using the LIFO method.

9.	Leases

The Company leases certain office spaces, warehouses, production facilities, vehicles, and equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Most leases include renewal options, which can extend the lease term into the future. The Company determines the lease term by assuming options that are reasonably certain of being renewed will be exercised. Certain of the Company’s leases include rental payments adjusted for inflation. The right-of-use lease asset is recorded on the Combined Balance Sheets, with the current lease liability being included in Accrued liabilities and noncurrent lease liability being included in Other liabilities. Operating lease expense was $23.0 million, $21.6 million and $24.8 million for the years ended December 31, 2021, 2020 and 2019, respectively.

December 31, 2021
(In thousands)
Future lease payments by year:
2022	$23,438
2023	19,752
2024	14,581
2025	10,743
2026	9,269
Thereafter	49,692

Total	127,475
Less: present value discount	(18,231)

Present value of lease liabilities	$109,244

Weighted-average remaining lease term (in years):
Operating leases	9.7
Weighted-average discount rate:
Operating leases	3.3%

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10.	Equity

Accumulated Other Comprehensive Loss

The following table presents the changes in the balances of each component of Accumulated other comprehensive loss including reclassifications out of Accumulated other comprehensive loss for the years ended December 31, 2021, 2020 and 2019. All amounts are net of tax and noncontrolling interest, if any.

	Net Unrecognized Pension And Other Post- Retirement Benefit Cost	Foreign Currency Translation Adjustment	Total
	(In thousands)
Balance at January 1, 2019	$245	$(405,739)	$(405,494)

Other comprehensive income (loss) before reclassifications:
Net actuarial loss	(24,176)	—	(24,176)
Foreign currency translation adjustment	197	6,098	6,295

Other comprehensive (loss) income before reclassifications	(23,979)	6,098	(17,881)
Amounts reclassified from Accumulated other comprehensive loss(1)	(153)	—	(153)

Net current period Other comprehensive (loss) income	(24,132)	6,098	(18,034)

Balance at December 31, 2019	(23,887)	(399,641)	(423,528)

Other comprehensive income (loss) before reclassifications:
Net actuarial loss	(4,328)	—	(4,328)
Foreign currency translation adjustment	(1,791)	32,816	31,025

Other comprehensive (loss) income before reclassifications	(6,119)	32,816	26,697
Amounts reclassified from Accumulated other comprehensive loss(1)	628	—	628

Net current period Other comprehensive (loss) income	(5,491)	32,816	27,325

Balance at December 31, 2020	(29,378)	(366,825)	(396,203)

Other comprehensive income (loss) before reclassifications:
Net actuarial gain	7,479	—	7,479
Foreign currency translation adjustment	1,534	(72,867)	(71,333)

Other comprehensive income (loss) before reclassifications	9,013	(72,867)	(63,854)
Amounts reclassified from Accumulated other comprehensive loss(1)	(831)	—	(831)

Net current period Other comprehensive income (loss)	8,182	(72,867)	(64,685)

Balance at December 31, 2021	$(21,196)	$(439,692)	$(460,888)

(1)	Included in the computation of net periodic benefit cost. See Note 12, “Benefit Plans” for additional details.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2021, 2020 and 2019, Noncontrolling interest decreased by $1.1 million, $0.1 million and $0.6 million, respectively, as a result of Other comprehensive loss, primarily due to foreign currency translation adjustments.

Share-Based Payments

On May 21, 2020, the shareholders of the Parent approved the Colfax Corporation 2020 Omnibus Incentive Plan (the “2020 Plan”) which replaced the Colfax Corporation 2016 Omnibus Incentive Plan dated May 13, 2016 (the “2016 Plan”). Upon the approval of the 2020 Plan, no additional ordinary shares were to be granted under the previously approved plans. All awards previously granted and outstanding under the prior plans remain subject to the terms of those prior plans. The 2020 Plan provides the Compensation Committee of Colfax’s Board of Directors (the “Parent Compensation Committee”) discretion in creating employee equity incentives. Awards under the 2020 Plan may be made in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based stock, performance-based stock units, dividend equivalents, and other stock-based awards.

The Company has no stock-based compensation plans. Certain employees of the Company participate in the Parent’s stock-based compensation plans. The Parent measures and recognizes compensation expense related to share-based payments based on the fair value of the instruments issued. Stock-based compensation expense is generally recognized as a component of Selling, general and administrative expense in the Combined Statements of Operations, as payroll costs of the employees receiving the awards are recorded in the same line item.

The Company’s Combined Statements of Operations reflect the following amounts related to stock-based compensation:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Stock-based compensation expense	$6,267	$6,436	$5,875
Deferred tax benefit	437	540	536

As of December 31, 2021, the Company had $10.6 million of unrecognized compensation expense related to stock-based awards that will be recognized over an approximate 1.0 year remaining term. The intrinsic value of awards exercised or issued upon vesting was $9.2 million, $4.8 million and $2.9 million during the years ended December 31, 2021, 2020 and 2019, respectively.

In addition to stock compensation expense related to direct employees of the Company, stock compensation expense related to certain corporate employees of the Parent was allocated to the Company based on the Company’s proportional share of total Parent revenues. For the years ended December 31, 2021, 2020 and 2019, $2.6 million, $3.0 million and $2.2 million, respectively, was allocated to the Company.

Stock Options

Under the 2020 Plan, the Parent may grant options to purchase common stock, with a maximum term of 10 years at a purchase price equal to the market value of the Parent’s common stock on the date of grant.

Stock-based compensation expense for stock option awards is based upon the grant-date fair value using the Black-Scholes option pricing model. The Parent recognizes compensation expense for stock option awards on a straight-line basis over the requisite service period of the entire award. The following table shows the weighted-average

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

assumptions used to calculate the fair value of stock option awards using the Black-Scholes option pricing model, as well as the weighted-average fair value of options granted:

	Year Ended December 31,
	2021	2020	2019
Expected period that options will be outstanding (in years)	4.5	4.5	4.5
Interest rate (based on U.S. Treasury yields at the time of grant)	0.61%	1.14%	2.45%
Volatility	43.10%	37.36%	34.61%
Dividend yield	—	—	—
Weighted-average fair value of options granted	$16.23	$12.15	$8.76

During the years ended December 31, 2021, 2020 and 2019, expected volatility was estimated based on the historical volatility of Colfax’s stock price. The Parent considers historical data to estimate employee termination within the valuation model. The Parent has elected to estimate the expected life of an award based upon the Securities and Exchange Commission-approved “simplified method” noted under the provisions of Staff Accounting Bulletin No. 107 with the continued use of this method extended under the provisions of Staff Accounting Bulletin No. 110.

Stock option activity of ESAB participants under the Parent’s stock plan is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value(1) (In thousands)
Outstanding at January 1, 2021	902,446	$35.92
Granted	94,138	44.91
Exercised	(238,668)	31.50
Forfeited and expired	(97,953)	57.50

Outstanding at December 31, 2021	659,963	35.61	3.63	$7,069

Vested or expected to vest at December 31, 2021	647,129	35.54	3.63	$7,031

Exercisable at December 31, 2021	432,858	35.25	2.88	$4,924

(1)

The total intrinsic value of options exercised during the years ended December 31, 2021 2020 and 2019 was $3.7 million, $0.4 million and $0.1 million, respectively. The fair value of options vested during the years ended December 31, 2021, 2020 and 2019 was $1.9 million, $2.4 million and $1.8 million, respectively.

Restricted Stock Units

Under the 2020 Plan, the Parent Compensation Committee may award performance-based restricted stock units (“PRSUs”), the vesting of which is contingent upon meeting service conditions and various performance goals.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2021, 2020 and 2019, the Parent granted certain employees PRSUs, the vesting of which is fully based on the Parent’s total shareholder return (“TSR”) ranking among a peer group over a three-year performance period. The awards also have a service requirement that equals the respective performance periods.

During the year ended December 31, 2018, PRSUs were awarded under the 2016 Plan based upon two discrete measures: a profit performance metric and relative TSR. The profit performance metric, which accounts for 50% of the PRSU award upon issuance, is measured upon the completion of a three-year performance period ending December 31, 2020. The remaining 50% of the PRSU award is tied exclusively to relative TSR performance, which was measured against the three-year TSR of a custom index of companies. TSR relative to peers is considered a market condition under applicable authoritative guidance, while the profit performance metric is considered a performance condition. In the first quarter of 2021, it was determined that 200% of the profit performance metric was achieved and 78% of the relative TSR metric was achieved in accordance with the applicable criteria established by the Parent Compensation Committee.

PRSUs with TSR conditions are valued at grant date using a binomial-lattice model (i.e., Monte Carlo simulation model), while PRSUs with company-specific profit performance metric are valued at the market value of a share of Common stock on the date of grant taking into consideration the probability of achieving the specified performance goal. The Parent estimates the ultimate payout of PRSUs with a profit performance metric and adjusts the cumulative expense based on its estimate and the percent of the requisite service period that has elapsed. PRSUs with TSR conditions are recognized on a straight-line basis over the performance periods regardless of the performance condition achievement because the probability is factored into the valuation of the award. The related compensation expense for each of the awards is recognized, on a straight-line basis, over the vesting period.

Under the 2020 Plan, the Parent Compensation Committee may also award non-performance-based restricted stock units (“RSUs”) to select executives, employees and outside directors, which typically vest three years after the date of grant. With limited exceptions, the employee must remain in service until the vesting date. The Parent Compensation Committee determines the terms and conditions of each award, including any restriction period and other criteria applicable to the awards.

The activity of ESAB participants in the Parent’s PRSUs and RSUs is as follows:

	PRSUs		RSUs
	Weighted-Average		Weighted-Average
	Number of Units	Grant-Date Fair Value	Number of Units	Grant-Date Fair Value
Nonvested at January 1, 2021	63,592	$37.39	228,006	$33.30
Granted	25,709	44.60	212,492	45.94
Vested	(24,631)	33.10	(93,452)	32.76
Forfeited and expired	—	—	(46,387)	36.66

Nonvested at December 31, 2021	64,670	41.89	300,659	41.66

The weighted-average grant-date fair value of PRSUs granted during the year ended December 31, 2020 and 2019 was $47.68 and $27.53, respectively. The weighted-average grant-date fair value of RSUs granted during the year ended December 31, 2020 and 2019 was $35.53 and $27.76, respectively.

The fair value of shares vested during the years ended December 31, 2021, 2020 and 2019 was $3.9 million, $4.3 million and $3.3 million, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11.	Accrued and Other Liabilities

Accrued and Other liabilities in the Combined Balance Sheets consisted of the following:

	Current	Noncurrent	Current	Noncurrent
	December 31, 2021		December 31, 2020
	(In thousands)
Compensation and related benefits	$74,587	$62,215	$58,611	$79,307
Taxes	58,920	203,760	51,468	216,936
Contract liability	22,265	—	21,602	—
Lease liability	20,467	88,777	18,636	78,407
Third-party commissions	16,130	—	9,455	—
Warranty liability	14,954	—	14,022	—
Restructuring liability	7,834	275	5,706	221
Other	35,952	7,918	40,072	5,350

	$251,109	$362,945	$219,572	$380,221

Accrued Warranty Liability

A summary of the activity in the Company’s warranty liability included in Accrued liabilities in the Company’s Combined Balance Sheets is as follows:

	Year Ended December 31,
	2021	2020
	(In thousands)
Warranty liability, beginning of period	$14,022	$14,213
Accrued warranty expense	6,707	6,164
Changes in estimates related to pre-existing warranties	2,416	1,796
Cost of warranty service work performed	(7,909)	(8,449)
Foreign exchange translation effect	(282)	298

Warranty liability, end of period	$14,954	$14,022

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Accrued Restructuring Liability

The Company’s restructuring programs include a series of actions to reduce the structural costs of the Company. A summary of the activity in the Company’s restructuring liability included in Accrued liabilities and Other liabilities in the Combined Balance Sheets is as follows:

	Year Ended December 31, 2021
	Balance at Beginning of Period	Provisions	Payments	Foreign Currency Translation	Balance at End of Period
	(In thousands)
Restructuring and other related charges:
Americas
Termination benefits(1)	$1,089	$5,414	$(4,455)	$(4)	$2,044
Facility closure costs and other(2)	469	5,978	(6,397)	—	50

Subtotal	1,558	11,392	(10,852)	(4)	2,094

Non-cash charges(2)		220

Segment Total		11,612

EMEA & APAC
Termination benefits(1)	4,247	4,219	(2,641)	(51)	5,774
Facility closure costs(2)	122	2,090	(1,954)	(17)	241

Subtotal	4,369	6,309	(4,595)	(68)	6,015

Non-cash charges(2)		1,033

Segment Total		7,342

Total	$5,927	17,701	$(15,447)	$(72)	$8,109

Non-cash charges(2)		1,253

Total Provision		$18,954

(1)	Includes severance and other termination benefits, including outplacement services.
(2)	Includes the cost of relocating associates, relocating equipment, lease termination expense and other costs in connection with the closure and optimization of of facilities and product lines.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2020
	Balance at Beginning of Period	Provisions	Payments	Foreign Currency Translation	Balance at End of Period
	(In thousands)
Restructuring and other related charges:
Americas
Termination benefits(1)	$269	$5,321	$(4,480)	$(21)	$1,089
Facility closure costs(2)	9	6,615	(6,155)	—	469

Subtotal	278	11,936	(10,635)	(21)	1,558

Non-cash charges(2)		503

Segment Total		12,439

EMEA & APAC
Termination benefits(1)	1,369	6,060	(3,218)	36	4,247
Facility closure costs(2)	1,275	1,743	(2,905)	9	122

Subtotal	2,644	7,803	(6,123)	45	4,369

Non-cash charges(2)		1,391

Segment Total		9,194

Total	$2,922	19,739	$(16,758)	$24	$5,927

Non-cash charges(2)		1,894

Total Provision		$21,633

(1)	Includes severance and other termination benefits, including outplacement services.
(2)	Includes the cost of relocating associates, relocating equipment and lease termination expense in connection with the closure of facilities.

12.	Benefit Plans

The Company sponsors various defined benefit plans and other post-retirement benefits plans, including health and life insurance, for certain eligible employees or former employees. The Company uses December 31st as the measurement date for all of its employee benefit plans. The pension benefit disclosures presented below are primarily related to the Company’s foreign plans. The domestic portion included in the disclosures relate to three unfunded defined benefit plans that no longer accrue benefits; and have projected benefit obligations of $1.6 million as of December 31, 2021 and $1.8 million as of December 31, 2020; and had net annual periodic benefit costs of $0.1 million for the years ended December 31, 2021, 2020 and 2019.

Certain current and former employees of the Company participate in a benefit plan sponsored by the Parent which is frozen to future benefits. Net periodic pension benefit, related to the Parent sponsored plan, of $1.4 million, $0.7 million and $0.2 million for the years ended December 31, 2021, 2020 and 2019, respectively, has been allocated to the Company based on the Company’s share of total Colfax headcount and is reflected within Interest (income) expense and other, net, in the Combined Statements of Operations. The associated assets and liabilities of this Parent sponsored plan are not presented within the Company’s Combined Balance Sheets.

During the year ended December 31, 2021, the Company recognized a pension settlement gain of $11.2 million when the independent trustees of a company pension plan agreed to merge that plan with another company pension plan and contribute its surplus assets. During the year ended December 31, 2019, the Company settled a

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

non-U.S. pension plan. As a result of the settlement, the Company has no further funding obligations under this plan and recognized a loss of $33.6 million. These amounts are reflected in Pension settlement (gain) loss in the Combined Statements of Operations.

The following table summarizes the total changes in the Company’s pension and accrued post-retirement benefits and plan assets and includes a statement of the plans’ funded status:

	Pension Benefits		Other Post- Retirement Benefits
	Year Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
	(In thousands)
Change in benefit obligation:
Projected benefit obligation, beginning of year	$155,914	$143,395	$388	$224
Service cost	1,785	1,577	14	8
Interest cost	1,668	2,260	22	16
Plan amendments	911	95	—	—
Actuarial loss (gain)	(1,866)	6,063	(25)	153
Foreign exchange effect	(6,653)	9,674	(7)	(3)
Benefits paid	(8,168)	(8,904)	(10)	(10)
Settlements	(847)	—	—	—
Other	170	1,754	—	—

Projected benefit obligation, end of year	$142,914	$155,914	$382	$388

Accumulated benefit obligation, end of year	$139,513	$152,723	$382	$388

Change in plan assets:
Fair value of plan assets, beginning of year	$73,114	$67,535	$—	$—
Actual return on plan assets	4,706	4,037	—	—
Employer contributions	5,210	5,950	10	10
Foreign exchange effect	(1,594)	2,806	—	—
Benefits paid	(8,168)	(8,904)	(10)	(10)
Settlements(1)	11,272	—	—	—
Other	(37)	1,690	—	—

Fair value of plan assets, end of year	$84,503	$73,114	$—	$—

Funded status, end of year	$(58,411)	$(82,800)	$(382)	$(388)

Amounts recognized on the Combined Balance Sheets as of December 31:
Non-current assets	$7,119	$—	$—	$—
Current liabilities	(3,393)	(3,648)	(23)	(24)
Non-current liabilities	(62,137)	(79,152)	(359)	(364)

Total	$(58,411)	$(82,800)	$(382)	$(388)

(1)	Settlements includes $11.2 million classified as Pension settlement (gain) loss on the Company’s Consolidated Statements of Operations for the year ended December 31, 2021.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $ 68.5 million and $5.2 million, as of December 31, 2021 and $144.8 million and $64.9 million, respectively, as of December 31, 2020.

For pensions plans with projected benefit obligations in excess of plan assets, the projected benefit obligation and fair value of plan assets were $76.2 million and $10.7 million, respectively, as of December 31, 2021 and $152.6 million and $69.8 million, respectively, as of December 31, 2020.

The following table summarizes the changes in the Company’s foreign pension benefit obligations and plan assets, included in the table above, and includes a statement of the plans’ funded status:

	Foreign Pension Benefits
	Year Ended December 31,
	2021	2020
	(In thousands)
Change in benefit obligation:
Projected benefit obligation, beginning of year	$154,075	$141,586
Service cost	1,785	1,577
Interest cost	1,646	2,218
Plan amendments	911	95
Actuarial loss (gain)	(1,787)	5,913
Foreign exchange effect	(6,653)	9,674
Benefits paid	(8,022)	(8,740)
Settlements	(847)	—
Other	170	1,752

Projected benefit obligation, end of year	$141,278	$154,075

Accumulated benefit obligation, end of year	$137,876	$150,884

Change in plan assets:
Fair value of plan assets, beginning of year	$73,114	$67,535
Actual return on plan assets	4,706	4,037
Employer contributions	5,064	5,786
Foreign exchange effect	(1,594)	2,806
Benefits paid	(8,022)	(8,740)
Settlements	11,272	—
Other	(37)	1,690

Fair value of plan assets, end of year	$84,503	$73,114

Funded status, end of year	$(56,775)	$(80,961)

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Expected contributions to the Company’s pension and other post-employment benefit plans for the year ending December 31, 2022, related to plans as of December 31, 2021, are $4.8 million. The following benefit payments are expected to be paid during each respective fiscal year:

	Pension Benefits		Other Post- Retirement Benefits
	All Plans	Foreign Plans
	(In thousands)
2022	$8,660	$8,518	$23
2023	8,574	8,439	25
2024	7,775	7,645	27
2025	8,029	7,904	27
2026	8,328	8,209	29
2027 - 2031	39,539	39,025	156

The Company’s primary investment objective for its pension plan assets is to provide a source of retirement income for the plans’ participants and beneficiaries. The assets are invested with the goal of preserving principal while providing a reasonable rate of return over the long term. Diversification of assets is achieved through strategic allocations to various asset classes. Actual allocations to each asset class vary due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions, and the timing of benefit payments and contributions. The asset allocation is monitored and rebalanced as required, as frequently as on a quarterly basis in some instances. The target allocation for plan assets varies by plan and jurisdiction. The actual allocation percentages as of December 31, 2021 and 2020 are consistent with the target allocation ranges of the plans.

The following are the actual allocation percentages for the Company’s pension plan assets:

	Actual Asset Allocation
	December 31,
	2021	2020
Foreign Plans:
Equity securities	23%	27%
Fixed income securities	25%	10%
Cash and cash equivalents	1%	0%
Insurance contracts	38%	49%
Investment funds(1)	13%	14%

(1)	Represents various fixed income and equity securities.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

A summary of the Company’s pension plan assets for each fair value hierarchy level for the periods presented follows (see Note 13, “Financial Instruments and Fair Value Measurements” for further description of the levels within the fair value hierarchy):

	December 31, 2020
	Level One	Level Two	Level Three	Total
	(In thousands)
Foreign Plans:
Cash and cash equivalents(1)	$442	$—	$—	$442
Equity securities	19,305	—	—	19,305
Non-U.S. government and corporate bonds	21,310	—	—	21,310
Insurance contracts	—	32,570	—	32,570
Investment funds	—	10,836	—	10,836
Other	—	40	—	40

	$41,057	$43,446	$—	$84,503

(1)	The weighted-average interest crediting rates received in Cash and cash equivalents of foreign plans are immaterial relative to total plan assets.

	December 31, 2020
	Level One	Level Two	Level Three	Total
	(In thousands)
Foreign Plans:
Cash and cash equivalents(1)	$239	$—	$—	$239
Equity securities	19,513	—	—	19,513
Non-U.S. government and corporate bonds	5,331	1,922	—	7,253
Insurance contracts	—	35,593	—	35,593
Investment funds	—	10,491	—	10,491
Other	—	25	—	25

	$25,083	$48,031	$—	$73,114

(1)	The weighted-average interest crediting rates received in Cash and cash equivalents of foreign plans are immaterial relative to total plan assets.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table sets forth the components of net periodic benefit cost and Other comprehensive income of the Company’s defined benefit pension plans and other post-retirement employee benefit plans:

	Pension Benefits			Other Post- Retirement Benefits
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019
	(In thousands)
Components of Net Periodic Benefit (Income) Cost:
Service cost	$1,785	$1,577	$1,527	$14	$8	$5
Interest cost	1,668	2,260	7,381	22	16	14
Amortization	1,220	785	364	8	(8)	10
Settlement (gain) loss(1)	(11,195)	—	33,616	—	—	—
Other	2	154	79	—	—	—
Expected return on plan assets	(2,258)	(2,397)	(7,190)	—	—	—

Net periodic benefit (income) cost	$(8,778)	$2,379	$35,777	$44	$16	$29

Change in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Gain) Loss:
Current year net actuarial (gain) loss(2)	$(5,788)	$6,533	$62,529	$(27)	$157	$44
Current year prior service cost	—	95	23	—	—	15
Less amounts included in net periodic benefit cost:
Amortization of net (gain) loss	(1,228)	(785)	(296)	(8)	8	6
Settlement/divestiture/other gain	—	(89)	(33,616)	—	—	—
Amortization of prior service cost	(5)	—	(63)	—	—	(15)

Total recognized in Other comprehensive (gain) loss	$(7,021)	$5,754	$28,577	$(35)	$165	$50

(1)

Settlement (gain) loss includes an $11.2 million gain and a $33.6 million loss classified as Pension settlement (gain) loss on the Company’s Consolidated Statement of Operations for the years ended December 31, 2021 and 2019, respectively.

(2)	The actuarial loss in 2019 was primarily due to lower discount rates and lower expected returns on plan assets utilized in plans’ actuarial models.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table sets forth the components of net periodic benefit cost and Other comprehensive income of the foreign defined benefit pension plans, included in the table above:

	Foreign Pension Benefits
	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Components of Net Periodic Benefit (Income) Cost:
Service cost	$1,785	$1,577	$1,527
Interest cost	1,646	2,218	7,321
Amortization	1,118	692	286
Settlement (gain) loss	(11,195)	—	33,616
Other	2	154	79
Expected return on plan assets	(2,258)	(2,397)	(7,190)

Net periodic benefit cost	$(8,902)	$2,244	$35,639

Change in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Gain) Loss:
Current year net actuarial loss (gain)	$(5,710)	$6,389	$62,382
Current year prior service cost	—	101	23
Less amounts included in net periodic benefit (income) cost:
Amortization of net loss	(1,126)	(692)	(218)
Settlement/divestiture/other gain	—	(89)	(33,611)
Amortization of prior service cost	(5)	—	(68)

Total recognized in Other comprehensive (gain) loss	$(6,841)	$5,709	$28,508

The components of net unrecognized pension and other post-retirement benefit cost included in Accumulated other comprehensive loss in the Combined Balance Sheets that have not been recognized as a component of net periodic benefit cost are as follows:

	Pension Benefits		Other Post-Retirement Benefits
	December 31,		December 31,
	2021	2020	2021	2020
	(In thousands)
Net actuarial loss	$21,388	$28,403	$56	$91
Prior service cost	95	101	—	—

Total	$21,483	$28,504	$56	$91

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The key economic assumptions used in the measurement of the Company’s pension and other post-retirement benefit obligations are as follows:

	Pension Benefits		Other Post-Retirement Benefits
	December 31,		December 31,
	2021	2020	2021	2020
Weighted-average discount rate:
All plans	1.9%	1.3%	6.6%	6.0%
Foreign plans	1.9%	1.3%	—	—
Weighted-average rate of increase in compensation levels for active foreign plans	0.6%	0.6%	—	—

The key economic assumptions used in the computation of net periodic benefit cost are as follows:

	Pension Benefits			Other Post-Retirement Benefits
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019
Weighted-average discount rate:
All plans	1.3%	2.0%	2.8%	6.0%	7.6%	8.9%
Foreign plans	1.3%	1.9%	2.8%	—	—	—
Weighted-average expected return on plan assets:
All plans	3.6%	4.1%	2.9%	—	—	—
Foreign plans	3.6%	4.1%	2.9%	—	—	—
Weighted-average rate of increase in compensation levels for active foreign plans	0.6%	0.8%	3.2%	—	—	—

In determining discount rates, the Company utilizes the single discount rate equivalent to discounting the expected future cash flows from each plan using the yields at each duration from a published yield curve as of the measurement date.

For measurement purposes, a weighted-average annual rate of increase in the per capita cost of covered health care benefits of 7.5% was assumed. The rate was assumed to decrease gradually to 4.5% by 2034 and remain at that level thereafter for benefits covered under the plans.

The expected long-term rate of return on plan assets was based on the Company’s investment policy target allocation of the asset portfolio between various asset classes and the expected real returns of each asset class over various periods of time that are consistent with the long-term nature of the underlying obligations of these plans.

13.	Financial Instruments and Fair Value Measurements

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance establishes a fair value hierarchy based on the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying values of financial instruments, including Trade receivables, other receivables and Accounts payable, approximate their fair values due to their short-term maturities. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

A summary of the Company’s assets and liabilities that are measured at fair value on a recurring basis for each fair value hierarchy level for the periods presented is as follows:

	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Cash equivalents	$8,133	$—	$—	$8,133
Foreign currency contracts - not designated as hedges	—	2,487	—	2,487

	$8,133	$2,487	$—	$10,620

Liabilities:
Foreign currency contracts - not designated as hedges	$—	$2,309	$—	$2,309

	December 31, 2020
	Level One	Level Two	Level Three	Total
	(In thousands)
Assets:
Cash equivalents	$7,420	$—	$—	$7,420
Foreign currency contracts - not designated as hedges	—	2,071	—	2,071

	$7,420	$2,071	$—	$9,491

Liabilities:
Foreign currency contracts - not designated as hedges	$—	$1,621	$—	$1,621

There were no transfers in or out of Level One, Two or Three during the years ended December 31, 2021 and 2020.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Cash Equivalents

The Company’s cash equivalents consist of investments in interest-bearing deposit accounts and money market mutual funds which are valued based on quoted market prices. The fair value of these investments approximate cost due to their short-term maturities and the high credit quality of the issuers of the underlying securities.

Foreign Currency Contracts

The Company periodically enters into foreign currency derivative contracts. As the Company has manufacturing sites throughout the world and sells its products globally, the Company is exposed to movements in the exchange rates of various currencies. As a result, the Company enters into foreign currency swaps and forward contracts to mitigate this exchange rate risk. Commodity derivative contracts can be used to manage costs of raw materials used in the Company’s production processes. There were no changes during the periods presented in the Company’s valuation techniques used to measure asset and liability fair values on a recurring basis.

Foreign currency contracts are measured using broker quotations or observable market transactions in either listed or over-the-counter markets. The Company primarily uses foreign currency contracts to mitigate the risk associated with customer forward sale agreements denominated in currencies other than the applicable local currency, and to match costs and expected revenues where production facilities have a different currency than the selling currency.

As of December 31, 2021 and 2020, the Company had foreign currency contracts related to purchases and sales with notional values of $180.8 million and $184.0 million, respectively.

The Company recognized the following in its Combined Financial Statements related to its derivative instruments:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Contracts Not Designated in a Hedge Relationship:
Foreign Currency Contracts
Changes in unrealized (loss) gain	$177	$1,426	$(611)
Realized loss	(5,361)	(469)	(572)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk are considered to exist when there are amounts collectible from multiple counterparties with similar characteristics, which could cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. The Company performs credit evaluations of its customers prior to delivery or commencement of services and normally does not require collateral. Letters of credit are occasionally required when the Company deems necessary. There are no customers which represent more than 10% of the Company’s Trade receivables, net as of December 31, 2021 and 2020.

14.	Commitments and Contingencies

General Litigation

The Company is involved in various pending legal proceedings arising out of the ordinary course of the Company’s business. None of these legal proceedings is expected to have a material adverse effect on the financial condition, results of operations or cash flow of the Company. With respect to these proceedings,

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

management of the Company believes that it will either prevail, has adequate insurance coverage or has established appropriate accruals to cover potential liabilities. Legal costs related to proceedings or claims are recorded when incurred. Other costs that management estimates may be paid related to the claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adverse to the Company, there could be a material adverse effect on the financial condition, results of operations or cash flow of the Company.

Off-Balance Sheet Arrangements

As of December 31, 2021, the Company had $123.2 million of unconditional purchase obligations with suppliers, the majority of which is expected to be paid by December 31, 2022.

As of December 31, 2021, the Company had outstanding letters of credit of $33.3 million.

15.	Segment Information

ESAB is a leading global supplier of consumable welding and cutting products and equipment, as well as gas control equipment, for use in cutting, joining and automated welding industries.

The Company’s management evaluates the operating results of each of its reportable segments based upon Net sales and segment operating income, which represents Operating income before restructuring and certain other charges.

The Company’s segment results were as follows:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Net sales(1):
Americas	$1,004,208	$767,414	$939,673
EMEA & APAC	1,423,907	1,182,655	1,307,353

	$2,428,115	$1,950,069	$2,247,026

Segment operating income(2):
Americas	$119,737	$73,981	$108,946
EMEA & APAC	205,431	149,778	170,174

	$325,168	$223,759	$279,120

Depreciation, amortization and other impairment charges:
Americas	$33,890	$36,380	$39,722
EMEA & APAC	42,009	40,264	40,350

	$75,899	$76,644	$80,072

Capital expenditures:
Americas	$14,095	$15,244	$13,995
EMEA & APAC	21,489	24,894	30,459

	$35,584	$40,138	$44,454

(1)

For the years ended December 31, 2021, 2020 and 2019, the total net sales originating from the U.S. were $533.5 million, $443.7 million and $534.5 million, respectively. The remainder of the sales were derived from foreign countries.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(2)	The following is a reconciliation of Income before income taxes to segment operating income:

	Year Ended December 31,
	2021	2020	2019
	(In thousands)
Income before income taxes	$319,088	$205,839	$221,467
Pension settlement (gain) loss	(11,208)	—	33,616
Interest (income) expense and other, net	(1,666)	(3,713)	997
Restructuring and other related charges	18,954	21,633	23,040

Segment operating income	$325,168	$223,759	$279,120

	December 31,
	2021	2020
	(In thousands)
Investments in Equity Method Investees:
Americas	$—	$—
EMEA & APAC	28,180	32,409

	$28,180	$32,409

Total Assets:
Americas	$1,304,797	$1,252,616
EMEA & APAC	2,156,465	2,133,213

	$3,461,262	$3,385,829

	December 31,
Property, Plant and Equipment, Net(1):	2021	2020
	(In thousands)
United States	$64,136	$65,627
Czech Republic	63,273	65,188
India	37,312	39,589
Russia	18,797	19,490
Sweden	14,138	16,093
Other foreign countries	88,622	94,837

	$286,278	$300,824

(1)	As the Company does not allocate all long-lived assets, specifically intangible assets, to each individual country, evaluation of long-lived assets in total is impracticable.

16.	Acquisition

During the year ended December 31, 2021, the Company completed one acquisition for total consideration, net of cash received, of $4.9 million. The Company may also pay additional contingent consideration up to $4.0 million, based on the future performance of the acquired company. The acquisition was for Octopuz, a Canadian leader in developing offline robot programming software, which further enhances the Company’s digital product solutions.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17.	Related Party Transactions

Allocated Expenses

The Company has historically operated as part of the Parent and not as a stand-alone company. Accordingly, the Parent has allocated certain shared costs to the Company that are reflected as expenses in these financial statements. These amounts include, but are not limited to, items such as general management and executive oversight, compliance, human resources, procurement, and legal functions and financial management, including public company reporting, consolidated tax filings and tax planning. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future. Allocation methodologies utilized include the Company’s relative share of total Parent revenues and headcount.

All of the Company’s transactions with the Parent are considered to be financing transactions, which are presented as Transfers to Parent, net in the accompanying Combined Statements of Cash Flows.

The Company’s allocated expenses from the Parent are $29.5 million, $24.2 million and $22.3 million for the years ended December 31, 2021, 2020 and 2019, respectively, and are included in the Selling, general and administrative expense in the Combined Statements of Operations.

Refer to Note 12, “Benefit Plans,” for allocations of net periodic benefit associated with a Parent sponsored benefit plan.

FABRICATION TECHNOLOGY BUSINESS OF COLFAX CORPORATION

SCHEDULE II–VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged to Cost and Expense(1)	Write-Offs Write-Downs and Deductions	Foreign Currency Translation	Balance at End of Period
	(Dollars in thousands)
Year Ended December 31, 2021:
Allowance for credit losses	$32,311	$(494)	$(6,931)	$(974)	$23,912
Valuation allowance for deferred tax assets	12,647	3,738	—	(920)	15,465
Year Ended December 31, 2020:
Allowance for credit losses(2)	$32,008	$4,936	$(3,448)	$(1,185)	$32,311
Valuation allowance for deferred tax assets	17,855	—	(4,738)	(470)	12,647
Year Ended December 31, 2019:
Allowance for credit losses	$26,169	$7,118	$(5,933)	$(59)	$27,295
Valuation allowance for deferred tax assets	17,363	897	—	(405)	17,855

(1)	Amounts charged to expense are net of recoveries for the respective period.
(2)

The Allowance for credit losses as of January 1, 2020 includes the cumulative-effect adjustment of the adoption of ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Colfax Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of ESAB Corporation (the Company), a wholly-owned subsidiary of Colfax Corporation, as of December 31, 2021 and the related consolidated statements of operations, comprehensive loss, equity and cash flows for the period from inception (May 19, 2021) to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from inception (May 19, 2021) to December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Baltimore, Maryland

February 22, 2022

ESAB CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

Dollars in thousands

For the period from inception (May 19, 2021) to December 31, 2021
Net sales	$59,921
Cost of sales	36,435

Gross profit	23,486
Selling, general and administrative expense	11,375

Operating income	12,111
Interest expense	204

Income before income taxes	11,907
Income tax expense	5,039

Net income	$6,868

See Notes to Consolidated Financial Statements.

ESAB CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Dollars in thousands

For the period from inception (May 19, 2021) to December 31, 2021
Net income	$6,868
Other comprehensive loss:
Foreign currency translation	(8,669)

Other comprehensive loss	(8,669)

Comprehensive loss	$(1,801)

See Notes to Consolidated Financial Statements.

ESAB CORPORATION

CONSOLIDATED BALANCE SHEET

Dollars in thousands

December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$325
Trade receivables, less allowance for credit losses of $813	14,880
Inventories, net	18,397
Prepaid expenses	1,722
Other current assets	1,703

Total current assets	37,027
Property, plant and equipment, net	7,369
Goodwill	75,503
Intangible assets, net	19,323
Lease asset - right of use	7,421
Other assets	795
Related party receivables, net	101,590

Total assets	$249,028

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$15,685
Accrued payroll	3,009
Accrued taxes	2,019
VAT payable	4,004
Current lease liability	826
Other accrued liabilities	1,113

Total current liabilities	26,656
Deferred tax liability	5,363
Other liabilities	2,993
Non-current lease liability	6,351

Total liabilities	41,363

Equity:
Additional paid in capital	202,515
Retained Earnings	88,899
Accumulated other comprehensive loss	(83,749)

Total equity	207,665

Total liabilities and equity	$249,028

See Notes to Consolidated Financial Statements.

ESAB CORPORATION

CONSOLIDATED STATEMENT OF EQUITY

Dollars in thousands

	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at inception (May 19, 2021)	$202,515	$82,031	$(75,080)	$209,466
Net income	—	6,868	—	6,868
Other comprehensive loss	—	—	(8,669)	(8,669)

Balance at December 31, 2021	$202,515	$88,899	$(83,749)	$207,665

See Notes to Consolidated Financial Statements.

ESAB CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

Dollars in thousands

For the period from inception (May 19, 2021) to December 31, 2021
Cash flows from operating activities:
Net income	$6,868
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization charges	1,565
Deferred income tax expense	146
Changes in operating assets and liabilities:
Trade receivables, net	(666)
Inventories, net	(6,555)
Accounts payable	1,055
Other operating assets and liabilities	(1,422)

Net cash provided by operating activities	991

Cash flows from investing activities:
Purchases of property, plant and equipment	(783)
Proceeds from sale of property, plant and equipment	17

Net cash used in investing activities	(766)

Cash flows from financing activities:
Proceeds from short-term borrowings	52
Related party financing repayments, net	(4,323)

Net cash used in financing activities	(4,271)

Effect of foreign exchange rates on Cash and cash equivalents	(189)

Decrease in Cash and cash equivalents	(4,235)

Cash and cash equivalents, beginning of period	4,560

Cash and cash equivalents, end of period	$325

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OF ESAB CORPORATION

1.	Organization and Basis of Presentation

ESAB Corporation (the “Company”) is a Delaware corporation, and since its organization on May 19 2021, a wholly owned subsidiary of Colfax Corporation (“Colfax” or “Parent”). On May 19, 2021, in connection with the organization of ESAB Corporation, Colfax subscribed for 100 shares of common stock of ESAB Corporation.

On March 4, 2021, Colfax announced its intention to spin off its existing Fabrication Technology business (“FabTech”) into a separate publicly-traded company. The spin-off is targeted to be completed near the end of the first quarter of 2022 through a tax-free pro rata distribution of 90% of the common stock of FabTech business (the “Distribution”) to Colfax shareholders. The Company is anticipated to become the new parent company of FabTech upon completion of the Distribution.

While, subject to satisfaction of certain conditions, Colfax currently intends to effect the separation of FabTech through a distribution of shares of ESAB Corporation, Colfax has no obligation to pursue or consummate any separation of FabTech, including dispositions of its ownership interest in ESAB Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Colfax may decide not to consummate the separation and the distribution even if the conditions are satisfied or Colfax may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

On December 14, 2021, ESAB International Holdings, a wholly owned subsidiary of the Company, was established. The Company subscribed for 100 shares of common stock of ESAB International Holdings.

On December 29, 2021, in anticipation of the Distribution, certain subsidiaries of FabTech were transferred into the ownership of the Company in a common-control transaction. These subsidiaries, which operate in Peru and Colombia, are fully included in the combined financial results of the Fabrication Technology business of Colfax Corporation.

The accompanying consolidated financial statements presents the historical financial position of ESAB Corporation in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The Company’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP and include all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities or joint ventures for which the Company has a controlling financial interest or is the primary beneficiary. When protective rights, substantive rights or other factors exist, further analysis is performed in order to determine whether or not there is a controlling financial interest. The Consolidated Financial Statements reflect the assets, liabilities, revenues and expenses of consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to the customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for transferring the goods or services.

The Company provides a variety of products and services to its customers. Most of the Company’s contracts consist of a single, distinct performance obligation or promise to transfer goods or services to a customer. For contracts that include multiple performance obligations, we allocate the total transaction price to each performance obligation using our best estimate of the stand-alone selling price of each identified performance obligation. A significant majority of our revenue relates to the shipment of off-the-shelf products that is recognized when control is transferred to the customer. On a limited basis, we have agreements with customers that have multiple performance obligations. In determining whether there are multiple performance obligations, we first assess the goods or services promised in the customer arrangement and then consider the guidance in ASC 606, “Revenue from Contracts with Customers”, to evaluate whether goods and services are capable of being distinct and are considered distinct within the customer arrangement. To determine whether promised goods or services are separately identifiable (i.e., whether a promise to transfer a good or service is distinct in the context of the contract), we evaluate whether the contract is to deliver (1) multiple promised goods or services or (2) a combined item that comprises the individual goods or services promised in the contract. Substantially all revenue involving development and application engineering projects consists of a single performance obligation and is recognized at a point in time.

Revenue recognition and billing typically occur simultaneously for contracts recognized at a point in time. Therefore we do not have material revenues in excess of customer billings or billings to customers in excess of recognized revenues.

The period of benefit for the Company’s incremental costs of obtaining a contract generally have less than a one-year duration; therefore, the Company applies the practical expedient available and expenses costs to obtain a contract when incurred.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis within Net sales in the Consolidated Statement of Operations and are recorded on the Consolidated Balance Sheet until remitted to the respective taxing authority.

Cash and Cash Equivalents

Cash and cash equivalents include all financial instruments purchased with an initial maturity of three months or less.

Trade Receivables

Trade receivables are presented net of an allowance for credit losses. The estimate of current expected credit losses on trade receivables considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Estimated credit losses are reviewed periodically by management.

Inventories

Inventories are valued at the lower of cost or net realizable value. Fixed manufacturing overhead costs are allocated to inventory based on normal production capacity and abnormal manufacturing activities are recognized as period costs. Cost for inventories is determined using the first-in, first-out method.

The Company periodically reviews its quantities of inventories on hand and compares these amounts to the expected usage of each particular product. The Company records a charge to Cost of sales for any amounts required to reduce the carrying value of inventories to its net realizable value.

Property, Plant and Equipment

Property, plant and equipment, net is stated at historical cost, which includes the fair values of such assets acquired through acquisitions.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired through acquisitions by the Company. Indefinite-lived intangible assets consist of certain trade names.

The Company evaluates the recoverability of Goodwill and its indefinite-lived trade names annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. The annual impairment test date elected by the Company is the first day of its fourth quarter. The Company has two reporting units and a single reporting segment. Goodwill and indefinite-lived trade names are considered to be impaired when the carrying value of a reporting unit or asset exceeds its fair value.

In the evaluation of goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting entity is less than its carrying value. If the Company determines that it is more likely than not for a reporting unit’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If the Company determines that it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the reporting unit’s fair value is performed and compared to the carrying value of that reporting unit. In certain instances, the Company may elect to forgo the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying value of a reporting unit exceeds its fair value, goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the reporting unit’s carrying value over its fair value.

When a quantitative impairment test is needed, the Company measures fair value of reporting units based on a present value of future discounted cash flows. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flows that the reporting units are expected to generate in the future. Significant estimates in the discounted cash flow models include the weighted-average cost of capital, net sales and profitability of our business. No indication of impairment existed based on the Company’s evaluation for the period from inception (May 19, 2021) to December 31, 2021. No material events that would represent impairment indicators have occurred subsequent to the performance of the 2021 annual impairment test.

In the evaluation of indefinite-lived trade names for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the trade name is less than its carrying value. If the Company determines that it is more likely than not for the trade name’s fair value to be greater than its carrying value, a calculation of the fair value is not performed. If the Company determines that it is more likely than not that the trade name’s fair value is less than its carrying value, a fair value calculation is performed and compared to the carrying value of the trade name. In certain instances, the Company may elect to forgo the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying amount of the indefinite-lived trade name exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company measures the fair value of its indefinite-lived trade names using the “relief from royalty” method. Significant estimates in this approach include projected revenues and royalty and discount rates for each trade name evaluated. No indication of impairment existed based on the Company’s evaluation for the period from inception (May 19, 2021) to December 31, 2021.

Impairment of Long-Lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets

Definite-lived intangible assets primarily represent acquired customer relationships. The Company generally uses a straight-line amortization method with useful lives generally ranging from ten to twenty years.

The Company assesses its long-lived assets and definite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amounts, an impairment loss equal to the difference between the carrying amount of the asset and its fair value would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. Management determines fair value using the discounted cash flow method or other accepted valuation techniques.

Income Taxes

Income taxes for the Company are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Consolidated Financial Statements and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are reported in Other assets in the Consolidated Balance Sheet. Deferred income tax liabilities are reported in the Consolidated Balance Sheet. The effect on deferred income tax assets and liabilities of a change in tax rates is generally recognized in Income tax expense in the period that includes the enactment date. Global Intangible Low-Taxed Income (“GILTI”) is accounted for as a current tax expense in the year the tax is incurred.

Valuation allowances are recorded if it is more likely than not that some portion of the deferred income tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considers various factors, including the expected level of future taxable income and available tax planning strategies. Any changes in judgment about the valuation allowance are recorded through Income tax expense and are based on changes in facts and circumstances regarding realizability of deferred tax assets.

The Company must presume that an income tax position taken in a tax return will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination based upon the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Company establishes a liability for unrecognized income tax benefits for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority to the extent such tax positions reduce the Company’s income tax liability. The Company recognizes interest and penalties related to unrecognized income tax benefits in Income tax expense in the Consolidated Statement of Operations.

Use of Estimates

The Company makes certain estimates and assumptions in preparing its Consolidated Financial Statements in accordance with U.S. GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses for the period presented. Actual results may differ from those estimates.

3.	Revenue

The Company develops, manufactures and supplies consumable welding and cutting products and equipment. The Company provides a wide range of products with innovative technologies to solve challenges in a range of industries, including cutting, joining and automated welding. Substantially all revenue is recognized at a point in time.

The Company disaggregates its revenue into the following product groups:

For the period from inception (May 19, 2021) to December 31, 2021
(In thousands)
Consumables	$50,916
Equipment	9,005

$59,921

There are no customers which represent more than 10% of the Company’s revenue for the period from inception (May 19, 2021) to December 31, 2021.

4.	Property, Plant and Equipment, Net

Property, Plant and Equipment, consisted of the following:

	Depreciable Life	December 31, 2021
	(In years)	(In thousands)
Land	n/a	$1,459
Buildings and improvements	5-40	4,530
Machinery and equipment	3-15	8,453

		14,442
Accumulated depreciation		(7,073)

		$7,369

Depreciation expense for the period from inception (May 19, 2021) to December 31, 2021 was $0.6 million.

5.	Inventories, Net

Inventories, net consisted of the following:

December 31, 2021
(In thousands)
Raw materials	$6,946
Work in process	453
Finished goods	11,935

19,334
Less: allowance for excess, slow-moving and obsolete inventory	(937)

$18,397

6.	Leases

The Company leases certain office spaces and vehicles. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Most leases include renewal options, which can extend the lease term into the future. The Company determines the lease term by assuming options that are reasonably certain of being renewed will be exercised. Certain of the Company’s leases include rental payments adjusted for inflation. The right-of-use lease asset and lease liabilities are recorded on the Consolidated Balance Sheet. Operating lease expense was $0.7 million, for the period from inception (May 19, 2021) to December 31, 2021.

The following table presents the maturity of our operating lease liabilities as of December 31, 2021:

December 31, 2021
(In thousands)
Future lease payments by year:
2022	$1,090
2023	961
2024	835
2025	530
2026	551
Thereafter	5,110

Total	9,077
Less: present value discount	(1,900)

Present value of lease liabilities	$7,177

Weighted-average remaining lease term (in years):
Operating leases	11.49
Weighted-average discount rate:
Operating leases	3.9%

7.	Goodwill and Intangible Assets

The following table summarizes Goodwill activity for the period from inception (May 19, 2021) to December 31, 2021:

December 31, 2021
(In thousands)
Balance, May 19, 2021	$79,954
Impact of foreign currency translation	(4,451)

Balance, December 31, 2021	$75,503

The following table summarizes the Company’s Intangible assets, excluding Goodwill:

	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Indefinite-lived intangible assets
Trade names	$4,124	$—
Definite-lived intangible assets
Software	1,509	(1,280)
Acquired customer relationships	27,402	(12,432)

	$33,035	$(13,712)

Amortization expense for the period from inception (May 19, 2021) to December 31, 2021 was $1.0 million. See Note 2, “Summary of Significant Accounting Policies” for discussion regarding impairment of Intangible assets.

8.	Income Taxes

Income before income taxes and Income tax expense consisted of the following:

For the period from May 19, 2021 to December 31, 2021
(In thousands)
Income before income taxes:
Domestic operations	$—
Foreign operations	11,907

$11,907

Income tax expense:
Current:
Federal	$—
State	—
Foreign	4,893

4,893

Deferred:
Domestic operations	—
Foreign operations	146

146

$5,039

The Company’s Income tax expense differs from the amount that would be computed by applying the U.S. federal statutory rate as follows:

For the period from May 19, 2021 to December 31, 2021
(In thousands)
Taxes calculated at the U.S. federal statutory rate	$2,500
Effect of tax rates on international operations	1,112
Withholding taxes	1,427

Income tax expense	$5,039

Deferred income taxes, net reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The significant components of deferred tax assets and liabilities are as follows:

December 31, 2021
(In thousands)
Deferred tax assets:
Expenses currently not deductible	$3,423

Deferred tax liabilities:
Depreciation and amortization	$(8,064)
Inventory	(722)

Total deferred tax liabilities	$(8,786)

Total deferred tax liabilities, net	$(5,363)

For the year ended December 31, 2021, all undistributed earnings of the Company’s foreign subsidiaries, which are indefinitely reinvested outside the U.S., were provisionally estimated to be $17.7 million.

The Company records a liability for unrecognized income tax benefits for the amount of benefit included in its previously filed income tax returns and in its financial results expected to be included in income tax returns to be filed for periods through the date of its Consolidated Financial Statements for income tax positions for which it is not more likely than not to be sustained upon examination by the respective taxing authority. The gross unrecognized tax benefit (inclusive of associated interest and penalties) at inception (May 19, 2021) and December 31, 2021 was $2.9 million.

The Company is routinely examined by tax authorities around the world. Tax examinations remain in process in Peru. In Peru, tax years dating back to 2012 remain subject to examination.

The Company’s total unrecognized tax benefits were $2.9 million as of December 31, 2021, inclusive of $0.8 million of interest and penalties and are included within Other liabilities on the Consolidated Balance Sheet. Due to the difficulty in predicting with reasonable certainty when tax audits will be fully resolved and closed, the range of reasonably possible significant increases or decreases in the liability for unrecognized tax benefits that may occur within the next 12 months is difficult to ascertain. Currently, the Company estimates that it is reasonably possible that the expiration of various statutes of limitations, resolution of tax audits and court decisions may reduce its tax expense in the next 12 months, the Company does not expect any such reduction to be material.

9.	Financial Instruments and Fair Value Measurements

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance establishes a fair value hierarchy based on the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying values of financial instruments, including Trade receivables, other receivables and Accounts payable, approximate their fair values due to their short-term maturities. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

A summary of the Company’s assets and liabilities that are measured at fair value on a recurring basis for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2021
	Level One	Level Two	Level Three	Total
		(In thousands)
Assets:
Foreign currency contracts - not designated as hedges(1)	$—	$509	$—	$509

Liabilities:
Foreign currency contracts - not designated as hedges(2)	$—	$30	$—	$30

(1)	Included within other current assets in the Consolidated Balance Sheet.
(2)	Included within other accrued liabilities in the Consolidated Balance Sheet.

There were no transfers in or out of Level One, Two or Three during the period from inception (May 19, 2021) to December 31, 2021.

Foreign Currency Contracts

The Company periodically enters into foreign currency derivative contracts including foreign currency swaps and forward contracts to mitigate exchange rate risk. Commodity derivative contracts can be used to manage costs of raw materials used in the Company’s production processes. Foreign currency contracts are measured using broker quotations or observable market transactions in either listed or over-the-counter markets. The Company primarily uses foreign currency contracts to mitigate the risk associated with customer forward sale agreements denominated in currencies other than the applicable local currency, and to match costs and expected revenues where production facilities have a different currency than the selling currency. As of December 31, 2021, the Company had foreign currency contracts related to purchases and sales with a notional value of $24.2 million.

The Company recognized the following in its Consolidated Financial Statements related to its derivative instruments:

For the period from inception (May 19, 2021) to December 31, 2021
(In thousands)
Contracts Not Designated in a Hedge Relationship:
Foreign Currency Contracts
Changes in unrealized gain	$478
Realized loss	$(2,624)

10.	Related Party Transactions

The Parent allocates management charges to the Company for corporate services and license fees. Management charges of $4.0 million were recognized within Selling, general and administrative expense on the Consolidated Statement of Operations for the period from inception (May 19, 2021) to December 31, 2021.

The Company participates in Colfax’s corporate cash sweep program and has executed certain financing transactions with other entities under common control. As a result of these transactions, the Company has a balance due from related parties of $101.6 million as of December 31, 2021. Interest is accrued on these balances at a rate of London Inter-Bank Offered Rate less 0.25%.